Form 20-F
period 2017-04-30
Oasmia Pharmaceutical AB
filed 2017-08-24
CIK 1607245

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended April 30, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report. Not applicable

Commission file number 001-37604

Oasmia Pharmaceutical AB

 (Exact name of Registrant as specified in its charter)

Oasmia Pharmaceutical AB

 (Translation of Registrant's name into English)

Sweden

(Jurisdiction of incorporation or organization)

Vallongatan 1
SE-752 28 Uppsala
Sweden

(Address of principal executive offices)

Mikael Asp
Chief Executive Officer
Oasmia Pharmaceutical AB

Vallongatan 1
SE-752 28 Uppsala
Sweden

 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing three (3)	Nasdaq Capital Market
Ordinary Shares, par value SEK 0.10 per share
Ordinary Shares, par value SEK 0.10 per share*	Not Applicable

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

Ordinary shares: 172 881 108 as perJuly 31, 2017

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

☒  Yes     ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,"accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

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

☐  Yes     ☒  No

Oasmia Pharmaceutical AB

Introduction

This document contains information required for the annual report on Form 20-F for the fiscal year ended April 30, 2017 of Oasmia Pharmaceutical AB (the “Form 20-F”). Unless the context specifically indicates otherwise, references in this Form 20-F to “Oasmia Pharmaceutical AB”, “Oasmia Pharmaceutical”, “Oasmia”, “we”, “our”, “ours”, “us”, the “Company” or similar terms refer to Oasmia Pharmaceutical AB.

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

The following table summarizes our consolidated financial data as of the dates and for the periods indicated. The selected consolidated financial data for the fiscal years presented have been derived from our consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). Furthermore, the recommendation RFR 1, Supplementary accounting regulations for Groups, issued by the Swedish Financial Reporting Board, has been applied. We have prepared the consolidated financial information set forth below on the same basis as our audited consolidated financial statements.

Our consolidated financial statements are prepared and presented in Swedish krona “SEK”, which is our functional currency. All tables, if not expressly otherwise stated, in this annual report are therefore in Swedish krona.

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

Key figures are translated into USD as additional information as a service to readers of this annual report in the US. The US Dollar is not the functional currency of Oasmia, which is SEK. The conversion of currency has been made by use of a convenience rate for all figures including those from previous periods. This rate is the closing rate as per August 18, 2017 which was 8.1082 SEK per one USD.

Consolidated income statement data:

	2017	2017	2016	2015	2014
	(TUSD)	(TSEK)	(TSEK)	(TSEK)	(TSEK)

Net sales	21	172	6,373	2,070	60
Change in inventories of products in progress and finished goods	(173)	(1,405)	9,509	-	-
Capitalized development cost	866	7,023	16,727	16,797	29,464
Other operating income	52	420	2	221	4,454
Raw materials, consumables and goods for resale	(368)	(2,984)	(4,733)	(10,062)	(6,835)
Other external expenses	(9,855)	(79,904)	(98,104)	(60,740)	(75,189)
Employee benefit expenses	(7,313)	(59,295)	(57,661)	(50,530)	(45,101)
Depreciation, amortization and impairment	(556)	4,508)	(4,804)	(5,190)	(4,941)
Other operating expenses	-	-	-	(792)	(3)
Operating income (loss)	(17,326)	(140,481)	(132,691)	(108,225)	(98,091)
Financial income	10	85	786	210	192
Financial expenses	(2,448)	(19,847)	(9,634)	(9,482)	(7,213)
Financial income and expenses - net	(2,437)	(19,762)	(8,848)	(9,272)	(7,021)
Income (loss) before taxes	(19,763)	(160,243)	(141,539)	(117,497)	(105,112)
Income taxes	-	-	-	-	-
Income (loss) for the period	(19,763)	(160,243)	(141,539)	(117,497)	(105,112)

Earnings (loss) per share, before and after dilution, SEK (1)	(0.18)	(1.42)	(1.39)	(1.28)	(1.27)
Weighted average number of shares, in thousands before and after dilution (1)	112,994	112,994	101,753	91,655	82,848

(1) Recalculation of historical figures has been performed with regards to capitalization issue components in the preferential rights share issue carried out in the fiscal quarter January 31, 2015.

Consolidated statement of financial position data:

	2017	2017	2016	2015	2014
	(TUSD)	(TSEK)	(TSEK)	(TSEK)	(TSEK)

Total non-current assets	58,147	471,464	443,010	427,879	414,106
Liquid assets	3,453	28,001	46,214	76,990	48,241
Total current assets	6,181	50,119	72,570	86,690	54,276
Total assets	64,328	521,583	515,579	514,569	468,383
Total equity	37,045	300,371	326,053	375,710	281,907
Total non-current liabilities	0	0	0	0	891
Total current liabilities	27,283	221,212	189,527	138,858	185,584
Total liabilities	27,283	221,212	189,527	138,858	186,476

Consolidated cash flow statement data:

	2017	2017	2016	2015	2014
	(TUSD)	(TSEK)	(TSEK)	(TSEK)	(TSEK)

Cash flow from operating activities	(16,405)	(133,011)	(128,126)	(107,666)	(86,899)
Cash flow from investing activities	1,485	12,039	10,066	(69,755)	(35,682)
Cash flow from financing activities	15,140	122,755	117,449	156,017	107,865

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

	Period End	Average	High	Low
Year Ended April 30:
2013	6.4817	6.6747	7.2655	6.2880
2014	6.5049	6.5244	6.8171	6.3237
2015	8.3778	7.5000	8.8180	6.4864
2016	8.0267	8.4162	8.7679	8.0267
2017	8.8635	8.7399	9.4207	7.9761

Month Ended:
March 2017	8.9349	8.9147	9.0664	8.7701
April 2017	8.8635	8.9616	9.0635	8.7675
May 2017	8.6788	8.7826	8.9130	8.6731
June 2017	8.4400	8.6779	8.7941	8.4400
July 2017	8.0752	8.3129	8.5031	8.0752
August 2017 (through August 18, 2017)	8.1082	8.1305	8.1928	8.0847

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

Up until today, we have invested nearly all of our resources in the research and development of our product candidates, which consist of Paccal Vet-CA1 (“Paccal Vet”) for cancer in dogs, Paclical for ovarian cancer and other cancers in humans, Docecal for breast cancer in humans, Doxophos Vet for lymphoma in dogs, Doxophos for breast cancer and other cancers in humans, and OAS-19 for various cancers in humans. One of product candidates, Paclical, has been approved for full commercial distribution in Russia. Another one of our product candidates, Paccal Vet-CA1 (“Paccal Vet”) was previously conditionally approved by FDA. However this conditional approval was withdrawn January 2017. Our near-term prospects, including our ability to finance our company and to enter into strategic collaborations and generate revenue, are directly dependent upon the successful development and commercialization of our product and product candidates, particularly Paccal Vet and Paclical.

The development and commercial success of our product and product candidates will depend on a number of factors, including, without limitation, the following:

•	timely initiation and successful completion of preclinical studies and clinical trials for our product candidates;

•	demonstration to the satisfaction of the United States Food and Drug Administration (“FDA”), the European Medicines Agency (“EMA”) and other applicable regulatory authorities of the safety and efficacy of our product and product candidates, as well as to obtain regulatory and marketing approval for our product and product candidates in the U.S., Europe and elsewhere;

•	continued compliance with all clinical and regulatory requirements applicable to our product and product candidates;

•	maintenance of an acceptable safety profile of our products following regulatory approval;

•	competition with other treatments;

•	creation, maintenance and protection of our intellectual property portfolio, including patents and trade secrets, and regulatory exclusivity for our product and product candidates;

•	effectiveness of our and our partners’ marketing, sales and distribution strategy and operations;

•	ability of our third-party manufacturers to manufacture supplies of our product and product candidates and to develop, validate and maintain commercially viable manufacturing processes;

•	ability to launch commercial sales of our product and product candidates following regulatory approval, whether alone or in collaboration with others;

•	acceptance of our animal health product and product candidates by veterinarians, pet owners and the animal health community; and

•	acceptance of our human health product candidates from physicians, health care payers, patients and the medical community.

Since many of these factors are beyond our control, we cannot assure you that we will ever be able to generate sufficient revenue or any revenue from the sale of our product and product candidates. Our failure in any of the above-mentioned factors or in successfully commercializing one or more of our product and product candidates, or any significant delay in doing so, could have a material adverse effect on our business, results of operations and financial condition, and the value of your investment could substantially decline.

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

The development and commercialization of new drug products is highly competitive. We face competition with respect to our current product and product candidates, and will face competition with respect to any product candidates that we may seek to develop or commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. In addition to existing therapeutic treatments for the indications we are targeting with our product and product candidates, we also face potential competition from other drug candidates in development by other companies. Our potential competitors include large health care companies, such as Celgene, Merck & Co., Inc., Sanofi S.A., Eli Lilly and Company, Roche, Bayer AG, Novartis AG and Boehringer Ingelheim GmbH. Several of these companies also has a presence in animal health. We also know of several smaller early stage companies that are developing products for use in the animal or human health products market. We expect that Paccal Vet and Doxophos Vet will face competition from Palladia, made by Zoetis, Inc. and Blontress and Tactress, made by Aratana Therapeutics, Inc. We may also face competition from generic medicines and products approved for use in humans that are used off-label for pets. Some of the potential competitive compounds referred to above are being developed by large, well-financed and experienced pharmaceutical and biotechnology companies or have been partnered with such companies, which may give them development, regulatory and marketing advantages over our products.

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

One element of our strategy is to expand our pipeline of pharmaceuticals based on our XR17 technology and advance these product candidates through clinical development for the treatment of a variety of indications. Although our research and development efforts to date have resulted in a number of development programs based on XR17 technology, we may not ultimately be able to develop product candidates that are safe and effective. Even if we are successful in continuing to expand our pipeline, the potential product candidates that we identify may not be suitable for clinical development, including as a result of being shown to have harmful side effects or other characteristics that indicate that they are unlikely to receive marketing approval and achieve market acceptance. In addition, if we attempt to apply XR17 technology to develop product candidates for indications outside of cancer, we will need to conduct genotoxicity, carcinogenicity and immunotoxicity trials, in which the results may be uncertain. If we do not successfully develop and commercialize product candidates based upon our technological approach, we will not be able to obtain product revenue in future periods, which would make it unlikely that we would ever achieve profitability.

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

Oasmia has one product approved, but this does not yet create a sufficient cash flow from its business. For this reason, Oasmia continuously works with various financing alternatives. This work includes the fact that the Company is in discussions with potential partners for licensing of distribution and sales rights, negotiations with new and existing investors, financiers and lenders and that the company ensures enough resources to secure that forecasted future revenue streams from regions where the company's products registered, are realized.

Available consolidated liquid assets and unutilized credit facilities as of April 30, 2017 are not sufficient to provide the required capital to pursue the planned activities during the next 12 months. In light of available financing alternatives and the recent developments in the Company, the Board of Directors assesses that the prospects for financing of the Company´s operations in the coming year are good. Should funding not be obtained in sufficient quantities there is a risk that the conditions for continued operation do not exist.

Our independent registered public accounting firm has advised us that it has identified a material weakness in our internal control over financial reporting relating to inadequate financial statement preparation and review procedures.

In connection with the audit of our financial statements as of and for the fiscal year ended April 30, 2015 and 2014 our independent registered public accounting firm reported to our audit committee that it had identified a material weakness in our internal control over financial reporting related to inadequate financial statement preparation and review procedures. During the year ended April 30, 2017, we have performed the remedial activities described below to address the material weakness identified by our independent registered public accounting firm. However there has not yet been a sufficient time period to allow management to assess whether these actions have been implemented successfully, and determine that the newly-designed controls will operate as designed, both routinely and effectively. Accordingly, we cannot yet conclude that the material weakness previously identified has been fully remediated. Under standards established by the Public Company Accounting Oversight Board (United States), a material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis. Specifically, our independent registered public accounting firm determined that we did not have adequate procedures and controls to ensure that accurate financial statements could be prepared and reviewed on a timely basis, including:

•	sufficient resources and processes in place, including controls in the finance and accounting department, to adequately perform a timely financial statement close process resulting in errors in period-end accruals related to capitalized research and development expenses.

•	adequate internal review processes in place over critical accounting areas including timely operation whereby management identifies and resolves significant or complex accounting matters.

As a result of this material weakness, during the financial year ending April 30, 2017 we have implemented the following changes:

•	continued to improve necessary procedures to capture all expenses for capitalized research and development expenses;

•	further enhanced the internal review processes of critical and significant accounting areas by involving the management group deeper in such judgments and estimates;

•	strengthened the finance department by recruitments and organizational change and by hiring additional personnel;

•	improved knowledge of IFRS standards, as adopted by the IASB, through additional education in IFRS standards and also specific SEC reporting in the U.S.;

•	continued to implement and improve formalized written policies and procedures for the timely accrual of capitalized research and development expenses;

•	enhanced oversight procedures in an effort to ensure that the accrual process has been performed prior to finalization of the financial statements at each reporting period; and

•	formalized accounting evaluation of non-routine judgments and estimations.

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

Alceco International S.A. (“Alceco”), as of July 31, 2017, owned approximately 12,52 percent of our shares. Granitplattan AB and Granen through Per Arwidssonas of July 31, 2017, owned approximately 13,11 percent of our shares. Alceco and Per Arwidsson can thus, exercise significant influence over all matters requiring shareholder approval, and may be able to prevent a change in control or take other measures that may benefit Alceco or Per Arwidsson but could be disadvantageous to other shareholders. Moreover, the sale of a substantial number of our shares by Alceco and/or Per Arwidsson within a short period of time could cause our share price to decrease, make it more difficult for us to raise funds through future offerings of Ordinary Shares or acquire other businesses using Ordinary Shares as consideration. Additionally, Alceco and Per Arwidsson may have conflicting interests with us. See “— There are relationships among our directors and our largest shareholders that could pose a conflict of interest.”

There are relationships among our directors and our largest shareholders that could pose a conflict of interest.

There are relationships among some of the members of our board of directors with each other and with our largest shareholders that could pose a conflict of interest. Two of our directors, our Executive Chairman Julian Aleksov and Bo Cederstrand are co-owners of Alceco, a holding company based in Luxembourg that conducts no business and exists only for financial management. Alceco owns 21,648,765 of the Ordinary Shares as of July 31, 2017 and is our largest shareholder. In addition to being partners in Alceco, Messrs. Aleksov and Cederstrand also have a familial relationship. Mr. Aleksov is the partner of Mr. Cederstrand’s daughter and the father of his two grandchildren. Alceco has also extended a credit facility of SEK 40 million to us, which as of the date of this annual report has not been drawn upon.

Another director, Alexander Kotsinas, is an independent consultant for Nexttobe AB, which is the companys largest creditor, from whom the company have a loan of SEK 102.4 million, which has an interest rate of 3.5 per cent and falls due for payment on 30 September 2017.

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

See also “Related Party Transactions.”

Apart from the conflicts of interest policy contained in our Code of Ethics and Business Conduct, we and Alceco, Nexttobe AB and Granitplattan AB have not established any formal procedures for us, Alceco, Nexttobe AB and Granitplattan AB to resolve potential or actual conflicts of interest between us. There can be no assurance that any of the foregoing conflicts will be resolved in a manner that does not adversely affect our business, financial condition or results of operations.

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

Since our inception on April 15, 1988, we have incurred significant operating losses. We incurred net losses of SEK 160.24 million, SEK 141.54 million and SEK 117.50 million for the fiscal years ended April 30, 2017, April 30, 2016 and April 30, 2015. To date, we have financed our operations primarily through private placements of shares in our company, through loans (including convertible debt instruments) and through one-time milestone payments from our commercial partners. We have devoted substantially all of our financial resources and efforts to research and development, including preclinical studies and clinical trials. We expect to continue to incur significant expenses and operating losses over the next few years. Our net losses may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase substantially as we:

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

Our operations have consumed substantial cash since inception. Excluding receipts from milestone fees, our cash flow used for operating activities for the fiscal years ended April 30, 2017, 2016 and 2015 was SEK 133.01 million, SEK 128.13 million and SEK 107.67 million respectively, with development costs, which are capitalized, for those years totaling SEK 7.02 million, SEK 16.73 million and SEK 16.80 million respectively. We expect our operating and management and administrative expenses and cash used for operations to continue to be significant and to increase substantially in connection with our planned research, development and continued product commercialization efforts. We may need to raise additional capital to fund our operations and continue to conduct clinical trials to support potential regulatory approval of marketing applications. If we are unable to raise capital when needed or on attractive terms, we could be forced to:

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

The Company may need substantial additional funding, which may not be available to the Company on acceptable terms, or at all. If the Company is unable to raise capital when needed, or to extend or replace current credits, the Company could be forced to delay, reduce or eliminate its product development programmes or its commercialisation efforts.

Our operations have consumed substantial cash since inception. Excluding receipts from milestone fees, our cash flow used for operating activities for the fiscal years ended April 30, 2017, 2016 and 2015 was SEK 133.01 million, SEK 128.13 million and SEK 107.67 million respectively, with development costs, which are capitalized, for those years totaling SEK 7.02 million, SEK 16.73 million and SEK 16.80 million respectively.

The Company’s cash flow, excluding revenue from milestone payments, which are used for operating activities, for the period 1 May 2016 to 30 April 2017, amounted to approximately SEK 133.01 million, with capitalised development costs for the period totalling approximately SEK 7.02 million. The Company expects the operating, management and administrative expenses of the business to remain significant and even to increase sharply as a result of the Company’s planned research and development and continued product commercialisation. Even if the proceeds from the Rights Issue is received as planned, Oasmia will have limited financial resources. The Company may need to raise additional capital, including by extending existing or replacing credits following this Offer to obtain financing for continued clinical trials in support of potential marketing approvals. If the Company is unable to raise capital when needed or on beneficial terms, or to extend or replace current credits, the Company could be forced to:

•	delay, reduce or eliminate its research and development programmes or any future commercialisation efforts;

•	relinquish or license on unfavourable terms the Company’s rights to technologies, products, or product candidates that the Company otherwise would seek to develop or commercialise itself;

•	seek collaborators for the Company’s product or one or more of its product candidates at an earlier stage than otherwise would be desirable or on terms that are less favourable than might otherwise be available; or

•	cease operations altogether, in which case all shareholders would loose their entire paid in share capital.

In view of the current liquidity position, the Company’s current credit facilities, the proceeds from this Rights Issue (see events after closing date April 30, 2017), which is estimated to amount to SEK 150 million after issuance expenses, and provided that the Company’s credit that is due in September 2017, the Company’s convertible loan 2017:2 (which is due in April 2018), and the debt in the form of non-negotiable promissory notes that replaced the Company’s convertible loan 2016:2 (which are due in June 2018) are extended or replaced, the Board of Directors believes that the Company is sufficiently funded and able to carry out its operating plan for the coming twelve months. The Company has based this estimate on assumptions that may prove to be wrong, and the Company could be required to expend its capital resources sooner than the Company currently expects. The Company does not expect its presently available capital resources to be sufficient to fully commercialize its products and product candidates. The Company therefore expects it will have to raise further capital in the future. The Company’s future capital requirements depend on many factors, including:

•	potential revenue relating to commercial sales of the Company’s products and product candidates for which the Company has received marketing approval, including royalties and milestone payments from existing and future commercial partners;

•	the scope, progress, results and costs of preclinical development, laboratory testing and clinical trials for the Company’s other product candidates, including Docecal, Doxophos Vet, Doxophos, OAS-19 and KB 9520;

•	the Company’s ability to enter into collaborative agreements for the development and commercialisation of the Company’s product candidates;

•	the number of product candidates, and their development requirements, that the Company is trying to develop;

•	the costs, timing and outcome of regulatory review of the Company’s product candidates or any future product candidates;

•	the costs and timing of future commercialization activities including manufacturing, marketing, sales and distribution of the Company’s products or any of its product candidates for which the Company receives marketing approval;

•	any product liability or other legal proceedings relating to the Company’s products;

•	the expenses necessary to attract and retain skilled personnel; and·

•	the costs involved in preparing, filing and prosecuting patent applications, maintaining and enforcing the Company’s intellectual property rights and defending any intellectual property-related claims, both in the USA and outside the USA.

Identifying potential product candidates and conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete. The Company may never generate the necessary data or results required to obtain regulatory approval and achieve product sales. In addition, the Company’s products and its product candidates, if approved, may not achieve commercial success. The Company’s potential commercial revenues will come from future sales of products and these can be difficult to predict. Therefore, the Company must continue to rely on additional funding to achieve its business goals. Adequate additional financing may not be available to the Company on acceptable terms, or at all. In addition, the Company may seek additional capital due to favorable market conditions or strategic considerations, even if the Company believes it has sufficient funds for its current or future operating plans.

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

Generally, there is a high rate of failure for drug candidates proceeding through clinical trials. We may suffer significant setbacks in our later stage clinical trials similar to the experience of a number of other companies in the pharmaceutical and biotechnology industries, even after receiving promising results in earlier trials. Further, even if we view the results of a clinical trial to be positive, the FDA or other regulatory authorities may disagree with our interpretation of the data. For instance, because a large percentage of subjects in our pivotal trials for Paclical and our other product candidates in cancer treatment, are being enrolled at sites outside the U.S., differences in efficacy results between U.S. and non-U.S. sites could cause the FDA to require additional trials. In the event that:

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

Clinical trials are expensive, time consuming and difficult to design and implement. The result of a clinical trial may be undesirable and can result in a clinical trial cancellation or the need for re-evaluation and supplementation. Even if the results of our clinical trials are favorable, the clinical trials for several of our product candidates are expected to continue for several years and may even take significantly longer to complete. In addition, we, the FDA, other regulatory authorities or ethical review boards in the U.S., EU or elsewhere, may suspend, delay or terminate our clinical trials at any time, for various reasons, including:

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

The research, testing, manufacturing, labeling, approval, sale, marketing and testing of our product and product candidates are subject to extensive regulation by regulatory authorities in the U.S. and Europe, and regulatory requirements applicable to our product and product candidates differ from country to country. Neither we nor any commercial partner is permitted to market any of our current or future product candidates in the U.S. until we receive approval from the FDA of a NADA for our animal health products or an NDA for our human health products. We received conditional approval for Paccal Vet from the FDA in February 2014, with the condition to perform additional follow-up efficacy studies for full approval. However, this conditional approval was withdrawn in in January 2017 in order to investigate another dosage regimen. We have not yet received any type of approval for any of our other current product candidates. Obtaining approval of either an NADA or an NDA can be an uncertain process that requires us to utilize significant resources. Furthermore, regulatory authorities possess broad discretion regarding processing time and usually request additional information and raise questions, which have to be answered. There is considerable uncertainty regarding the times at which products may be approved. In addition, failure to comply with FDA and other applicable U.S. and foreign regulatory requirements may subject us to administrative or judicially imposed sanctions including; warning letters, civil and criminal penalties, injunctions, withdrawal of approved products from the market, product seizure or detention, product recalls, total or partial suspension of production, and refusal to approve pending applications or supplements to approved applications.

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

In order to gain approval to market a veterinary drug product for a particular animal species, we must provide the FDA and foreign regulatory authorities with acceptable data from animal safety and efficacy studies in the target animal for the intended indication applied for in the NADA or other regulatory filing. Conditional approval is available under the FDA Minor Use and Minor Species (“MUMS”) designation, which gives the sponsor the right to promote a product before all the efficacy data necessary for full approval are available. If approved, this provides the sponsor with seven years of market exclusivity. Even for conditional approval, the development of animal health products is a lengthy, expensive and uncertain process, and delay or failure can occur at any stage of any of our development efforts. Success in prior target animal studies or even in the treatment of humans with a product candidate does not ensure that our studies will be successful and the results of development efforts by other parties may not be indicative of the results of our studies and other development efforts.

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

In addition, separate regulatory approvals are required in order to market any product in many jurisdictions, including the U.S., the European Economic Area, which consists of the 28 Member States of the European Union plus Norway, Iceland and Liechtenstein, and many others. Approval procedures vary among countries and can involve additional studies and testing, and the time required to obtain approval may differ from that required to obtain FDA approval. Studies conducted in one country may not be accepted by regulatory authorities in other countries. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one or more foreign regulatory authorities does not ensure approval by regulatory authorities in other foreign countries or by the FDA. However, a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We may be unable to file for regulatory approvals or do so on a timely basis and, even if we were able to, we may not receive necessary approvals to commercialize our products in any market. Any of these results could have a material adverse effect on our business, results of operations and financial condition.

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

From time to time, new legislation is drafted and introduced in the U.S. Congress and lawmaking bodies in other countries that could significantly change the statutory provisions governing the testing, regulatory clearance or approval, manufacture, and marketing of regulated products. In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Similar changes in laws or regulations can occur in other countries Any new regulations or revisions or reinterpretations of existing regulations in the U.S. or in other countries may impose additional costs or lengthen review times of our product applications and any of our current or future product candidates. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require:

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

The anticipated development of a Risk Evaluation and Mitigation Strategy (REMS) for Paclical and our other human health product candidates could cause delays in the approval process and would add additional layers of regulatory requirements that could impact our ability to commercialize our human health product candidates in the U.S. and reduce their market potential.

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

If we are successful in obtaining marketing approval for our products in the U.S. and elsewhere, we will be subject to various health care “fraud and abuse” laws, including anti-kickback laws, false claims laws and other laws intended to reduce fraud and abuse in government-run health care programs, which could affect us, particularly upon successful commercialization of our products in the U.S. For example, the Medicare and Medicaid Patient Protection Act of 1987 (otherwise known as the federal “Anti-Kickback Statute”) makes it illegal for any person, including a prescription drug manufacturer (or a party acting on its behalf), to knowingly and willfully solicit, receive, offer or pay any remuneration that is intended to induce the referral of business, including the purchase, order or prescription of a particular drug for which payment may be made under a U.S. health care program such as Medicare or Medicaid. Under U.S. federal government regulations, some arrangements, known as safe harbors, are deemed not to violate the Anti-Kickback Statute. Although we seek to structure our business arrangements in compliance with all applicable requirements, these laws are broadly written, and it is often difficult to determine precisely how the law will be applied in specific circumstances. Accordingly, it is possible that our practices may be challenged under the Anti-Kickback Statute and similar laws in other jurisdictions. False claims laws prohibit anyone from knowingly and willfully presenting or causing to be presented for payment to third-party payers, including government payers, reimbursement claims for drugs or services that are false or fraudulent, claims for items or services that were not provided as claimed, or claims for medically unnecessary items or services. Cases have been brought under false claims laws alleging that off-label promotion of pharmaceutical products or the payment of kickbacks to pharmaceutical providers has resulted in the submission of false claims to governmental health care programs. Under laws such as the Health Insurance Portability and Accountability Act of 1996 in the U.S., we are prohibited from knowingly and willfully executing a plan to defraud any health care benefit program, including private payers, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for health care benefits, items or services. Violations of fraud and abuse laws may be punishable by criminal and/or civil sanctions, including fines and/or exemption or suspension from government-run health care programs such as Medicare and Medicaid and debarment from contracting with the U.S. and other governments. In addition, in the U.S. individuals have the ability to bring actions on behalf of the government under the federal False Claims Act as well as under state false claims laws.

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

Incentive programme.

Oasmia’s Extraordinary General Meeting in November 2016 passed a resolution on an incentive plan, under which options will be issued to the Company’s senior management and Board members. These incentive plans were replaced by the incentive plans approved by an Extraordinary General Meeting in June 2017; see “ITEM 6 B. Compensation.”

The purpose of the Company’s incentive s plan is to encourage employees and Board members to dedicate their best efforts to the interests of the Company in order to be able to share in and help promote positive value growth in the Company’s share price in the period covered by the plan, and to enable Oasmia to retain and recruit competent and committed employees. There is a risk that these goals will not be achieved, however, which could result in the participants in incentive plans performing their work less efficiently than expected. There is also a risk that Oasmia and the participants in the incentive plans may interpret the terms and conditions of the plans in different ways, or that other disputes concerning the incentive plan could arise, which could add to the expense and reduce or completely counteract the effectiveness of the plan. Further, share-based incentive plan are always associated with an element of tax risk, since the Company’s assessment of applicable tax legislation may prove to be incorrect, which could lead to a higher tax burden in the future and in Oasmia being subject to tax-related penalties. In addition, other unforeseen costs related to incentive programs may arise.

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

We and our partners face potential product liability exposure related to the testing of our product and product candidates in human and animal clinical trials. We will face exposure to claims by an even greater number of persons if we begin to market and distribute our products commercially in the U.S. and elsewhere, including those relating to misuse of Paccal Vet, Paclical and our other product candidates. Now, and in the future, an individual may bring a liability claim against us alleging that our product or one of our product candidates caused an injury. While we continue to take, what we believe to be appropriate precautions including SEK 20 million, approximately $2.47 million, in product liability insurance coverage as of the date of this annual report), we may be unable to avoid significant liability if any product liability lawsuit is brought against us. It should be noted that the amount of the product liability insurance is revised continuously of the insurance broker. If we cannot successfully defend ourselves against product liability claims, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

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

As a Swedish resident trading entity, we are subject to Swedish corporate taxation. As of April 30, 2017, we had cumulative carry forward tax losses of SEK 878.34 million, as of April 30, 2016, we had cumulative carry forward tax losses of SEK 720.58 million and as of April 30, 2015 we had cumulative carry forward tax losses of SEK 518.74 million. Due to a decision by the Swedish tax authority in the financial year, the carry forward tax losses for previous years 2016 and 2015 have been decreased by SEK 2.65 million for each year respectively. These losses are available to carry forward and offset against future operating profits, unlimited in time. If, however, there are unexpected adverse changes to the Swedish tax law, our business, results of operations and financial condition may be adversely affected.

Risks Related to Our Reliance upon Third Parties

We depend substantially on the commercial expertise of our commercial partners.

We do not have a sales and marketing operation and expect to rely, in certain geographical areas such as Japan and the CIS, on the expertise and commercial skills of our commercial partners to sell Paccal Vet, Paclical, Doxophos Vet, and our other product candidates in selected territories. We have entered into agreements for the commercialization of Paccal Vet in Japan, where Paccal Vet is licensed to Nippon Zenyaku Kogyo, and Russia and the CIS, where we retain commercialization rights. We have entered into agreements for the commercialization of Paclical with Medison Pharma in Israel and Turkey and with Hetero Group in Russia and the CIS, as well as Ukraine, Georgia and Turkmenistan. The commercial success of Paclical and many of our other product candidates in each of these markets will depend entirely on the expertise and commercial skills of our commercial partners, whereas we will be responsible for the distribution and sales of Paccal Vet and Doxophos Vet. In addition, it is customary that in these types of commercial agreements our partners are entitled to price our products, which means that much of our financial performance will be dependent on our partners. Our partners also have the right, under certain circumstances, to terminate their agreements with us. See “Business — Strategic Alliances and Collaborations” for descriptions of the agreements with our commercial partners. A failure by our partners to successfully market Paccal Vet, Paclical, Doxophos Vet and our other product candidates, or the termination of agreements with our partners, would have a material adverse effect on our business, results of operations and financial condition.

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

We currently have no sales and marketing organization for the distribution of Paccal Vet or Doxophos Vet as a result of the termination of the Distribution Agreement with Zoetis. If we are unable to establish a direct sales force in the U.S. to promote our products, the commercial opportunity for our products may be diminished.

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

We depend on the financial ability of our commercial partners.

We have few customers, each representing a large part of sales and also of accounts receivable.  If one customer fails to pay his liability to us we will have to book a credit loss in our income statement which might represent a large part of the accounts receivable.

To a certain extent we build up our inventory based on forecasts for special geographical markets or from specific customers. If the customers fail to purchase according to this forecast there is a risk that we will not be able to sell these products to other customers before they expire or before the expiry date is so close that the products are unattractive for a customer. In that case we might have to write down the inventory value over the income statement.

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

Additional sales of the Ordinary Shares in the public market, or the perception that such sales could occur, could cause the market price of the Ordinary Shares to decline. As of the date of this annual report, we had 172 881 108 Ordinary Shares issued and outstanding, including those underlying presently issued and outstanding ADS but excluding all such Ordinary Shares underlying the ADSs issuable upon exercise of the Warrants and excluding any exercise by the underwriters of the option to purchase Ordinary Shares. All ADSs are freely transferable without restriction or additional registration under the Securities Act. The Ordinary Shares held by our directors, officers, and large institutional shareholders are available for sale since the expiration of the lock-up period has occurred. The remaining Ordinary Shares are also available for sale since they are not subject to contractual and legal restrictions on resale. To the extent shares are sold into the market, the market price of the ADSs could decline.

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

Company information

Company name: OASMIA PHARMACEUTICAL AB

Address: Vallongatan 1, 752 28 Uppsala, Sweden

Contact information: +46 18 50 54 40

Fax: +46 18 51 08 73

Email address: info@oasmia.com

Website: www.oasmia.com

B. Business overview.

We are a pharmaceutical company focused on innovative treatments within human and animal oncology. Our product and product candidates utilize a proprietary, nanoparticle formulation technology that is designed to facilitate the administration of intravenously-delivered active pharmaceutical ingredients, without the addition of toxic solvents. We believe our formulation may result in improved safety, efficacy and ease of administration over existing drugs. Our initial development and commercialization efforts are focused on creating novel formulations of well-established chemotherapeutic drugs that can be used for the treatment of cancer in both humans and companion animals. We have four human oncology product candidates in pre-clinical and/or clinical development, and two veterinary oncology product candidates. We disclosed top line Phase III data for our lead human oncology product candidate in the fourth quarter of 2014 and positive overall survival data in April 2016. In February 2014, we received conditional approval by the United States Food and Drug Administration (“FDA”) for our initial veterinary oncology product, which made us eligible for royalties and potential milestone payments from Abbott Animal Health, the animal health division of Abbott Laboratories. Our lead products utilize paclitaxel, the active ingredient of Taxol and Abraxane, two widely used cancer drugs marketed by Bristol-Myers Squibb and Celgene, respectively. Based on the potential benefits of our proprietary formulation technology, we are pursuing a strategy to replace the use of existing paclitaxel-based products in multiple cancers with our novel formulations. Our formulation is currently called Paclical or Apealea, depending on market, for human indications, and is marketed under the name Paccal Vet-CA1 (“Paccal Vet”) for veterinary indications. We own the global commercial rights to Paclical, excluding Israel, Turkey, Russia, the Commonwealth of Independent States (“CIS”), Ukraine, Georgia and Turkmenistan. The Company withdrew the conditional approval for Paccal Vet-CA1 in January 2017 in order to change treatment regime. We own the global commercial rights of Paccal Vet, excluding Japan. The Board of Directors took a decision in May 2017 to spin the veterinary assets off to our fully owned US subsidiary. The company has received marketing approval of Doxophos in Russia, a key milestone following the recently established relationship with Hetero Group, its new marketing and distribution partner.

A phase III study with our lead human oncology product candidate, Paclical, for the treatment of epithelial ovarian cancer has been completed. We have received orphan designation for Paclical in the EU and the U.S. Results regarding progression free survival are available and we filed an MAA in the EU based upon these results in February 2016. We obtained overall survival, OS, data in April 2016 and we will file to the FDA in 2017. We previously submitted an application to market Paclical in Russia, and we received market authorization in April 2015 and were entered into the Russian reimbursement system in January 2016. We are also conducting and planning additional clinical trials to evaluate Paclical in other cancer types.

Paccal Vet is the first injectable chemotherapeutic agent authorized for marketing for the treatment of squamous cell carcinoma and mammary carcinoma in dogs. We obtained conditional approval by the FDA for Paccal Vet for the treatment of mammary carcinoma and squamous cell carcinoma under the Minor Use and Minor Species (“MUMS”) designation in the U.S. MUMS designation is a status similar to orphan designation for human drugs, making the sponsor eligible for incentives to support the approval or conditional approval of the designated drug, including seven years of market exclusivity in the U.S, during which period a different drug company cannot pursue full or conditional approval of a generic version or another brand name version of the drug in the same form for the same intended use. The Company withdraw its current label and plan to initiate a new study confirming changed dosing regimen.

In order to receive the MUMS designation in the U.S. for Paccal Vet, we were required to show that squamous cell carcinoma and mammary carcinoma, the drug’s two indications, occur infrequently and in less than 70,000 dogs in the U.S. each year. To receive conditional approval pursuant to the MUMS designation, we were also required to show (i) that our manufacturing process for Paccal Vet satisfied certain criteria, including purity and stability (see “Government Regulation — Requirements for Approval of Veterinary Pharmaceuticals for Pets — Defined Manufacturing Process”); (ii) that the production and use of Paccal Vet satisfied certain human and environmental safety criteria (see “Government Regulation — Requirements for Approval of Veterinary Pharmaceuticals for Pets — Safe for Humans and the Environment”); and (iii) a reasonable expectation of effectiveness in treating mammary carcinoma and squamous cell carcinoma. To receive full approval, we will need to show that the manufacturing and safety criteria described above remain satisfied.

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

In addition to Paccal Vet and Paclical, we have five additional product candidates:

•	Docecal is a proprietary, patented formulation of docetaxel. Docetaxel is the active ingredient in Taxotere, a product marketed by Sanofi. Taxotere, one of the most commercially-successful and widely used chemotherapeutic medications, generated annual worldwide sales of more than $2.8 billion in 2010, the year its patent expired. We have completed a number of pre-clinical studies and are performing a clinical phase I study as well as a safety and tolerance study. Both studies are expected to be finalized during 2017. We retain global rights to Docecal.

•	Doxophos Vet and Doxophos are a proprietary, patented formulation of doxorubicin, one of the most effective and commonly used substances for the treatment of cancer. Doxorubicin is the active ingredient in Doxil and Adriamycin. Our product candidate is called Doxophos Vet for veterinary indications and Doxophos for human indications. Doxophos Vet is being developed for the treatment of lymphoma, one of the most common cancers in dogs. A Phase I dose-finding clinical trial with Doxophos Vet was completed during the fourth quarter of 2014 and the study report was completed in June of 2015. We have completed a number of pre-clinical studies of Doxophos. In December 2015 we submitted a request for market authorization of Doxophos in Russia. Oasmia got market approval in Russia and CIS in August 2017.

•	OAS-19 is a proprietary combination of two widely used chemotherapeutic agents in a single formulation that can be administered in a single dose. In the past, cancers were often treated with a single chemotherapeutic agent but combination therapies have become more prevalent in clinical practice, including the combined use of multiple traditional chemotherapeutic agents and the combined use of newer cancer therapies in conjunction with traditional chemotherapeutic agents, which often require multiple infusions that can be time consuming and costly. By combining two chemotherapeutic agents in a single formulation, we believe that OAS-19 could offer physicians the ability to dose chemotherapy in a single infusion instead of two sequential infusions, which we believe decreases infusion times, the number of clinical visits, and associated treatment costs. We are currently evaluating OAS-19 in preclinical studies. We retain global rights to OAS-19.

•	KB9520 is a substance acquired from Karo Pharma in November 2016. In pre-clinical studies, the substancehas shown that it contributes to reduced side effects of treatment with cytostatics when intake of KB9520 and cytostatic treatment are combined. KB9520 has also demonstrated good efficacy for several types of cancer in pre-clinical models. In these disease models, treatment has shown a significant reduction in tumour size by stimulating apoptosis (programmed cell death) and inhibiting cell growth. The company has created an internal project group for the continued development of this substance. In parallel, the company is also looking for a partner with whom Oasmia can drive this forward.

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

Our Product and Product Candidates

The following tables summarize key information about our product and our most advanced product candidates:

Product Candidate	Commercial Rights	Stage of Development & Anticipated Milestones
Paclitaxel
Paclical	Oasmia: Global (excluding Israel, Turkey, Russia/CIS, Ukraine, Georgia and Turkmenistan) Medison Pharma: Israel and Turkey Hetero Group: Russia/CIS, Ukraine, Georgia and Turkmenistan

•     Final results, overall survival data, from Phase III trial vs. Taxol was disclosed in April 2016

•     Applied for marketing authorization in EU in February 2016 and aim to apply in the U.S. in late 2017 or early 2018

•     Received for marketing authorization in Russia in April of 2015

Paccal Vet	Oasmia: Global (excluding Japan, Russia/CIS) Nippon Zenyaku Kogyo: Japan Oasmia: Russia/CIS	• Conditional U.S. approval received in February 2014, withdrawn in January 2017 • Conduct studies to support a new dosing regimen • Apply for marketing authorization with the EMA

Docetaxel
Docecal	Oasmia: Global

•      Pre-clinical studies ongoing

•      Phase I pharmacokinetic clinical trial in metastatic breast cancer is ongoing

•      Phase II safety and tolerance clinical trial in metastatic breast cancer is ongoing

•      Aim to apply for marketing application in Russia during 2018

Doxorubicin
Doxophos Vet	Oasmia: Global (excluding Russia/CIS) Oasmia: Russia/CIS	• Dose-finding clinical trial completed • Proof of Concept study is ongoing
Doxophos	Oasmia: Global	• Pre-clinical studies ongoing • Submitted for MAA in Russia December 2015

Combination
OAS-19	Oasmia: Global	• Currently in pre-clinical development • Initiate a Phase I dose-finding clinical trial

Definitions

The following definitions are used throughout this document;

·	—	Phase I: The first clinical study initiated with a compound. This can be either a dose-finding study or a PK-study.

·	—	Phase II: A clinical study to assess safety and efficacy in a smaller study in the intended indication.

·	—	Phase III: A clinical study to show efficacy and safety and to be used as a basis for an application to obtain marketing authorization.

The label phase I is also used for veterinary studies although the nomenclature of the Center for Veterinary Medicine at the FDA (“CVM”) is “Dose characterization study” for phase I. Phase II is referred to herein as “Dose confirmation study” and phase III “field study”.

Paclical, Our Lead Human Oncology Candidate

Paclical Overview

Paclical is our XR17 formulation of paclitaxel for human use. Our XR17 technology increases the solubility of paclitaxel without the use of toxic solvents, which we believe facilitates the ease of administration and allows for higher doses than some of the other existing products on the market (250 mg/m 2 compared to 175 mg/m 2 ).

Based on the potential benefits of XR17, we are pursuing a strategy to replace the use of existing paclitaxel-based products in treating multiple types of cancer. Our initial focus is to obtain regulatory approval for the treatment of ovarian cancer and expand use through additional regulatory approvals, starting with breast cancer. Since we are not conducting any human clinical studies in the U.S. we are not required to file an IND.

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

Paclical Market

The two leading paclitaxel-based products on the market are Taxol and Abraxane, two widely used cancer drugs. Taxol generated $1.6 billion in sales in 2000 alone, prior to losing its patent protection in 2001. In 2013, Taxol generated $92 million in post-patent sales. Abraxane, which received FDA approval in 2005 for metastatic breast cancer, followed by approvals for lung (in 2012) and pancreatic cancer (in 2013), generated $649 million in worldwide annual sales in 2013 and generated $1,161 million in 2015. Abraxane is sold by Celgene worldwide except in Japan where Otsuka Holdings Co., Ltd. own the rights. In order to deliver paclitaxel, Taxol contains the solvent Cremophor EL. The toxicity of Cremophor EL limits the dose of Taxol that can be administered during a reasonable time, potentially limiting the efficacy of the drug. In addition, patients receiving Taxol require pre-medication with steroids and antihistamines to prevent the toxic side effects associated with the combination of paclitaxel and Cremophor EL. Abraxane was developed as a Cremophor-free product containing paclitaxel suspended in human albumin. Because Abraxane contains no Cremophor solvent, Abraxane’s recommended dosing enables the delivery of 50% more paclitaxel while maintaining a similar safety profile, and requires no routine pre-medication to prevent hypersensitivity reactions or the immediate allergic effects that often prevent or limit treatment. Like Abraxane, Paclical is free of Cremophor EL, but unlike Abraxane, Paclical does not contain human albumin.

Our initial indication for Paclical is epithelial ovarian cancer, which is the fifth leading cause of cancer death among American women, and an indication for which Abraxane has no approval. There are clinical studies and case reports that indicate that Abraxane is used off-label by oncologists to treat certain types of epithelial ovarian cancer, but we cannot estimate how frequently they do so or whether Abraxane is used off-label to treat second line epithelial ovarian cancer. It is easier to find publications on platinum resistant epithelial ovarian cancer and first line epithelial ovarian cancer than on second line epithelial ovarian cancer (Paclical’s intended indication), but it is not possible to say if that reflects the usage. Epithelial ovarian cancers account for about 85% to 90% of ovarian cancers, and are the most aggressive and dangerous sub-type. According to the National Cancer Institute, in 2014, the most recent year in which data are available, there were over 222,000 women living with ovarian cancer in the U.S. The five year survival rate for ovarian cancer from 2007 to 2013 was 46.5%, and it is estimated that 22,440 women will develop and 14,080 women will die from ovarian cancer in 2017. In the EU, the five year survival rate for ovarian cancer was 37.6% from 2000 – 2007 according to a study published in The Lancet. In 2012, there were 44,149 diagnosed cases of ovarian cancer in the EU, according to the European Cancer Observatory/International Agency for Research on Cancer, while 29,758 women died of ovarian cancer. In the U.S., 51% of women with ovarian cancer are diagnosed with stage III cancer, characterized by microscopically confirmed peritoneal metastasis outside the pelvis and/or regional lymph node metastasis. Common chemotherapy drugs used for the treatment for ovarian cancer include cisplatin or carboplatin, and paclitaxel or docetaxel, which are most often given in combination.

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

OS

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

Paclical Phase I and Phase I/II Clinical Trials

Paclical Phase I/II Dose Escalation Trial

We evaluated Paclical in a dose escalating Phase I/II trial to define the maximum tolerated dose and desired dose to use in clinical trials of Paclical. Thirty-four patients with different kinds of cancers were included in the trial. Patients received escalating doses (90 – 275 mg/m2 ) of Paclical, until the dose-limiting toxicity was noted. Dose-limiting toxicity (“DLT”) is the emergence of side effects during treatment that are severe enough to prevent further increases in dosage of the treatment. Paclical was given as a one-hour intravenous infusion every 21 days for three cycles. No premedication was administered prior to Paclical administration.

Eight patients experienced at least one adverse event classified as DLT. The first occurred at 225 mg/m2 and consisted of fatigue, skin reaction, and stomatitis. The following 4 patients experiencing DLT occurred at 250 mg/m2 where one patient experienced myalgia, arthralgia and leukopenia classified as DLT during both first and second treatment cycle. Additional three patients experienced neuropathy whereof one also experienced stomatitis and febrile neutropenia at this dose. Three patients experienced DLTs at the 275 mg/m2 dose level; all three experienced fatigue, one in combination with small intestinal obstruction and one in combination with peripheral sensory neuropathy.

Stomatitis (at 250 mg/m2), myalgia, arthralgia (at 250 mg/m2), and small intestinal obstruction (at 270 mg/m2) fulfilled the criteria of serious adverse event. Other serious adverse events considered related to Paclical were pyrexia (2 patients) and hemoglobin decrease (2 patients).

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

The most important result from this trial, in our view, was that Paclical can be given without pre-treatment, the maximum tolerated dose is 250 mg/m2 and the infusion period is one hour. This demonstrates that there are benefits associated with Paclical compared to Taxol since Taxol requires pre-treatment, the maximum tolerated dose is 175 mg/m2 and the infusion for Taxol is three hours.

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

Paclitaxel Mean Cu after Paclical and Taxol

Pharmacokinetic Comparison with Abraxane

The pharmacokinetic properties of paclitaxel have also been evaluated following an intravenous infusion of Paclical or Abraxane at a dose of 260 mg/m2 in order to compare the pharmacokinetics of Paclical and Abraxane in humans. The study was a cross-over study and both the mean total plasma concentrations and the mean unbound plasma concentrations were compared, and both were similar for the two formulations (see Figure X and Y). We interpret these findings as an indication of similar paclitaxel related effects of the two compounds.

Figure X Mean (±SD) Total Plasma Paclitaxel Concentrations Following IV Administration of Paclical or Abraxane — All Patients

Figure Y Mean (±SD) Unbound Plasma Paclitaxel Concentrations Following IV Administration of Paclical or Abraxane — All Patients

The results from the above described study of a head-to-head pharmacokinetic comparison between Paclical and Abraxane announced on August 4, 2015. that the concentration of both total and unbound paclitaxel in plasma was similar.

Our formulation is currently called Paclical for human indications, and Paccal Vet-CA1 (“Paccal Vet”) for veterinary indications. We own the global commercial rights to Paclical, excluding Israel, Turkey, Russia, the Commonwealth of Independent States (“CIS”), Ukraine, Georgia and Turkmenistan. We have licensed the global commercial rights to Paccal Vet for sale in Japan, Russia and the CIS. Paclical received marketing approval in Russia and the CIS in April 2015.

Paclical Phase I

A phase I study exploring the dose of weekly administration of paclical in patients with metastatic breastcancer have been finalized during 2016. By looking at all events, not only those occurring following the first treatment, a suggested dose for further development of weekly paclical was identified to 170 mg/m2. However, the main object of the follow-up study intended to explore the number of cycles for weekly paclical treatment was not obtained.

XR17 Phase I Clinical Trial

A phase I clinical study to investigate the pharmacokinetics and safety and tolerability of three doses of our patented excipient XR 17 and XMeNa in healthy subjects were finalized during 2016. The conclusion of the study is that the half time of the excipients is short, 2-3h and that it is well tolerated and safe. Adverse events were seen occasionally and a dose dependent relationship were noted with infusion site reactions.

Paccal Vet, Our Initial Animal Health Product

Paccal Vet Overview

Paccal Vet is a novel XR17 based formulation of paclitaxel. Paclitaxel is a well-established, widely used chemotherapeutic that on its own is practically insoluble in water. Paccal Vet is our initial product in veterinary oncology. Our former commercial partner, Abbott Animal Health, a leading animal health company, launched the product in mid-2014, at which time we were eligible to receive royalties that start at a minimum approximately one third of net sales. The Investigative New Animal Drug (“INAD”) number for Paccal Vet is 011609, which we requested on March 20, 2007.

In February 2014, we received conditional approval from the FDA for Paccal Vet for the treatment of nonresectable stage III, IV or V mammary carcinoma and resectable and nonresectable squamous-cell carcinoma, both for dogs that have not received previous chemotherapy or radiotherapy. The conditional approval was withdrawn in January 2017 in order to redesign the dose regimen allowing treatment in less specialized veterinarian clinics.

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

When it was possible for us to apply for conditional approval, discussions were held with CVM/FDA and it was concluded that data from a comparative study were not needed to obtain the conditional approval. Although, according to CVM/FDA, the number of dogs with the specific indications treated in the study Paccal Vet in Malignant High-Grade Solid Tumors in Dogs, was too low to meet requirements of reasonable expectation of effectiveness. Therefore, it was decided through discussions with CVM/FDA, to include dogs from a study not done by Oasmia (mammary carcinoma) and to conduct a small study (squamous cell carcinoma) in order to meet the requirements of a conditional approval.

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

The study included 27 dogs, with one-quarter of the dogs diagnosed with mast cell tumors, another quarter diagnosed with mammary tumors, and the others diagnosed with lymphoma, squamous cell carcinoma and other types of tumors. The dogs were treated with Paccal Vet for at least three cycles and up to five cycles, with each treatment cycle consisting of separate infusions approximately 21 days apart. The majority of dogs were treated with 150 mg/m2, which was the dose of Paccal Vet used in subsequent studies. We used data from this study to receive conditional approval in mammary carcinoma and squamous cell carcinoma from the FDA.

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

Dogs that received at least one dose of treatment (29 dogs) were included in the analysis of safety, and 28 of those dogs had tumor measurements and were included in an efficacy analysis. The dogs were administered an intravenous dose of 150 mg/m 2 of Paccal Vet once every 21 days for three cycles. Clinical safety was assessed by clinicopathological analyses and recording of adverse events. Following the end of the study, the owners were contacted to provide information used to assess progression free survival.

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

Paccal Vet Planned Clinical Studies

We will perform a dose characterization study in order to ascertain a lower dose of Paccal Vet. We have applied for MUMS-designation in several indications and are expecting a positive opinion from FDA in at least one indication, which will be the target for the next clinical program. It is our intension to start the dose characterization study before the end of the calendar year 2017.

When the results from the dose characterization study are available we will discuss the updated clinical program for Paccal Vet with the FDA and EMA. A dose confirmation study will commence immediately after these discussions.

Paclical & Paccal Vet Preclinical Data including data in healthy dogs

We conducted a comprehensive program of preclinical testing of Paclical, including several in vitro and in vivo studies. Key findings from our preclinical program include:

•	In vitro studies in ten different human tumor cell lines showed that the cytotoxic activity of Paclical was somewhat more effective than Taxol in the more sensitive cell lines whereas the activity of Taxol was more active in three of the six investigated resistant cell lines. A comparison of the cytotoxicity of Paclical and Taxol was also made in vivo in rats. The tumor density of living tumor cells five days after drug administration, showed no difference between the two paclitaxel formulations but there was a considerably lower cell survival than that of placebo treated rats.

•	In a comparative pharmacokinetic study of paclitaxel in rats receiving either Taxol or Paclical, higher concentrations of total paclitaxel were observed after dosing with Taxol compared to dosing with the same dose of Paclical. However, when studying the unbound concentrations, no obvious difference between the two formulations could be seen.

•	The hematological toxicity of Paclical was studied in rats and found to be similar to Taxol in terms of extent and duration. A strong rebound in the white blood cell count followed the initial decrease, and at days 16 to 17 following a single dose, the white blood cell counts were stabilized at the baseline level. Since efficacy and hematological toxicity were similar in rats being dosed with identical doses of Paclical and Taxol, it would appear as the unbound drug is the determinant factor of efficacy and safety of paclitaxel.

•	Repeat dose toxicity studies were performed in rats. The mortality rate at 10 mg/kg Taxol was high and the dose in the 10 mg/kg group was reduced to 5 mg/kg. All animals that received 10 mg/kg of Paclical survived.

•	In a repeat dose toxicity study in healthy dogs (n=21) the pharmacokinetic profile of Paclical was evaluated. Following a 30 minute intravenous infusion of 100-150 mg/m2 of paclitaxel (Paclical), the distribution of paclitaxel into the tissue was rapid and the distribution phase ended within one hour after the start of infusion.

•	The toxicity profile of Paclical in dogs has been shown to be consistent with the pharmacological action i.e. bone marrow suppression being the most apparent toxicity. Gastrointestinal disorders such as diarrhea and vomiting have also been commonly observed. None of the severe hypersensitivity reactions that has been reported in dogs with Cremophor EL based vehicles were observed with Paclical.

•	Toxicity investigations conducted with the excipient XR17 showed increases in liver enzymes, bile acids and total bilirubin as well as the presence of pigmented Kupffer cells at high doses. The exposure in dogs was 8.3- and 12-fold at doses of 75 and 108 mg/kg, respectively compared to the mean AUC following a clinical dose of 166 mg/m2 in humans. No histological findings of significance were observed in low dose animals. Major toxic reactions were not seen until doses reached almost five times higher than the doses given to Paclical patients.

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

Docecal Clinical Studies

Docecal is an XR17 based formulation of docetaxel intended for treatment of metastatic breastcancer. A clinical phase I pharmacokinetic study and a phase II safety and tolerance study are ongoing. The pharmacokinetic phase I study, comparing Docecal with Taxotere is ongoing in three countries and the recruitment of patients started in September 2016. The safety and tolerance study is a randomized trial also comparing Docecal and Taxotere started recruitment of patients in March 2016 and has approval to be run in three countries.

If successful, we plan to discuss the results and a proposed clinical development plan with both the EMA and the FDA.

We enrolled the first patient in a study in March 2016 to assess the need for pre-medication and possibly to fulfill the requirements of the Russian authorities in order to obtain market authorization in Russia and the CIS.

Doxophos Vet

Doxophos Vet Overview

Doxophos Vet is a patented formulation of doxorubicin, one of the most effective and commonly used chemotherapeutic agents for the treatment of cancer, which we are developing for the treatment of lymphoma in dogs. Lymphoma is the most common cancer in dogs, and the FDA have granted MUMS designation for Doxophos Vet for lymphoma. We completed a dose-finding study in the fourth quarter of 2014 and the results were obtained in June of 2015. The INAD number for Doxophos Vet is 011910, which we requested on March 10, 2010.

Doxophos Vet Clinical Trials

Upon determining the dose in the dose ranging study, a proof of concept study in dogs with lymphoma was started during the first quarter of 2015, which as a result of the MUMS designation, may enable us to apply for a conditional approval. The aim of the study is to assess the response rate in dogs with lymphoma, but also to monitor progression to estimate progression free survival.

A large field study with Doxophos Vet is needed to obtain full approval, and this study is planned to start following completion of the proof of concept study and discussions with FDA and EMA.

Doxophos Vet Preclinical Data including data from healthy dogs

•	A preclinical study using six human cancer cell lines was conducted in rats where the activity Doxophos was compared to standard doxorubicin. Doxophos was as effective in inhibiting cell growth as standard doxorubicin in all of the tested cell lines and had a comparable pharmacokinetic profile in rats.

•	The tissue distribution of doxorubicin was compared following a single intravenous injection of Doxophos or standard doxorubicin in mice. There were no major differences between the two formulations indicating that existing toxicity data from the literature for doxorubicin also would be applicable for Doxophos. At 30 min following administration, the organs that showed the highest radioactivity was the kidney and liver followed by the spleen. At 6 h the highest level was found in the faeces and high levels were found in the kidney medulla and spleen.

•	Repeat dose toxicity in rats showed that the incidence and severity of the clinical effects were similar in the Doxophos and standard doxorubicin exposed rats (6 mg/kg) and less frequent or less severe in rats receiving the lower dose of Doxophos (4 mg/kg). Expected changes were observed in most hematology parameters and were similar for Doxophos and standard doxorubicin treated rats.

•	Rats treated with standard doxorubicin had a higher incidence of fluid-filled abdomens (ascites), which could be a sign of (right sided) heart failure. However, histopathological examination failed to show any differences between the two treatments and a lower cardiotoxicity potential of Doxophos compared to standard doxorubicin was thus not seen in this study.

•	A dose-finding study in healthy dogs was conducted where the maximum tolerated dose was determined to 35 mg/m2.

•	A pivotal target animal safety study in dogs with intravenous dosing of Doxophos Vet at 25, 30 and 35 mg/m2 (4 dogs per sex and dose group), showed dose-dependent toxicities known to be associated with doxorubicin namely; cardiotoxicity, gastrointestinal toxicity, bone marrow suppression, whisker loss etc.

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

OAS-19

OAS-19 Overview

Historically, chemotherapeutic agents were used as single agents. However, combination therapies have become standard treatment for a number of cancers, such as ovarian cancer, first line breast cancer, prostate cancer and lung cancer. OAS-19 is an XR17 based combination of two widely-used chemotherapy drugs in a single micelle. OAS-19 applies a dual chemotherapeutic agent encapsulation and release mechanism in one infusion and may provide us with a new platform for further product candidate development. Since there are no human clinical studies in the U.S. we are not required to file an IND.

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

Market Overview

Our initial development efforts are focused on the fields of human and veterinary oncology. We believe that our XR17 technology can be applied to address commercially attractive opportunities in these two markets based on the limitations of existing therapies.

Human Oncology Market Opportunity

Cancer is a serious, widespread and growing disease. According to the World Health Organization (“WHO”), approximately 8.8 million people died of cancer in 2015, and it is expected to rise by 70% over the next two decades.

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

Based on the attributes of XR17, we believe that there is a significant commercial opportunity to apply our proprietary formulation technology within veterinary oncology to enable the safe delivery of well-established chemotherapeutics, approved for the first time specifically for animal use.

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

Animal Health

We expect that Paccal Vet will face competition from Palladia, made by Zoetis, Inc. We expect that Doxophos Vet will face limited competition from Tactress® and Blantress®, made by Aratana Therapeutics, Inc., and that both Paccal Vet and Doxophos Vet will compete with the off-label use of chemotherapeutic drugs for humans.

Since the development and commercialization of new veterinary medicines is highly competitive, we expect considerable competition from major pharmaceutical, biotechnology and specialty animal health companies. We are also aware of several smaller early stage companies that are developing products for use in the pet therapeutics market.

Strategic Alliances and Collaborations

We have entered into four separate agreements with established pharmaceutical companies for our products. Each agreement provides the pharmaceutical company with an exclusive right in a defined geographic territory to market one or more products in all indications. In return, we receive royalty payments or a profit participation, as well as milestone payments, and we retain the exclusive right with respect to the manufacture and supply of the product during the commercial life of the product. The various agreements generally are terminable upon a material breach or insolvency of either of the parties. Under all of the agreements, we supply the products at an agreed upon formula related to our production cost (subject to annual adjustment) and the pharmaceutical company establishes the price at which the products are sold in the territory.

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

Pharmasyntez, Russia

We entered into a supply and exclusive marketing, sales and distribution agreement with the Russian pharmaceutical company Pharmasyntez in February 2013 (the “Pharmasyntez Agreement”). The agreement was valid as per the date of this report, April 30, 2017, however in June 2017, Oasmia entered into a new exclusive marketing and distribution agreement with Hetero Group concerning Russia and the CIS countries (including Ukraine, Georgia and Turkmenistan). The Hetero agreement replaced the previous agreement with Pharmasyntez and has similar terms and conditions.

Hetero Group, Russia and CIS

We entered into a supply and exclusive marketing, sales and distribution agreement with the Indian generic pharmaceutical company Hetero Labs LTD in June 2017 (the “Hetero Agreement”) which is substainsally similar to the Pharmasyntez Agreement which was replaced with the Hetero Agreement. The Hetero Agreement grants Hetero exclusive license and distribution rights for Paclical in Russia and the CIS, as well as Ukraine, Georgia and Turkmenistan. The initial term of the Hetero Agreement expires five (5) years, with an opportunity to agree on a two (2) years prolongation twelve (12) months before expiration. Hetero will have sole responsibility under the Hetero Agreement for sales and marketing costs in Russia and the CIS. We are responsible for obtaining registration approval in Russia, including performing any clinical research required to market Paclical. The agreement also contains an option for Hetero Group that the products Doxophos and Docecal shall be encompassed by the agreement. Hetero Group is responsible for the costs of marketing approval and sales.

Hetero has agreed to purchase specified minimum quantities of Paclical, and should the minimum purchase requirements not be met, we have the right to terminate exclusivity. The Hetero Agreement contains rights to milestone payments for Oasmia in the amount of maximum USD 300,000 and Oasmia also has the right to a certain share of the net profit from sales made under the Agreement. The Company is also responsible for ensuring that the product meets the agreed quality level and pharmacovigilance.

The Hetero Agreement provides that all profits from the sale of Paclical in Russia and the CIS be split evenly between us and Hetero. The Hetero Agreement defines profits as net sales minus (i) our supply price (which are our production costs, subject to annual adjustment) and (ii) Hetero’s distribution costs. We are liable to Hetero for maintaining the quality of the product and for pharmacovigilance.

The Hetero Agreement may be terminated by either party if the other party commits a material breach, becomes insolvent or files for bankruptcy. In the event the Hetero Agreement is terminated, regardless the reason thereof and regardless of which party terminates the agreement and the grounds for termination, the marketing approvals obtained in any of the marketing areas shall be transferred to us.

Sales- and marketing approval was obtained in Russia in April 2015. The first shipment of products to the previous license and distributor Pharmasyntez was delivered at the end of the same year. Paclical was entered into the Russian reimbursement system in January 2016. Russia is divided into more than 50 hospital regions. Purchases of pharmaceuticals in the Russian hospital regions are carried out through tender offers annually or on half-year basis depending on the region.

Acquisition of KB9520 from Karo Pharma

In November 2016, the Company acquired the substance KB9520 from Karo Pharma for SEK 25 million. The purchase price was paid with 3,080,000 newly issued shares at a price of approximately SEK 8.12 per share. According to the acquisition agreement, in addition to the purchase price, the Company shall pay a future royalty payment of 20 per cent of all of Oasmia’s future revenue generated from the product.

Intellectual Property

Our success depends in significant part on our ability to protect the proprietary nature of XR17, our product and product candidates, technology and know-how, to operate without infringing on the proprietary rights of others, and to prevent others from infringing on our proprietary rights. We have sought, and plan to continue to seek, patent protection in the U.S., the EU and other countries for our proprietary technologies. Our intellectual property portfolio consists of our trademark-protected product Paccal Vet and our product candidates Paclical, Docecal, Doxophos Vet, and Doxophos. All of these drugs are based on our excipient model developed with nanotechnology and are protected by patents in all countries which we consider to be the U.S., we already have 12 issued patents with one further pending patent application under active prosecution. All of our patents are part of one or more of eleven different patent families. A patent family is a collection of patents and patent applications, regional and national, which cover an invention or a group of related inventions.

See below for information regarding the patent families currently used in our product and product candidates.

Patent families	Products patent family applies to	Status (US)	Status (EU)	Status (Japan)	Status (Israel)	Status (Eurasia)	Expiration date
Taxol containing compositions	Paccal Vet, Paclical	Granted	Granted	Granted	—	—	2022
Anticancer compositions	Paccal Vet, Paclical, Docecal, Doxophos	Granted	Granted	—	—	—	2022
Water insoluble	Paccal Vet, Paclical, Docecal	Granted	Pending	Granted	—	Granted	2028
Water soluble	Doxophos Vet, Doxophos	Granted	Pending	Granted	—	Granted	2028
Tax-Dox-Mix	OAS-19	Granted	Pending	Granted	—	Granted	2028

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

Manufacturing and Supplies

We are responsible for the manufacture and supply of our products for commercial and clinical trial purposes. On December 3, 2013, we announced that we have successfully passed an FDA Pre-Approval Inspection of our manufacturing facility in Uppsala, Sweden. We have entered into agreements with contract manufacturers, to help us meet the anticipated demand for our products and XR17 excipient.

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

Syntagon

We entered into a non-exclusive manufacturing agreement with Syntagon AB (“Syntagon”) in August 2013 (the “Syntagon Agreement”). The Syntagon Agreement provides that Syntagon will undertake process development and production for the manufacturing of technical batches of XR17. The manufacturing will be performed with certain process adaptations due to the increased scale. Syntagon may not sub-contract any activities it is to perform pursuant to the Syntagon Agreement without our prior written approval. Syntagon indemnifies us against any liability, claim, lawsuit or judgment that we incur due to any defective product or any other breach of the agreement by Syntagon.

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

Commercialization

Human Oncology

We entered into a supply and exclusive marketing, sales and distribution agreement with the Indian generic pharmaceutical company Hetero in June 2017 (the “Hetero Agreement”). The Hetero Agreement granted Hetero exclusive license and distribution rights for Paclical in Russia and the CIS, as well as Ukraine, Georgia and Turkmenistan We may retain some rights to commercialize our product candidates in the U.S. or the EU, if we receive marketing approval for our product candidates in markets which we believe it is possible to access through a focused, specialized field force. Outside of the U.S. and Europe, we expect to enter into distribution and other marketing arrangements with third parties for any of our product candidates that receive marketing approval.

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

Facilities

Our office is located in Uppsala, Sweden, where we lease and occupy six floors of a seven-floor building that encompasses approximately 43,000 square feet. Each floor is leased separately. The lease for the second floor expires on December 31, 2018, for the fifth floor expires March 31, 2020 and the leases for the remaining floors expire on December 31, 2019. The leases can be terminated by either party with nine months’ notice, and any leases that are not terminated are automatically extended for an additional term of three years. The building currently contains our entire business, including our research, laboratory and cGMP production facilities, as well as our administrative offices. We also have storage premises in Fyrislund, Uppsala with a lease period until January 31, 2021 and December 31, 2023 respectively. We believe that our facilities are sufficient to meet our current needs.

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

Human Health Product Regulation in the Rest of World

For other countries outside of the EU, such as countries in Eastern Europe or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical trials are conducted in accordance with GCP and the other applicable regulatory requirements. We have submitted an application for marketing approval for Paclical in Russia, and received Russian approval on April 20, 2015. We will also initiate a Phase III clinical trial of Docecal for the treatment of metastatic breast cancer, and, if it is successful, expect to file for marketing approval in Russia in 2018.

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

C. Organizational Structure

As per April 30, 2017, the Group consists of the parent company Oasmia Pharmaceutical AB and the subsidiaries Oasmia Incentive AB*) , Qdoxx Pharma AB, Oasmia Pharmaceutical, Inc. and Oasmia Pharmaceutical Asia Pacific Limited.

Subsidiaries

	Country of incorporation	Ownership	Votes
Qdoxx Pharma AB	Sweden	100%	100%
Oasmia Incentive AB *)	Sweden	100%	100%
Oasmia Pharmaceutical, Inc.	USA	100%	100%
Oasmia Pharmaceutical Asia Pacific Limited	Hongkong	100%	100%

*) company named changed from earlier Oasmia Animal Health AB

D.  Property, Plant and Equipment

See "—B. Business Overview—Facilities" for a description of our leased premises. Our equipment includes computers, office equipment, furniture and manufacturing equipment with a net book value at April 30, 2017 and 2016 of SEK 18,368 thousand and SEK 21,172 thousand, respectively. Our manufacturing equipment is owned by the Company and placed in Uppsala and in Germany for the use by a Company vendor who provides contract manufacturing services to the Company. The net book value of our manufacturing equipment at April 30, 2017 was SEK 15,776 thousand compared to SEK 18,144 thousand at April 30, 2016. None of our research and manufacturing equipment is leased and there are no liens or encumbrances on our equipment.

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

A . Operating Results Overview

Overview

We are a pharmaceutical company focused on innovative treatments within human and animal oncology. Our product and product candidates utilize a proprietary, nanoparticle formulation technology that is designed to facilitate the administration of intravenously-delivered active pharmaceutical ingredients, without the addition of toxic solvents. We believe our formulation may result in improved safety, efficacy and ease of administration over existing drugs. Our initial development and commercialization efforts are focused on creating novel formulations of well-established chemotherapeutic drugs that can be used for the treatment of cancer in both humans and companion animals. We have five human oncology product candidates in pre-clinical and/or clinical development, and two veterinary oncology product candidates. In October 2016, Oasmia acquired a cancer project from Karo Pharma with promising results in pre-clinical models for a number of different types of cancer. We disclosed positive Overall Survival results from Phase III study of or lead human product for treatment of ovarian cancer in the April, 2016. In February 2014, we received conditional approval by the United States Food and Drug Administration (“FDA”) for our initial veterinary oncology product. However, this conditional approval was withdrawn in in January 2017 in order to investigate another dosage regimen.

Our lead products utilize paclitaxel, the active ingredient of Taxol and Abraxane, two widely used cancer drugs marketed by Bristol-Myers Squibb and Celgene, respectively. Based on the potential benefits of our proprietary formulation technology, we are pursuing a strategy to replace the use of existing paclitaxel-based products in multiple cancers with our novel formulations. Our formulation is currently called Paclical for human indications, and is marketed under the name Paccal Vet-CA1 (“Paccal Vet”) for veterinary indications. In the submission of a marketing authorization application (MAA) to the European Medicines Agency (EMA), the name Apealea is used instead of Paclical. We own the global commercial rights to Paclical, excluding Israel, Turkey, Russia, the Commonwealth of Independent States (“CIS”), Ukraine, Georgia and Turkmenistan. We have licensed the commercial rights to Paccal Vet for sale in Japan, Russia and the CIS. Paclical received marketing approval in Russia and the CIS in April 2015 and Doxophos in August 2017.

Since we do not have sales and marketing operations, we have entered into various licensing and distribution agreements with established pharmaceutical companies to sell Paclical, Paccal Vet, and our other product candidates. We have entered into an agreement with Hetero Group for the commercialization of Paclical in Russia and the CIS, as well as Ukraine, Georgia and Turkmenistan, and a separate agreement with Medison Pharma for the commercialization of Paclical in Israel and Turkey. Furthermore, we have entered into an agreement with Nippon Zenyaku Kogyo for the commercialization of Paccal Vet in Japan.

Paccal Vet is the first injectable chemotherapeutic agent authorized for marketing for the treatment of squamous cell carcinoma (a cancer occurring in certain cells in the skin and the lining of other organs) and mammary carcinoma (a cancer occurring in the lining of the milk ducts of the mammary glands) in dogs. We received conditional approval by the FDA for Paccal Vet for the treatment of mammary carcinoma and squamous cell carcinoma under the Minor Use and Minor Species (“MUMS”) designation in the U.S. MUMS designation is a status similar to orphan designation for human drugs, making the sponsor eligible for incentives to support the approval or conditional approval of the designated drug, including seven years of market exclusivity in the U.S. For a description of the qualifications for Paccal Vet to receive the MUMS designation, conditional approval and full approval for dogs, see “Business — Overview.” We have withdrawn the conditional approval and in January 2017 and plan to investigate another dosage regimen.

From our inception through April 30, 2017, marketing and distribution agreements have yielded net cash of SEK 87.83 million in upfront fees and milestone payments and SEK 8.0 million in royalties and sales revenue.

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

We are a newly-commercial stage company with one product for human use approved for marketing and sale, and given our recent change from development stage to commercial stage, we have not generated any significant revenue other than milestone payments from our commercial partners. We have incurred significant net losses since our inception on April 15, 1988. We incurred net losses of SEK 160.24 million, SEK 141.54 million and SEK 117.50 million for the fiscal years ended April 30, 2017, April 30, 2016 and April 30, 2015. These losses have resulted principally from costs incurred in connection with research and development activities and general and administrative costs associated with our operations. As of April 30, 2017, we had a deficit accumulated during development stage of SEK 786.85 million and cash and cash equivalents of SEK 28.00 million. We expect to continue to incur operating losses in the near future as we continue our clinical and preclinical development programs, apply for marketing approval for our product candidates and, subject to obtaining regulatory approval of our product candidates, establish sales and marketing partnerships in preparation for the potential commercialization of our product candidates.

Oasmia has one product approved in Russia, Paclical, but this does not yet create a sufficient cash flow from its own business. For this reason, Oasmia continuously works with various financing alternatives. This work includes that the company is in discussions with potential partners for licensing of distribution and sales rights, negotiations with new and existing investors, financiers and lenders and that the company ensures enough resources to secure that forecasted future revenue streams from regions where the company's products registered, are realized.

Available consolidated liquid assets and unutilized credit facilities as of April 30, 2017 are not sufficient to provide the required capital to pursue the planned activities during the next 12 months. In light of available financing alternatives and the recent developments in the Company, the Board of Directors assesses that the prospects for financing of the Company´s operations in the coming year are good. Should funding not be obtained in sufficient quantities there is a risk that the conditions for continued operation do not exist.

Other than what is disclosed in this annual report, there are at present no significant trends known to us that are reasonably likely to have a material effect on our financial situation.

Events after balance sheet date of April 30, 2017

As a result of reporting in the EU Clinical Trials registry regarding the OAS- 12DOC BIO study, the Company clarified in a press release in May, 2017 that work at one of the clinics participating in the study has been ended. This does not affect the ongoing study, which is proceeding as planned.

Oasmia held an extra general meeting on Friday, 2 June 2017 the meeting resolved to authorize the Board of Directors to decide whether to carry out a rights issue in the Company and to issue subscription warrants in the Company.

On 8 June 2017, the Board of Directors of Oasmia decided to replace its convertible loan 2016:2 with new debt, in the form of simple debt instruments. The total amount of the new debt securities amounts to SEK 42 million, which corresponds to the total nominal amount of the previous convertible loan.

*) After the closing date, Oasmia agreed with the holders of the 42 convertible debt instruments to replace these with non-negotiable promissory notes Of these 42 original convertible debt instruments, SEK 9,500,000 was later repaid during the quarter, while the rest were replaced with non-negitionable promissory notes, totaling SEK 33,500,000. Those were added as of July 31, 2017 at 8.5 percent interest and expire on June 30, 2018.

The term for the new debt was up to one (1) year, however, the debt can be pre-paid by Oasmia before they fall due. Interest on the new debt accrues from June 9, 2017 at an interest rate of 8.5% annually, and therefore, corresponds to the interest rate for the convertibles. See Item 5.A Operating Results Overview - Events after balance sheet date of April 30, 2017)

The Company held a capital market day on June 15, 2017, at which the management presented the business and discussed, among other things, the market and strategy regarding the Company's human and veterinary products.

The board of directors resolved upon a rights issue of approximately SEK 163.9 million

The Company entered into a new exclusive marketing and distribution agreement with Hetero Group concerning Russia and the CIS countries (including Ukraine, Georgia and Turkmenistan) that replaced the previous distribution agreement with Pharmasyntez.

The subscription period for Oasmia Pharmaceutical AB’s (“Oasmia” or the “Company”) rights issue ended on July 5, 2017. The result of the rights issue showed that 23,517,699 shares, representing approximately 46.6 per cent of the shares offered, were subscribed for by the exercise of subscription rights. Additionally, subscription forms corresponding to 2,073,805 shares, representing approximately 4.1 per cent of the shares offered, have been received for subscription without preferential rights. The remaining 24,847,762 shares, representing approximately 49.3 per cent of the shares offered, will be allotted to those who have committed to subscribe and pay for any remaining part of the right issue, in accordance with the underwriting agreements entered into with the Company. The issued amount in the rights issue, which accordingly was fully subscribed, amounted to in total approximately SEK 164 million (before transaction related costs).

Through the rights issue, Oasmia’s share capital increased by SEK 5,043,926.60 to SEK 17,653,743.20. The number of shares increased by 50,439,266 to 176,537,432.

The company has received marketing approval of Doxophos in Russia, a key milestone following the recently established relationship with Hetero Group, its new marketing and distribution partner.

Doxophos is a hybrid and novel nanoparticle formulation of doxorubicin, one of the most commonly used anti-cancer substances in the world, well-recognized for its treatment of lung, breast and prostate cancer, among others. Doxorubicin is the active substance in the prominent oncology family of brands including Adriamycin® and Doxil®, totaling an estimated market value of $800 million USD in 2015 and expected to reach $1.4 billion by 2024.

Trend information

We are currently in an early stage to commercialize products on the market. Accordingly, any trends within the markets in which we operate are expected to have more direct impact on our business in the event that we are successful in commercializing Paclical.

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

Financial Operations Overview

Net sales.   We generate net sales pursuant to agreements with our commercial partners. These agreements generally include some of the following sources of revenue: an initial payment, additional milestone payments dependent upon the achievement of certain clinical, regulatory or commercial milestones, invoiced supply price for products delivered to commercial partners and royalties on product sales of licensed products when such product sales occur. Net sales also include amounts earned from the sale of miscellaneous supplies, such as sterile water. We recognize net sales when the amount earned can be measured in a reliable way and when we have determined it is likely that future economic benefits will accrue to us and certain criteria have been met, which will vary based on specific contractual arrangements. Revenue from licensing arrangements and product sales during the fiscal year ended April 30, 2017 amounted to SEK zero, for the fiscal year ended April 30, 2016 amounted to SEK 6,077 thousand and for the fiscal year ended April 30, 2015 amounted to SEK 2,002 thousand.

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

Results of operations

Comparison of Fiscal Years Ended April 30, 2017 and April 30, 2016

	Year Ended April 30,
	2017	2016
	(in TSEK)
Net sales	172	6,373
Change in inventory of products in progress and finished goods	(1,405)	9,509
Capitalized development cost	7,023	16,727
Other operating income	420	2
Operating expenses	(146,691)	(165,302)
Financial income	85	786
Financial expense	(19,847)	(9,634)
Income taxes	-	-
Income for the period	(160,243)	(141,539)

Net sales

	Year Ended April 30,
	2017	2016
	(in TSEK)
Net sales	173	6,373

Revenues from royalties and sales of products were SEK 0 in the year ended April 30, 2017 and 6,077 in the year ended April 30, 2016.

Revenues from sales of research collaboration amounted to SEK 200 thousand in the year ended April 30, 2016 and zero in the fiscal year ended April 30, 2017. There were revenues from sales of water for injection amounting to SEK 172 thousand in the year ended April 30, 2017 and SEK 96 thousand in 2016.

Change in inventory of products in progress and finished goods

	Year Ended April 30,
	2017	2016
	(in TSEK)
Change in inventory of products in progress and finished goods	(1,405)	9,509

Change in inventory of products in progress, amounting to SEK (1,405) thousand in the year ending April 30, 2017, derives from the production of semi-finished products that will be included in the production of goods for sale as well as from a write-down of inventories of finished goods that were intended for sale on the Russian market of SEK 5,324 thousand. Change in inventories of products in progress and finished goods amounted to TSEK 9,509 in the previous financial year. The tender process in Russia has taken considerably more time than originally estimated. This leads to obsolescence problems in the inventories produced for sale in Russia. Inventories of finished goods were therefore written down during the financial year as described above.

Capitalized development cost

	Year Ended April 30,
	2017	2016
	(in TSEK)
Capitalized development cost	7,023	16,727

Capitalized development cost decreased by SEK 9,704 thousand, or 58,0%, from SEK 16.73 million in the year ended April 30, 2016 to SEK 7.02 million in the year ended April 30, 2017. In both years there were two product candidates, Paccal Vet and Paclical, subject to capitalization. For Paclical, capitalization decreased by SEK 2.42 million, from SEK 9.98 million to SEK 7.56 million. For Paccal Vet, capitalization decreased by SEK 7.28 million from SEK 6.75 million to SEK (0.54) million in the year ending April 30, 2016. The decrease in capitalized development costs during the financial year is primarily because the Paccal Vet study for the treatment of mammary cancer in dogs had low activity compared to the previous year. In addition, fewer costs have been capitalized for Paclical, mainly since the study on ovarian cancer is completed and there has therefore been less activity.

Other operating income

	Year Ended April 30,
	2017	2016
	(in TSEK)
Other operating income	420	2

For the year ended April 30, 2017, other operating income increased to SEK 420 thousand, compared to SEK 2 thousand in the prior year. The increase was primarily related to favorable exchange gains of SEK 202 thousand in the year ended April 30, 2017 compared to SEK 2 thousand for the year ended April 30, 2016.

Operating expenses

	Year Ended April 30,
	2017	2016
	(in TSEK)
Raw materials, consumables and goods for resale	2,984	4,733
Other external expenses	79,904	98,104
Employee benefit expenses	59,295	57,661
Depreciation, amortization and impairment	4,508	4,804

Total operating expenses	146,691	165,302

Operating expenses including depreciation and amortization decreased by SEK 18.61 million, or 11.3%, from SEK 165.3 million to SEK 146.7 million, for the year ended April 30, 2017 compared to the financial year before.

The decrease is mainly attributable to lower costs for clinical studies during the period. The Paclical Vet study for the treatment of mammary cancer in dogs has had lower activity during the financial year compared to the previous year. Furthermore, the costs for production-related method development and contract production were lower during the financial year compared to the previous year. These lower expenses are counteracted by the bad debt loss of SEK 5,065 thousand and the write-down of SEK 5,324 thousand for inventories of finished goods that were charged to the income statement during the financial year.

Financial income

	Year Ended April 30,
	2017	2016
	(in TSEK)
Financial income	85	786

Financial income in the year ended April 30, 2017 amounted to SEK 85 thousand, compared to SEK 786 thousand in previous year. The decrease is mainly due to decreased foreign exchange gains related to bank balances in foreign currencies.

Financial expense

	Year Ended April 30,
	2017	2016
	(in TSEK)
Financial expense	19,847	9,634

Financial expense is primarily attributable to interest on loans from Nexttobe AB and Convertible loans.

In December 30, 2016, Oasmia had a loan of SEK 94.4 million from Nexttobe AB. This loan, including accrued interest of SEK 8,0 million was replaced with a new loan of SEK 102.4 million in the financial year ended April 30, 2017, which carries an interest rate of 3.5 percent and is due for payment on September 30, 2017. Interest expense on the loan from Nexttobe amounts to SEK 6.5 million in the year ended April 30, 2017 compared to SEK 7.6 million in the year ended April 30, 2016.

At the end of the previous financial year, in April 2016, a convertible loan comprising 28 convertible instruments was issued at a price of SEK 1,000,000 per convertible instrument, totalling SEK 28,000 thousand. This convertible loan, which carried interest of 8.5%, fell due on April 14, 2017. Upon maturity accrued interest of SEK 2.4 million was paid and 2 convertible instruments of SEK 1,000,000, in total SEK 2,000,000, were repaid. The remaining convertible instruments were replaced by a new convertible loan comprising 26 convertible instruments at a price of SEK 1,000,000 per convertible instrument, in total SEK 26,000 thousand. This convertible loan falls due for payment on April 18, 2018, unless there is prior conversion, and carries interest of 8.5 percent. These convertible instruments can be converted at a price of SEK 8.00 per share. Full conversion would entail the issue of 3,250,000 new shares.

In June 2016, a convertible loan comprising 42 convertible instruments was issued at a price of SEK 1,000,000 per convertible instrument. After a deduction for issue expenses this generated TSEK 37,395 for the company. This convertible loan falls due for payment on June 9, 2017, unless there is prior conversion, and carries interest of 8.5%. These convertible instruments can be converted at a price of SEK 12.00 per share. Full conversion would entail the issue of 3,500,000 new shares.

On March 31, 2017, a convertible loan comprising 42 convertible instruments was issued at a price of SEK 1,000,000.60 per convertible instrument, in total TSEK 42,000. After a deduction for issue expenses this generated TSEK 41,734 for the Company.

This convertible loan carried no interest and was converted to 7,058,856 new shares on April 25, 2017 at a conversion price of SEK 5.95 per share. This conversion entailed dilution of the Company’s shares of 5.6%.

Convertible loansl financial liabilities valued at amortized cost;

Relative to a bond loan, convertible debt instruments provide both the right to carry interest and the opportunity to receive a certain number of shares instead of repayment of the loan. This additional benefit means that the interest rate of the convertible debt instruments is lower than the market interest rate for an equivalent bond loan. The fair value of the benefit Oasmia received due to the lower interest rate is recorded, after a deduction for issue expenses, directly against equity. The debt component of the convertibles, i.e. excluding the equity component indicated above, is recorded after a deduction for issue expenses at its fair value as a liability in the balance sheet the first time it is recorded. The interest expense is calculated thereafter according to the effective interest method and is charged to the income statement.

Interest expense on above described convertible loan programs amounts to SEK 6.3 million in the year ended April 30, 2017 compared to SEK 0.1 million in the year ended April 30, 2016.

Furthermore, Oasmia had a bank loan from Nordea amounting to SEK 20 million that were repaid on December 30, 2016. Interest expense for this loan was SEK 0.1 million in the fiscal year ending April 30, 2017 and SEK 0.4 million 2016.

Financial expenses also consist of exchange losses related to bank balances in foreign currencies. Exchange losses from bank balances in foreign currencies decreased by SEK 1.2 million in the year ended April 30, 2017 compared to the year ended April 30, 2016.

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

Revenues from sales of research collaboration amounted to SEK 200 thousand in the year ended April 30, 2016 and zero in the fiscal year ended April 30, 2015. There were revenues from sales of water for injection amounting to SEK 96 thousand in the year ended April 30, 2016 and SEK 68 thousand in 2015.

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

For the year ended April 30, 2016, other operating income decreased to SEK 2 thousand, compared to SEK 221 thousand in the prior financial year. The decrease was primarily related to grants received for staff amounting to SEK 153 thousand in the prior year compared to zero for the year ended April 30, 2016.

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

The increase in other external expenses is mainly related to expenses for clinical trials initiated in the fiscal year, primarily the Docecal and XR17 studies. Furthermore expenses for purchasing of raw materials and essentials for production in Oasmia and its contract manufacturers have increased in order to meet the need for products both for sales and clinical trials. The increase in employee benefit expenses is mainly due to increased payroll expenses which in turn is mainly related to strengthening of the management team and finance department and the annual payroll assessment.

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

Borrowing and unutilized credit facilities

On April 30, 2017 we had the following loans and credit lines: (i) one loan from Nexttobe amounting to SEK 102.4 million, due September 30, 2017 with an fixed annual interest rate of 3.5%, (ii) 26 convertible debt instruments of SEK 1 million each, due April 14, 2018 with an interest rate of 8.5%, (iii) 42 convertible debt instruments of SEK 1 million each, due in June 9, 2017 *) with an interest rate of 8.5%, , (iv) one unutilized SEK 5 million credit facility with Nordea with a variable interest rate upon utilization, and (v) one unutilized credit facility of SEK 40 million with Alceco, with a fixed interest rate of 5% upon utilization.

*) After the closing date, Oasmia agreed with the holders of the 42 convertible debt instruments to replace these with non-negotiable promissory notes Of these 42 original convertible debt instruments, SEK 9 500 thousand was later repaid during the quarter, while the rest were replaced with non-negitionable promissory notes, totaling SEK 33,500,000. Those were added as of July 31, 2017 at 8.5 percent interest and expire on June 30, 2018.

The term for the new debt was up to one (1) year, however, the debt can be pre-paid by Oasmia before they fall due. Interest on the new debt accrue from 9 June 2017 at an interest rate of 8.5% annually, and therefore, corresponds to the interest rate for the convertibles. See Item 5.A Operating Results Overview - Events after balance sheet date of April 30, 2017).

Available consolidated liquid assets and unutilized credit facilities as of April 30, 2017 are not sufficient to provide the required capital to pursue the planned activities during the next 12 months. In light of available financing alternatives and the recent developments, new largest shareholder and new market approval for Doxophos and also the new relationship with Hetero Group, its new marketing and distribution partner, the Board of Directors assesses that the prospects for financing of the Company´s operations in the coming year are good. Should funding not be obtained in sufficient quantities there is a risk that the conditions for continued operation do not exist.

Comparison of Fiscal Years Ended April 30, 2017 and April 30, 2016

Summary of cash flows

	Year Ended April 30,
	2017	2016
	(in TSEK)
Cash flow from operating activities	(133,011)	(128,126)
Cash flow from investing activities	12,039	10,066
Cash flow from financing activities	122,755	117,449

Cash flow from operating activities

The negative cash flow from operating activities for the fiscal year ended April 30, 2017, SEK 133.01 million, consists of the operating income loss, SEK 140.48 million, adjusted for depreciation and amortization, SEK 15.31 million, unfavorable changes in working capital, SEK 5.42 million, plus interest received, SEK 0.09 million, less interest paid, SEK 2.52 million. The significant items in the changes in working capital included a decrease in accounts payable of SEK 6.62 million, an increase in inventories of SEK 2.78 million, an increase in accounts receivable of SEK 0.20 million, an increase in other current liabilities of SEK 7.76 million and an increase of other short term receivables of SEK 3.58 million.

Cash flow from investing activities

For the fiscal year ended April 30, 2017, cash flow provided in investing activities amounted to SEK 12.04 million. This amount included intangible assets of SEK 7.45 million, which consisted of capitalized development costs of SEK 7.02 million and patents of SEK 0.42 million. Investments in tangible assets amounted to SEK 0.52 million, which primarily related to the purchase of production equipment.

Disposal of short term investments generated SEK 20 million in cash.

Cash flow from financing activities

For the fiscal year ended April 30, 2017, cash flow provided by financing activities amounted to SEK 122.76 million compared to SEK 117.45 million in the previous financial year. This amount mainly consisted of new private placement of SEK 70.0 million, issue of two convertible debt instruments totaling SEK 84.0 million and issue expenses of SEK 9.25 million and outflow of SEK 2.0 million for repayment of convertible debt instrument.

In April 2017, a private placement of 26 convertible debt instruments (no. 2017:2) at a price of SEK 1,000,000 and a total amount of SEK 26.0 million were directed issued, by means of partly set-off, to current holders of convertibles (2016:1) which matured April 14th, 2017. Accrued interest and repayment of SEK 2.0 million were settled by the company. The convertible debt instruments are due on April 18, 2018 if conversion is not made before then. The loan carries an interest of 8.5 % and can be converted to a price of SEK 8.00 per share. Full conversion would entail that 3,250,000 new share were issued.

In March 2017, a private placement of 42 convertible debt instruments (no 2017:1) at a price of SEK 1,000,004.60 each were issued, which provided the Company with SEK 42,000,193 in gross proceeds. After deductions for issue expenses amounting to SEK 266 thousand the share issue and issue of convertible debt instruments provided the company in April 2017 with SEK 41,734 thousand in liquidity. The loan was interest free the conversion price was SEK 5.95. per share. The convertible debt instruments were converted into 7,058,856 ordinary shares in Oasmia on due date April 25, 2017.

In November 2016, the former second largest shareholder, Nexttobe AB, extended its loan to the company. The new loan includes accrued interest for 2016 and amounts to SEK 102.4 million and replaced the loan of SEK 94.4 million. The interest for the new loan is set to 3.5 % and the loan is due September 30, 2017.

In October, 2016 a private placement was consummated wherein 8,750,000 Ordinary Shares were issued. The issue price was SEK 8.00 per share and gross proceeds provided the Company with SEK 70.0 million in proceeds.

In October, 2016, an offset issue of 3,080,000 Ordinary Shares were issued in order to pay a purchase of SEK 25 million pursuant to an agreement on the acquisition pf a cancer project of Karo Pharma. The issue price was approximately SEK 8.12 per share.

In June 2016, a private placement of 42 convertible debt instruments (no 2016:2) at a price of SEK 1,000,000 each were issued, which provided the Company with SEK 42,000 thousands in gross proceeds. After deductions for issue expenses amounting to SEK 4,605 thousand the issue of convertible debt instruments provided the company in June and July 2016 with SEK 37,395 thousand in liquidity. The convertible debt instruments are due on June 9, 2017 if conversion is not made before then. The loan carries an interest of 8.5 % and can be converted to a price of SEK 12.00 per share. Full conversion would entail that 3,500,000 new share was issued.

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

In connection with the above mentioned private placement, 28 convertible debt instruments (2016:1) at a price of SEK 1,000,000 each were also issued, which provided the Company with SEK 28,000 thousand in gross proceeds. After deductions for issue expenses amounting to SEK 3,408 thousand, the share issue and issue of convertible debt instruments provided the company in April 2016 with SEK 42,092 thousand in liquidity. The convertible debt instruments are due on April 14, 2017 if conversion is not made before then. The loan carries an interest of 8.5 % and can be converted to a price of SEK 11.70 per share. Full conversion would entail that 2,393,162 new share were issued.

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

Comparison of Fiscal Years Ended April 30, 2017 and April 30, 2016

	Year Ended April 30,
	2017	2016
	(in TSEK)
Raw materials, consumables	1,228	1,208
Other external expenses	50,048	68,934
Employee benefit expenses	43,408	39,951
Depreciation	3,178	3,518
Total spent on research and development activities	97,862	113,611

Comparison of Fiscal Years Ended April 30, 2016 and April 30, 2015

	Year Ended April 30,
	2016	2015
	(in TSEK)
Raw materials, consumables	1,208	7,394
Other external expenses	68,934	44,487
Employee benefit expenses	39,951	35,019
Depreciation	3,518	3,925
Total spent on research and development activities	113,611	90,825

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

The impairment tests require us to use a number of assumptions, including market factors specific to the pharmaceutical business, potential pricing for our product and product candidates, the amount and timing of estimated future cash flows and the time value of money. In general, cost estimates (cash outflows) can normally be estimated with a higher degree of accuracy than revenues (cash inflows). Some specific areas of uncertainty are described below.

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

D. Trend information

See “Item 5.A Operating results”

E. Off-balance Sheet Arrangements.

As of April 30, 2017, we have no off-balance sheet arrangements that have or are reasonably likely to have current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital resources.

F. Tabular disclosure of contractual obligations.

The following table summarizes our contractual commitments and obligations as of April 30, 2017.

	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in TSEK)
Operating lease obligations (1)	22,106	6,369	10,907	2,789	2,041
Purchase obligations (2)	138,203	6,835	46,728	63,480	21,160
Interest Payments	8,471	8,471	-	-	-
Short-term debt obligations (3)	170,419	170,419	-	-	-
Total contractual cash obligations	339,200	192,094	57,635	66,289	23,201

(1)	Consists of the leasing of premises and lease of office equipment. Leasing of premises amounts to SEK 6.2 million and lease of office equipment SEK 0.2 million in the year ending April 30, 2018. The expiration dates for the leasing contracts regarding premises are December 31, 2018, December 31, 2019, March 31, 2020, January 31, 2021 and December 31, 2023. Leases automatically extend for an additional 1-3 years if not terminated within 6-9 months’ notice.

(2)	Mainly consists of a purchase contract with obligations for Oasmia to purchase a minimum number of product vials for each contract year.

(3)	Short-term obligations include repayment of loan to Nexttobe AB of SEK 102.4 million and repayment of convertible debt instruments of SEK 68 million.

Contracts with our venders that allow us to cancel the contract on short notice without financial penalty are excluded from the above table.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management.

The following table sets forth the names, ages and positions of our executive officers and directors as of the date of this Annual Report:

Name	Age	Position
Executive Director:
Julian Aleksov	52	Executive Chairman of the Board
Executive Officers:
Mikael Asp	54	Chief Executive Officer and Head of Quality Assurance
Fredrik Gynnerstedt	41	Chief Financial Officer
Anders Blom	48	Executive Vice President
Non-Executive Directors:
Bo Cederstrand	78	Director
Alexander Kotsinas	49	Director
Lars Bergkvist	53	Director

The following is a brief summary of the business experience of our executive officers and directors. The current business address for all of our executive officers and directors is Vallongatan 1, 752 28, Uppsala, Sweden.

Executive Officers

Julian Aleksov is a co-founder of Oasmia, and has served as Chief Executive Officer and a director since 1999, though he was a director of Oasmia’s predecessor from 1998 to 1999. On May 28, 2015, he resigned as our Chief Executive Officer and was appointed as our Executive Chairman of the Board. During the Extraordinary General Meeting held in November 2016 he was appointed Vice Executive Chairman, however in February 2017 he was re-appointed as Executive Chairman of the Board. He is an economist with extensive experience in coordinating research projects and strategic development of global intellectual property assets. Prior to becoming the CEO, he oversaw our research and strategic development within bio-organic chemistry, with a focus on retinoids and alpha-protein bindings, while also managing our global intangible assets registrations and financing. He has been a partner and member of the board of Alceco, one of our principal stockholders, since 2000. He attended the Deutsche Schule in Stockholm for his basic education, and thereafter studied economics on several levels.

Anders Blom has served as Executive Vice President since September 1, 2014. He has 15 years of experience from international strategic business development and finance at Galderma (former Q-Med AB) and Pharmacia. Anders was previously CEO of Nexttobe which is also the largest creditor in Oasmia. Nexttobe is a life science focused venture capital firm based in Uppsala. He has a Master of Business Administration degree from Uppsala University.

Fredrik Gynnerstedt has served as Chief Financial Officer since November 21, 2016 and possesses 15 years’ experience in international business administration and activities. Previously, Fredrik was employed as the Director of Collaboration at Karnov Group. Prior to that role, he served as Chief Financial Officer for publicly held Bringwell AB, and as auditor and consultant at Ernst & Young. Fredrik has a Master’s degree in Business Administration from Stockholm University.

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

Alexander Kotsinas has served on our board of directors since September 2013. He is currently working as an independent consultant for Nexttobe AB since 2016 and has worked as a Partner at Nexttobe AB from 2011 to 2016. He has been Vice President at Investor AB and has worked at Ericsson. He was the Vice President and CFO at Q-Med AB from 2008 to 2011, and was the CFO at Life Europe AB in 2007 and at Tre-Hi3G Access AB from 2003 to 2006. He has a Master of Science degree in Applied Physics from the Royal Institute of Technology, Stockholm and a Bachelor of Science Economics from the Stockholm School of Economics.

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

B. Compensation

Compensation of Directors and Executive Management Board

The following discussion provides the amount of compensation paid, and benefits in kind granted, by us to our directors and executive officers for services in all capacities to us for the year ended April 30, 2017.

Directors Compensation

For the year ended April 30, 2017, the table below sets forth the compensation paid to our directors. Mr. Lönner was named as the Executive Chairman of the Board on November 21, 2016 and resigned from his position on February 27, 2017. The compensation in the case of Mr. Aleksov reflects the compensation paid for his services as our Executive Chairman of the Board and Vice Executive Chairmane from November 21, 2016 until February 27, 2017.

Year Ended April 30, 2017 Directors Compensation

Name	Salary/ Fees		Variable remuneration	Benefits Excluding Pension	Pension Benefit	Total
	(In TSEK)
Anders Lönner (1) Chairman of the Board	-		-	-	-	-
Julian Aleksov Executive Chairman of the Board and former Vice Executive Chairman	1,698	(2)	23	644	449	2,814
Bo Cederstrand Director	150			25		175
Horst Domdey(3) Director	96			30		126
Alexander Kotsinas Director	89			28		117
Hans Sundin (3) Director	537		16	88		641
Hans Liljeblad (4) Director	63			19		82
Lars Bergkvist Director	150			47		197
Mikael Asp CEO	1,366			479	230	2,075
Other senior executives (2 people at end of year, 2 people on average during financial year)5)	3,127		13	1,134	621	4,895
Total	7,275		51	2,495	1,300	11,122

(1)	Mr. Lönner was appointed as Chairman of the Board in November 21, 2016 and resigned as a member of the board of directors in February 27, 2017.

(2)	Elected Chairman of the Board in May 2015 and switched to Vice Chairman during the period November 2016 through February 2017. Julian Aleksov is the Executive Chairman and receives a salary.

(3)	Mr. Domdey and Mr Sundin resigned as members of the board of directors in November, 2016.

(4)	Mr. Liljeblad resigned as a member of the board of directors in September, 2016.

(5)	In November 2016 management team was increased by one person. One senior executive resigned in March 2017.

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

Executive Officers Compensation

Compensation for each executive officer is comprised of base salary, pension allocation of base salary, directors’ and officers’ liability insurance, and the medical benefits described below. Executive directors also receives private health insurance and healt care insurence. The total amount of compensation paid to executive officers, whether or not a director, for the year ended April 30, 2017 was SEK 11,121 thousand.

Bonus Plans

We do not currently pay bonuses to any director or employee.

Options and Incentive Programs

Oasmia has introduced a share-based incentive plans comprising options. The purpose of the incentive plans is to encourage Oasmia’s employees and Board members to invest time and effort in the Company in order to be able to benefit from and help promote positive value growth in the Company’s share in the period covered by the plans, and to enable Oasmia to retain and recruit competent and committed employees. The incentive programs 2017:1 and 2017:2 were introduced following a resolution taken by an Extraordinary General Meeting on June 2, 2017. The incentive plan 2017:2 applies to independent members of the Board, while 2017:1 is aimed at the Company’s independent senior management team members. The same EGM also decided that options issued under the incentive plans 2016:1 and 2016:2, decided previously by the Board, will be recalled and cancelled. Plan 2017:1 comprises 3,750,000 options, while plan 2017:2 comprises 3,000,000 options. The options will be transferred to the participants of the plans at the market value of the options, provisionally estimated to be SEK 0.31 per warrant, calculated by the independent valuation institution PwC using the Black & Scholes valuation model. Each option in the plans 2017:1 and 2017:2 will entitle the holder to subscribe for one share in the Company during the period June 16, 2019 to August 16, 2019. The subscription price per share should correspond to 175 per cent of the volume-weighted average price of the Company’s shares according to the Nasdaq Stockholm official list in the period June 9, 2017 to June 16, 2017. In the event that all outstanding options are exercised for shares, the number of shares will increase by a total of 6,750,000, corresponding to dilution of around 5.4 per cent of the number of issued shares on April 30, 2017.

Health care and medical care

We offer our employees free medical care and free medicine up to the Swedish high-cost protection ceilings of SEK 1,100 and SEK 2,200, respectively. We also have an agreement with a provider of occupational health services.

Employment Agreements

Julian Aleksov

Mr. Aleksov signed an employment agreement with us on January 1, 2000 to serve as our Chief Executive Officer but is presently our Executive Chairman of the Board; this change in title had no impact on his compensation. The employment agreement is for an unspecified term. As of April 30, 2017, he receives a base salary of SEK 1,692,000 per annum, reviewed annually, plus private health insurance and pension allocations. He does not receive a bonus or any additional perquisites or other annual compensation. The health insurance and healthcare insurance he receives is worth SEK 40,608 and SEK 3,768 annually respectively. His contribution pension plan is handled through Carnegie Investment Bank, with an annual pension contribution of SEK 405,000 since the beginning of the last full fiscal year, compared to SEK 421,750 as of the end of the previous fiscal year. He does not receive any additional compensation for serving as a director.

In the event Mr. Aleksov’s employment is terminated by us, Mr. Aleksov shall be entitled to notice of 24 months. If he voluntarily decides to terminate his employment, the notice shall be six months. There is no agreement or arrangement for Mr. Aleksov to receive any severance payments or any additional payments should we undergo a change of control.

Anders Blom

Mr. Blom joined our company on September 1, 2014. As of April 30, 2017, he receives a base salary of SEK 1,593,300 per annum, reviewed annually. His pension plan follows a staircase model whereas his pension allocation is based on his salary and worth SEK 401,249 annually. The health insurance and healthcare insurance he receives is worth SEK 24,462 and SEK 7,146 annually respectively. He does not receive any other bonus, perquisites or any other annual compensation.

If we terminate Mr. Blom’s employment, he shall be entitled to a notice period of six (6) months. If he voluntarily decides to terminate his employment, the notice period shall be three (6) months. There is no agreement or arrangement for Mr. Blom to receive any severance payments or any additional payments should we undergo a change of control.

Mikael Asp

Mr. Asp signed an employment agreement with us on January 7, 2013. The employment agreement is for an unspecified term. As of April 30, 2017, he receives a base salary of SEK 1,368,000 per annum, reviewed annually. His pension plan follows a staircase model whereas his pension allocation is based on his salary and worth SEK 202,138 annually. The health insurance and healthcare insurance he receives is worth SEK 20,677 and SEK 7,109 annually respectively. He does not receive any other bonus, perquisites or any other annual compensation.

If we terminate Mr. Asp’s employment, he shall be entitled to a notice period of twelve (12) months. If he voluntarily decides to terminate his employment, the notice period shall be three (3) months. There is no agreement or arrangement for Mr. Asp to receive any severance payments or any additional payments should we undergo a change of control.

Fredrik Gynnerstedt

Mr. Gynnerstedt joined our company on November 21, 2016 as CFO for the company. As of April 30, 2017, he receives a base salary of SEK 1,200,000 per annum, reviewed annually. His pension plan follows a staircase model whereas his pension allocation is based on his salary and worth SEK 103,845 annually. The healthcare insurance he receives is worth SEK 2,633 annually. He does not receive any other bonus, perquisites or any other annual compensation.

If we terminate Mr. Gynnerstedt’s employment, he shall be entitled to a notice period of number of month six (6) months. If he voluntarily decides to terminate his employment, the notice period shall be three (3) months. There is no agreement or arrangement for Mr. Gynnerstedt to receive any severance payments or any additional payments should we undergo a change of control.

Limitations on Liability and Indemnification Matters

Under the Swedish Income Tax Act, if a company directly indemnifies a member of the board of directors or an executive officer or otherwise holds him or her harmless, the amount expended will be regarded as salary upon which we must pay social security contributions, and the director or officer will also be liable for income tax on any such expended amount. Therefore, we maintain directors and officers insurance through XL Insurance Company SE and Navigators to insure our directors and executive officers against certain liabilities incurred based on their capacity as a director or an executive officer.

C. Board practice

Board Composition

Our affairs are managed under the direction of our board of directors, which is currently composed of four members. Two of our directors, i.e., Messrs. Kotsinas and Bergkvist, qualify as independent directors under Rule 5605(a)(2) of the Nasdaq Marketplace Rules. Messrs. Aleksov and Cederstrand are not considered independent under Nasdaq or SEC rules. Directors are elected at each annual general meeting for one-year terms. None of our directors, or our executive officers, has any family relationship with any other director or executive officer, except that Mr. Aleksov is the partner of Mr. Cederstrand’s daughter and the father of two of his grandchildren.

Tasks of the Board of Directors

The board of directors manages our affairs on behalf of our shareholders. The board of directors acts in accordance with the Swedish Companies Act (SFS 2005:551) (“Swedish Companies Act”), our Articles of Association, internal regulations and directions given by the general meeting. In addition, the board of directors shall ensure that we comply with the Swedish Corporate Governance Code, NASDAQ Stockholm’s Rule Book for Issuers, SEC regulations as well as other applicable laws and regulations. The principal tasks of the board of directors include the following:

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

Audit Committee

The members of our audit committee are Mr. Kotsinas and Mr. Lars Bergkvist, all of whom qualify as an “independent director” as such term is defined in Rule 10A-3 under the Exchange Act. Mr. Lars Bergkvist serves as chair of the audit committee. Our board of directors has determined that Mr. Bergkvist is a financial expert as contemplated by the rules of the SEC implementing Section 407 of the Sarbanes Oxley Act of 2002. Our audit committee meets at least twice per year with the external auditors and our independent registered public accounting firm without executive board members present and oversees the monitoring of our internal controls, accounting policies and financial reporting and provides a forum through which our external auditors and independent registered public accounting firm reports. The audit committee also oversees the activities of the external auditors and our independent registered public accounting firm, including their appointment, reappointment, or removal as well as monitoring of their objectivity and independence. In addition, the audit committee considers the fees paid to the external auditors and independent registered public accounting firm and determines whether the fee levels for non-audit services, individually and in aggregate, relative to the audit fee are appropriate so as not to undermine independence.

Compensation Committee

The members of the compensation committee are Mr. Alexander Kotsinas and Mr. Lars Bergkvist. Each of the members, qualifies as an independent director under Rule 5605(a)(2) of the Nasdaq Marketplace Rules. Mr. Lars Bergkvist serves as chair of the compensation committee. Our compensation committee reviews, among other things, the performance of our executive directors and sets the scale and structure of their remuneration and the basis of their employment agreements with due regard to the interests of the shareholders. No director has a service agreement with a notice period exceeding one year. During the year ended April 30, 2017, there was one meeting of the compensation committee

Nomination Committee

The nomination committee consists of three members. The first member, currently Mr. Bo Cederstrand, represents the largest shareholder Alceco International S.A. The second member, currently Mr. Per Arwidsson, represents the second largest shareholder Granitplattan AB. The third member is Mr. Aleksov. Mr. Cederstrand serves as chair of the nomination committee and oversees the evaluation of the board of directors’ performance. The primary task of the nomination committee is to present candidates for the board of directors and the Chairman of the Board and to decide their compensation. The nomination committee also presents proposals to the annual general meeting of possible remuneration for committee work and remuneration of external auditor. Proposals of the nomination committee are made public no later than when notice of the annual general meeting is sent. The nomination committee’s mandate extends to when the next nomination has been made public. The nomination committee meets at least once a year.

D. Employees

As of April 30, 2017, we had 66 employees, all of them located in Sweden. We have never had a work stoppage and none of our employees is represented by labor unions or covered by collective bargaining agreements. The competence and experience of our employees are among Oasmia’s most important assets. Drug development is a complex process which requires many specialist competencies. A total of 76% of Oasmia’s employees have a university degree and 39% these also have a Ph.D. Many nationalities are represented among the employees, creating a positive, challenging and dynamic work environment. Oasmia strives to continually improve and ensure a healthy and safe work environment. Oasmia will continue to be a safe, healthy and pleasant workplace.

The table below sets forth a breakdown of our employees as at end of each of the past fiscal years by main category of activity.

	As of April 30, 2017	As of April 30, 2016	As of April 30, 2015
Quality control, quality assurance and production	31	38	39
Finance, accounting, and administration	5	10	11
Human resource	2	2	2
Research and development	6	8	9
Clinical development	4	3	6
Regulatory affairs	6	5	3
Logistics, clinical supply and facility management	6	4	4
Public relations and communications, IT	2	2	2
Legal	1	1	1
CEO, Executive Vice President, Executive chairman	3	2	2
Total	66	75	79

E. Share ownership

See "Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS —A. Major Shareholders."

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table and related footnotes set forth information with respect to the beneficial ownership of the Ordinary Shares, as of July 31, 2017, by: (i) each of our directors and executive officers, and (ii) each person known to us to own beneficially more than 5% of the Ordinary Shares as of July 31, 2017. As of July 31, 2017, we had 172 881 108 Ordinary Shares issued and outstanding.

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

	Ordinary Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
Greater than 5% Shareholders

Per Arwidsson Granitplattan AB och Granen AB (1)	22,667,856	13.11
Alceco International S.A.	21,648,765	12.52
Försäkringsbolaget Avanza Pension	12,300,805	7.12

Directors and Executive Officers
Julian Aleksov (2)	21,798,561	12.61
Bo Cederstrand (3)	21,774,765	12.60
Mikael Asp	8,040		*
Anders Blom	61,850		*
Fredrik Gynnerstedt	20,000		*
Alexander Kotsinas	-	-
Lars Bergkvist	-	-
All Named Executive Officers and Directors as a Group (6 persons)	22,014,451	12.73

*	Less than one percent.

(1)	The business address for Granitplattan AB is Box 55938, SE-102 16, Stockholm, Sweden. Mr Arwidsson is the control person of Granitplattan AB

(2)	Consists of 21,648,765 shares held through Alceco and 149,796 held by Mr. Aleksov separately. Messrs. Aleksov and Cederstrand are the control persons of Alceco.

(3)	Consists of 21,648,765 shares held through Alceco and 126,000 held by Mr. Cederstrand separately. Messrs. Aleksov and Cederstrand are the control persons of Alceco.

Our shareholders do not have different voting rights. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares by our major shareholders, which means shareholders that beneficially own 5% or more of our ordinary shares, as of July 31, 2017, July 31, 2016 and July 31, 2015, each being the most recent practicable date before reporting for the last three fiscal years.

	2015		2016		2017
Name	# of Shares	% of issued Shares*	# of Shares	% of issued Shares*	# of Shares	% of issued Shares*
Alceco International S.A. (1)	35,178,112	35.95%	25,536,445	23.82%	21,648,765	12.52%
Granitplattan AB	-	-	-	-	22,667,856	13.11%
Nexttobe AB (2)	19,602,173	20.03%	19,602,173	18.28%	-	-

(1)	Messrs. Aleksov and Cederstrand are the control persons of Alceco.

(2)	The business address for Granitplattan AB is Box 55938, 102 16 Stockholm, Sweden. Mr. Arwidsson is the control person of Granitplattan AB.

B. Related Party Transactions

Transactions with major shareholders and companies controlled by major shareholders

Alceco, Oasmia’s largest shareholder, see item 7 A Major Shareholders, has made a credit facility of SEK 40 million available to us. The credit facility is valid until December 2017, and is renewed automatically for one-year terms, unless terminated by either party at least three months prior to an expiration date. This credit facility was completely unused at April 30, 2017, as was the case at April 30, 2016.

No other transactions took place between Alceco and Oasmia.

Oasmia had a loan of SEK 94,395 thousand from Nexttobe AB up until December 30, 2016. This loan including accrued interest of SEK 8,024 thousand was then replaced by a new loan of SEK 102,419 thousand, which carries interest of 3.5 percent and falls due for payment on September 30, 2017. The loan is recognized at amortized cost and its fair value based on an estimated market interest rate of 10 percent amounts to SEK 100,616 thousand.

Nexttobe AB was Oasmia’s second largest shareholder up until October 31, 2016, with a shareholding of 18.3 percent. However, this shareholding was divested as of November 1, 2016, which means that the relationship with Nexttobe is no longer a related party relationship. Nexttobe had the following transactions with Oasmia during the last three fiscal years in million SEK:

in SEK million except Interest rate	April 30, 2017	April 30, 2016	April 30, 2015
Financial loan from Nexttobe as per April 30	102.4	94.4	87.00
Accrued interest as per April 30	1.2	2.7	2.4
Interest rate, percent	3.5	8.5	8.5

Ardenia Investment Ltd, a company controlled to equal parts by Oasmia’s founders Bo Cederstrand and Julian Aleksov, is registered as the applicant and holder of the patents which forms the basis for Oasmia’s business. Through an agreement between Ardenia and Oasmia, the rights to these patents have been transferred to Oasmia. Ardenia cross charges itsadministration costs for these patents.

Cross charged costs and Oasmia’s outstanding liability as per April 30 for the last three fiscal years, million SEK:

	May 1, 2016 – April 30, 2017	May 1, 2015 – April 30, 2016	May 1, 2014- April 30, 2015
Cross charged administration costs	1.37	2.23	1.40
Liability as per April 30	0.72	0.00	0.00

Transactions with Group companies

The Oasmia group consists of the parent company Oasmia Pharmaceutical AB and the Swedish subsidiaries Oasmia Incentive AB (name changed from Oasmia Animal Health AB) and Qdoxx Pharma AB, the Nevada-registered subsidiary Oasmia Pharmaceutical, Inc. and the Hongkong-registered subsidiary Oasmia Pharmaceutical Asia Pacific Limited.

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

Oasmia Pharmaceutical Asia Pacific Limited was founded 27 May 2016 by the parent company with a capital contribution of SEK 65,7 thousand to finance its initial activities. Apart from this, there were no transactions between the Parent Company and Oasmia Pharmaceutical, Inc. and there were no intra-Group balances at closing day.

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

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of the Ordinary Shares on NASDAQ Stockholm and, the Frankfurt Stock Exchange and ADSs on NASDAQ Capital Markets, in kronor and U.S. dollars, in Euros and U.S. dollars and U.S dollars, respectively. U.S. dollar per ordinary share amounts have been translated into U.S. dollars at $1.00 = SEK 8.1082 and $1.00 = €0.8512 based on the certified foreign exchange rates published by the Federal Reserve Bank of New York on August 18, 2017.

NASDAQ Stockholm

	Krona		Dollar
	Price Per Ordinary Share		Price Per Ordinary Share
	High	Low	High	Low
Annual (Year Ended April 30):
2013	13.55	4.70	1.67	0.58
2014	29.80	10.00	3.68	1.23
2015	23.00	18.30	2.84	2.26
2016	19.20	8.30	2.37	1.02
2017	13.75	5.00	1.70	0.62

Quarterly (Fourth Quarter Ended April 30):
Second Quarter 2015	22.10	18.30	2.73	2.26
Third Quarter 2015	20.80	18.30	2.57	2.26
Fourth Quarter 2015	22.50	19.00	2.77	2.34
First Quarter 2016	19.20	17.00	2.37	2.10
Second Quarter 2016	18.30	11.25	2.26	1.39
Third Quarter 2016	12.65	10.15	1.56	1.25
Fourth Quarter 2016	13.20	8.30	1.63	1.02
First Quarter 2017	13.75	8.90	1.70	1.10
Second Quarter 2017	10.60	7.70	1.31	0.95
Third Quarter 2017	10.45	7.90	1.29	0.97
Fourth Quarter 2017	8.15	5.00	1.01	0.62
First Quarter 2018	6.95	2.92	0.86	0.36
Second Quarter 2018 (through Aug 18, 2017)	3.13	2.81	0.39	0.35

Most Recent Six Months:
March 2017	6.21	4.89	0.77	0.60
April 2017	6.65	6.21	0.82	0.77
May 2017	6.80	4.99	0.84	0.62
June 2017	5.18	3.09	0.64	0.38
July 2017	3.28	2.92	0.40	0.36
August 2017 (through Aug 18, 2017)	3.13	2.81	0.39	0.35

Frankfurt Stock Exchange

	Euro		Dollar
	Price Per Ordinary Share		Price Per Ordinary Share
	High	Low	High	Low
Annual (Year Ended April 30):
2013	1.63	0.53	1.91	0.62
2014	3.31	1.13	3.89	1.33
2015	2.48	1.87	2.91	2.19
2016	2.10	0.89	2.47	1.05
2017	1.44	0.52	1.69	0.61

Quarterly (Fourth Quarter Ended April 30):
Second Quarter 2015	2.41	1.93	2.83	2.27
Third Quarter 2015	2.21	1.87	2.60	2.19
Fourth Quarter 2015	2.36	2.00	2.77	2.35
First Quarter 2016	2.10	1.76	2.47	2.07
Second Quarter 2016	1.93	1.18	2.27	1.39
Third Quarter 2016	1.35	1.06	1.59	1.25
Fourth Quarter 2016	1.40	0.89	1.64	1.05
First Quarter 2017	1.44	0.94	1.69	1.10
Second Quarter 2017	1.09	0.77	1.28	0.90
Third Quarter 2017	1.04	0.79	1.22	0.93
Fourth Quarter 2017	0.86	0.52	1.01	0.61
First Quarter 2018	0.70	0.29	0.82	0.34
Second Quarter 2018 (through Aug 11, 2017*)	0.30	0.29	0.35	0.34

Most Recent Six Months:
March 2017	0.63	0.52	0.74	0.61
April 2017	0.70	0.62	0.82	0.73
May 2017	0.70	0.51	0.82	0.60
June 2017	0.54	0.30	0.63	0.35
July 2017	0.32	0.29	0.38	0.34
August 2017 (through Aug 11, 2017)	0.30	0.29	0.35	0.34

NASDAQ Capital Markets

	Dollar
	Price Per ADS (1)
	High	Low
Annual (Year Ended April 30):
2016 (from listing October 23, 2015)	4.70	2.94
2017	4.87	4.17
Quarterly (Fourth Quarter Ended April 30):
Second Quarter 2016 (from listing October 23, 2015)	4.29	3.70
Third Quarter 2016	4.29	3.26
Fourth Quarter 2016	4.70	2.94
First Quarter 2017	4.87	3.05
Second Quarter 2017	3.65	2.51
Third Quarter 2017	3.70	2.67
Fourth Quarter 2017	2.85	1.66
First Quarter 2018	2.26	0.96
Second Quarter 2018 (through Aug 18, 2017)	1.13	0.96

Most Recent Six Months:
March 2017	2.02	1.66
April 2017	2.20	1.82
May 2017	2.26	1.84
June 2017	1.86	0.96
July 2017	1.14	0.97
August 2017 (through Aug 18, 2017)	1.13	0.96

(1)	Each ADS represents three (3) Ordinary Shares.

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

U.S. Holders are urged to consult their tax advisors about the PFIC rules and the related filing requirements. Our U.S. counsel expresses no opinion with respect to our PFIC status in any prior taxable year or the current taxable year which ends April 30, 2018, and also expresses no opinion with respect to any predictions regarding our PFIC status in the future.

Certain Reporting Obligations

Section 6038D of the Code generally requires U.S. individuals (and possibly certain entities that have U.S. individual owners) to file IRS Form 8938 if they hold certain “specified foreign financial assets,” the aggregate value of which exceeds $50,000 on the last day of the taxable year (or the aggregate value of which exceeds $75,000 at any time during the taxable year). (Higher reporting thresholds apply to married taxpayers filing joint returns and to taxpayers living outside the U.S.) The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person including the ADSs. In general, if we were to be treated as a PFIC, a U.S. Holder would not be required to report ownership of the ADSs under Section 6038D of the Code if such ownership were reported on Form 8621 described above under “Passive Foreign Investment Company Status” and that fact is noted on the Form 8938. U.S. Holders should consult their own tax advisors to determine whether they are subject to any Form 8938 filing requirements.

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

You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330 FREE . In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

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

Interest Rate Risk

Oasmia has on April 30, 2017 SEK 168.7 million as interest-bearing loans, consisting of a loan from Nexttobe AB of SEK 102.4 million, one convertible loan of SEK 41.5 million and one convertible loan of SEK 24.8 million.

The loan from Nexttobe AB has a fixed interest rate until it matures on September 30, 2017. The convertible loans fall due on June 9, 2017 and April 18, 2018 respectively, and the interest rate until then is fixed. After the closing date, Oasmia agreed with the holders of the 42 convertible debt instruments to replace these with non-negotiable promissory notes. The term for the new debt was up to one (1) year, however, the debt can be pre-paid by Oasmia before they fall due. Interest on the new debt accrue from 9 June 2017 at an interest rate of 8.5% annually, and therefore, corresponds to the interest rate for the convertibles. see Item 5.A Operating Results Overview - Events after balance sheet date of April 30, 2017). Both the convertible loan and the non-negotiable promissory notes are thus independent from the short term development of the market interest rates, but there is a risk that these loans at maturity will be prolonged or replaced by other loans to less favorable terms.

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

Market Price Risk

Oasmia have historically invested liquidity surplus in fixed income funds. These funds are traded in an active financial market and can be realized in one to two banking days. An official market price is made public each trading day, and this constitutes the funds’ fair value. Fluctuations in the market price of the funds might negatively affect our income statement. However, as these funds invest in short-term securities from safe issuers, it is assessed that the market price risk is low. As per April 30, 2017, the company have not invested in fixed income funds and there is no such risk.

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

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. Directions on how to obtain copies of those documents are provided under the heading “Where You Can Find Additional Information” on page 148.

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

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Except as described elsewhere in this annual report, there have been no changes to the instruments defining the rights of the holders of any class of registered securities, and the rights of holders of the registered securities have not been altered by the issuance or modification of any other class of securities in the fiscal year ended April 30, 2017. There are no restrictions on working capital and no removal or substitution of assets securing any class of our registered securities.

ITEM 15.    CONTROLS AND PROCEDURES

A.  Disclosure Controls and Procedures

We maintain a set of disclosure controls and other procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act are recorded, processed, summarized and reported, within the time periods specified and in accordance with the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act are accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Our management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our disclosure controls and procedures as of April 30, 2017.

It should be noted that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment and makes assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. Based on the evaluation of our disclosure controls and procedures as of April 30, 2017, our principal executive officer and principal financial officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level in timely alerting them to material information required to be included in our periodic SEC reports.

B.  Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on those criteria, management concluded that, as of April 30, 2017, our internal control over financial reporting was not effective due to the existence of the material weaknesses described below.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the audit and the preparation of the consolidated financial statements as of and for the year ended April 30, 2017, our independent registered public accounting firm reported to our audit committee that it had identified a material weakness in our internal control over financial reporting related to inadequate financial statement preparation and review procedures, specifically, our independent registered public accounting firm determined that we did not have adequate procedures and controls to ensure that accurate financial statements could be prepared and reviewed on a timely basis, including:

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

We concurred with the findings from our independent registered public accounting firm.  We are in the process of remediating through the implementation of the following changes:

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

D.  Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the financial year ended April 30, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting

In connection with the audit of our financial statements as of and for the fiscal year ended April 30, 2017, 2015, 2014 our independent registered public accounting firm reported to our audit committee that it had identified a material weakness in our internal control over financial reporting related to inadequate financial statement preparation and review procedures. Under standards established by the Public Company Accounting Oversight Board (United States), a material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis. Specifically, our independent registered public accounting firm determined that we did not have adequate procedures and controls to ensure that accurate financial statements could be prepared and reviewed on a timely basis, including:

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

As a result of this material weakness, during the year ended April 2017, 2015 and 2014 we will continue to implement the following changes:

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

We concurred with the findings in the years ended April 30, 2017, 2015, and 2014 from our independent registered public accounting firm. We will continue to work to remediate the material weakness. We will continue to strengthen our processes, however our initiatives may not prove to be successful to avoid any material weakness in the future.

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

ITEM 16 C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our auditors, Ernst & Young AB, have performed the following services for the Company during the past two years:

	May 1, 2016 – Apr 30, 2017	May 1, 2015 – Apr 30, 2016
	(TSEK)	(TSEK)
Auditing	1,729	1,390
Auditing related fees	800	2,459
Tax consulting	10	32
All Other fees	59	131
TOTAL	2,598	4,012

All services provided to the Company by Ernst & Young AB are reviewed and approved by our audit committee in advance of commencement of services.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In the financial year ending April 30, 2017, no purchases of our equity securities were made by or on behalf of the Company or any affiliated purchaser.

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

ITEM 18.    FINANCIAL STATEMENTS

The Financial Statements filed as part of this Annual Report begin on page F-1.

Exhibit index

Exhibit Number	Description of Exhibit
1.1	Articles of Association of Oasmia Pharmaceutical AB; incorporated by reference to exhibit 3.1 to the Registration Statement on Form F-1 filed with the SEC on July 6, 2015.
2.2	Form of Deposit Agreement between Oasmia Pharmaceutical AB, The Bank of New York Mellon, as Depositary Bank, and Owners and Holders from time to time of American Depositary Shares issued thereunder; incorporated by reference to exhibit 4.1 to the Registration Statement on Form F-6 filed with the SEC on July 24, 2015 with respect to ADSs representing ordinary shares prior to the effectiveness of this registration statement.
2.3	Form of American Depository Receipt (included in Exhibit 2.2).
2.4	Form of ADS Warrant Agent Agreement between Oasmia Pharmaceutical AB and The Bank of New York Mellon; incorporated by reference to exhibit 4.2 to the Registration Statement on Form F-1/A filed with the SEC on October 9, 2015.
2.5	Form of Warrant Certificate (included in Exhibit 2.4).
4.1	Underwriting Agreement between Oasmia Pharmaceutical AB and Ladenburg Thalmann & Co. Inc.; incorporated by reference to exhibit 1.1 to the Registration Statement on Form F-1/A filed with the SEC on October 9, 2015.
4.2	Lease Agreement dated January 1, 2009 (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.1 to the Registration Statement on Form F-1 filed with the SEC on July 6, 2015.
4.3	Lease Agreement dated January 1, 2011 (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.2 to the Registration Statement on Form F-1 filed with the SEC on July 6, 2015.
4.4	Lease Agreement dated January 1, 2009 (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.3 to the Registration Statement on Form F-1 filed with the SEC on July 6, 2015.
4.5	Lease Agreement dated January 1, 2009 (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.4 to the Registration Statement on Form F-1 filed with the SEC on July 6, 2015.
4.6	Lease Agreement dated January 1, 2009 (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.5 to the Registration Statement on Form F-1 filed with the SEC on July 6, 2015.
4.7	Lease Agreement dated January 1, 2009 (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.6 to the Registration Statement on Form F-1 filed with the SEC on July 6, 2015.
4.8	Distribution Agreement dated July 8, 2009, between Oasmia Pharmaceutical AB and Abbott Laboratories; incorporated by reference to exhibit 10.7 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.9	First Amendment to Distribution Agreement dated December 31, 2012, between Oasmia Pharmaceutical AB and Abbott Laboratories; incorporated by reference to exhibit 10.8 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.10	Development, Supply and Exclusive License Agreement dated April 21, 2010, between Oasmia Pharmaceutical AB and Nippon Zenyaku Kogyo Co. Ltd.; incorporated by reference to exhibit 10.9 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.11	Supply and Exclusive License Agreement dated May 9, 2011, between Oasmia Pharmaceutical AB and Medison Pharma, LTD; incorporated by reference to exhibit 10.10 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.12	Non-Exclusive Toll Manufacturing Agreement dated August 6, 2013, between Oasmia Pharmaceutical AB and Syntagon AB; incorporated by reference to exhibit 10.11 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.13	Credit Contract dated October 1, 2012, between Oasmia Pharmaceutical AB and Alceco International S.A. (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.12 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.14	Simple Debt Letter dated December 19, 2014, between Oasmia Pharmaceutical AB and Nexttobe AB (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.13 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.15	Loan Agreement dated December 17, 2014, between Oasmia Pharmaceutical AB and Nordea Bank AB (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.14 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.16	Employment Contract dated September 30, 2014, between Oasmia Pharmaceutical AB and Anders Blom (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.15 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.17	Employment Contract dated May 8, 2014, between Oasmia Pharmaceutical AB and Anders Lundin (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.16 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.18	Employment Contract dated April 1, 2008, together with the addendums thereto dated May 27, 2013 and September 30, 2013, between Oasmia Pharmaceutical AB and Annette Ljungmark (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.17 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.19	Employment Contract dated October 1, 2014, between Oasmia Pharmaceutical AB and Hans Sundin (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.18 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.

4.20	Employment Contract dated April 1, 2008, together with the addendums thereto dated June 5, 2013 and September 30, 2013, between Oasmia Pharmaceutical AB and John Cosby (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.19 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.21	Employment Contract dated January 1, 2001, together with an addendum thereto dated January 1, 2001, between Oasmia Pharmaceutical AB and Julian Aleksov (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.20 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.22	Employment Contract dated November 30, 2008, together with the addendums thereto dated May 27, 2013 and September 30, 2013, between Oasmia Pharmaceutical AB and Margareta Eriksson (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.21 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.23	Employment Contract dated October 4, 2012, together with an addendum thereto dated September 30, 2013, between Oasmia Pharmaceutical AB and Mikael Asp (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.22 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.24	Supply and Exclusive Marketing, Sales and Distribution Agreement dated February 1, 2013, between Oasmia Pharmaceutical AB and Joint Stock Company “Pharmasyntez;” incorporated by reference to exhibit 10.23 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.25	Commercial Manufacturing and Supply Agreement dated February 16, 2011, between Baxter Oncology GmbH and Oasmia Pharmaceutical AB; incorporated by reference to exhibit 10.24 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015. Confidential treatment granted for this agreement by the SEC on October 27, 2015. The confidential portions of the Exhibit have been omitted and are marked by an asterisk.
4.26	Master Manufacturing Agreement dated April 25, 2014, between Baxter Oncology GmbH and Oasmia Pharmaceutical AB; incorporated by reference to exhibit 10.25 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015. Confidential treatment granted for this agreement by the SEC on October 27, 2015. The confidential portions of the Exhibit have been omitted and are marked by an asterisk.
4.27	First Addendum to the Master Manufacturing Agreement dated May 20, 2014, between Baxter Oncology GmbH and Oasmia Pharmaceutical AB; incorporated by reference to exhibit 10.26 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015. Confidential treatment granted for this agreement by the SEC on October 27, 2015. The confidential portions of the Exhibit have been omitted and are marked by an asterisk.
4.28	Lease Agreement dated May 1, 2014 (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.27 to the Registration Statement on Form F-1 filed with the SEC on July 6, 2015.
4.29	Lease Agreement dated May 1, 2015 (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.28 to the Registration Statement on Form F-1 filed with the SEC on July 6, 2015.
4.30	Letter of Termination of Zoetis, Inc. to Oasmia Pharmaceutical AB’s CEO dated May 18, 2015; incorporated by reference to exhibit 10.29 to the Registration Statement on Form F-1 filed with the SEC on July 6, 2015.
4.31	Form of Stock Lending Agreement, between Alceco International S.A. and Oasmia Pharmaceutical AB; incorporated by reference to exhibit 10.30 to the Registration Statement on Form F-1/A filed with the SEC on September 16, 2015.
4.32	Sale and Purchase Agreement between Oasmia Pharmaceutical AB and Karo Pharma AB dated October 2016. Filed herewith. (1)
4.33	Supply and Distribution Agreement between Oasmia Pharmaceutical AB and Hetero Labs Ltd., dated as of June 9, 2017. Filed herewith. (1)
8.1	Subsidiaries of the Registrant. Filed herewith.
9.1	Registrant’s Application for Waiver of Requirements of Form 20-F, Item 8.A.4 dated May 29, 2014; incorporated by reference to exhibit 99.1 to the Registration Statement on Form F-1 confidentially filed with the SEC on May 30, 2014.
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended. Filed herewith.
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended. Filed herewith.
13.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. Filed herewith.
13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. Filed herewith.

(1) Confidential treatment is being sought for this agreement, which is being filed separately with the SEC. The confidential portions of this Exhibit have been omitted and are marked by an asterisk.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OASMIA PHARMACEUTICAL AB

By:	/s/ MIKAEL ASP
	Name:	Mikael Asp
	Title:	Chief Executive Officer

Date: August 24, 2017

Oasmia Pharmaceutical AB

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Oasmia Pharmaceutical AB

We have audited the accompanying consolidated statement of financial position of Oasmia Pharmaceutical AB as of April 30, 2017 and 2016, and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended April 30, 2017. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Oasmia Pharmaceutical AB as of April 30, 2017 and 2016, and the consolidated results of their operations and their cash flows for each of the three years in the period ended April 30, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Ernst & Young AB
Ernst & Young AB

Uppsala

August 24, 2017

CONSOLIDATED INCOME STATEMENT

		MAY 1, 2016	MAY 1, 2015	MAY 1, 2014
TSEK	NOTE	- APR 30, 2017	- APR 30, 2016	- APR 30, 2015

Net sales	4	172	6,373	2,070
Change in inventories of products in progress and finished goods	7	(1,405)	9,509	-

Capitalized development costs	5	7,023	16,727	16,727
Other operating income	6,13	420	2	221
Raw materials, consumables and goods for resale	7	(2,984)	(4,733)	(10,062)
Other external expenses	8,9,13	(79,904)	(98,104)	(60,740)
Employee benefit expenses	10	(59,295)	(57,661)	(50,530)
Depreciation, amortization and impairment	11,12	(4,508)	(4,804)	(5,190)
Other operating expenses	11			(792)
Operating income	14	(140,481)	(132,691)	(108,296)

Financial income		85	786	210
Financial expenses		(19,847)	(9,634)	(9,482)
Financial income and expenses – net	13,15	(19,762)	(8,848)	(9,272)

Income before taxes		(160,243)	(141,539)	(117,497)

Income taxes	16	-	-	-
Income for the year		(160,243)	(141,539)	(117,497)

Income for the year attributable to:
Parent Company shareholders		(160,243)	(141,539)	(117,497)

Earnings per share before and after dilution, SEK	17	(1.42)	(1.39)	(1.28)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		MAY 1, 2016	MAY 1, 2015	MAY 1, 2014
TSEK	NOTE	- APR 30, 2017	- APR 30, 2016	- APR 30, 2015

Income for the year		(160,243)	(141,539)	(117,497)
Other comprehensive income
Items that may subsequently be transferred to the income statement:
Translation differences		13	(19)	-
Total other comprehensive income		13	(19)
Comprehensive income for the year		(160,230)	(141,557)	(117,497)

Comprehensive income for the year attributable to:
Parent Company shareholders		(160,230)	(141,557)	(117,497)

Comprehensive earnings per share, before and after dilution, SEK		(1.42)	(1.39)	(1.28)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

TSEK	NOTE	APR 30, 2017	APR 30, 2016
ASSETS
Non-current assets
Property, plant and equipment	11	18,368	21,172
Capitalized development costs	5	416,922	409,900
Other intangible assets	12	36,171	11,936
Financial non-current assets		2	2
Total non-current assets		471,464	443,010

Current assets
Inventories	7	13,685	16,638
Accounts receivable – trade	18	35	4,903
Other current receivables	18,20	1,390	1,929
Prepaid expenses and accrued income	18,19	7,008	2,885
Short-term investments	18	-	20,006
Cash and cash equivalents	18	28,001	26,208
Total current assets		50,119	72,570

TOTAL ASSETS		521,583	515,579

EQUITY
Equity and reserves attributable to Parent Company shareholders
Share capital	21	11,904	10,721
Non-registered share capital		706	-
Other capital provided		1,074,619	941,961
Reserves		(6)	(19)
Retained earnings, including income for the year		(786,853)	(626,610)
Total equity		300,371	326,053

LIABILITIES
Current liabilities
Liabilities to credit institutions	18	-	20,000
Convertible loans	17,18	66,307	25,549
Other borrowings	18,26	102,419	94,395
Accounts payable	18	20,837	27,236
Other current liabilities	18,22	5,356	2,068
Accrued expenses and deferred income	18,23	26,294	20,278
Total current liabilities		221,212	189,527

Total liabilities		221,212	189,527

TOTAL EQUITY AND LIABILITIES		521,583	515,579

Any contingent liabilities and pledged assets are reported in Note 24.

 CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		ATTRIBUTABLE TO PARENT COMPANY SHAREHOLDERS
TSEK	NOTE	SHARE CAPITAL	NON- REGISTERED SHARE CAPITAL	OTHER CAPITAL PROVIDED	RESERVES*)	RETAINED EARNINGS	TOTAL EQUITY
Opening balance as of May 1, 2014		8,557	0	640,924	0	(367,574)	281,907
Comprehensive income for the year		-	-	-	-	(117,497)	(117,497)
New share issue	21	1,229	-	224,916	-	-	226,145
Issue expenses		-	-	(14,844)	-	-	(14,844)
Closing balance as of April 30, 2015		9,786	0	850,996	0	(485,071)	375,710

Opening balance as of May 1, 2015		9,786	0	850,996	0	(485,071)	375,710
Comprehensive income for the year		-	-	-	(19)	(141,539)	(141,557)
Warrants		-	-	27	-	-	27
Equity component in issue of convertible loan	18	-	-	382	-	-	382
New share issue	21	935	-	105,261	-	-	106,196
Issue expenses		-	-	(14 706)	-	-	(14 706)
Closing balance as of April 30, 2016		10,721	0	941,961	(19)	(626,610)	326,053

Opening balance as of May 1, 2016		10,721	0	941,961	(19)	(626,610)	326,053
Income for the year		-	-	-	-	(160,243)	(160,243)
Other comprehensive income		-	-	-	13	-	13
Comprehensive income for the year		0	0	0	13	(160,243)	(163,230)
Equity component in issue of convertible loans	18	-	-	1,152	-	-	1,152
New share issues	21	1,183	706	135,111	-	-	137,000
Issue expenses		-	-	(3,605)	-	-	(3,605)
Closing balance as of April 30, 2017		11,904	706	1,074,619	(6)	(786,853)	300,371

* Translation differences

CONSOLIDATED CASH FLOW STATEMENT

		MAY 1, 2016	MAY 1, 2015	MAY 1, 2014
TSEK	NOTE	- APR 30, 2017	- APR 30, 2016	- APR 30, 2015
Operating activities
Operating income before financial items		(140,481)	(132,691)	(108,225)
Adjustments for non-cash items	25	15,310	4,804	5,982
Interest received	15	92	786	56
Interest paid	15	(2,515)	(1,664)	(1,384)
Cash flow from operating activities before changes in working capital		(127,595)	(128,766)	(103,570)

Changes in working capital
Change in inventories	7	(2,783)	(11,297)	(3,684)
Change in accounts receivable – trade	18	(198)	(4,798)	(56)
Change in other current receivables	18,19,20	(3,584)	(561)	77
Change in accounts payable	18	(6,616)	13,218	(3,486)
Change in other current liabilities	18,22,23,26	7,764	4,077	3,055
Cash flow from operating activities		(133,011)	(128,126)	(107,665)

Investing activities
Investments in intangible assets	5,12	(7,445)	(17,960)	(17,406)
Divestments in intangible assets	5,12	-	-	1,200
Investments in property, plant and equipment	11	(515)	(1,974)	(3,621)
Divestments in property, plant and equipment	11	-	0	72
Investment of short-term investments	18	-	-	(80,000)
Divestment of short-term investments	18	20,000	30,000	30,000
Cash flow from investing activities		12,039	10,066	(69,755)

Financing activities
Repayment of liabilities to credit institutions	18	(20,000)	-	(20,000)
Loans raised	26	-	35	-
Loans repaid	26	-	(35)	-
Convertible loans	17,18,25	84,000	28,000	-
Convertible loans repaid	18	(2,000)	-	-
Warrants	17	-	27	-
New share issues	21,25	70,000	106,196	190,861
Issue expenses	21	(9,245)	(16,774)	(14,844)
Cash flow from financing activities		122,755	117,449	156,017

Cash flow for the year		1,783	(610)	(21,404)
Translation differences		10	(19)	-
Cash and cash equivalents at beginning of year		26,208	26,837	48,241
Cash and cash equivalents at end of year	18	28,001	26,208	26,837

NOTES

NOTE 1 GENERAL INFORMATION

Oasmia Pharmaceutical AB (Reg. No. 556332-6676 and the Parent Company of the Oasmia Group) is a limited company domiciled in Stockholm, Sweden. The address of the company is Vallongatan 1, Uppsala, where the Company has its office, manufacturing facility and conducts research. The company’s shares are listed on NASDAQ Stockholm, NASDAQ Capital Market and on the Frankfurt Stock Exchange.

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

The Group’s accounting policies

Changes in accounting policies

New policies 2016/17

None of the standards and interpretations required for the first time for the financial year that began on May 1, 2016 had a material impact on the consolidated financial statements.

New IFRS standards and interpretations effective financial year 2017/18 or later that may impact Oasmia’s financial reporting:

IFRS 15 Revenue from Contracts with Customers

This standard comes into force on January 1, 2018 and will thus be applied by Oasmia as from the financial year 2018/2019.

The standard will first and foremost replace IAS 18 Revenue, which is the standard that regulates the reporting of revenues at the present time. Under IFRS 15 the basic principle for when a revenue may be recognized is when the acquiring party can use a good or can draw benefit from a service, while IAS 18 concentrates more on when risk is transferred from the vendor to the purchaser. IFRS 15 also requires considerably more disclosures than IAS 18. IFRS 15 is expected to impact Oasmia’s financial reporting. However, it is still difficult to decide the extent of the impact, as this is very much dependent on how Oasmia’s revenue situation develops up until the time when IFRS 15 comes into force.

IFRS 9 Financial instruments

This standard will come into force on January 1, 2018, that is to say it will be applied by Oasmia as from the financial year 2018/2019.

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

None of the other standards and interpretations which have not yet come into force are expected to have a material impact on the Group.

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

Additional expenses are added to the carrying amount of the asset or are recognized as a separate asset, depending on what is most suitable, only when it is probable that the future economic benefits connected with the asset will accrue to the Group and the acquisition cost of the asset can be measured in a reliable way. The carrying amount of the replaced part will be removed from the balance sheet. All other types of repairs and maintenance are recognized as expenses in the income statement in the period in which they arise.

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

The company has both the resources and the competence to itself produce these two products for the clinical studies preceding a phase III study. Production takes place in approved premises with employed personnel.

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

Acquired research projects

The Group has acquired a research project that is still in a pre-clinical phase. This has been capitalized at acquisition cost minus any impairment.

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

The capitalized patent expenses comprise registration costs such as initial expenses for e.g. authorities and legal fees. The gain or loss arising when an intangible asset is divested or disposed of is determined as the difference between the settlements received and the carrying amount and is recognized in Other operating income or Other operating expenses

Inventories

Inventories are recognized at the lowest of acquisition cost and net realizable value. The acquisition cost is established by using the first in, first out method (FIFO).

The acquisition cost for Raw materials and necessities consists of the purchase price invoiced by the supplier. The acquisition cost for Work in progress and for Finished goods consists of the costs for the constituent raw materials, with a mark-up for manufacturing costs and quality control costs.

The net realizable value is the estimated sales price in the operating activities, with deductions for applicable variable selling expenses.

Impairment of non-financial assets

The capitalized development costs and the capitalized research projects which are not yet current are not amortized, but are instead evaluated annually for any impairment needs. Group management performs an estimation of the expected utilization period of the assets at every financial statement. If there are indications that an asset’s value has diminished, the Group establishes the recoverable amount of the asset. This amount is the highest net realizable value of the asset, with deductions for selling expenses and its value in use. The asset is amortized down to the recoverable amount via the income statement. In order to establish the impairment need, the assets are grouped into cash generating units, which is the smallest group of assets that enables positive cash flows that are essentially independent of the cash flow from other assets or groups of assets. The Group presently has no assets with indeterminable utilization periods.

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

Financial instruments are divided into different categories depending on their nature and the method used in their valuation. Oasmia reports its financial instruments in three such categories:

•	Financial assets and liabilities valued at fair value in the income statement. Changes in fair value are recognized in the income statement.

This category includes:

o	Short-term investments in fixed income funds.

•	Loans receivable and accounts receivable

This category includes:

o	Cash and cash equivalents valued at nominal value. Where they are denominated in a currency other than SEK, they are translated at the closing day rate of exchange.
o	Accounts receivable, other current receivables and accrued revenues are valued at amortized cost.

•	Financial liabilities valued at amortized cost

This category includes:

o	Borrowings and liabilities to credit institutions which are valued at nominal value as they have a short duration.
o	Convertible loans
o	Accounts payable and accrued expenses valued at the value they are expected to be paid at.

For further disclosures on Oasmia’s financial instruments, please see Note 18 Financial instruments and financial risks.

Share capital

Common shares are classified as equity. Transaction costs which can be attributed directly to new share issues or warrants are recognized, net after tax, in equity as a deduction from the funds generated by the issue.

Compared to a bond loan, a convertible loan includes not only an entitlement to receive interest but also the opportunity to receive a certain number of shares instead of repayment of the loan. This additional advantage means that the rate of interest of the convertible loan is lower than the market interest rate for a corresponding bond loan. The fair value of the benefit to Oasmia due to this lower rate of interest is booked, after deductions for issue expenses, directly against equity.

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

Assumptions and uncertainties related to going concern

Oasmia has incurred losses through and including its fiscal year ending April 30, 2017. As of April 30, 2017, Oasmia had an accumulated deficit of SEK 786.85 million. The cash flow from operating activities has also been negative.

Oasmia has one product approved, but this does not yet create a sufficient cash flow from its own business. For this reason, Oasmia continuously works with various financing alternatives. This work includes that the company is in discussions with potential partners for licensing of distribution and sales rights, negotiations with new and existing investors, financiers and lenders and that the company ensures enough resources to secure that forecasted future revenue streams from regions where the company's products registered, are realized.

Available consolidated liquid assets and unutilized credit facilities as of April 30, 2017 are not sufficient to provide the required capital to pursue the planned activities during the next 12 months. In light of available financing alternatives and the recent developments in the Company, the Board of Directors assesses that the prospects for financing of the Company´s operations in the coming year are good. Should funding not be obtained in sufficient quantities there is a risk that the conditions for continued operation do not exist.

Significant estimates and assumptions for accounting purposes

Group management makes estimates and assessments about the future. The resulting estimates for accounting purposes will by definition seldom correspond to the actual outcome. The estimates and assessments that entail a considerable risk of significant adjustments in the carrying amounts for assets and liabilities in the next financial year are listed below.

(a) Impairment tests for intangible assets

The Group capitalizes development costs for two drug candidates Paclical and Paccal Vet. The capitalized development costs for the financial year ending April 30, 2017 amounted to SEK 7,898 compared to TSEK 16,727 as per April 30, 2016 and TSEK 16,797 as per April 30, 2015. The Group's accumulated capitalized development costs, as of April 30, 2017, amounted to SEK 416,922 thousand compared to SEK 409,900 thousand as of April 30, 2016. An assessment is performed annually of whether there is a need for impairment of these assets. Oasmia’s impairment tests show that there is no need for impairment. Market approval has been received for Paclical in Russia for the indication of ovarian cancer in humans and market approval is expected within two to three years for Paccal Vet in the US for the indications of mammary carcinoma and squamous cell carcinoma in dogs. In Oasmia’s assessment, more market approvals can be expected in the foreseeable future and expected future profits justify the value of the assets. If the other market approvals were not to be received, if a considerably lower price than expected was received per treatment, if the market share was lower, or if the likelihood of receiving approval were to decrease, all or parts of the capitalized expenditure would be carried as expenses. As of April 30, 2017 capitalized expenditure amounted to 139 % compared to 126 % as of April 30, 2016 of the equity at the same time.

(b) Income taxes

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

(c) Contingent assets

The company has filed to sue a supplier of WFI-equipment regarding delivered equipment that the company considers to be faulty. The total estimated loss that this faulty equipment has caused the company amounted to SEK 14,500 thousand, and Oasmia has so far received insurance compensation of SEK 4,250 thousand. Should the legal action be successful, Oasmia is demanding approximately SEK 9,500 thousand. The trial has begun and the main proceedings will take place in November 2017 and it is therefore not yet possible to assess when any payment will be received. The company’s legal counsel has advised management that it is likely that the legal action will be successful, at least regarding part of the amount claimed, but as this is uncertain no asset has been recognized in the Statement of Financial Position.

(d) Contingent liabilities

A contingent liability is a possible liability whose occurrence will possibly be confirmed by future events which wholly or partly, are beyond Oasmia’s control and whose probability of occurring is low or difficult to estimate. It may also be an existing liability, the size of which cannot be calculated or the settlement of which is unlikely to result in any outflow of resources.

It is obviously in the nature of contingent liabilities that their occurrence and size are particularly uncertain and therefore they are not recognized in the balance sheet. Instead information is given about them in Note 24. If it is at all possible to state any amounts for these contingent liabilities, they are, as can be seen above, largely dependent on management’s assessments.

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

At least once a year, normally when the annual financial statements are prepared, the Group’s property, plant and equipment and non-current intangible assets are tested to see if there is a need for impairment. Tests may also be carried out if management assesses that there have been significant changes in the assumptions that can affect the result of the tests. The question is whether the recoverable amount of the asset is greater than its carrying amount. Usually these Group assets have no stated market value, and the company therefore applies the value in use method. One of the important assets that are the subject of impairment testing is the item capitalized development costs for Paccal Vet and Paclical/Apealea. The impairment testing is based on management’s forecasts for the future economic development of the products Paccal Vet and Paclical/Apealea. These forecasts are partly based on available statistics, primarily on the incidence of cancer per type of cancer, but also on management’s assessment of future development that cannot be supported by external statistics or comparative data. The result of the impairment testing consists of seeing if the value in use is greater than the carrying amount of the assets. If this is the case, no impairment is performed. If on the other hand the value in use is less than the carrying amount, the asset is written down to its recoverable amount.

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

Net sales per product category

	MAY 1, 2016	MAY 1, 2015	MAY 1, 2014
TSEK	- APR 30, 2017	- APR 30, 2016	- APR 30, 2015
Sales of necessities	172	96	68
Royalty revenues	-	4,870	122
Sales of goods	-	1,207	1,880
Invoiced services	-	200	-
Total	172	6,373	2,070

Net sales per geographic area

Below allocation of Net Sales per geographic area is based on the customer’s domicile.

	MAY 1, 2016	MAY 1, 2015	MAY 1, 2014
TSEK	- APR 30, 2017	- APR 30, 2016	- APR 30, 2015
Russia	-	6,019	-
Sweden	172	125	68
Other countries	-	229	2,002
Total	172	6,373	2,070

Net sales in Russia of SEK 6,019 thousand in the financial year ending April 30, 2016 derive from one specific customer with its registered office in Russia. Revenue from external customers in other countries amounted to SEK 2,002 thousand in the financial year ended April 30, 2015 and came from sales to a customer based in the USA.

Non-current assets located in Sweden as per April 30, 2017 amount to SEK 466,474 thousand compared to SEK 437,297 thousand as of April 30, 2016 and SEK 421,973 thousand as of April 30, 2015 and non-current assets located in another country as per April 30, 2017 amount to SEK 4,990 thousand compared to SEK 5,713 thousand as of April 30, 2016 and SEK 5,905 thousand as of April 30, 2015.

NOTE 5 CAPITALIZED DEVELOPMENT COSTS

	MAY 1, 2016			MAY 1, 2015			MAY 1, 2014
	- APR 30, 2017			- APR 30, 2016			- APR 30, 2015
TSEK	Paclical	Paccal Vet	Total	Paclical	Paccal Vet	Total	Paclical	Paccal Vet	Total
Opening acquisition cost	300,088	109,812	409,900	290,108	103,065	393,173	280,919	95,457	376,376
Adjustment *)	-	(875)	(875)	-	-	-	-	-	-
Capitalized expenditure for the year	7,559	338	7,897	9,980	6,747	16,727	9,189	7,608	16,797
Closing accumulated acquisition cost	307,647	109,275	416,922	300,088	109,812	409,900	290,108	103,065	393,173

Opening accumulated amortization	-	-	0	-	-	0	-	-	0
Amortization for the year	-	-	0	-	-	0	-	-	0
Closing accumulated amortization	0	0	0	0	0	0	0	0	0

Closing carrying amount	307,647	109,275	416,922	300,088	109,812	409,900	290,108	103,065	393,173

 *) In some cases the capitalization of development costs is based on assessments, which may deviate from the actual outcome and then has to be adjusted.

Capitalized development costs amounted to TSEK 7,898 for the financial year ended April 30, 2017 compared to TSEK 16,727 as of April 30, 2016 and TSEK 16,797 as of April 30, 2015. Research and development costs which were not capitalized amounted to TSEK 89,964 for the financial year ended April 30, 2017 compared to TSEK 96,884 in the financial year ending April 30, 2016 and TSEK 74,028 in the financial year ending April 30, 2015. Total cost for research and development, capitalized and expensed, amounted TSEK 97,862 for the financial year ended 30 April, 2017 compared to TSEK 113,611 as of April 30, 2016 and TSEK 90,825 as of April 30, 2015.

NOTE 6 OTHER OPERATING INCOME

	MAY 1, 2016	MAY 1, 2015	MAY 1, 2014
TSEK	- APR 30, 2017	- APR 30, 2016	- APR 30, 2015
Insurance compensation	-	-	26
State support (new start jobs)	-	-	153
Exchange-rate differences	202	2	42
Other	218	-	-
Total	420	2	221

NOTE 7 INVENTORIES

TSEK	APR 30, 2017	APR 30, 2016
Raw materials and necessities	5,581	7,129
Work in progress	8,104	4,137
Finished goods	-	5,372
Total	13,685	16,638

During the financial year ended April 30, 2017 goods of TSEK 0 compared to TSEK 2,383 as of April, 2016 and TSEK 2,439 as of April 30, 2015 were carried as an expense and goods valued at TSEK 5,736 as of April 30, 2017 compared to TSEK 229 as of April 30, 2016 and TSEK 0 as of April 30, 2015 have been written down, which mainly drives from finished goods intended for the Russian market.

The change in the items “Work in progress” and “Finished goods” during the year are recognized in the income statement in “Change in inventories of products in progress and finished goods”.

NOTE 8 REMUNERATION TO AUDITORS

	MAY 1, 2016	MAY 1, 2015	MAY 1, 2014
TSEK	- APR 30, 2017	- APR 30, 2016	- APR 30, 2015
Ernst & Young AB
Auditing	1,729	1,390	1,405
Auditing activities in addition to auditing	800	2,459	1,363
Tax consulting	10	32	35
Other services	59	131	112
Total	2,598	4,012	2,915

Auditing involves reviews of the Annual Report, of the accounting records, and of the management of the Board of Directors and CEO, and other tasks that the company’s auditors are required to undertake. Auditing activities in addition to auditing include review of interim reports and quality assurance services.

NOTE 9 LEASING

The Group has no financial leasing agreements, but has operational leasing agreements that primarily consist of leases for facilities. There are no variable fees. Leasing costs (minimum lease payments) were TSEK 6,379 for the financial year ended April 30, 2017 compared to TSEK 5,930 as of April 30, 2016 and TSEK 5,303 as of April 30, 2015. The future minimum lease payments for operational leases are as follows in (TSEK):

	Operational leasing
Financial year	MAY 1, 2016	MAY 1, 2015
TSEK	-APR 30, 2017	-APR 30, 2016
Leasing expensed during the financial year	6,379	5,930
Nominal value of future minimum leasing payments
is divided up as follows:
Due for payment within a year	6,369	6,362
Due for payment later than a year but within five years	13,696	17,398
Due for payment later than five years*)	2,041	2,637
Total	22,106	26,397

*) The comparative figure has been adjusted compared to last year’s financial statements because the category “Due for payment later than five years” has been added.

NOTE 10 EMPLOYEES AND REMUNERATION

Average number of employees

	MAY 1, 2016	MAY 1, 2015	MAY 1, 2014
	- APR 30, 2017	- APR 30, 2016	- APR 30, 2015
Women	37	35	37
Men	38	40	38
Total	75	75	75

All employees have their employment and carry out their main duties in Sweden.

Salaries and benefits

	MAY 1, 2016	MAY 1, 2015	MAY 1, 2014
TSEK	- APR 30, 2017	- APR 30, 2016	- APR 30, 2015
Board	2,821	3,169	1,495
CEO and other senior executives	4,505	6,171	6,891
Other employees	35,150	32,160	28,786
Defined contribution pension plans, incl. Fora	3,057	2,668	2,043
Defined medical benefits	356	276	39
Total salary and remuneration	45,890	44,445	39,256

Social security contributions by law and agreement	12,076	11,677	10,492
Special employer’s contribution, pension expenses	819	717	488
Total salaries, remuneration and social security	58,785	56,840	50,236

Benefits for senior executives

Board of Directors and Board committees

Remuneration of the Chairman of the Board of Directors and Board members is decided by the Annual General Meeting. There is no remuneration for participation in the Nomination Committee. Board fees for Joel Citron are invoiced through wholly-owned Miankoma Partners, Hans Liljeblad is invoiced through wholly-owned Advokatfirman Liljeblad & Co KB and Lars Bergkvist is invoiced through wholly-owned Axli AB in accordance with the decision of the Annual General Meeting and by special agreement with Oasmia Pharmaceutical AB. Except for what is described in Transactions with key people in senior positions in Note 26, no other remuneration such as salary, pension premiums or other benefits has been paid.

The Executive Chairman of the Board is entitled to pension insurance pursuant to an agreement whereby the company shall pay an amount corresponding to 25 percent of the pensionable annual salary to any chosen pension insurance company. The Executive Chairman of the Board is also entitled to individual health insurance.

CEO

Remuneration of the CEO consists of a fixed salary. The remuneration is reviewed annually on April 1. According to the CEO's agreement regarding pension insurance, the company shall pay an annual amount corresponding to the ITP scale. The CEO is also entitled to individual health insurance. If notice of termination is given by the employer, a 12-month term of notice applies. If notice of termination is given by the CEO, the term of notice is 3 months.

Terms of employment for other senior executives

Remuneration to other senior executives consists of a fixed salary. Salaries are reviewed annually on April 1. According to the agreement for other senior executives regarding pension insurance, the company shall pay an annual amount corresponding to the ITP scale. Other senior executives are also entitled to individual health insurance.

Remuneration to Board and senior executives

	MAY 1, 2016 – APR 30, 2017
TSEK	Base salary/ board fees	Social security incl. special employer’s contribution	Pension/ sickness benefits	Variable remuneration
Chairman of the Board Anders Lönner1)	-	-	-	-
Chairman of the Board /Vice Chairman of the Board Julian Aleksov2)	1,698	644	449	23
Board member, Bo Cederstrand	150	25	-	-
Board member, Horst Domdey3)	96	30	-	-
Board member, Alexander Kotsinas	89	28	-	-
Board member, Hans Sundin3)	537	88	-	16
Board member, Hans Liljeblad4)	63	19	-	-
Board member, Lars Bergkvist	150	47	-	-
CEO Mikael Asp	1,366	479	230	-
Other senior executives (2 people at end of year, 2 people on average during financial year)5)	3,127	1,134	621	13
Total	7,275	2,495	1,300	51

1) Elected Chairman of the Board in November 2016 and resigned in February 2017.

2) Elected Chairman of the Board in May 2015 and switched to Vice Chairman in November 21, 2016 to February 27, 2017. Julian Aleksov is the Executive Chairman and receives a salary.

3) Resigned in November 2016.

4) Resigned in September 2016.

5) In November 2016 management team was increased by one person. One senior executive resigned in March 2017.

	MAY 1, 2015 – APR 30, 2016
TSEK	Base salary/ board fees	Social security incl. special employer’s contribution	Pension/ sickness benefits	Variable remuneration
Chairman of the Board Joel Citron1)	26	-	-	-
Chairman of the Board Julian Aleksov2)	1,635	582	422	35
Board member, Bo Cederstrand	150	20	-	-
Board member, Horst Domdey	150	47	-	-
Board member, Alexander Kotsinas3)	-	-	-	-
Board member, Hans Sundin	883	99	-	-
Board member, Hans Liljeblad4)	200	62	-	-
Board member, Lars Bergkvist4)	125	39	-	-
CEO Mikael Asp5)	1,299	470	55	1
Other senior executives (2 people at end of year, 5 people on average during financial year)6)	4,792	1,544	615	79
Total	9,260	2,863	1,092	115

1) Resigned in May 2015.

2) Elected Chairman of the Board in May 2015. Julian Aleksov is the Executive Chairman of the Board and is paid a salary.

3) Alexander Kotsinas has declined a Board fee.

4) Elected as Board member in May 2015.

5) Appointed new CEO in May 2015.

6) In February 2016 management was increased by one person. Four senior executives resigned in February and March 2016.

Gender distribution on the Board and in management

	APR 30, 2017		APR 30, 2016		APR 30, 2015
	Number on closing day	Number of men	Number on closing day	Number of men	Number on closing day	Number of men
Group (incl subsidiaries)
Board members *)	12	12	13	13	12	12
CEO and other senior executives	3	3	4	4	7	5

*) The comparative figure has been adjusted compared to last year’s Annual Report. The statement of gender distribution among Board members in the Group as per April 30, 2016 has been adjusted from 7 (of which 7 men) to 13 (of which 13 men) and as per April 30, 2015 has been adjusted from 5 (of which 5 men) to 12 (of which 12 men). This adjustment has been made to show all Board seats as per April 30, 2016 and 2015 respectively. In the event that the same person is present in the Boards of several companies included in the Group, the person is now counted as a member of the Board of each company, which was not the case in the previous year’s annual report.

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

	Group MAY 1, 2016 – APR 30, 2017
TSEK	Vehicles	Inventories and production equipment	Leasehold improvements	Construction in progress and advance payments for machinery and equipment	Total
Opening acquisition cost	0	43,500	8,378	100	51,977
Investments for the year	225	184	60	46	515
Reclassifications	-	-	-	-	0
Sales/disposals	-	-	-	-	0
Closing accumulated acquisition cost	225	43,684	8,437	146	52,492

Opening depreciation	0	(27,898)	(2,907)	0	(30,805)
Depreciation for the year	(75)	(2,814)	(430)	-	(3,319)
Sales/disposals	-	-	-	-	0
Closing accumulated depreciation	(75)	(30,712)	(3,337)	0	(34,124)

Closing carrying amount	150	12,972	5,100	146	18,368

	Group MAY 1, 2015 – APR 30,2016
TSEK	Vehicles	Inventories and production equipment	Leasehold improvements	Construction in progress and advance payments for machinery and equipment	Total
Opening acquisition cost	148	40,557	8,205	1,241	50,151
Investments for the year	-	1,802	172		1,974
Reclassifications	-	1,141	-	(1,141)	0
Sales/disposals	(148)	-	-		(148)
Closing accumulated acquisition cost	0	43,500	8,378	100	51,977

Opening depreciation	(148)	(24,667)	(2,484)	0	(27,299)
Depreciation for the year	-	(3,231)	(423)	-	(3,654)
Sales/disposals	148	-	-	-	148
Closing accumulated depreciation	0	(27,898)	(2,907)	0	(30,805)

Closing carrying amount	0	15,602	5,471	100	21,172

NOTE 12 OTHER INTANGIBLE ASSETS

Other intangible assets consist of the costs of patents and of acquired research projects.

	Group MAY 1, 2016 – APR 30, 2017			Group MAY 1, 2015 – APR 30, 2016
TSEK	Patents	Research projects	Total	Patents	Research projects	Total
Opening acquisition cost	23,615	0	23,615	22,382	0	22,382
Purchases for the year	423	25,000	25,423	1,233	-	1,233
Divestments	-	-	0	-	-	0
Disposals	-	-	0	-	-	0
Closing accumulated acquisition cost	24,038	25,000	49,038	23,615	0	23,615

Opening accumulated amortization	(11,679)	0	(11,679)	(10,529)	0	(10,529)
Amortization for the year	(1,188)	-	(1,188)	(1,150)	-	(1,150)
Disposals
Closing accumulated amortization	(12,867)	0	(12,867)	(11,679)	0	(11,679)

Closing carrying amount	11,171	25,000	36,171	11,936	0	11,936

 NOTE 13 CURRENCY DIFFERENCES – NET

Currency differences are recognized in the income statement as follows:

	MAY 1, 2016	MAY 1, 2015	MAY 1, 2014
TSEK	- APR 30, 2017	- APR 30, 2016	- APR 30, 2015
Other operating income	202	2	42
Raw materials, consumables and goods for resale	-	-	(1,249)
Other external expenses	(1,591)	478	-
Financial items – net	(44)	(480)	(11)
Total	(1,433)	0	(1,218)

NOTE 14 OPERATING INCOME

Operating income for the financial year ending April 30, 2017 was TSEK (140,481) compared to TSEK (132,691) for the financial year ending April 30, 2016 and TSEK (108,225) for the financial year ending April 30, 2015. Of the Group's recognized operating expenses of TSEK 146,691 in the financial year ending April 30, 2017, TSEK 165,273 in the financial year ending April 30, 2016 and TSEK 127,313 in the financial year ending April 30, 2015, TSEK 7,898 was recognized as capitalized development costs in the financial year ending April 30, 2017 compared to TSEK 16,727 in the financial year ending April 30, 2016 and TSEK 16,797 in the financial year ending April 30, 2015.

NOTE 15 FINANCIAL INCOME AND EXPENSES

		Group
		MAY 1, 2016	MAY 1, 2015	MAY 1, 2014
TSEK	Category	- APR 30, 2017	- APR 30, 2016	- APR 30, 2015
Financial income
Bank accounts	Loans receivable and accounts receivable	4	726	29
Short-term investments	Financial assets valued at fair value	30	-	153
Other	-	51	60	41
Total financial income		85	786	223

Interest expenses
Liabilities to credit institutions	Financial liabilities valued at amortized cost	(194)	(365)	(1,094)
Convertible loans	Financial liabilities valued at amortized cost	(6,728)	(115)	-
Other borrowings	Financial liabilities valued at amortized cost	(6,549)	(7,616)	(8,324)
Accounts payable	Financial liabilities valued at amortized cost	(6)	(134)	(12)
Other	-	(13)	(4)	(1)
		(13,490)	(8,234)	(9,431)
Other financial expenses and exchange rate differences
Short-term investments	Financial assets valued at fair value	-	(49)	-
Bank accounts	Loans receivable and accounts receivable	(10)	(1,216)	(64)
Convertible loans	Financial liabilities valued at amortized cost	(6,259)	(86)	-
Other	-	(88)	(49)	-
		(6,357)	(1,400)	(64)
Total financial expenses		(19,847)	(9,634)	(9,495)

NOTE 16 INCOME TAXES

The Parent Company and two subsidiaries have their fiscal domicile in Sweden, where the tax rate for the financial year ending April 30, 2017 is 22 % compared to 22 % for the financial years ending April 30, 2016 and 2015 respectively. In addition, a subsidiary has its fiscal domicile in the USA and one in Hong Kong.

The income tax on Group earnings before tax is shown in the table below:

	MAY 1, 2016	MAY 1, 2015	MAY 1, 2014
TSEK	- APR 30, 2017	- APR 30, 2016	- APR 30, 2015
Income before taxes	(160,243)	(141,539)	(117,497)
Issue expenses not included in earnings	(3,605)	(14,706)	0
Non-taxable revenues	(1)	0	(1)
Non-deductible expenses	6,087	607	366
Impairment of holdings in subsidiaries	0	-	-
Taxable income	(157,762)	(155,638)	(117,132)
Income tax according to current tax rates in Sweden	34,708	34,240	25,769
Taxable deficits for which no deferred tax asset is recognized	(34,708)	(34,240)	(25,769)
Tax expense	0	0	0

At April 30, 2017 the Group had accumulated loss carry-forward from previous years and from the financial year amounting to TSEK 878,339 compared to TSEK 720,576 as of April 30, 2016 and TSEK 521,391 as of April 30, 2015. There are at present no sufficiently convincing reasons to assume that loss carry-forward will be able to be utilized against future profits, and thus no deferred tax asset has been recognized in the balance sheet.

NOTE 17 EARNINGS PER SHARE

Earnings per share are calculated by dividing earnings attributable to Parent Company shareholders by a weighted number of common shares outstanding during the period.

	MAY 1, 2016	MAY 1, 2015	MAY 1, 2014
	- APR 30, 2017	- APR 30, 2016	- APR 30, 2015
Earnings attributable to Parent Company shareholders (TSEK)	(160,243)	(141,539)	(117,497)
Weighted average number of common shares outstanding (thousands)	112,994	101,753	91,655
Earnings per share (SEK per share)	(1.42)	(1.39)	(1.28)

The following instruments outstanding have not given rise to any dilution effect at April 30, 2017, but may do so in the future:

	Number of warrants and convertibles	Total possible number of shares
Warrants that can be converted to 3 (three) shares	1,280,750	3,842,250
Warrants that can be converted to 1 (one) share	140,352	140,352
Convertible instruments	68	6,750,000
Total possible number of shares		10,732,602

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

The market risks that affect Oasmia’s financial instruments are primarily:

– Market price risk: the market price of the fixed income funds that Oasmia invests surplus liquidity in. There is no such risk as of April 30, 2017.

– Currency risk: exchange rates for the currencies that Oasmia’s financial instruments are denominated in.

– Interest-rate risk: Stockholm Interbank Offered Rate (Stibor), which the interest on Oasmia’s bank loans is tied to. There is no such risk as of April 30, 2017.

The following sensitivity analysis shows the effect in TSEK if each parameter were to change by 1 percent, and, in the case of the interest-rate risk, if the percentage level were to change by 1 percent:

		Market price risk		Currency risk		Interest- rate risk
Financial instrument	Parameter	APR 30, 2017	APR 30, 2016	APR 30, 2017	APR 30, 2016	APR 30, 2017	APR 30, 2016
Short-term investments	Market price +/- 1 percent	-	200	-	-	-	-
Financial liabilities	Interest rate +/- 1 percentage point	-	-	-	-	-	30
Accounts payable and other current liabilities	Currency rate +/- 1 percent	-	-	170	250	-	-

These risks, how they are managed and what financial instruments are affected by them are discussed further below in the sections “Financial risk management” and “Financial instruments”.

Two main Other financial risks for Oasmia can be identified at present:

•	Financing risk: Oasmia does not yet find itself in a commercialization stage, which means that revenues and cash flows generated from sales are not yet sufficient to cover the Group’s capital and liquidity requirements. The financing risk therefore entails the risk that Oasmia cannot manage to find existing and new owners who are willing to contribute equity and creditors who are prepared to give loans to a sufficient extent until the company’s own sales have reached a sufficient size.

•	Impairment risk: As is described in Note 3 “Significant estimates and assumptions for accounting purposes” the value of “Capitalized development costs” has been tested in a comprehensive impairment test. This test is based on a number of assumptions concerning the time for regulatory market approval and the future development of above all market size, market penetration, demand and price structure in different markets. There is a risk that these parameters later develop in a negative way that could not be foreseen when the testing was performed and that an impairment requirement thereby then arises for all or parts of the intangible assets. Bearing in mind that in the Statement of Financial Position at April 30, 2017 these constitute 80%, compared to 80% in previous year of the total assets, such impairment may have considerable consequences for the Group’s financial position.

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

Capital management

The company is still in a development phase and does not yet generate any profits or positive cash flow, which means that the company's capital management is entirely focused on external capital acquisition. For the same reasons, no dividend policy has yet been formulated.

The overall objective of the company's capital management is to support operations with capital and liquidity until profitability and positive cash flow have been achieved. This is done through issues of new shares and convertible loans, supplemented by external loans. This capital management and this goal have not changed since the previous year and there are no external capital requirements that must be observed.

Financial instruments

Oasmia’s financial instruments can be divided into the following categories:

•	Financial assets valued at fair value
•	Loans receivable and accounts receivable
•	Financial liabilities valued at amortized cost

Financial instruments by category

April 30, 2017

TSEK	Financial assets valued at fair value	Loans receivable and accounts receivable	Financial liabilities valued at amortized cost	Total
Financial assets
Accounts receivable	-	35	-	35
Other current receivables	-	14	-	14
Short-term investments	-	-	-	-
Cash and cash equivalents	-	28,001	-	28,001
Total financial assets	0	28,050	0	28,050

Financial liabilities
Liabilities to credit institutions	-	-	-	-
Convertible loan	-	-	66,307	66,307
Other borrowings	-	-	102,419	102,419
Accounts payable	-	-	20,837	20,837
Other current liabilities			197	197
Accrued expenses	-	-	15,823	15,823
Total financial liabilities	0	0	205,583	205,583

April 30, 2016

TSEK	Financial assets valued at fair value	Loans receivable and accounts receivable	Financial liabilities valued at amortized cost	Total
Financial assets
Accounts receivable	-	4,903	-	4,903
Other current receivables	-	24	-	24
Short-term investments	20,006	-	-	20,006
Cash and cash equivalents	-	26,208	-	26,208
Total financial assets	20,006	31,135	0	51,141

Financial liabilities
Liabilities to credit institutions	-	-	20,000	20,000
Convertible loan	-	-	25,549	25,549
Other borrowings	-	-	94,395	94,395
Accounts payable	-	-	27,236	27,236
Accrued expenses	-	-	11,693	11,693
Total financial liabilities	0	0	178,873	178,873

Financial assets valued at fair value

As of April 30, 2016 these consisted of fixed income funds to the amount of TSEK 20,006 that invest in safe fixed income securities and other fixed income instruments. However, these financial assets were divested during the financial year ending April 30, 2017.

The fair value of financial instruments can be calculated according to different valuation techniques, which in turn are based on different inputs. These inputs can be observed to varying degrees. Calculated fair values are divided into three different levels, primarily depending on how observable these inputs are.

Level 1: Quoted market prices in active markets for identical assets or liabilities constitutes the fair value of financial instruments on level 1.

Level 2: The input to fair value calculations on level 2 consist of other directly or indirectly observable input than market prices.

Level 3: In calculations of fair value on level 3, inputs are not observable, but based, for example, on reasonable estimates.

The fixed income funds as per April 30, 2016 were valued at level 1.

Loans receivable and accounts receivable

•	Cash and cash equivalents to the amount of TSEK 28,001 as of April 30, 2017 compared to TSEK 26,208 as of April 30, 2016 consist of bank balances of TSEK 27,975 as of April 30, 2016 compared to TSEK 26,054 as of April 30, 2016 in Swedish commercial banks. and of a bank balance of TSEK 26 as of April 30, 2017 compared to TSEK 155 as of April 30, 2016 in foreign commercial banks. Of cash and cash equivalents, TSEK 47 as of April 30, 2017 compared to TSEK 195 as of April 30, 2016 is balances in foreign currency. These have been translated using the Swedish Riksbank’s end-of-month quotation at closing day. That part of the liquid assets which are in other currencies than SEK has an underlying currency risk, which means that there is a risk that the exchange rates for these currencies develop negatively. As the absolute values are small, it is assessed that this risk is negligible.

•	Accounts receivable of TSEK 35 as of April 30, 2017 compared to TSEK 4,903 as of April 30, 2016.

•	Other current receivables and accrued income of TSEK 14 as of April 30, 2017 compared to TSEK 24 as of April 30, 2016.

TSEK	APR 30, 2017	APR 30, 2016
Accounts receivable	35	4,903
Other current receivables	14	24
Total	49	4,927

Accounts receivable

Accounts receivable divided up by currency:

	APR 30, 2017		APR 30, 2016
Currency	Value in currency	Recognized in SEK	Value in currency	Recognized in SEK
EUR			531	4,863
USD			1	5
SEK	35	35	35	35
Total		35		4,903

Age of accounts receivable relative to due date:

	APR 30, 2017	APR 30, 2016
Not yet due	35	35
Past due date:
1- 30 days	-	-
31-60 days	-	4,868
Total	35	4,903

Accounts receivable are recognized at the value at which they are estimated they will be received. Accounts receivable in foreign currency have been translated at the closing day exchange rate. Accounts receivable include a credit risk and in principle a currency risk as well. However, at April 30, 2017, all accounts receivable was denominated in SEK, and thus there is no currency risk this year. No provisions have been made for bad debt losses as the amounts due are expected to be received shortly.

A bad debt loss of TSEK 5,066 as of April 30, 2017 was recognized during the year compared to TSEK 0 as of April 30, 2016. This comprises the account receivable exchange-rate adjusted up until the time of recognition which as of April 30, 2016 was due for payment in the category 31-60 days past due date.

Of Other current receivables, TSEK 14 as of April 30, 2016, compared to TSEK 24 as of April 30, 2016, was overdue at closing day. The amount of TSEK 0 as of April 30, 2017 compared to TSEK 24 as of April 30, 2016, is denominated in foreign currency.

These financial instruments are reported at amortized cost, which in this case means the value which it is estimated will be received. This value equals the fair value of these financial instruments. They include a credit risk, but no currency risk, as of April 30, 2017.

Financial liabilities valued at amortized cost

•	Borrowings to the tune of TSEK 102,419 as of April 30, 2017 compared to TSEK 94,395 as of April 30, 2016 comprise a loan from Nexttobe AB, who previously were Oasmia’s second largest shareholder. The fair value of the loan as of April 30, 2017 amounts to TSEK 100,616 compared to TSEK 93,510 as of April 30, 2016. This has been calculated as the discounted present value of the loan’s future cash flow. In addition, a discount rate of 10 percent has been used, which is an assumed market interest rate for corresponding loans. This means a value according to level 3, as described in section “Financial assets valued at fair value”.

The loan carries a fixed interest of 3.5%, which is to be paid when the loan matures on September 30, 2017. During the financial year ending April 30, 2017 interest expenses for this loan amounting to TSEK 6,549 compared to TSEK 7,616 in financial year ending April 30, 2016 and TSEK 8,324 in financial year ending April 30, 2015, were reported in the income statement as financial expenses. As the interest rate is fixed up until maturity, there is no interest-rate risk, but there is a liquidity risk.

In addition to this loan, Oasmia also has a loan commitment of TSEK 40,000 as of April 30, 2017 compared to TSEK 40,000 as of April 30, 2016 from the largest shareholder, Alceco International S.A. None of this loan commitment has been made use of.

TSEK	APR 30, 2017	APR 30, 2016
Loan	102,419	94,395
Total	102,419	94,395

•	The convertible loans of TSEK 66,307 as of April 30, 2016 compared to TSEK 25,549 as of April 30, 2015 and TSEK 0 as of April 30, 2015 comprise 2 convertible loans as follows.

Designation	Number	Amount per convertible, TSEK	Total loan amount, TSEK	Recognized, TSEK	Interest	Falls due	Conversion price, SEK/share	Number of new shares upon full conversion
2016:2	42	1,000	42,000	41,475	8.5%	June 9, 2017	12.00	3,500,000
2017:2	26	1,000	26,000	24,832	8.5%	April 18, 2018	8.00	3,250,000
Total	68		68,000	66,307				6,750,000

As per April 30, 2017, the fair value of the loan amounts to TSEK 65,253 compared to TSEK 25,549 as per April 30, 2016. This has been calculated as the discounted present value of the loan’s future cash flow. In addition, a discount rate of 10 percent has been used, which is an assumed market interest rate for corresponding loans. This means a value according to level 3, as described in section “Financial assets valued at fair value”.

In addition to these open convertible loans at April 30, 2017, there have been two further convertible loans during the year:

Designation	Due date	Total loan amount, TSEK
2016:1	April 14, 2017	28,000	This loan was repaid in cash, TSEK 2,000, and the remaining TSEK 26,000 was replaced by 2017:2, see above.
2017:1	April 26, 2017	42,000	This loan was issued in March 2017 and was converted to 7,058,856 new shares on April 26, 2017.
Total		70,000

Compared to a bond loan, a convertible loan includes not only an entitlement to receive interest but also the opportunity to receive a certain number of shares instead of repayment of the loan. This additional advantage means that the rate of interest of the convertible loan is lower than the market interest rate for a corresponding bond loan. The fair value of the benefit to Oasmia due to this lower rate of interest is booked, after deductions for issue expenses, directly against equity. The pure loan part of the convertible instruments, that is to say excluding the above-mentioned equity part, is recognized, with deductions for issue expenses, at its fair value as a liability in the balance sheet when it is first booked. Interest expenses are subsequently calculated in accordance with the effective interest method and are charged to the income statement.

As the interest rate up until maturity is pursuant to a written agreement, there is a liquidity risk but no interest-rate risk.

TSEK	APR 30, 2017	APR 30, 2016
Convertible loan	66,307	25,549
Total	66,307	25,549

•	Liabilities to credit institutions amounted TSEK 0 as of April 30, 2017 compared to TSEK 20,000 as of April 30, 2016.

TSEK	APR 30, 2017	APR 30, 2016
Bank loan	-	20,000
Total	-	20,000

Oasmia has a granted but unutilized overdraft facility amounting to TSEK 5,000 as of April 30, 2017 compared to TSEK 5,000 as of April 30, 2016. A chattel mortgage has been taken out with the bank as collateral for this overdraft facility. See Note 24 “Contingent liabilities and pledged assets”.

•	Accounts payable to the amount of TSEK 20,837 as of April 30, 2017 compared to TSEK 27,236 as of April 30, 2016, Accrued expenses of TSEK 15,823 as of April 30, 2017 compared to TSEK 11,693 as of April 30, 2016, and Other current liabilities of TSEK 197 as of April 30, 2017 compared to TSEK 0 as of April 30, 2016, in total TSEK 36,857 as per April 30, 2017 compared to TSEK 38,929 as of April 30, 2016, comprise small liabilities to a large number of suppliers and accrued interest for the above-mentioned loan. Amortized cost equals fair value. Of this figure, TSEK 17,016 as of April 30, 2017 compared to TSEK 23,026 as of April 30, 2016 is liabilities in a currency other than SEK. These involve a currency risk. In addition to this currency risk, there is also a liquidity risk attached to these liabilities.

Remaining maturity of financial liabilities

The Group as per April 30, 2017

TSEK	< 3 months	3 -6 months	6- 12 months	More than 1 year
Convertible loans including interest	45,580	-	28,210	-
Other borrowings including interest	-	105,107	-	-
Accounts payable	20,837	-	-	-
Other current liabilities	49	49	99	-
Accrued expenses	11,392	-	-	-
Total	77,858	105,157	28,309	0

The Group as per April 30, 2016

TSEK	< 3 months	3 -6 months	6- 12 months	More than 1 year
Liabilities to credit institutions including interest	70	20,070
Convertible loans			30,380
Borrowings			102,462
Accounts payable	27,236
Accrued expenses	8,839
Total	36,145	20,070	132,842	0

NOTE 19 PREPAID EXPENSES AND ACCRUED INCOME

TSEK	APR 30, 2017	APR 30, 2016
Prepaid clinical studies	3,643	-
Prepaid rent	1,030	1,036
Prepaid insurance premiums	553	578
Other prepaid expenses	1,782	1,271
Total	7,008	2,885

NOTE 20 OTHER CURRENT RECEIVABLES

TSEK	APR 30, 2017	APR 30, 2016
VAT receivable	1,295	1,897
Other current receivables	95	32
Total	1,390	1,929

NOTE 21 SHARE CAPITAL

Specifications of changes in equity are presented in this report immediately after the statement of financial position. The total number of shares as of April 30, 2017 was 126,098,166 type A compared to 107,209,310 as of April 30, 2016 and 97,858,144 as of April 30, 2015 with a quota value of SEK 0.10 per share. All issued shares have been fully paid for. The development of the number of shares since May 1, 2014 is shown below.

	Number of shares	Share capital, SEK
Opening balance, May 1, 2014	85,572,330	8,557,233
2014 Private placement 1)	2,500,000	250,000
2014 Rights issue	9,785,814	978,581
Closing balance, Apr 30, 2015	97,858,144	9,785,814
2015 New share issue	7,684,500	768,450
2016 Private placement 1)	1,666,666	166,667
Closing balance, Apr 30, 2016	107,209,310	10,720,931
2016 Private placement 1)	8,750,000	875,000
2016 Offset issue 2)	3,080,000	308,000
2017 Conversion of convertible loan 3)	7,058,856	705,886
Closing balance, Apr 30, 2017	126,098,166	12,609,817

1) Private placement to a limited number of investors.

2) Offset of liability deriving from acquisition of intangible assets.

3) The share capital from conversion of the convertible loan had still not been registered at the Swedish Companies Registration Office as of April 30, 2017. It is therefore recorded in the Consolidated Statement of Financial Position on a separate row, "Non-registered share capital".

NOTE 22 OTHER CURRENT LIABILITIES

TSEK	APR 30, 2017	APR 30, 2016
Cash payments for warrants that proved to be invalid, see Note 24	3,053	-
Employee withholding tax/social security contributions	2,106	2,068
Other	197	-
Total	5,356	2,068

NOTE 23 ACCRUED EXPENSES AND DEFERRED INCOME

TSEK	APR 30, 2017	APR 30, 2016
Accrued personnel costs	10,471	8,585
Accrued costs for clinical trials	7,747	5,030
Accrued interest expenses	4,431	2,890
Other accrued expenses	2,683	2,856
Deferred income	962	917
Total	26,294	20,278

NOTE 24 CONTINGENT LIABILITIES AND PLEDGED ASSETS

Contingent liabilities

During the year a number of warrants were issued within the framework of a warrants programme directed at the Board and management. However, these warrants proved to be invalid due to a procedural error and they have been withdrawn and cancelled. This may result in costs for the company. Nevertheless, it is not possible to estimate with any degree of certainty the size of these costs, the time when they may arise or the likelihood that they will in fact arise.

The Parent Company has given a guarantee to a former employee regarding any costs deriving from employment at Oasmia that might possibly affect this former employee at a later date.

One of Oasmia’s collaboration partners has filed a claim against Oasmia, that the company has contested in its entirety. It is too early to evaluate any likely outcome or an estimate of the size of these costs with regards to the claim.

Pledged assets

The Parent Company has taken out a chattel mortgage of TSEK 8,000 as of April 30, 2017 compared to TSEK 8,000 as of April 30, 2016, with a bank as collateral for an overdraft facility of TSEK 5,000 as of April 30, 2017 compared to TSEK 5,000 as of April 30, 2016, and as the limit for a foreign currency derivative of TSEK 3,000 as of April 30, 2017 compared to TSEK 3,000 as of April 30, 2016.

NOTE 25 CASH FLOW ANALYSIS

Adjustments for non-cash items

TSEK	Note	APR 30, 2017	APR 30, 2016
Depreciation, amortization and impairment: non-current assets	11,12	4,508	4,804
Impairment of inventories	7	5,736	-
Bad debt loss	18	5,066	-
Total		15,310	4,804

Inflow from convertible loans

TSEK	Note	APR 30, 2017	APR 30, 2016
Convertible loan 2016:1	18	-	28,000
Convertible loan 2016:2	18	42,000	-
Convertible loan 2017:1	18	42,000	-
Total		84,000	28,000

Inflow from new share issues

TSEK	Number of shares	Note	APR 30, 2017	APR 30, 2016
New share issue in October and November 2015	7,684,500	21	-	88,696
Private placement in April 2016	1,666,666	21	-	17,500
Private placement in October 2016	8,750,000	21	70,000	-
Total			70,000	106,196

NOTE 26 TRANSACTIONS WITH RELATED PARTIES

Group companies

As per April 30, 2017, the Group consists of the Parent Company Oasmia Pharmaceutical AB, the Swedish subsidiaries Qdoxx Pharma AB and Oasmia Incentive AB (formerly Oasmia Animal Health AB), Oasmia Pharmaceutical, Inc. in the US and Oasmia Pharmaceutical Asian Pacific, Ltd based in Hong Kong. The subsidiaries are 100% owned and thus under the control of the Parent Company. For further information on the Group, please refer to Note 27 Holdings in Group companies.

Intra-Group transactions

There has been no sale of goods between the Parent Company and the subsidiaries during the year.

The following table shows the transactions during the year between the Parent Company and the Swedish subsidiaries and the opening and closing liabilities:

	Qdoxx Pharma		Oasmia Incentive
TSEK	MAY 1, 2016– APR 30, 2017	MAY 1, 2015– APR 30, 2016	MAY 1, 2016– APR 30, 2017	MAY 1, 2015– APR 30, 2016
Parent Company’s opening liabilities	99	116	204	208
Transactions during the year	(37)	(17)	1,397	(4)
Parent Company’s closing liabilities	62	99	1,601	204

There were no transactions between the Parent Company and Oasmia Pharmaceutical, Inc. during the year. The Parent Company paid TSEK 65 during the year as a capital contribution to Oasmia Pharmaceutical Asian Pacific, Ltd. The were no dealings between the Parent Company and any of the foreign subsidiaries at closing day.

Group contributions from Oasmia Pharmaceutical AB to the subsidiaries

No Group contributions were paid in the financial year ending April 30, 2017 and April 30, 2016.

Transactions with key people in senior positions

For salaries and remuneration to the Board and senior executives, please refer to Note 10.

During the financial year ending April 30, 2017, warrants were issued for the Board and senior executives in the amount of TSEK 3,330. However, these warrants proved to be invalid due to a procedural error. Of the amount paid in, TSEK 278 has been repaid and the remaining TSEK 3,052 is recognized at April 30, 2017 as a liability to Board members and senior executives.

There were no other transactions with key persons.

Financial loan transactions with related parties

On April 30, 2017 there was a credit facility of TSEK 40,000 compared to TSEK 40,000 as if April 30, 2016, available to Oasmia from Alceco International S.A., the company’s largest shareholder. If the facility is utilized the interest rate is 5%. This credit facility was completely unused at April 30, 2017, as was the case at April 30, 2016.

Oasmia had a loan of TSEK 94,395 from Nexttobe AB up until December 30, 2016. This loan including accrued interest of TSEK 8,024 was then replaced by a new loan. As per April 30, 2017 the loan amounts of TSEK 102,419 compared to TSEK 94,395 as per April 30, 2016. The loan which carries interest of 3.5 percent and falls due for payment on September 30, 2017. The loan is recognized at amortized cost and its fair value based on an estimated market interest rate of 10 percent amounts to TSEK 100,616.

Nexttobe AB was Oasmia’s second largest shareholder up until October 31, 2016, with a shareholding of 18.3 percent. However, this shareholding was divested as of November 1, 2016, which means that the relationship with Nexttobe AB is no longer a related party relationship.

Other transactions with related parties

Ardenia Investment Ltd, which is equally controlled by Oasmia’s founders Bo Cederstrand and Julian Aleksov, is registered as the applicant for and the holder of the underlying patents for Oasmia’s business. Pursuant to an agreement between Ardenia and Oasmia, the rights to these patents have been transferred to Oasmia. Ardenia re-charged for administrative expenses for these patents during the year. These invoices amounted to TSEK 1,373 in the financial year ending April 30, 2017 compared to TSEK 2,233 in the financial year ending April 30, 2016. As per closing day April 30, 2017 Oasmia had unpaid invoices from Ardenia amounting to TSEK 721 compared to TSEK 0 as per April 30, 2016.

NOTE 27 HOLDINGS IN GROUP COMPANIES

					Book value	Book value
Parent Company	Reg. No.	Domicile	Owner- ship %	Votes %	APR 30, 2017	APR 30, 2016
Qdoxx Pharma AB	556609-0154	Uppsala	100	100	100	100
Oasmia Incentive AB (formerly Animal Health AB)	556519-8818	Uppsala	100	100	10	10
Oasmia Pharmaceutical, Inc.	E0300362015-6	Nevada, USA	100	100	0	0
Oasmia Pharmaceutical Asian Pacific, Ltd	2383363	Hong Kong	100	100	0	0
Total					110	110

NOTE 28 ALLOCATION OF NON-RESTRICTED EQUITY

The following non-restricted equity is available for distribution by the Annual General Meeting:

SEK	APR 30, 2017	APR 30, 2016
Share premium reserve	1,074,619,456	941,960,675
Retained earnings	-639,377,516	-489,921,393
Income for the year	-160,072,959	-141,673,259
Total	275,168,981	310,366,023

The Board proposes that the 2017 Annual General Meeting adopts a resolution that the above amount available of SEK 275,168,981 as per April 30, 2017 compared to SEK 310,366,023 as per April 30, 2016 to be carried forward.

NOTE 29 EVENTS AFTER BALANCE SHEET DATE OF APRIL 30, 2017

Oasmia Pharmaceutical to spin-off veterinary assets

The Board of Oasmia, has made a decision to move all of Oasmia’s veterinary assets, including Paccal Vet and Doxophos Vet, to a wholly owned subsidiary in the United States. The transfer is made to provide a solid financial foundation for further development and commercialization of the veterinary business on the US market.

Based on an independent valuation by one of the big four accounting firms, the fair market value of the registered intellectual property relating to Oasmia’s animal oncology products, Paccal Vet and Doxophos Vet, is assessed in the range of USD 75 – 80 million. This independent valuation in a potential transaction could differ from the indicated range.

The Company has appointed New York based advisors to evaluate potential financial and strategic alternatives for the veterinary business, including  private placement, public offering of the common stock in the U.S. subsidiary and strategic collaborations within the veterinary field. These activities will commence at once.

Extraordinary General Meeting on June 2, 2017

Oasmia held an extra general meeting on June 2, 2017. The general meeting resolved an issue authorization of 40 million shares. The proposals regarding issue of new warrants that also included simultaneous cancellation of all warrants issued after the extra general meeting on November 21, 2016 were resolved. The right to acquire warrants is to accrue to persons of the executive committee and other key employees.

New share issue

On June 11, 2017, the Board of Directors resolved to carry out a new issue of shares of approximately SEK 164 million with preferential rights for Oasmia’s current shareholders. The prospectus was published on June 19, 2017.

Convertible loan replaced with non-negotiable promissory notes

The convertibles loan of SEK 42 million (convertible program 2016:2) that matured June 9, 2017 were replaced by new debt was replaced on the due date by non-negotiable promissory notes carrying the same amount as the convertibles.

*) After the closing date, Oasmia agreed with the holders of the 42 convertible debt instruments to replace these with non-negotiable promissory notes. Of these 42 original convertible debt instruments, SEK 9 500 thousand was later repaid during the quarter, while the rest were replaced with non-negitionable promissory notes, totaling SEK 33,500,000. Those were added as of July 31 at 8.5 percent interest and expire on June 30, 2018.

The term for the new debt was up to one (1) year, however, the debt can be pre-paid by Oasmia before they fall due. Interest on the new debt accrue from 9 June 2017 at an interest rate of 8.5% annually, and therefore, corresponds to the interest rate for the convertibles. see Item 5.A Operating Results Overview - Events after balance sheet date of April 30, 2017)

New warrants

On June 21, 2017, the warrant programs decided at the Extraordinary General Meeting of June 2, 2017 were issued. This means that the Board and Management acquired 4 418 182 warrants. Oasmia Incentive still holds 2 331 818 warrants for the purpose of later being offered to new executives.

New distributor in Russia and other CIS

In June 2017 Oasmia entered into a new exclusive marketing and distribution agreement with Hetero Group for Russia and the CIS.

Result of the rights issue

The subscription period for Oasmia Pharmaceutical AB’s (publ) (“Oasmia” or the “Company”) rights issue ended on July 5, 2017. The result of the rights issue showed that 23,517,699 shares, representing approximately 46.6 per cent of the shares offered, were subscribed for by the exercise of subscription rights. Additionally, subscription forms corresponding to 2,073,805 shares, representing approximately 4.1 per cent of the shares offered, have been received for subscription without preferential rights. The remaining 24,847,762 shares, representing approximately 49.3 per cent of the shares offered, will be allotted to those who have committed to subscribe and pay for any remaining part of the right issue, in accordance with the underwriting agreements entered into with the Company. The issued amount in the rights issue, which accordingly was fully subscribed, amounted to in total approximately SEK 164 million (before transaction related costs).

Through the rights issue, Oasmia’s share capital increased by SEK 5,043,926.60 to SEK 17,653,743.20. The number of shares increased by 50,439,266 to 176,537,432.

Oasmia receives market approval for its Anti-Cancer Drug Doxophos® in Russia

The company has received marketing approval of Doxophos in Russia, a key milestone following the recently established relationship with Hetero Group, its new marketing and distribution partner.

Doxophos is a hybrid and novel nanoparticle formulation of doxorubicin, one of the most commonly used anti-cancer substances in the world, well-recognized for its treatment of lung, breast and prostate cancer, among others. Doxorubicin is the active substance in the prominent oncology family of brands including Adriamycin® and Doxil®, totaling an estimated market value of $800 million USD in 2015 and expected to reach $1.4 billion by 2024.

NOTE 30 KEY DEFINITIONS

In addition to the key definitions presented in the financial statements, following key definitions are used in this annual report.

Earnings per share:	Income for the year attributable to Parent Company shareholders divided by the weighted average number of shares, before and after dilution, during the year.
Equity per share:	Equity as a ratio of the number of shares at the end of the period.
Equity/assets ratio:	Equity as a ratio of total assets.
Net liability:	Total borrowings (comprising the balance sheet items Liabilities to credit institutions, Convertible loans and Other borrowings) with deduction of cash and cash equivalents and short-term investments.
Debt/equity ratio:	Net liability as a ratio of equity.
Return on total assets:	Income before interest expenses as a percentage of the average balance sheet total.
Return on equity:	Income before taxes as a ratio of average equity.
The key definitions found above are generic definitions often used in analyses and comparisons between different companies. They are therefore given to enable the reader to rapidly and summarily evaluate Oasmia’s financial situation and possibly compare with other companies.

These have been calculated as follows:

	MAY 1, 2016	MAY 1, 2015	MAY 1, 2014
Earnings per share	- APR 30, 2017	- APR 30, 2016	- APR 30, 2015
Income for the year attributable to Parent Company shareholders, TSEK	(160,230)	(141,558)	(117,497)
Weighted average number of shares, before and after dilution, thousand	112,994	101,753	91,655
Earnings per share, SEK	(1.42)	(1.39)	(1.28)

Equity per share
Equity at the end of the period, TSEK	300,371	326,053	375,710
Number of shares at the end of the period, thousand	126,098	107,209	97,858
Equity per share, SEK	2.38	3.04	3.84

Equity/Assets ratio
Equity at the end of the period, TSEK	300,371	326,053	375,710
Total assets at the end of the period, TSEK	521,583	515,579	514,569
Equity/Assets ratio	58%	63%	73%

Net liability, TSEK
Liabilities to credit institutions	0	20,000	20,000
Convertible loans	66,307	25,549	-
Other borrowings	102,419	94,395	87,000
Total borrowings	168,725	139,944	107,000

Short-term investments	0	20,006	50,153
Cash and cash equivalents	28,001	26,208	26,837
Total cash and cash equivalents and short-term investments	28,001	46,215	76,990
Net liability	140,724	93,730	30,010

Debt/equity ratio
Net liability, TSEK	140,724	93,730	30,010
Equity, TSEK	300,371	326,053	375,710
Debt/equity ratio	47%	29%	8%

Return on equity
Income before taxes, TSEK	(160,243)	(141,539)	(117,497)

Total assets at the beginning of the period, TSEK	515,579	514,569	468,383
Total assets at the end of the period, TSEK	521,583	515,579	514,569
Average balance sheet total, TSEK	518,581	515,074	491,476
Return on equity	(31)%	(27)%	(24)%

