Form 20-F/A
period 2017-04-30
Oasmia Pharmaceutical AB
filed 2017-10-31
CIK 1607245

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO
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

Mikael Asp
Chief Executive Officer
Oasmia Pharmaceutical AB

Vallongatan 1
SE-752 28 Uppsala, Sweden

Telephone: + 46 18 50 54 40

Facsimile: +46 18 51 08 73

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

Ordinary shares: 172 881 108 as per July 31, 2017

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

☐  Yes     ☒  No

EXPLANATORY NOTE

This Amendment No. 2 to Form 20-F is being filed solely for the purpose of including a revised Exhibit 4.33 to the Annual Report on Form 20-F. No change is being made to Part I, Part II orany of Part III but Item 19 of the Annual Report. Accordingly, Part I, Part II and all but Item 19 of Part III have not been included herein.

Exhibit index

Exhibit Number	Description of Exhibit
1.1	Articles of Association of Oasmia Pharmaceutical AB; incorporated by reference to exhibit 3.1 to the Registration Statement on Form F-1 filed with the SEC on July 6, 2015.
2.2	Form of Deposit Agreement between Oasmia Pharmaceutical AB, The Bank of New York Mellon, as Depositary Bank, and Owners and Holders from time to time of American Depositary Shares issued thereunder; incorporated by reference to exhibit 1 to the Registration Statement on Form F-6 filed with the SEC on July 24, 2015 with respect to ADSs representing ordinary shares prior to the effectiveness of this registration statement.
2.3	Form of American Depository Receipt (included in Exhibit 2.2).
2.4	Form of ADS Warrant Agent Agreement between Oasmia Pharmaceutical AB and The Bank of New York Mellon; incorporated by reference to exhibit 4.2 to the Registration Statement on Form F-1/A filed with the SEC on October 9, 2015.
2.5	Form of Warrant Certificate (included in Exhibit 2.4).
4.1	Underwriting Agreement between Oasmia Pharmaceutical AB and Ladenburg Thalmann & Co. Inc.; incorporated by reference to exhibit 1.1 to the Registration Statement on Form F-1/A filed with the SEC on October 9, 2015.
4.2	Lease Agreement dated January 1, 2009 (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.1 to the Registration Statement on Form F-1 filed with the SEC on July 6, 2015.
4.3	Lease Agreement dated January 1, 2011 (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.2 to the Registration Statement on Form F-1 filed with the SEC on July 6, 2015.
4.4	Lease Agreement dated January 1, 2009 (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.3 to the Registration Statement on Form F-1 filed with the SEC on July 6, 2015.
4.5	Lease Agreement dated January 1, 2009 (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.4 to the Registration Statement on Form F-1 filed with the SEC on July 6, 2015.
4.6	Lease Agreement dated January 1, 2009 (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.5 to the Registration Statement on Form F-1 filed with the SEC on July 6, 2015.
4.7	Lease Agreement dated January 1, 2009 (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.6 to the Registration Statement on Form F-1 filed with the SEC on July 6, 2015.
4.8	Distribution Agreement dated July 8, 2009, between Oasmia Pharmaceutical AB and Abbott Laboratories; incorporated by reference to exhibit 10.7 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.9	First Amendment to Distribution Agreement dated December 31, 2012, between Oasmia Pharmaceutical AB and Abbott Laboratories; incorporated by reference to exhibit 10.8 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.10	Development, Supply and Exclusive License Agreement dated April 21, 2010, between Oasmia Pharmaceutical AB and Nippon Zenyaku Kogyo Co. Ltd.; incorporated by reference to exhibit 10.9 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.11	Supply and Exclusive License Agreement dated May 9, 2011, between Oasmia Pharmaceutical AB and Medison Pharma, LTD; incorporated by reference to exhibit 10.10 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.12	Non-Exclusive Toll Manufacturing Agreement dated August 6, 2013, between Oasmia Pharmaceutical AB and Syntagon AB; incorporated by reference to exhibit 10.11 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.13	Credit Contract dated October 1, 2012, between Oasmia Pharmaceutical AB and Alceco International S.A. (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.12 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.14	Simple Debt Letter dated December 19, 2014, between Oasmia Pharmaceutical AB and Nexttobe AB (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.13 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.15	Loan Agreement dated December 17, 2014, between Oasmia Pharmaceutical AB and Nordea Bank AB (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.14 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.16	Employment Contract dated September 30, 2014, between Oasmia Pharmaceutical AB and Anders Blom (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.15 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.17	Employment Contract dated May 8, 2014, between Oasmia Pharmaceutical AB and Anders Lundin (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.16 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.18	Employment Contract dated April 1, 2008, together with the addendums thereto dated May 27, 2013 and September 30, 2013, between Oasmia Pharmaceutical AB and Annette Ljungmark (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.17 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.19	Employment Contract dated October 1, 2014, between Oasmia Pharmaceutical AB and Hans Sundin (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.18 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.

4.20	Employment Contract dated April 1, 2008, together with the addendums thereto dated June 5, 2013 and September 30, 2013, between Oasmia Pharmaceutical AB and John Cosby (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.19 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.21	Employment Contract dated January 1, 2001, together with an addendum thereto dated January 1, 2001, between Oasmia Pharmaceutical AB and Julian Aleksov (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.20 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.22	Employment Contract dated November 30, 2008, together with the addendums thereto dated May 27, 2013 and September 30, 2013, between Oasmia Pharmaceutical AB and Margareta Eriksson (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.21 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.23	Employment Contract dated October 4, 2012, together with an addendum thereto dated September 30, 2013, between Oasmia Pharmaceutical AB and Mikael Asp (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.22 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.24	Supply and Exclusive Marketing, Sales and Distribution Agreement dated February 1, 2013, between Oasmia Pharmaceutical AB and Joint Stock Company “Pharmasyntez;” incorporated by reference to exhibit 10.23 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.25	Commercial Manufacturing and Supply Agreement dated February 16, 2011, between Baxter Oncology GmbH and Oasmia Pharmaceutical AB; incorporated by reference to exhibit 10.24 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015. Confidential treatment granted for this agreement by the SEC on October 27, 2015. The confidential portions of the Exhibit have been omitted and are marked by an asterisk.
4.26	Master Manufacturing Agreement dated April 25, 2014, between Baxter Oncology GmbH and Oasmia Pharmaceutical AB; incorporated by reference to exhibit 10.25 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015. Confidential treatment granted for this agreement by the SEC on October 27, 2015. The confidential portions of the Exhibit have been omitted and are marked by an asterisk.
4.27	First Addendum to the Master Manufacturing Agreement dated May 20, 2014, between Baxter Oncology GmbH and Oasmia Pharmaceutical AB; incorporated by reference to exhibit 10.26 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015. Confidential treatment granted for this agreement by the SEC on October 27, 2015. The confidential portions of the Exhibit have been omitted and are marked by an asterisk.
4.28	Lease Agreement dated May 1, 2014 (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.27 to the Registration Statement on Form F-1 filed with the SEC on July 6, 2015.
4.29	Lease Agreement dated May 1, 2015 (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.28 to the Registration Statement on Form F-1 filed with the SEC on July 6, 2015.
4.30	Letter of Termination of Zoetis, Inc. to Oasmia Pharmaceutical AB’s CEO dated May 18, 2015; incorporated by reference to exhibit 10.29 to the Registration Statement on Form F-1 filed with the SEC on July 6, 2015.
4.31	Form of Stock Lending Agreement, between Alceco International S.A. and Oasmia Pharmaceutical AB; incorporated by reference to exhibit 10.30 to the Registration Statement on Form F-1/A filed with the SEC on September 16, 2015.
4.32	Sale and Purchase Agreement between Oasmia Pharmaceutical AB and Karo Pharma AB dated October 2016; incorporated by reference to exhibit 4.32 to the Annual Report on Form 20-F filed with the SEC on August 24, 2017.
4.33	Supply and Distribution Agreement between Oasmia Pharmaceutical AB and Hetero Labs Ltd., dated as of June 9, 2017. Filed herewith. (1)
8.1	Subsidiaries of the Registrant; incorporated by reference to exhibit 8.1 to the Annual Report on Form 20-F filed with the SEC on August 24, 2017.
9.1	Registrant’s Application for Waiver of Requirements of Form 20-F, Item 8.A.4 dated May 29, 2014; incorporated by reference to exhibit 99.1 to the Registration Statement on Form F-1 confidentially filed with the SEC on May 30, 2014.
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended. Filed herewith.
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended. Filed herewith.
13.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002; incorporated by reference to exhibit 13.1 to the Annual Report on Form 20-F filed with the SEC on August 24, 2017.
13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002; incorporated by reference to exhibit 13.2 to the Annual Report on Form 20-F filed with the SEC on August 24, 2017.

 (1) Confidential treatment has been obtained for parts of this agreement, which was filed separately with the SEC. The confidential portions of this Exhibit have been omitted and are marked by an asterisk.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OASMIA PHARMACEUTICAL AB

By:	/s/ MIKAEL ASP
	Name:	Mikael Asp
	Title:	Chief Executive Officer

Date: October 31, 2017