Form 20-F/A
period 2017-04-30
Oasmia Pharmaceutical AB
filed 2018-04-11
CIK 1607245

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

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

☒  Yes     ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17     ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes     ☒  No

Oasmia Pharmaceutical AB

EXPLANATORY NOTE

This Amendment No. 2 on Form 20-F/A (the “Amended Annual Report”) amends the Annual Report on Form 20-F of Oasmia Pharmaceutical AB originally filed with the Securities and Exchange Commission (the “SEC”) on August 24, 2017 (the “Original Filing”), as amended by Amendment No. 1 thereto filed on October 31, 2017 (the “Prior Filing”). This Amendment No. 2 on Form 20-F/A is filed solely to revise Item 15 A. of the Original Filing.

Other than the foregoing, this Amended Annual Report speaks as of the original date of the Original Filing or, where applicable, the Prior Filing, does not reflect events that may have occurred subsequent to the date of the Original Filing or, where applicable, the Prior Filing and does not modify or update in any way disclosures made in the Original Filing or, where applicable, the Prior Filing.

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

Subsequently, our principal executive officer and principal financial officer concluded that (i) since our internal control over financial reporting was not effective due to the existence of the material weaknesses discussed below, our disclosure controls and procedures were not effective at the reasonable assurance level in timely alerting our principal executive officer and principal financial officer to material information required to be included in our periodic SEC reports and (ii) the earlier conclusion was therefore erroneous.

Remediation Efforts to Address Material Weakness

To remediate the material weakness in our internal control over financial reporting described below, we are implementing new control procedures to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS. The changes to the control environment include, but are not limited to, the following:

•	For future assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, we intend to retain third-party specialists and utilize additional internal resources to update internal control procedures, including having all changes in writing regarding 20-F confirmed by two senior managers before filing the financial statements with the SEC. Such resources will be retained by management at the direction of the audit committee.

•	For future assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, we intend to prepare an accounting and internal control memorandum to address the matter as necessary, as well as further educate our management regarding internal control and accounting through related accounting literature, which will be reviewed by the Chief Financial Officer and presented to the audit committee.

These remediation initiatives are intended to enhance our ability to provide accurate and timely internal control by establishing a formal process and specific control activities. Management believes that these measures, which are currently being implemented, will remediate the identified weakness. Other than as noted above, other changes may be implemented in the future to enhance and improve our internal control over financial reporting measures to prevent this weakness from recurring.

However, the material weakness will not be considered remediated until the applicable remedial controls operate for a sufficient period and management has concluded, through testing, that these controls are operating effectively.

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

ITEM 18.    FINANCIAL STATEMENTS

The Financial Statements filed as part of this Annual Report begin on page F-1.

Exhibit index

Exhibit Number	Description of Exhibit
1.1	Articles of Association of Oasmia Pharmaceutical AB; incorporated by reference to exhibit 3.1 to the Registration Statement on Form F-1 filed with the SEC on July 6, 2015.
2.2	Form of Deposit Agreement between Oasmia Pharmaceutical AB, The Bank of New York Mellon, as Depositary Bank, and Owners and Holders from time to time of American Depositary Shares issued thereunder; incorporated by reference to exhibit 1 to the Registration Statement on Form F-6 filed with the SEC on July 24, 2015 with respect to ADSs representing ordinary shares prior to the effectiveness of this registration statement.
2.3	Form of American Depository Receipt (included in Exhibit 2.2).
2.4	Form of ADS Warrant Agent Agreement between Oasmia Pharmaceutical AB and The Bank of New York Mellon; incorporated by reference to exhibit 4.2 to the Registration Statement on Form F-1/A filed with the SEC on October 9, 2015.
2.5	Form of Warrant Certificate (included in Exhibit 2.4).
4.1	Underwriting Agreement between Oasmia Pharmaceutical AB and Ladenburg Thalmann & Co. Inc.; incorporated by reference to exhibit 1.1 to the Registration Statement on Form F-1/A filed with the SEC on October 9, 2015.
4.2	Lease Agreement dated January 1, 2009 (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.1 to the Registration Statement on Form F-1 filed with the SEC on July 6, 2015.
4.3	Lease Agreement dated January 1, 2011 (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.2 to the Registration Statement on Form F-1 filed with the SEC on July 6, 2015.
4.4	Lease Agreement dated January 1, 2009 (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.3 to the Registration Statement on Form F-1 filed with the SEC on July 6, 2015.
4.5	Lease Agreement dated January 1, 2009 (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.4 to the Registration Statement on Form F-1 filed with the SEC on July 6, 2015.
4.6	Lease Agreement dated January 1, 2009 (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.5 to the Registration Statement on Form F-1 filed with the SEC on July 6, 2015.
4.7	Lease Agreement dated January 1, 2009 (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.6 to the Registration Statement on Form F-1 filed with the SEC on July 6, 2015.
4.8	Distribution Agreement dated July 8, 2009, between Oasmia Pharmaceutical AB and Abbott Laboratories; incorporated by reference to exhibit 10.7 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.9	First Amendment to Distribution Agreement dated December 31, 2012, between Oasmia Pharmaceutical AB and Abbott Laboratories; incorporated by reference to exhibit 10.8 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.10	Development, Supply and Exclusive License Agreement dated April 21, 2010, between Oasmia Pharmaceutical AB and Nippon Zenyaku Kogyo Co. Ltd.; incorporated by reference to exhibit 10.9 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.11	Supply and Exclusive License Agreement dated May 9, 2011, between Oasmia Pharmaceutical AB and Medison Pharma, LTD; incorporated by reference to exhibit 10.10 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.12	Non-Exclusive Toll Manufacturing Agreement dated August 6, 2013, between Oasmia Pharmaceutical AB and Syntagon AB; incorporated by reference to exhibit 10.11 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.13	Credit Contract dated October 1, 2012, between Oasmia Pharmaceutical AB and Alceco International S.A. (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.12 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.14	Simple Debt Letter dated December 19, 2014, between Oasmia Pharmaceutical AB and Nexttobe AB (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.13 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.15	Loan Agreement dated December 17, 2014, between Oasmia Pharmaceutical AB and Nordea Bank AB (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.14 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.16	Employment Contract dated September 30, 2014, between Oasmia Pharmaceutical AB and Anders Blom (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.15 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.17	Employment Contract dated May 8, 2014, between Oasmia Pharmaceutical AB and Anders Lundin (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.16 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.18	Employment Contract dated April 1, 2008, together with the addendums thereto dated May 27, 2013 and September 30, 2013, between Oasmia Pharmaceutical AB and Annette Ljungmark (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.17 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.19	Employment Contract dated October 1, 2014, between Oasmia Pharmaceutical AB and Hans Sundin (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.18 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.

4.20	Employment Contract dated April 1, 2008, together with the addendums thereto dated June 5, 2013 and September 30, 2013, between Oasmia Pharmaceutical AB and John Cosby (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.19 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.21	Employment Contract dated January 1, 2001, together with an addendum thereto dated January 1, 2001, between Oasmia Pharmaceutical AB and Julian Aleksov (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.20 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.22	Employment Contract dated November 30, 2008, together with the addendums thereto dated May 27, 2013 and September 30, 2013, between Oasmia Pharmaceutical AB and Margareta Eriksson (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.21 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.23	Employment Contract dated October 4, 2012, together with an addendum thereto dated September 30, 2013, between Oasmia Pharmaceutical AB and Mikael Asp (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.22 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.24	Supply and Exclusive Marketing, Sales and Distribution Agreement dated February 1, 2013, between Oasmia Pharmaceutical AB and Joint Stock Company “Pharmasyntez;” incorporated by reference to exhibit 10.23 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.25	Commercial Manufacturing and Supply Agreement dated February 16, 2011, between Baxter Oncology GmbH and Oasmia Pharmaceutical AB; incorporated by reference to exhibit 10.24 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015. Confidential treatment was granted for this agreement by the SEC on October 27, 2015. The confidential portions of the Exhibit have been omitted and are marked by an asterisk.
4.26	Master Manufacturing Agreement dated April 25, 2014, between Baxter Oncology GmbH and Oasmia Pharmaceutical AB; incorporated by reference to exhibit 10.25 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015. Confidential treatment was granted for this agreement by the SEC on October 27, 2015. The confidential portions of the Exhibit have been omitted and are marked by an asterisk.
4.27	First Addendum to the Master Manufacturing Agreement dated May 20, 2014, between Baxter Oncology GmbH and Oasmia Pharmaceutical AB; incorporated by reference to exhibit 10.26 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015. Confidential treatment was granted for this agreement by the SEC on October 27, 2015. The confidential portions of the Exhibit have been omitted and are marked by an asterisk.
4.28	Lease Agreement dated May 1, 2014 (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.27 to the Registration Statement on Form F-1 filed with the SEC on July 6, 2015.
4.29	Lease Agreement dated May 1, 2015 (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.28 to the Registration Statement on Form F-1 filed with the SEC on July 6, 2015.
4.30	Letter of Termination of Zoetis, Inc. to Oasmia Pharmaceutical AB’s CEO dated May 18, 2015; incorporated by reference to exhibit 10.29 to the Registration Statement on Form F-1 filed with the SEC on July 6, 2015.
4.31	Form of Stock Lending Agreement, between Alceco International S.A. and Oasmia Pharmaceutical AB; incorporated by reference to exhibit 10.30 to the Registration Statement on Form F-1/A filed with the SEC on September 16, 2015.
4.32	Sale and Purchase Agreement between Oasmia Pharmaceutical AB and Karo Pharma AB dated October 2016; incorporated. Incorporated by reference to exhibit 4.32 to the Annual Report on Form 20-F filed with the SEC on August 24, 2017. Confidential treatment was granted for this agreement by the SEC on November 11, 2017. Confidential portions of the Exhibit have been omitted and are marked by an asterisk.
4.33	Supply and Distribution Agreement between Oasmia Pharmaceutical AB and Hetero Labs Ltd., dated as of June 9, 2017. Incorporated by reference to exhibit 4.33 to the Annual Report on Form 20-F/A filed with the SEC on October 31, 2017. Confidential treatment was granted for this agreement by the SEC on November 11, 2017. Confidential portions of the Exhibit have been omitted and are marked by an asterisk.
8.1	Subsidiaries of the Registrant. Incorporated by reference to exhibit 8.1 to the Annual Report on Form 20-F filed with the SEC on August 24, 2017.
9.1	Registrant’s Application for Waiver of Requirements of Form 20-F, Item 8.A.4 dated May 29, 2014; incorporated by reference to exhibit 99.1 to the Registration Statement on Form F-1 confidentially filed with the SEC on May 30, 2014.
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended. Filed herewith.
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended. Filed herewith.
13.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002; incorporated by reference to exhibit 13.1 to the Annual Report on Form 20-F filed with the SEC on August 24, 2017.
13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002; incorporated by reference to exhibit 13.2 to the Annual Report on Form 20-F filed with the SEC on August 24, 2017.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OASMIA PHARMACEUTICAL AB

By:	/s/ MIKAEL ASP
	Name:	Mikael Asp
	Title:	Chief Executive Officer

Date: April 11, 2018

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

