Form 20-F
period 2018-04-30
Oasmia Pharmaceutical AB
filed 2018-09-14
CIK 1607245

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended April 30, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Ordinary shares: 179,309,596 as per July 31, 2018

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

☒  Yes     ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

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

☐  Yes     ☒  No

Oasmia Pharmaceutical AB

Introduction

This document contains information required for the annual report on Form 20-F for the fiscal year ended April 30, 2018 of Oasmia Pharmaceutical AB (the “Form 20-F”). Unless the context specifically indicates otherwise, references in this Form 20-F to “Oasmia Pharmaceutical AB”, “Oasmia Pharmaceutical”, “Oasmia”, “we”, “our”, “ours”, “us”, the “Company” or similar terms refer to Oasmia Pharmaceutical AB.

Exchange rates

All references in this annual report to “$” are to U.S. dollars, all references to “SEK” are to Swedish krona and all references to “TSEK” are to Swedish krona in thousands. Solely for the convenience of the reader some, but not all, Swedish krona and Euro amounts have been translated into U.S. dollars at the relevant exchange rate posted by the Federal Reserve Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

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

Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary consolidated financial data should be read in conjunction with the section “Item 5. Operating and financial review” and our consolidated financial statements included elsewhere in this annual report, including our discussions therein regarding the material weakness in our internal control over financial reporting identified by our independent registered public accounting firm and the Company’s future financing and going concern.

Key figures are translated into USD as additional information as a service to readers of this annual report in the US. The US Dollar is not the functional currency of Oasmia, which is SEK. The conversion of currency has been made by use of a convenience rate for all figures including those from previous periods. This rate is the closing rate as per September 7, 2018 which was 9.0813 SEK per one USD.

Consolidated income statement data:

	2018	2018	2017	2016	2015
	(TUSD)	(TSEK)	(TSEK)	(TSEK)	(TSEK)

Net sales	349	3,169	172	6,373	2,070
Change in inventories of products in progress and finished goods	(160)	(1,450)	(1,405	9,509	-
Capitalized development cost	1,008	9,157	7,023	16,727	16,797
Other operating income	193	1,753	420	2	221
Raw materials, consumables and goods for resale	(325)	(2,953)	(2,984)	(4,733)	(10,062)
Other external expenses	(6,633)	(60,235)	(79,904)	(98,104)	(60,740)
Employee benefit expenses	(5,326)	(48,371)	(59,295)	(57,661)	(50,530)
Depreciation, amortization and impairment	(528)	(4,794)	(4,508)	(4,804)	(5,190)
Other operating expenses	-	-	-	-	(792)
Operating income (loss)	(11,422)	(103,724)	(140,481)	(132,691)	(108,225)
Financial income	11	101	85	786	210
Financial expenses	(1,585)	(14,390)	(19,847)	(9,634)	(9,482)
Financial income and expenses - net	(1,573)	(14,289)	(19,762)	(8,848)	(9,272)
Income (loss) before taxes	(12,995)	(118,013)	(160,243)	(141,539)	(117,497)
Income taxes	-	-	-	-	-
Income (loss) for the period	(12,995)	(118,013)	(160,243)	(141,539)	(117,497)

Earnings (loss) per share, before and after dilution, SEK (1)	(0.08)	(0.71)	(1.39)	(1.36)	(1.26)
Weighted average number of shares, in thousands before and after dilution (1)	166,196	166,196	112,994	101,753	91,655

(1) Recalculation of historical figures has been performed with regards to capitalization issue components in the preferential rights share issue carried out in the fiscal quarters July 31, 2017 and January 31, 2015.

Consolidated statement of financial position data:

	2018	2018	2017	2016	2015
	(TUSD)	(TSEK)	(TSEK)	(TSEK)	(TSEK)

Total non-current assets	53,689	487,565	471,464	443,010	427,879
Liquid assets	1,716	15,580	28,001	46,214	76,990
Total current assets	8,865	80,509	50,119	72,570	86,690
Total assets	62,554	568,075	521,583	515,579	514,569
Total equity	37,994	345,036	300,371	326,053	375,710
Total non-current liabilities	0	0	0	0	0
Total current liabilities	24,560	223,039	221,212	189,527	138,858
Total liabilities	24,560	223,039	221,212	189,527	138,858

Consolidated cash flow statement data:

	2018	2018	2017	2016	2015
	(TUSD)	(TSEK)	(TSEK)	(TSEK)	(TSEK)

Cash flow from operating activities	(13,614)	(123,634)	(133,011)	(128,126)	(107,666)
Cash flow from investing activities	(2,362)	(21,452)	12,039	10,066	(69,755)
Cash flow from financing activities	14,608	132,656	122,755	117,449	156,017

EXCHANGE RATE INFORMATION

Fluctuations in the exchange rate between the Swedish krona and the U.S. dollar will affect the U.S. dollar amounts received by owners of the ADSs on conversion of dividends, if any, paid in krona on the Ordinary Shares and will affect the U.S. dollar price of the ADSs on NASDAQ. The table below shows the period end, average, high and low exchange rates of kronor per U.S. dollar for the periods shown. Average rates are computed by using the noon buying rate of the Federal Reserve Bank of New York for the U.S. dollar on the last business day of each month during the relevant year indicated or each business day during the relevant month indicated. The rates set forth below are provided solely for your convenience and may differ from the actual rates used in the preparation of our consolidated financial statements included in this annual report and other financial data appearing in this annual report

	Period End	Average	High	Low
Year Ended April 30:
2014	6.5049	6.5244	6.8171	6.3237
2015	8.3778	7.5000	8.8180	6.4864
2016	8.0267	8.4162	8.7679	8.0267
2017	8.8635	8.7399	9.4207	7.9761
2018	8.7630	8.3062	8.9130	7.8549

Month Ended:
March 2018	8.3619	8.2406	8.3619	8.1707
April 2018	8.7630	8.4596	8.7630	8.3157
May 2018	8.8233	8.7555	8.9564	8.5912
June 2018	8.9511	8.8010	9.0091	8.6059
July 2018	8.7521	8.8225	8.9900	8.7038
August 2018	9.1566	9.0690	9.2228	8.8083
September 2018 (through September 7, 2018)	9.0813	9.0833	9.1118	9.0697

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

Up until today, we have invested nearly all of our resources in the research and development of our product candidates, which consist of Paccal Vet (“Paccal Vet”) for cancer in dogs, Paclical or Apealea for ovarian cancer and other cancers in humans, Docecal for breast cancer in humans, Doxophos Vet for lymphoma in dogs, Doxophos for breast cancer and other cancers in humans, and OAS-19 for various cancers in humans. Two of product candidates, Paclical and Doxophos, have been approved for full commercial distribution in Russia. Another of our product candidates, Paccal Vet-CA1 (“Paccal Vet”) was previously conditionally approved by FDA. However this conditional approval was withdrawn by the Company in January 2017. Our near-term prospects, including our ability to finance our company and to enter into strategic collaborations and generate revenue, are directly dependent upon the successful development and commercialization of our product and product candidates, particularly Paclical, Doxophos, Doxophos Vet and Paccal Vet.

Paclical is the name used in Russia and Kazakhstan hence the name Apealea will be used in Europe and in the U.S.

The development and commercial success of our product and product candidates will depend on a number of factors, including, without limitation, the following:

•	timely initiation and successful completion of preclinical studies and clinical trials for our product candidates;

•	demonstration to the satisfaction of the United States Food and Drug Administration (“FDA”) and other applicable regulatory authorities of the safety and efficacy of our product and product candidates, as well as to obtain regulatory and marketing approval for our product and product candidates in the U.S. and elsewhere;

•	continued compliance with all clinical and regulatory requirements applicable to our product and product candidates;

•	maintenance of an acceptable safety profile of our products following regulatory approval;

•	competition with other treatments;

•	creation, maintenance and protection of our intellectual property portfolio, including patents and trade secrets, and regulatory exclusivity for our product and product candidates;

•	effectiveness of our and our partners’ marketing, sales and distribution strategy and operations;

•	ability of our third-party manufacturers to manufacture supplies of our product and product candidates and to develop, validate and maintain commercially viable manufacturing processes;

•	ability to launch commercial sales of our product and product candidates following regulatory approval, whether alone or in collaboration with others;

•	acceptance of our animal health product and product candidates by veterinarians, pet owners and the animal health community; and

•	acceptance of our human health product candidates from physicians, health care payers, patients and the medical community.

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

We are responsible for the manufacture and supply of Apealea, Doxophos and our other product candidates for our commercial partners and for use in clinical trials. The manufacturing of our product and product candidates necessitates compliance with the US FDA, EU EMA and international current Good Manufacturing Practice (“cGMP”) and other international regulatory requirements. Although we contract with third parties such as Baxter Oncology GmbH for a certain amount of the manufacturing of Apealea, Paccal Vet and our other product candidates, the market authorization for Apealea and Doxophos remains with us. As such, even if we could potentially have a claim against one or more third parties, we are legally liable for any noncompliance related to Apealea and Doxophos and we expect to retain legal responsibility for future product candidates as well.

If we are unable to manufacture, or contract to manufacture, our product and product candidates in accordance with regulatory specifications, or if there are disruptions in the manufacturing process due to damage, loss or failure to pass regulatory inspections of manufacturing facilities, we may not be able to meet the demand for our products or supply sufficient product for use in clinical trials, and this may harm our ability to commercialize Apealea, Doxophos and our other product candidates on a timely or cost-competitive basis, or preclude us from doing so at all. In addition, we are in the process of expanding and changing parts of our manufacturing facilities in order to meet future demand and FDA requirements, a program which requires significant time and resources. We also expect to expand and upgrade other parts of our manufacturing facilities in the future. These activities may lead to delays, interruptions in supply, or may prove to be more costly than we currently anticipate. Any problems in our manufacturing process could have a material adverse effect on our business, results of operations and financial condition.

In addition, under our license agreements, we expect to generate revenue from the supply of commercial products to our partners at a fixed percentage of our cost of goods sold, and thus any increases in our manufacturing costs could materially and adversely affect our margins and our financial condition.

Before we can begin commercial manufacture of Paccal Vet, Apealea or our other product candidates for sale in the U.S., we must obtain FDA regulatory approval for the product, which requires a successful FDA inspection of our manufacturing facilities, processes and quality systems in addition to other product-related approvals. Although we successfully passed an FDA Pre-Approval Inspection and a FDA routine GMP inspection of our manufacturing facility in Uppsala, Sweden, our pharmaceutical facilities are continuously subject to inspection by the FDA and foreign (EMA) regulatory authorities, even after product approval. Due to the complexity of the processes used to manufacture our product and product candidates, we may be unable to pass federal, state or international regulatory inspections in a cost effective manner, whether initially on at any time thereafter. If we are unable to comply with manufacturing regulations, we may be subject to fines, unanticipated compliance expenses, recall or seizure of any approved products, or legal actions such as injunctions or criminal or civil prosecution. These possible sanctions could materially and adversely affect our business, results of operations and financial condition. See also “— Risks Related to Development and Regulatory Approval of Our Product and Product Candidates — The regulatory approval process is uncertain, requires us to utilize significant resources, and may prevent us or our commercial partners from obtaining approvals for the commercialization of some or all of our drug candidates.”

We expect to face substantial competition, which may result in others discovering, developing or commercializing products before, or more successfully than, we do.

The development and commercialization of new drug products is highly competitive. We face competition with respect to our current product and product candidates, and will face competition with respect to any product candidates that we may seek to develop or commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. In addition to existing therapeutic treatments for the indications we are targeting with our product and product candidates, we also face potential competition from other drug candidates in development by other companies. Our potential competitors include large health care companies, such as Celgene, Merck & Co., Inc., Sanofi S.A., Eli Lilly and Company, Roche, Bayer AG, Novartis AG and Boehringer Ingelheim GmbH. Several of these companies also has a presence in animal health. We also know of several smaller early stage companies that are developing products for use in the animal or human health products market. We expect that Paccal Vet and Doxophos Vet will face competition from Palladia, made by Zoetis. We may also face competition from generic medicines and products approved for use in humans that are used off-label for pets. Some of the potential competitive compounds referred to above are being developed by large, well-financed and experienced pharmaceutical and biotechnology companies or have been partnered with such companies, which may give them development, regulatory and marketing advantages over our products.

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

In addition to the competition that we may face from products produced by other companies in general, we may also face competition from generic alternatives to our products. For example, Apealea is expected to compete with the generic form of Taxol. Generic alternatives are generally less expensive, and competitors who market generic drugs are becoming more aggressive in terms of pricing. Consequently, generic products constitute an increasing percentage of both overall human and animal health sales in certain regions. If human and animal health care customers increase their use of new or existing generic products, or if we are unable to compete with existing generic products, our business, results of operations and financial condition could be materially and adversely affected.

Serious adverse events or other safety risks could require us to abandon development and preclude, delay or limit approval of our product and product candidates, or limit the scope of any approved label or market acceptance.

If any of Apealea, Doxophos, or any of our other product candidates, prior to or after any approval for commercial sale, causes serious or unexpected side effects, or become associated with other safety risks such as misuse, abuse or diversion, a number of potentially significant negative consequences could result, including, without limitation:

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

We may voluntarily suspend or terminate our clinical trials if at any time we believe that they present an unacceptable risk to participants or if preliminary data demonstrate that our product and product candidates are unlikely to receive regulatory approval or are unlikely to be successfully commercialized. In addition, regulatory agencies, an Institutional Review Board (“IRB”), or data safety monitoring boards may at any time recommend the temporary or permanent discontinuation of our clinical trials or request that we cease using investigators in the clinical trials if they believe that the clinical trials are not being conducted in accordance with applicable regulatory requirements, or that they present an unacceptable safety risk to participants. Although we have never been asked by a regulatory agency, IRB or data safety monitoring board to temporarily or permanently discontinue a clinical trial, if we elect or are forced to suspend or terminate a clinical trial of Apealea, Doxophos or any of our other product candidates, the commercial prospects for that product may be harmed and our ability to generate product revenue from that product may be delayed or eliminated. Furthermore, any of these events could prevent us or our partners from achieving or maintaining market acceptance of the affected product and could substantially increase the costs of commercializing our product and product candidates and materially impair our ability to generate revenue from the commercialization of these products either by us or by our commercial partners and could have a material adverse effect on our reputation, business, results of operations and financial condition.

If we fail to obtain and sustain an adequate level of reimbursement for our products by third-party payers, sales and profitability will be adversely affected.

The course of medical treatment for human patients is, and will continue to be, expensive. We expect that most patients and their families will not be capable of paying for our products themselves. Accordingly, it is unlikely that there will be a commercially viable market for Apealea or our other human health care product candidates without reimbursement from third-party payors. Additionally, even if there is a commercially viable market, if the level of third-party reimbursement is insufficient from the patient’s perspective, our revenue and gross margins will be materially and adversely affected.

A current trend in the U.S. health care industry, as well as in other countries around the world, is towards cost containment. Large public and private payers, managed care organizations, group purchasing organizations and similar organizations are exerting increasing influence on decisions regarding the use of, and reimbursement levels for, particular treatments. Third-party payors, such as government programs, including Medicare in the U.S. and private health care insurers, carefully review and have increasingly been challenging the coverage of, and prices charged for, medical products and services. Many third-party payers limit coverage of or reimbursement for newly-approved health care products. Reimbursement rates from private health insurance companies vary depending on the company, the insurance plan and other factors. Cost-control initiatives could decrease the price we or our partners establish for products, which could result in lower product revenue and profitability.

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

The veterinary market we are seeking to enter with Paccal Vet and Doxophos Vet is untested.

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

Loss of our manufacturing facilities, stored inventory or laboratory facilities through accidents, fire or other causes could have a materially adverse effect on our ability to meet demand for our products, to continue product development activities and to conduct our business. Failure to supply our partners with commercial products may lead to adverse consequences, including the right of certain partners to take over responsibility for product supply. We have insurance coverage to compensate us for such business interruptions, but should such coverage prove insufficient to fully compensate us for damage to our business resulting from any significant property or casualty loss to our inventory or facilities, it could have a material adverse effect on our business, results of operations and financial condition.

Product recalls or inventory losses caused by unforeseen events, cold chain interruption and testing difficulties may adversely affect our operating results and financial condition.

Apealea, Doxophos and our other product candidates are manufactured and distributed using technically complex processes requiring specialized facilities, highly specific raw materials and other production constraints. The complexity of these processes, as well as the strict company and government standards for the manufacture of our products, subjects us to production risks. While product batches released for use in clinical trials or for commercialization undergo sample testing, some defects may only be identified following product release. In addition, process deviations or unanticipated effects of approved process changes may result in these intermediate products not complying with stability requirements or specifications. Most of our products must be stored and transported at temperatures within a certain range, which is known as “strict cold chain” storage and transportation. If these environmental conditions deviate, our products’ remaining shelf lives could be impaired or their efficacy and safety could become adversely affected, making them no longer suitable for use. The occurrence or suspected occurrence of production and distribution difficulties can lead to lost inventories, and in some cases product recalls, with consequential reputational damage and the risk of product liability. The investigation and remediation of any identified problems can cause production delays, substantial expense, lost sales and delays of new product launches, any of which could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Our Financial Position and Capital Needs

Our independent registered public accounting firm included an explanatory paragraph relating to our ability to continue as a going concern in its report on our audited consolidated financial statements included in this annual report.

Our audited consolidated financial statements were prepared assuming that we will continue as a going concern. However, the report of our independent registered public accounting firm included elsewhere in this annual report contains an explanatory paragraph on our consolidated financial statements casting substantial doubt about our ability to continue as a going concern, meaning that we may not be able to continue in operation for the foreseeable future or be able to realize assets and discharge liabilities in the ordinary course of operations. Such an opinion could materially limit our ability to raise additional funds through the issuance of new debt or equity securities or otherwise. There is no assurance that sufficient financing will be available when needed to allow us to continue as a going concern.

Oasmia has two products approved, but they do not yet create a sufficient cash flow for its business. Consequently, Oasmia continuously pursues various financing alternatives. This work includes the fact that the Company is in discussions with potential partners for licensing of distribution and sales rights, negotiations with new and existing investors, financiers and lenders and that the Company ensures enough resources to secure that forecasted future revenue streams from regions where the company's products registered, are realized.

Available consolidated liquid assets and unutilized credit facilities as of April 30, 2018 are not sufficient to provide the required capital to pursue the planned activities during the next 12 months. In light of available financing alternatives and the recent developments in the Company, the Board of Directors assesses that the prospects for financing of the Company´s operations in the coming year are good. Should funding not be obtained in sufficient quantities there is a risk that the conditions for continued operation do not exist.

Our independent registered public accounting firm has advised us that it has identified a material weakness in our internal control over financial reporting relating to revenue recognition from profit sharing agreements and inadequate financial statement preparation and review procedures.

In connection with the audit of our financial statements as of and for the fiscal year ended April 30, 2018 our independent registered public accounting firm reported to our audit committee that it had identified a material weakness in our internal control over financial reporting related to internal controls designed to ensure that profit-sharing revenue is properly recognized were not carried out effectively. Although management corrected the misstatement for the year ended April 30, 2018, we concur with our independent registered public accounting firm that a material weakness exists in our internal control over financial reporting as of April 30, 2018.

Also, in connection with the audit of our financial statements as of and for the fiscal year ended April 30, 2017 our independent registered public accounting firm reported to our audit committee that it had identified a material weakness in our internal control over financial reporting related to inadequate financial statement preparation and review procedures. During the year ended April 30, 2018, we have performed the remedial activities described below to address the material weakness identified by our independent registered public accounting firm. However due to lack of resources there has not yet been a sufficient time period to allow management to assess whether these actions have been implemented successfully, and determine that the newly-designed controls will operate as designed, both routinely and effectively. Accordingly, we cannot yet conclude that the material weakness previously identified has been fully remediated. Under standards established by the Public Company Accounting Oversight Board (United States), a material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis. Specifically, our independent registered public accounting firm determined that we did not have adequate procedures and controls to ensure that accurate financial statements could be prepared and reviewed on a timely basis, including:

•	sufficient resources and processes in place, including controls in the finance and accounting department, to adequately perform a timely financial statement close process resulting in errors in period-end accruals related to capitalized research and development expenses.

•	adequate internal review processes in place over critical accounting areas including timely operation whereby management identifies and resolves significant or complex accounting matters.

•	sufficient resources and processes in place, including controls in the sales/finance and accounting department, to ensure that profit-sharing revenue is properly recognized were not carried out effectively.

To remediate the material weaknesses in our internal control over financial reporting described above, we are implementing new control procedures to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS. The changes to the control environment include, but are not limited to, the following:

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

We concurred with the findings from our independent registered public accounting firm. We have been working to remediate the material weaknesses. However, the material weakness will not be considered remediated until the applicable remedial controls operate for a sufficient period and management has concluded, through testing, that these controls are operating effectively.

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

In connection with the audit of our financial statements as of and for the fiscal years ended April 30, 2018 and April 30, 2017 our independent registered public accounting firm reported to our audit committee that it had identified material weaknesses in internal control over financial reporting related to inadequate financial statement preparation and review procedures. See “— Our independent registered public accounting firm has advised us that it has identified a material weakness in our internal control over financial reporting relating to revenue recognition from profit sharing agreements and inadequate financial statement preparation and review procedures.”

As a result of such material weaknesses and our disclosure thereof, we face the potential for litigation by current or former shareholders based on their purported inability to accurately evaluate our financial performance from reviewing our audited financial statements, based on an alleged material statement or omission contained in our audited financial statements or based on other claims arising from our inadequate financial statement preparation and review procedures. As of the date of this annual report, we have no knowledge of any such shareholder litigation. However, we can provide no assurance that such shareholder litigation will not arise in the future. Any such shareholder litigation, whether successful or not, could have a material adverse effect on our business, results of operations and financial condition.

Our concentration of ownership could be disadvantageous to shareholders.

Alceco International S.A. (“Alceco”) owned approximately 10.8 percent of our shares as of July 31, 2018. Per Arwidsson, through Arwidsro Investment AB and in his own name, owned approximately 16.9 percent of our shares as of July 31, 2018. Alceco and Per Arwidsson can thus exercise significant influence over all matters requiring shareholder approval, and may be able to prevent a change in control or preclude Oasmia from taking other measures that may benefit other shareholders. Moreover, the sale of a substantial number of our shares by Alceco and/or Mr. Arwidsson within a short period of time could cause our share price to decrease, making it more difficult for us to raise funds through future offerings of our shares or acquire other businesses using our shares as currency. Additionally, Alceco and Mr. Arwidsson may have interests that conflict with ours and/or our unaffiliated shareholders. See “— There are relationships among our directors and our largest shareholders that could pose a conflict of interest.”

There are relationships among our directors and our largest shareholders that could pose a conflict of interest.

There are relationships among some of the members of our board of directors with each other that could pose a conflict of interest. Two of our directors, our Executive Chairman Julian Aleksov and Bo Cederstrand are co-owners of Alceco, a holding company based in Luxembourg that conducts no business and exists only for financial management. Alceco owns 19,417,801 of the Ordinary Shares as of July 31, 2018 and is our second largest shareholder. In addition to being partners in Alceco, Messrs. Aleksov and Cederstrand also have a familial relationship. Mr. Aleksov is the father of two of Mr. Cederstrand’s grandchildren. Alceco has also extended a credit facility of SEK 40 million to the Company, which as of the date of this annual report has not been drawn upon.

These directors may have actual or apparent conflicts of interest with respect to matters involving or affecting us and Alceco. Examples of possible conflicts include:

•	issues or disputes could arise under the commercial agreements that exist between us and Alceco;

•	under the terms of Alceco’s loan agreements, one or more Alceco creditors could become shareholders and could exercise their voting rights in a manner that could conflict with your interests; and

•	given the close relationship between Messrs. Cederstrand and Aleksov, Mr. Cederstrand could be conflicted as to any board decision on the compensation and employment status of Mr. Aleksov.

See also “Related Party Transactions.”

Apart from the conflicts of interest policy contained in our Code of Ethics and Business Conduct, we and Alceco and Arwidsro Investment AB have not established any formal procedures for us, Alceco and Arwidsro Investment AB to resolve potential or actual conflicts of interest between us. There can be no assurance that any of the foregoing conflicts will be resolved in a manner that does not adversely affect our business, financial condition or results of operations.

U.S. investors may have difficulty enforcing civil liabilities against us, our directors or members of senior management and the experts named in this annual report.

With one exception are all our directors and officers named in this annual report are non-residents of the U.S., and all or a substantial portion of the assets of such persons are located outside the U.S. As a result, it may not be possible to serve process on such persons or our company in the U.S. or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the U.S. There is doubt as to whether Swedish courts would enforce certain civil liabilities under U.S. securities laws in original actions or judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the U.S. or elsewhere may be unenforceable in Sweden. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant. The enforceability of any judgment in Sweden will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The U.S. and Sweden do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters.

We have incurred significant losses since our inception. We expect to incur losses over the next several years and may never achieve or maintain profitability.

Since our inception on April 15, 1988, we have incurred significant operating losses. We incurred net losses of SEK 118.01 million, SEK 160.24 million and SEK 141.54 million for the fiscal years ended April 30, 2018, April 30, 2017 and April 30, 2016. To date, we have financed our operations primarily through private placements of shares in our company, through loans (including convertible debt instruments) and through one-time milestone payments from our commercial partners. We have devoted substantially all of our financial resources and efforts to research and development, including preclinical studies and clinical trials. We expect to continue to incur significant expenses and operating losses over the next few years. Our net losses may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase substantially as we:

•	finalize a Phase I/II program for Docecal for the treatment of breast cancer;

•	conduct additional efficacy studies in dogs to collect all the necessary efficacy data for full FDA approval of Doxophos Vet and Paccal Vet;

•	continue research and development for and commence pre-clinical and clinical trials of Apealea, Docecal, Doxophos and OAS-19;

•	seek to discover and develop additional product candidates;

•	seek regulatory approvals for any product candidates that successfully complete clinical trials;

•	ultimately establish a sales, marketing and distribution infrastructure and scale up external manufacturing capabilities to commercialize any products that we choose not to license to a third party and for which we may obtain regulatory approval;

•	maintain, expand and protect our intellectual property portfolio;

•	hire additional clinical and scientific personnel; and

•	add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts.

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

Our operations have consumed substantial cash since inception. Excluding receipts from milestone fees, our cash flow used for operating activities for the fiscal years ended April 30, 2018, 2017 and 2016 was SEK 123.63 million, SEK 133.01 million and SEK 128.13 million respectively, with development costs, which are capitalized, for those years totaling SEK 9.16 million, SEK 7.02 million and SEK 16.73 million respectively. We expect our operating and management and administrative expenses and cash used for operations to continue to be significant and to increase substantially in connection with our planned research, development and continued product commercialization efforts. We may need to raise additional capital to fund our operations and continue to conduct clinical trials to support potential regulatory approval of marketing applications. If we are unable to raise capital when needed or on attractive terms, we could be forced to:

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

We do not expect our existing capital resources to enable us to conduct Phase II development of Apealea for the treatment of metastatic breast cancer, continue research and development for and commence clinical trials of Docecal, Doxophos Vet, Paccal Vet, Doxophos and OAS-19. Accordingly, we expect that we will need to raise substantial additional funds in the future. Our future capital requirements will depend on many factors, including:

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

The Company may need substantial additional funding, which may not be available to the Company on acceptable terms, or at all. If the Company is unable to raise capital when needed, or to extend or replace current credits, the Company could be forced to delay, reduce or eliminate its product development programs or its commercialization efforts.

Our operations have consumed substantial cash since inception. Excluding receipts from milestone fees, our cash flow used for operating activities for the fiscal years ended April 30, 2018, 2017 and 2016 was SEK 123.63 million, SEK 133.01 million and SEK 128.13 million respectively, with development costs, which are capitalized, for those years totaling SEK 9.16 million, SEK 7.02 million and SEK 16.73 million respectively.

The Company’s cash flow, excluding revenue from milestone payments, which are used for operating activities, for the year ended 30 April 2018, amounted to approximately SEK (123.63) million, with capitalized development costs for the period totaling approximately SEK 9.16 million. The Company expects the operating, management and administrative expenses of the business to remain significant and even to increase sharply as a result of the Company’s planned research and development and continued product commercialization. Even if the proceeds from the Rights Issue is received as planned, Oasmia will have limited financial resources. The Company may need to raise additional capital, including by extending existing or replacing credits following this Offer to obtain financing for continued clinical trials in support of potential marketing approvals. If the Company is unable to raise capital when needed or on beneficial terms, or to extend or replace current credits, the Company could be forced to:

•	delay, reduce or eliminate its research and development programs or any future commercialization efforts;

•	relinquish or license on unfavorable terms the Company’s rights to technologies, products, or product candidates that the Company otherwise would seek to develop or commercialize itself;

•	seek collaborators for the Company’s product or one or more of its product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available; or

•	cease operations altogether, in which case all shareholders would lose their entire investment in us.

In view of the current liquidity position, the Company’s current credit facilities, the proceeds from the Rights Issue in July 2017 of SEK 147.9 million net after issue expenses cash outflow, the Company’s loan from Nexttobe AB, the Company’s debt in the form of non-negotiable promissory notes and convertible loans, the Board of Directors believe that the Company is not sufficiently funded and able to carry out its operating plan for the coming twelve months. The Company could be required to expend its capital resources sooner than the Company currently expects. The Company does not expect its presently available capital resources to be sufficient to fully commercialize its products and product candidates. The Company therefore expects it will have to raise further capital in the future. The Company’s future capital requirements depend on many factors, including:

•	potential revenue relating to commercial sales of the Company’s products and product candidates for which the Company has received marketing approval, including royalties and milestone payments from existing and future commercial partners;

•	the scope, progress, results and costs of preclinical development, laboratory testing and clinical trials for the Company’s other product candidates, including Docecal, Doxophos, OAS-19 and KB 9520;

•	the Company’s ability to enter into collaborative agreements for the development and commercialization of the Company’s product candidates;

•	the number of product candidates, and their development requirements, that the Company is trying to develop;

•	the costs, timing and outcome of regulatory review of the Company’s product candidates or any future product candidates;

•	the costs and timing of future commercialization activities including manufacturing, marketing, sales and distribution of the Company’s products or any of its product candidates for which the Company receives marketing approval;

•	any product liability or other legal proceedings relating to the Company’s products;

•	the expenses necessary to attract and retain skilled personnel; and ·

•	the costs involved in preparing, filing and prosecuting patent applications, maintaining and enforcing the Company’s intellectual property rights and defending any intellectual property-related claims, both in the the U.S. and outside the U.S..

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

Generally, there is a high rate of failure for drug candidates proceeding through clinical trials. We may suffer significant setbacks in our later stage clinical trials similar to the experience of a number of other companies in the pharmaceutical and biotechnology industries, even after receiving promising results in earlier trials. Further, even if we view the results of a clinical trial to be positive, the FDA or other regulatory authorities may disagree with our interpretation of the data. For instance, because a large percentage of subjects in our pivotal trials for Apealea and our other product candidates in cancer treatment, are being enrolled at sites outside the U.S., differences in efficacy results between U.S. and non-U.S. sites could cause the FDA to require additional trials. In the event that:

•	we obtain negative results from the Docecal and/or Doxophos Vet trials,

•	we receive poor clinical results for our other product candidates,

•	the FDA places a clinical hold on our Phase III trials due to potential chemistry, manufacturing and controls issues or other hurdles, or

•	the FDA does not approve our New Animal Drug Application (“NADA”) for Paccal Vet or our New Drug Application (“NDA”) for Apealea or for our other product candidates,

then:

•	we may not be able to generate sufficient revenue or obtain financing to continue our operations,

•	our ability to execute our current business plan will be materially impaired,

•	our reputation in the industry and in the investment community would likely be significantly damaged, and

•	the price of the Ordinary Shares would likely decrease significantly.

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

We plan to seek full FDA approval in the U.S. for Paccal Vet for mastocytoma, Apealea for ovarian cancer in humans, Docecal for breast cancer in humans, Doxophos Vet for lymphoma in dogs, and OAS-19 for various cancers in humans. If our product candidates are approved, the FDA will restrict our ability to market or advertise them for anything other than the indications for which they are approved, which could limit their use. If we decide to attempt to develop, promote and commercialize new treatment indications and protocols for our product and product candidates in the future, we could not predict when, or if, we would ever receive the approvals required to do so. We would be required to conduct additional studies to support such applications for additional use, which would consume additional resources and may produce results that do not result in FDA approvals. If we do not obtain additional FDA approvals, our ability to expand our business in the U.S. would be adversely affected, which could materially and adversely affect our business, results of operations and financial condition.

The anticipated development of a Risk Evaluation and Mitigation Strategy (REMS) for Apealea and our other human health product candidates could cause delays in the approval process and would add additional layers of regulatory requirements that could impact our ability to commercialize our human health product candidates in the U.S. and reduce their market potential.

As a condition of approval of an NDA, the FDA may require a REMS to ensure that the benefits of the drug outweigh the potential risks. REMS elements can include medication guides, communication plans for health care professionals, and elements to assure safe use (“ETASU”). ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. Moreover, product approval may require substantial post-approval testing and surveillance to monitor the drug’s safety or efficacy. We may be required to adopt a REMS for Apealea and our other human health product candidates to ensure that the benefits outweigh the risks of abuse, misuse, diversion and other potential safety concerns. Even if the risk of abuse, misuse or diversion are not as high as for some other products, there can be no assurance that the FDA will approve a manageable REMS for Apealea and our other human health product candidates, which could create material and significant limits on our ability to successfully commercialize our human health product candidates in the U.S. Delays in the REMS approval process could result in delays in the NDA approval process. In addition, as part of the REMS, the FDA could require significant restrictions, such as restrictions on the prescription, distribution and patient use of the product, which could significantly impact our ability to effectively commercialize Apealea and our other human health candidates, and dramatically reduce their market potential thereby adversely impacting our business, financial condition and results of operations. Even if initial REMS are not highly restrictive, if, after launch, Apealea or our other human health product candidates were to be subject to significant abuse/non-medical use or diversion from licit channels, this could lead to negative regulatory consequences, including a more restrictive REMS, which could materially and adversely affect our business, results of operations and financial condition.

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

Incentive program.

Oasmia’s Extraordinary General Meeting in November 2016 passed a resolution on an incentive plan, under which options will be issued to the Company’s senior management and Board members. These incentive plans were replaced by the incentive plans approved by an Extraordinary General Meeting in June 2017; see “ITEM 6 B. Compensation.”

The purpose of the Company’s incentive s plan is to encourage employees and Board members to dedicate their best efforts to the interests of the Company in order to be able to share in and help promote positive value growth in the Company’s share price in the period covered by the plan, and to enable Oasmia to retain and recruit competent and committed employees. There is a risk that these goals will not be achieved, however, which could result in the participants in incentive plans performing their work less efficiently than expected. There is also a risk that Oasmia and the participants in the incentive plans may interpret the terms and conditions of the plans in different ways, or that other disputes concerning the incentive plan could arise, which could add to the expense and reduce or completely counteract the effectiveness of the plan. Further, share-based incentive plan is always associated with an element of tax risk, since the Company’s assessment of applicable tax legislation may prove to be incorrect, which could lead to a higher tax burden in the future and in Oasmia being subject to tax-related penalties. In addition, other unforeseen costs related to incentive programs may arise.

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

If product liability lawsuits are successfully brought against us, we will incur substantial liabilities and may be required to limit the commercialization of Paccal Vet, Apealea and our other product candidates.

We and our partners face potential product liability exposure related to the testing of our product and product candidates in human and animal clinical trials. We will face exposure to claims by an even greater number of persons if we begin to market and distribute our products commercially in the U.S. and elsewhere, including those relating to misuse of Paccal Vet, Apealea and our other product candidates. Now, and in the future, an individual may bring a liability claim against us alleging that our product or one of our product candidates caused an injury. While we continue to take what we believe to be appropriate precautions including SEK 20 million, approximately $2.19 million, in product liability insurance coverage as of the date of this annual report), we may be unable to avoid significant liability if any product liability lawsuit is brought against us. It should be noted that the amount of the product liability insurance is revised continuously of the insurance broker. If we cannot successfully defend ourselves against product liability claims, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for Doxophos, Apealea and our other product candidates, if such product candidates are approved;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	costs of related litigation;

•	substantial monetary awards to patients, pet owners and others;

•	increased cost of liability insurance;

•	loss of revenue; and

•	our inability to successfully commercialize our products.

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

Currency risks arise when future commercial transactions or reported assets or liabilities are denominated in a currency other than our functional currency, the Swedish krona. Our primary contract manufacturer and all of our clinical trials are located outside of Sweden. Because our financial statements are presented in kronor, changes in currency exchange rates have had and could continue to have a significant effect on our operating results. Exchange rate fluctuations between local currencies and the krona create risk in several ways, including the following:

•	weakening of the krona may increase the krona cost of overseas research and development expenses and the cost of sourced product components outside Sweden;

•	strengthening of the krona may decrease the value of our revenues denominated in other currencies;

•	the exchange rates on non-kronor transactions and cash deposits can distort our financial results; and

•	the pricing and profit margins of Paccal Vet, Apealea and our other product candidates may be affected by currency fluctuations.

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

As a Swedish resident trading entity, we are subject to Swedish corporate taxation. As of April 30, 2018, we had cumulative carry forward tax losses of SEK 1,009.35 million, as of April 30, 2017, we had cumulative carry forward tax losses of SEK 877.18 million and as of April 30, 2016 we had cumulative carry forward tax losses of SEK 720.58 million. Due to a decision by the Swedish tax authority in the financial year, the carry forward tax losses for previous years 2016 and 2015 have been decreased by SEK 2.65 million for each year respectively. These losses are available to carry forward and offset against future operating profits, unlimited in time. If, however, there are unexpected adverse changes to the Swedish tax law, our business, results of operations and financial condition may be adversely affected.

Risks Related to Our Reliance upon Third Parties

We depend substantially on the commercial expertise of our commercial partners.

We do not have a sales and marketing operation and expect to rely, in certain geographical areas such as Japan and the CIS, on the expertise and commercial skills of our commercial partners to sell Paccal Vet, Apealea, Doxophos, Doxophos Vet, and our other product candidates in selected territories. We have entered into agreements for the commercialization of Paccal Vet in Japan, where Paccal Vet is licensed to Nippon Zenyaku Kogyo. We have entered into agreements for the commercialization of Apealea with Medison Pharma in Israel and Turkey and with Hetero Group in Russia and the CIS, as well as Ukraine, Georgia and Turkmenistan. The commercial success of Apealea and our other product candidates in each of these markets will depend entirely on the expertise and commercial skills of our commercial partners, whereas we will be responsible for the distribution and sales of Paccal Vet and Doxophos Vet. In addition, it is customary in these types of commercial agreements that our partners are entitled to price our products, which means that much of our financial performance will be dependent on our partners’ decision-making. Our partners also have the right, under certain circumstances, to terminate their agreements with us. See “Business — Strategic Alliances and Collaborations” for descriptions of the agreements with our commercial partners. A failure by our partners to successfully market Paccal Vet, Apealea, Doxophos Vet and our other product candidates, or the termination of agreements with our partners, would have a material adverse effect on our business, results of operations and financial condition.

We currently have no sales and marketing organization for the distribution of Paccal Vet or Doxophos Vet as a result of the termination of the Distribution Agreement with Zoetis. If we are unable to establish a direct sales force in the U.S. to promote our products, the commercial opportunity for our products may be diminished if not vitiated.

We currently have no sales and marketing organization for the distribution of Paccal Vet or Doxophos Vet as a result of the termination of the Distribution Agreement with Zoetis, which covered the entire world except for Japan. While we have established an entity through which Oasmia intends to distribute these products in the United States, the Company currently has no sales and marketing organization for these products. The Company will incur significant additional expenses and commit significant additional management resources to establish our sales force. The Company may not be able to establish these capabilities despite these additional expenditures. The Company will also have to compete with other pharmaceutical and biotechnology companies to recruit, hire and train sales and marketing personnel.

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

We have few customers, each representing a large part of sales and also of accounts receivable.  If one customer fails to satisfy its liability to us we will have to book a credit loss in our income statement which might represent a large part of the accounts receivable.

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

Our own production facility has the technical capacity for production of our finished products up to a limited commercial scale. We produced the launch supply of Apealea but we do not have adequate capacity to supply the product in the long term. As such, full-scale production of our products for commercial use will be carried out by contract manufacturers. Production at our primary contract manufacturer is expected to commence shortly. If it proves difficult for contract manufacturers to scale-up production, full-scale production may be delayed, which could then delay the product launch schedule.

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

We depend on a limited number of suppliers for materials and components required to manufacture Paccal Vet, Apealea and our other product candidates. The loss of these suppliers, or their failure to supply us on a timely basis, could cause delays in our current and future capacity and adversely affect our business.

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

A trading market for the ADSs was relatively recently established.

In connection with our initial public offering, we listed the ADSs on the NASDAQ Capital Market (“Nasdaq”) and trading commenced on October 23, 2015. No public market for the ADSs existed prior to that offering.

There can be no assurance that an active trading market for the ADSs will develop or, if developed, be sustained in the future. The initial offering price was determined by negotiations among the lead underwriters and us. Among the factors considered in determining the initial offering price were our future prospects and the prospects of our industry in general, our revenue, net income and certain other financial and operating information in recent periods, and the financial ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The price of the ADSs has decreased markedly since the initial public offering and there can be no assurance that the ADSs will ever trade at a price equal to or greater than the offering price.

In addition, the market price of the ADSs may be volatile. Many factors may have a material adverse effect on the market price of the ADSs, including, but not limited to:

•	announcements of the failure to obtain regulatory approvals or receipt of a “complete response letter” from the FDA;

•	announcements of restricted label indications or patient populations, or changes or delays in regulatory review processes;

•	announcements of therapeutic innovations or new products by us or our competitors;

•	adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

•	changes or developments in laws or regulations applicable to Paccal Vet, Paclical, or our other product candidates;

•	the failure of our testing and clinical trials;

•	product liability claims, other litigation or public concern about the safety of our product, product candidates or future products;

•	any adverse changes to our relationship with licensors, manufacturers or suppliers;

•	the loss of any of our key scientific or management personnel;

•	any major changes in our board of directors or management;

•	the failure to retain our existing, or obtain new, commercial partners;

•	announcements concerning our competitors or the pharmaceutical industry in general;

•	the achievement of expected product sales and profitability;

•	the failure to obtain reimbursements for our products or price reductions;

•	manufacture, supply or distribution shortages;

•	actual or anticipated fluctuations in our cash position or operating results;

•	manufacturing and supply issues related to our product or our current or future product candidates for our development programs and commercialization;

•	changes in financial estimates or recommendations by securities analysts;

•	the termination of any of our existing license agreements;

•	announcements relating to future licensing or development agreements;

•	potential acquisitions;

•	the trading volume of ADSs on Nasdaq and of the Ordinary Shares on NASDAQ Stockholm;

•	sales of the ADSs or Ordinary Shares by us, our executive officers or directors or our shareholders;

•	fluctuations in the U.S. equity markets;

•	changes in accounting principles;

•	market conditions in the human and animal health sectors; and

•	general economic conditions in the U.S. and elsewhere.

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

The Ordinary Shares will continue to be listed on NASDAQ Stockholm, and the ADSs trade on the NASDAQ Capital Market. We cannot predict the effect of this multiple listing on the value of the Ordinary Shares and the ADSs. However, it is possible the multiple listing of the Ordinary Shares and ADSs may dilute the liquidity of these securities in one or all two markets and may adversely affect the development of an active trading market for the ADSs in the U.S. The price of the ADSs could also be adversely affected by trading in the Ordinary Shares on NASDAQ Stockholm. Although currently we have no plans to do so, we may decide to delist the Ordinary Shares from either exchange in the future. We cannot predict the effect such delisting of the Ordinary Shares would have on the market price of the ADSs on Nasdaq.

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

Additional sales of the Ordinary Shares in the public market, or the perception that such sales could occur, could cause the market price of the Ordinary Shares to decline. As of the date of this annual report, we had 179,309,596 Ordinary Shares issued and outstanding, including those underlying presently issued and outstanding ADS but excluding all such Ordinary Shares underlying the ADSs issuable upon exercise of the Warrants and excluding any exercise by the underwriters of the option to purchase Ordinary Shares. All ADSs are freely transferable without restriction or additional registration under the Securities Act. The Ordinary Shares held by our directors, officers, and large institutional shareholders are available for sale since the expiration of the lock-up period has occurred. The remaining Ordinary Shares are also available for sale since they are not subject to contractual and legal restrictions on resale. To the extent shares are sold into the market, the market price of the ADSs could decline.

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

Speculative nature of Warrants.

The Warrants do not confer any rights of ownership of ADSs on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire ADSs at a fixed price for a limited period of time. Specifically, holders of the Warrants may exercise their right to acquire ADSs and pay an initial exercise price of $4.06, subject to adjustment, during the ten (10) years from the date of issuance, after which date any unexercised Warrants will expire and have no further value. There can be no assurance that the market price of the ADSs will ever equal or exceed the exercise price of the Warrants, and consequently, whether it will ever be profitable for holders of the Warrants to exercise them.

You may not have the same voting rights as the holders of the Ordinary Shares and may not receive voting materials in time to be able to exercise your right to vote.

Holders of ADSs are not shareholders of our company and therefore do not have direct voting rights or the right to attend shareholders’ meetings. ADS holders do have the right to instruct the depositary how to vote the Ordinary Shares underlying their ADSs, but the depositary will only send voting materials to ADS holders if we ask it to. Therefore, you may not receive voting materials or you may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers or other securities intermediaries, will not have the opportunity to exercise a right to vote. The Warrants confer no equity ownership in our company, nor do they provide voting rights.

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

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We cannot predict whether, or ascertain if, investors will or do find the ADSs or the Ordinary Shares less attractive because we will rely on these exemptions. If some investors find the ADSs or the Ordinary Shares less attractive as a result, there may be a less active trading market for the ADSs or the Ordinary Shares and the price of the ADSs may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year: (a) following the fifth anniversary of the completion of the initial public offering, 2020, (b) in which we have total annual gross revenue of at least USD$1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of the Ordinary Shares that is held by non-affiliates exceeds USD$700 million as of the prior October 31; and (2) the date on which we have issued more than USD$1.0 billion in non-convertible debt during the prior three-year period.

If we fail to establish and maintain proper internal controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Section 404(a) of the Sarbanes-Oxley Act requires that beginning with our annual report for the year ending April 30, 2017, management must assess and report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal controls over financial reporting. Although Section 404(b) of the Sarbanes-Oxley Act requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal control over financial reporting, we have opted to rely on the exemptions provided in the JOBS Act, and consequently will not be required to comply with SEC rules that implement Section 404(b) of the Sarbanes-Oxley Act until such time as we are no longer an emerging growth company.

Our first Section 404(a) assessment occurred beginning with our annual report for the year ending April 30, 2017. Although remedial activities to address the material weakness identified by our independent registered public accounting firm have been carried out, the presence of a material weakness in previous year could result in financial statement errors which, in turn, could lead to errors in our financial reports or delays in our financial reporting, and could require us to restate our operating results or require our auditors to issue a qualified audit report.

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

We incur significant increased costs as a result of operating as a company whose ADSs are publicly traded in the U.S., and our management is required to devote substantial time to new compliance initiatives.

As a company with publicly traded ADSs in the U.S., we incur significant legal, accounting, insurance and other expenses that we have not incurred prior to our initial public offering. In addition, the Sarbanes-Oxley Act, Dodd-Frank Wall Street Reform Act, Consumer Protection Act and related rules implemented by the SEC and Nasdaq have imposed various requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls. Our management and other personnel need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased our legal and financial compliance costs and made some activities more time-consuming and costly. We estimate that our annual compliance expenses will be approximately SEK 3 million in each of the next two fiscal years. Among other matters, these rules and regulations have made it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These laws and regulations have also made it more difficult and expensive for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of the ADSs, fines, sanctions and other regulatory action and potentially civil litigation.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Oasmia Pharmaceutical AB is a pharmaceutical company which develops, manufactures, markets and sells a new generation of drugs within human and veterinary oncology. The product development aims to manufacture novel formulations based on well-established cytostatic which, in comparison with current alternatives, show improved properties, a reduced side-effect profile and an expanded therapeutic area. The product development is based on in-house research within nanotechnology and company patents. The Company’s shares are listed on NASDAQ Stockholm and the NASDAQ Capital Markets.

We are a Swedish public company. Our principal executive offices are located in Uppsala, Sweden.

Company information

Company name: OASMIA PHARMACEUTICAL AB

Address: Vallongatan 1, 752 28 Uppsala, Sweden

Contact information: +46 18 50 54 40

Fax: +46 18 51 08 73

Email address: info@oasmia.com

Website: www.oasmia.com

B. Business overview.

We are a pharmaceutical company focused on innovative treatments within human and animal oncology. Our product and product candidates utilize a proprietary, nanoparticle formulation technology that is designed to facilitate the administration of intravenously-delivered active pharmaceutical ingredients, without the addition of toxic solvents. We believe our formulation may result in improved safety, efficacy and ease of administration over existing drugs. Our initial development and commercialization efforts are focused on creating novel formulations of well-established chemotherapeutic drugs that can be used for the treatment of cancer in both humans and companion animals. We have four human oncology product candidates in pre-clinical and/or clinical development, and two veterinary oncology product candidates. We disclosed top line Phase III data for our lead human oncology product candidate in the fourth quarter of 2014 and positive overall survival data in April 2016. In February 2014, we received conditional approval by the United States Food and Drug Administration (“FDA”) for our initial veterinary oncology product, which made us eligible for royalties and potential milestone payments from Abbott Animal Health, the animal health division of Abbott Laboratories. Our lead products utilize paclitaxel, the active ingredient of Taxol and Abraxane, two widely used cancer drugs marketed by Bristol-Myers Squibb and Celgene, respectively. Based on the potential benefits of our proprietary formulation technology, we are pursuing a strategy to replace the use of existing paclitaxel-based products in multiple cancers with our novel formulations. Our formulation is currently called Paclical or Apealea, depending on market, for human indications. We own the global commercial rights to Apealea, excluding Israel, Turkey, Russia, the Commonwealth of Independent States (“CIS”), Ukraine, Georgia and Turkmenistan. The Company has received marketing approval of Paclical in Russia and Kazakhstan and Doxophos in Russia, a key milestone following the recently established relationship with Hetero Group, its new marketing and distribution partner.

A Phase III study with our lead human oncology product candidate, Apealea, for the treatment of epithelial ovarian cancer has been completed. We have received orphan designation for Apealea in the U.S. Results regarding progression free survival are available and we filed an MAA in the EU based upon these results in February 2016. We obtained overall survival, OS, data in April 2016 and we intend to file with the FDA in 2018. We are also conducting and planning additional clinical trials to evaluate Apealea in other cancer types.

For the veterinary products, the Board of Directors made a decision in May 2017 to spin off the veterinary assets off to our fully owned US subsidiary AdvaVet, Inc. The assets were spun off in May 2018.

The Company withdrew the conditional approval for Paccal Vet-CA1 in January 2017 in order to change treatment regime. Through our subsidiary, AdvaVet, Inc., we owe the global commercial rights of Paccal Vet, excluding Japan. Paccal Vet is the first injectable chemotherapeutic agent authorized for marketing for the treatment of squamous cell carcinoma and mammary carcinoma in dogs. We obtained conditional approval by the FDA for Paccal Vet for the treatment of mammary carcinoma and squamous cell carcinoma under the Minor Use and Minor Species (“MUMS”) designation in the U.S. MUMS designation is a status similar to orphan designation for human drugs, making the sponsor eligible for incentives to support the approval or conditional approval of the designated drug, including seven years of market exclusivity in the U.S, during which period a different drug company cannot pursue full or conditional approval of a generic version or another brand name version of the drug in the same form for the same intended use. The Company withdrew its current label and plans to initiate a new study confirming changed dosing regimen.

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

In addition to Paccal Vet and Apealea, we have five additional product candidates:

•	Docecal is a proprietary, patented formulation of docetaxel. Docetaxel is the active ingredient in Taxotere®, a product marketed by Sanofi. Taxotere, one of the most commercially successful and widely used chemotherapeutic medications, generated annual worldwide sales of more than $2.8 billion in 2010, the year its patent expired. We have completed a number of pre-clinical studies and are performing a clinical phase I study as well as a safety and tolerance study. Both studies are expected to be finalized during 2018. We retain global rights to Docecal.

•	Doxophos Vet and Doxophos are a proprietary, patented formulation of doxorubicin, one of the most effective and commonly used substances for the treatment of cancer. Doxorubicin is the active ingredient in Doxil and Adriamycin. Our product candidate is called Doxophos Vet for veterinary indications and Doxophos for human indications. Doxophos Vet is being developed for the treatment of lymphoma, one of the most common cancers in dogs. A Phase I dose-finding clinical trial with Doxophos Vet was completed during the fourth quarter of 2014 and the study report was completed in June of 2015. We have completed a number of pre-clinical studies of Doxophos. In December 2015 we submitted a request for market authorization of Doxophos in Russia. Oasmia received market approval in Russia in August 2017.

•	OAS-19 is a proprietary combination of two widely used chemotherapeutic agents in a single formulation that can be administered in a single dose. In the past, cancers were often treated with a single chemotherapeutic agent but combination therapies have become more prevalent in clinical practice, including the combined use of multiple traditional chemotherapeutic agents and the combined use of newer cancer therapies in conjunction with traditional chemotherapeutic agents, which often require multiple infusions that can be time consuming and costly. By combining two chemotherapeutic agents in a single formulation, we believe that OAS-19 could offer physicians the ability to dose chemotherapy in a single infusion instead of two sequential infusions, which we believe decreases infusion times, the number of clinical visits, and associated treatment costs. We are currently evaluating OAS-19 in preclinical studies. We retain global rights to OAS-19.

•	KB9520 is a substance acquired from Karo Pharma in November 2016. In pre-clinical studies, the substance has shown that it contributes to reduced side effects of treatment with cytostatics when intake of KB9520 and cytostatic treatment are combined. KB9520 has also demonstrated good efficacy for several types of cancer in pre-clinical models. In these disease models, treatment has shown a significant reduction in tumor size by stimulating apoptosis (programmed cell death) and inhibiting cell growth. The Company has created an internal project group for the continued development of this substance. In parallel, the company is also looking for a partner with whom Oasmia can drive this forward.

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

Our Product and Product Candidates

The following tables summarize key information about our product and our most advanced product candidates:

Product Candidate	Commercial Rights	Stage of Development & Anticipated Milestones
Paclitaxel
Apealea/Paclical	Oasmia: Global (excluding Israel, Turkey, Russia/CIS, Ukraine, Georgia and Turkmenistan) Medison Pharma: Israel and Turkey Hetero Group: Russia/CIS, Ukraine, Georgia and Turkmenistan

•     Final results, overall survival data, from Phase III trial vs. Taxol was disclosed in April 2016

•    Expecting opinion from EMA regarding marketing authorization in EU in September 2018

•     Received for marketing authorization in Russia in April of 2015

•     Aim to apply in the U.S. in 2018

Paccal Vet	Oasmia through AdvaVet: Global (excluding Japan) Nippon Zenyaku Kogyo: Japan	• Conditional U.S. approval received in February 2014, withdrawn in January 2017 • Conduct studies to support a new dosing regimen • Asset moved to subsidiary AdvaVet Inc in May 2018

Docetaxel
Docecal	Oasmia: Global (excluding Russia/CIS)

•    Phase I pharmacokinetic clinical trial in metastatic breast cancer is ongoing, all 28 patients treated

•    Phase II safety and tolerance clinical trial in metastatic breast cancer is ongoing, all 200 patients treated

•    Aim to apply for marketing authorization in Russia during 2018

Doxorubicin
Doxophos Vet	Oasmia through AdvaVet: Global	• Proof of Concept study is will be finalized in 2018 • Aim to apply in to US FDA for conditional approval in 2018

Doxophos	Oasmia: Global (excluding Russia/CIS)	• Pre-clinical studies ongoing • Received market authorization in August 2017 in Russia

Combination
OAS-19	Oasmia: Global	• Currently in pre-clinical development • Initiate a Phase I dose-finding clinical trial

Definitions

The following definitions are used throughout this document;

•	—	Phase I: The first clinical study initiated with a compound. This can be either a dose-finding study or a PK-study.

•	—	Phase II: A clinical study to assess safety and efficacy in a smaller study in the intended indication.

•	—	Phase III: A clinical study to show efficacy and safety and to be used as a basis for an application to obtain marketing authorization.

The label phase I is also used for veterinary studies although the nomenclature of the Center for Veterinary Medicine at the FDA (“CVM”) is “Dose characterization study” for phase I. Phase II is referred to herein as “Dose confirmation study” and phase III “field study”.

Apealea, Our Lead Human Oncology Candidate

Apealea Overview

Apealea is our XR17 formulation of paclitaxel for human use. Our XR17 technology increases the solubility of paclitaxel without the use of toxic solvents, which we believe facilitates the ease of administration and allows for higher doses than some of the other existing products on the market (250 mg/m2 compared to 175 mg/m2).

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

We have obtained orphan designation for epithelial ovarian cancer in the EU and in the U.S. based on the hypothesis that Apealea provides potential benefits to safety and tolerability compared to Taxol, which is currently used as a treatment for epithelial ovarian cancer. Both Apealea and Taxol are being administered in combination with carboplatin, a platinum-based chemotherapeutic that is the current standard of care for ovarian cancer. Carboplatin has historically been given as a monotherapy for the treatment of ovarian cancer, an incremental survival benefit by adding Taxol. On June 16, 2014, Oasmia announced that the primary endpoint for the Phase III study with Apealea for treatment of ovarian cancer had been met. The endpoint was to demonstrate that Apealea and Taxol, both in combination with carboplatin, have the same progression-free survival time. Further, we disclosed final results which showed a positive risk/benefit profile in the fourth quarter of 2014. This data served as the basis for an MAA to the EMA, which we submitted in February 2016.

We continued to follow patients from the Phase III clinical trial to measure overall survival and received final data in April 2016. We expect to be able to utilize the Section 505(b)(2) regulatory pathway for Apealea in the United States. We do not currently plan to conduct any other pivotal studies of Apealea for epithelial ovarian cancer at this time since only one study is needed for submission to the FDA and EMA, although we intend to include other supportive studies in our Section 505(b)(2) application to the FDA.

In addition to the development of Apealea in ovarian cancer, we intend to enhance the commercial potential of Apealea by demonstrating the potential safety, efficacy, and convenience advantages of Apealea over other paclitaxel-based therapies in additional clinical trials. For example, we have recently completed a pharmacokinetic study to compare Apealea with Abraxane. In addition, this data can be used in our discussions with payor organizations and physicians to help drive market acceptance of Apealea. We are currently also initiating an additional pivotal trial with Apealea in Russia in the indication breast cancer.

In addition to our efforts in the EU and the U.S., we submitted an application for marketing authorization for Apealea with the name Paclical in Russia in September 2012 and received approval in April of 2015 and we were approved with respect to their reimbursement system in January 2016. In December 2017 we also received market authorization in Kazakhstan.

Apealea Market

The two leading paclitaxel-based products on the market are Taxol and Abraxane, two widely used cancer drugs. Taxol generated $1.6 billion in sales in 2000 alone, prior to losing its patent protection in 2001. In 2013, Taxol generated $92 million in post-patent sales. Abraxane, which received FDA approval in 2005 for metastatic breast cancer, followed by approvals for lung (in 2012) and pancreatic cancer (in 2013), generated $992 million in worldwide annual sales outside Japan in 2017. Abraxane is sold by Celgene worldwide except in Japan where Otsuka Holdings Co., Ltd. owns the rights. In order to deliver paclitaxel, Taxol contains the solvent Cremophor EL. The toxicity of Cremophor EL limits the dose of Taxol that can be administered during a reasonable time, potentially limiting the efficacy of the drug. In addition, patients receiving Taxol require pre-medication with steroids and antihistamines to prevent the toxic side effects associated with the combination of paclitaxel and Cremophor EL. Abraxane was developed as a Cremophor-free product containing paclitaxel suspended in human albumin. Because Abraxane contains no Cremophor EL solvent, Abraxane’s recommended dosing enables the delivery of 50% more paclitaxel while maintaining a similar safety profile, and requires no routine pre-medication to prevent hypersensitivity reactions or the immediate allergic effects that often prevent or limit treatment. Like Abraxane, Apealea is free of Cremophor EL, but unlike Abraxane, Apealea does not contain human albumin.

Our initial indication for Apealea is epithelial ovarian cancer, which is the fifth leading cause of cancer death among American women, and an indication for which Abraxane has no approval. There are clinical studies and case reports that indicate that Abraxane is used off-label by oncologists to treat certain types of epithelial ovarian cancer, but we cannot estimate how frequently they do so or whether Abraxane is used off-label to treat second line epithelial ovarian cancer. It is easier to find publications on platinum resistant epithelial ovarian cancer and first line epithelial ovarian cancer than on second line epithelial ovarian cancer (Apealea’s intended indication), but it is not possible to say if that reflects the usage. Epithelial ovarian cancers account for about 85% to 90% of ovarian cancers, and are the most aggressive and dangerous sub-type. According to the National Cancer Institute, in 2014, the most recent year in which data are available, there were over 222,000 women living with ovarian cancer in the U.S. The five year survival rate for ovarian cancer from 2007 to 2013 was 46.5%, and it is estimated that 22,440 women will develop and 14,080 women will die from ovarian cancer in 2017. In the EU, the five year survival rate for ovarian cancer was 37.6% from 2000 – 2007 according to a study published in The Lancet. In 2012, there were 44,149 diagnosed cases of ovarian cancer in the EU, according to the European Cancer Observatory/International Agency for Research on Cancer, while 29,758 women died of ovarian cancer. In the U.S., 51% of women with ovarian cancer are diagnosed with stage III cancer, characterized by microscopically confirmed peritoneal metastasis outside the pelvis and/or regional lymph node metastasis. Common chemotherapy drugs used for the treatment for ovarian cancer include cisplatin or carboplatin, and paclitaxel or docetaxel, which are most often given in combination.

Although we may choose to license Apealea to a commercial partner, we also believe we could successfully market and sell the product ourselves. There have been numerous examples of successful oncology drugs, including Abraxane, launched by small companies.

Apealea Phase III Clinical Trial

We have completed a Phase III open, randomized, multi-center trial in patients with recurrent epithelial ovarian cancer, primary peritoneal cancer or fallopian tube cancer to compare the efficacy and safety of Apealea to Taxol, both in combination with carboplatin. Carboplatin was historically given as a monotherapy for the treatment of ovarian cancer but some studies have demonstrated an incremental survival benefit from adding Taxol, which has increased the use of the two drugs in combination. Top-line progression free survival results were disclosed in the second quarter of 2014. Since there are no human clinical studies in the U.S. we are not required to file an IND.

The study was designed to achieve the following primary objectives:

•	For progression free survival, to show non-inferiority of Apealea (250 mg/m2) versus Taxol (175 mg/m2) using computed tomography (“CT”) scans, as assessed according to RECIST by central review.

•	For overall survival, to show non-inferiority of Apealea (250 mg/m2) versus Taxol (175 mg/m2).

Inclusion criteria included patients, in total 789 patients, who relapsed at least six months after ending the first line or second line treatment including platinum based therapy. Apealea was administered as a one-hour intravenous infusion at its recommended dose of 250 mg/m2 to 391 patients. Taxol was administered as a three-hour intravenous infusion at its recommended dose of 175 mg/m2 to 391 patients. Both drugs were dosed in six three-week cycles, which is consistent with clinical practice. After completing the treatment cycles, patients were managed by their respective physicians and tracked for certain measures, including progression free survival and overall survival.

Tumor response was evaluated with a biomarker, CA 125, and through CT scans. CA 125 is used in clinical practice to assess when to re-treat a patient, as it is generally accepted as a sign of disease progression. We received guidance from Russian regulators that CA 125 would be an acceptable endpoint for regulatory submission. In an interim analysis we assessed the response to Apealea and to Taxol with regard to concentration average of CA 125 during the treatment period. The objective to show non-inferiority of the two treatments was met. The results of the interim analysis were used in a submission for marketing authorization to Russian authorities. Beyond the Russian market, we believe the use of both CA 125 and CT scan data in one study will give us the opportunity to include a comparison of progression free survival based on CA 125 and based on CT evaluation in the final analysis.

On June 16, 2014, we announced the results of this trial. The primary end-point has been analyzed and it shows a progression free survival of 10.3 months in the Apealea + carboplatin group and 10.1 months in the control group (Taxol + carboplatin). The protocol objective to show non-inferiority (or similar efficacy) was thus met (p-value of 0.09).

A protocol amendment increased the frequency of CT scans to be performed every three months after end of treatment. An analysis of the Progression Free Survival rate (“PFS”) in this subset of patients showed a PFS for Apealea of 12.2 month and 10.2 months for Taxol. The non-inferiority criteria were met also regarding the secondary efficacy variables. Even though the data on efficacy were not significantly different, PFS tended to be better in the Apealea group regardless of patient population; more frequent CTs showed the most pronounced differences.

The safety profile of Apealea active substance dose of 250 mg/m2 is rather similar to the safety profile of Taxol, active substance of 175 mg/m2. The number of patients with serious myelosuppression is substantial, but many of them were detected in the hematology analyses and were without clinical signs. Further, when needed, myelosuppression is easily managed in the clinic.

Considering both efficacy and safety of Apealea, including a comparatively short infusion time and less frequent use of pre-medications, we believe that the benefits of Apealea outweigh the potential risks of the treatment.

Apealea Phase I and Phase I/II Clinical Trials

Apealea Phase I/II Dose Escalation Trial

We evaluated Apealea in a dose escalating Phase I/II trial to define the maximum tolerated dose and desired dose to use in clinical trials of Apealea. Thirty-four patients with different kinds of cancers were included in the trial. Patients received escalating doses (90 – 275 mg/m2) of Apealea, until the dose-limiting toxicity was noted. Dose-limiting toxicity (“DLT”) is the emergence of side effects during treatment that are severe enough to prevent further increases in dosage of the treatment. Apealea was given as a one-hour intravenous infusion every 21 day for three cycles. No premedication was administered prior to Apealea administration.

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

Stomatitis (at 250 mg/m2), myalgia, arthralgia (at 250 mg/m2), and small intestinal obstruction (at 270 mg/m2) fulfilled the criteria of serious adverse event. Other serious adverse events considered related to Apealea were pyrexia (2 patients) and hemoglobin decrease (2 patients).

The maximum tolerated dose was established at 250 mg/m2, which is 75 mg/m2 greater than the recommended dose for Taxol of 175 mg/m2 and similar to the recommended dose for Abraxane of 260 mg/m2. No hypersensitivity reactions were reported despite the fact that no premedication was given before the administration of Apealea. In addition to the foregoing results, this trial indicated that Apealea was effective when administered with a one hour infusion period, while Taxol requires three hours.

The patient population consisted of terminally ill patients for whom no further treatment was available. Further, no patient received more than 3 cycles. Considering these circumstances, we consider the efficacy results, 10 patients with stable disease, to be promising.

The most important result from this trial, in our view, was that Apealea can be given without pre-treatment, the maximum tolerated dose is 250 mg/m2 and the infusion period is one hour. This demonstrates that there are benefits associated with Apealea compared to Taxol since Taxol requires pre-treatment, the maximum tolerated dose is 175 mg/m2 and the infusion for Taxol is three hours.

Pharmacokinetic Comparison with Taxol

The pharmacokinetic properties of paclitaxel following an intravenous infusion of Apealea at a dose of 175 mg/m2 were evaluated in a Phase I crossover pharmacokinetic study comparing the pharmacokinetics of Apealea and Taxol in humans. The mean unbound plasma concentrations, which indicate the levels of paclitaxel in the bloodstream that are not bound to common blood proteins and therefore can readily cross cell membranes, were similar for the two formulations (see Figure 2). We believe that this supports the thesis that the paclitaxel-related effects for Apealea and Taxol when given at the same dose and during the same infusion time should be comparable and should have the same temporal course of action. We believe that this trial supports the pursuit of the 505(b)(2) regulatory path in the U.S.

Figure 2: Mean curves of unbound plasma concentration of paclitaxel after identical doses of Apealea and Taxol, 175 mg/m2 over 3 hours.

Paclitaxel Mean Cu after Apealea1 and Taxol

Pharmacokinetic Comparison with Abraxane

The pharmacokinetic properties of paclitaxel have also been evaluated following an intravenous infusion of Apealea or Abraxane at a dose of 260 mg/m2 in order to compare the pharmacokinetics of Apealea and Abraxane in humans. The study was a cross-over study and both the mean total plasma concentrations and the mean unbound plasma concentrations were compared, and both were similar for the two formulations (see Figure X and Y). We interpret these findings as an indication of similar paclitaxel related effects of the two compounds.

1 Apealea was referred to as Paclical in this study.

Figure X Mean (±SD) Total Plasma Paclitaxel Concentrations Following IV Administration of Apealea or Abraxane — All Patients

Figure Y Mean (±SD) Unbound Plasma Paclitaxel Concentrations Following IV Administration of Apealea or Abraxane — All Patients

The results from the above described study of a head-to-head pharmacokinetic comparison between Apealea and Abraxane, announced on August 4, 2015, found that the concentration of both total and unbound paclitaxel in plasma was similar.

Our formulation is currently called Apealea for human indications, and Paccal Vet (“Paccal Vet”) for veterinary indications. We own the global commercial rights to Apealea, excluding Israel, Turkey, Russia, the Commonwealth of Independent States (“CIS”), Ukraine, Georgia and Turkmenistan. We have licensed the global commercial rights to Paccal Vet for sale in Japan, Russia and the CIS. Apealea received marketing approval in Russia in April 2015, in Kazakhstan in November 2017.

Apealea Phase I

A phase I study exploring the dose of weekly administration of Apealea in patients with metastatic breast cancer have been finalized during 2016. By looking at all events, not only those occurring following the first treatment, a suggested dose for further development of weekly Apealea was identified to 170 mg/m2. However, the main object of the follow-up study intended to explore the number of cycles for weekly Apealea treatment was not obtained.

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

Paccal Vet

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

“The company has shown that, when used according to the label, PACCAL VET is safe and has a ‘reasonable expectation of effectiveness.’”

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

When it was possible for us to apply for conditional approval, discussions were held with CVM/FDA and it was concluded that data from a comparative study were not needed to obtain the conditional approval. However, according to CVM/FDA, the number of dogs with the specific indications treated in the study Paccal Vet in Malignant High-Grade Solid Tumors in Dogs, was too low to meet requirements of reasonable expectation of effectiveness. Therefore, it was decided through discussions with CVM/FDA, to include dogs from a study not done by Oasmia (mammary carcinoma) and to conduct a small study (squamous cell carcinoma) in order to meet the requirements of a conditional approval.

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

Paccal Vet Market

According to the Animal Cancer Foundation, approximately six million dogs per year are diagnosed with cancer in the U.S., slightly less than 10% of the population. Based on a population of 60 million dogs in the EU, we estimate almost six million dogs per year are diagnosed with cancer in Europe. We estimate that between 36,000 and 41,250 dogs are treated annually for mammary carcinoma, while the number of positive diagnoses for squamous cell carcinoma in dogs is less than 10,000 annually. This is the reason Paccal Vet was eligible for conditional approval; the drug’s two indications fit the “minor use in a minor species” category. As mentioned earlier, both mammary carcinoma and squamous cell carcinoma occur infrequently and in a small number of dogs each year (fewer than 70,000 dogs in the U.S. each year).

Based on the referenced sources for the U.S. and Europe, we believe that the incidence rates and overall prevalence of cancer in dogs is similar for cats. Solid tumors, with or without metastatic disease, are one of the most common forms of cancer in dogs and cats. Aside from Paccal Vet, there is currently no injectable chemotherapeutic drug specifically approved for use in pets in the U.S., though, as an alternative, human drugs are often used off-label. Taxol and Abraxane, both of which deliver paclitaxel, cannot safely be used in dogs. Taxol has toxicity associated with Cremophor El (polyoxyethylated castor oil) (“Cremophor”), and dogs have a resistance to human albumin, which is found in Abraxane.

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

The study of Paccal Vet in malignant high-grade solid tumors included only three cases of squamous cell carcinoma, and as this was not enough to show reasonable expectation of efficacy, we conducted a small, exploratory study in dogs with this indication. In this study, 14 dogs with various types of squamous cell carcinoma were treated with Paccal Vet for four cycles. Two of the dogs responded to treatment and another two dogs had prolonged stable disease, which, according to the protocol, was considered a response to treatment. A dog with squamous cell carcinoma had also been treated in a compassionate use program in the U.S., and this dog was also included in the efficacy analysis, which consisted of a total of 18 dogs, with six dogs showing Best Overall Response Rate (“BORR”) and two dogs having prolonged periods of stable disease.

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

BORR at any time during treatment was seen in 54% of dogs whereas complete or partial response was observed in 31% of dogs at the end of the study. It took an average of 247 days from the start of the treatment until the cancer reappeared in the dog. Adverse events were reductions in the number of two types of white blood cells, neutrophils and leucophils. These events, which are common with chemotherapy, were short lasting and seen only sub-clinically (i.e., the dogs did not display any evidence of fever or other symptoms, other than in the blood sample analyses).

The difference between this study and the one including 249 dogs called Paccal Vet in Mast Cell Tumors in Dogs consists of the response rate, BORR. In this study of 29 dogs, the BORR is assessed at any time during the treatment period. In the study of 249 dogs the BORR was assessed after 4 treatment cycles.

Paccal Vet Planned Clinical Studies

We will perform a dose characterization study in order to ascertain a lower yet viable dose of Paccal Vet. We have applied for MUMS-designation in several indications and are expecting a positive opinion from FDA with respect to at least one indication, which will be the target for the next clinical program. We intend to initiate the dose characterization study before the end of the calendar year 2018.

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

Paclical & Paccal Vet Preclinical Data including data in healthy dogs

We conducted a comprehensive program of preclinical testing of Paclical, including several in vitro and in vivo studies. Key findings from our preclinical program include:

•	In vitro studies in ten different human tumor cell lines showed that the cytotoxic activity of Paclical was somewhat more effective than Taxol in the more sensitive cell lines whereas the activity of Taxol was more active in three of the six investigated resistant cell lines. A comparison of the cytotoxicity of Paclical and Taxol was also made in vivo in rats. The tumor density of living tumor cells five days after drug administration, showed no difference between the two paclitaxel formulations but there was a considerably lower cell survival than that for placebo treated rats.

•	In a comparative pharmacokinetic study of paclitaxel in rats receiving either Taxol or Paclical, higher concentrations of total paclitaxel were observed after dosing with Taxol compared to dosing with the same dose of Paclical. However, when studying the unbound concentrations, no obvious difference between the two formulations could be seen.

•	The hematological toxicity of Paclical was studied in rats and found to be similar to Taxol in terms of extent and duration. A strong rebound in the white blood cell count followed the initial decrease, and at days 16 to 17 following a single dose, the white blood cell counts were stabilized at the baseline level. Since efficacy and hematological toxicity were similar in rats being dosed with identical doses of Paclical and Taxol, it would appear that the unbound drug is the determining factor in the efficacy and safety of paclitaxel.

•	Repeat dose toxicity studies were performed in rats. The mortality rate at 10 mg/kg Taxol was high and the dose in the 10 mg/kg group was reduced to 5 mg/kg. All animals that received 10 mg/kg of Paclical survived.

•	The pharmacokinetic profile of Paclical was evaluated in a repeat dose toxicity study in healthy dogs (n=21). Following a 30 minute intravenous infusion of 100-150 mg/m2 of paclitaxel (Paclical), the distribution of paclitaxel into the tissue was rapid and the distribution phase ended within one hour after the start of infusion.

•	The toxicity profile of Paclical in dogs has been shown to be consistent with the pharmacological action i.e., bone marrow suppression evincing the most apparent toxicity. Gastrointestinal disorders such as diarrhea and vomiting have also been commonly observed. None of the severe hypersensitivity reactions that have been reported in dogs with Cremophor EL based vehicles was observed with Paclical.

•	Toxicity investigations conducted with the excipient XR17 showed increases in liver enzymes, bile acids and total bilirubin as well as the presence of pigmented Kupffer cells at high doses. The exposure in dogs was 8.3- and 12-fold at doses of 75 and 108 mg/kg, respectively compared to the mean AUC following a clinical dose of 166 mg/m2 in humans. No histological findings of significance were observed in low dose animals. Major toxic reactions were not seen until doses reached almost five times higher than the doses given to Paclical patients.

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

Docecal Clinical Studies

Docecal is an XR17 based formulation of docetaxel intended for treatment of metastatic breast cancer. A clinical phase I pharmacokinetic study and a phase II safety and tolerance study are ongoing and all patients have been treated. The pharmacokinetic phase I study, comparing Docecal with Taxotere is ongoing in three countries and the recruitment of patients started in September 2016. The safety and tolerance study is a randomized trial also comparing Docecal and Taxotere started recruitment of patients in March 2016 and has approval to be run in three countries.

If successful, we plan to discuss the results and a proposed clinical development plan with both the EMA and the FDA.

We enrolled the first patient in a study in March 2016 to assess the need for pre-medication and possibly to fulfill the requirements of the Russian authorities in order to obtain market authorization in Russia and the CIS. All patients in the studies were treated in February 2018.

Doxophos Vet

Doxophos Vet Overview

Doxophos Vet is a patented formulation of doxorubicin, one of the most effective and commonly used chemotherapeutic agents for the treatment of cancer, which we are developing for the treatment of lymphoma in dogs. Lymphoma is the most common cancer in dogs, and the FDA has granted MUMS designation for Doxophos Vet for lymphoma. We completed a dose-finding study in the fourth quarter of 2014 and the results were obtained in June of 2015. The INAD number for Doxophos Vet is 011910, which we requested on March 10, 2010.

Doxophos Vet Clinical Trials

Upon determining the dose in the dose ranging study, a proof of concept study in dogs with lymphoma was started during the first quarter of 2015 which, as a result of the MUMS designation, enables us to apply for a conditional approval. The aim of the study is to assess the response rate in dogs with lymphoma, but also to monitor progression to estimate progression free survival.

A large field study with Doxophos Vet is needed to obtain full approval, and this study is planned to start following completion of the proof of concept study and discussions with FDA and EMA.

Doxophos Vet Preclinical Data including data from healthy dogs

•	A preclinical study using six human cancer cell lines was conducted in rats where the activity Doxophos was compared to standard doxorubicin. Doxophos was as effective in inhibiting cell growth as standard doxorubicin in all of the tested cell lines and had a comparable pharmacokinetic profile in rats.

•	The tissue distribution of doxorubicin was compared following a single intravenous injection of Doxophos or standard doxorubicin in mice. There were no major differences between the two formulations indicating that existing toxicity data from the literature for doxorubicin also would be applicable for Doxophos. At 30 min following administration, the organs that showed the highest radioactivity was the kidney and liver followed by the spleen. At 6 h the highest level was found in the feces and high levels were found in the kidney medulla and spleen.

•	Repeat dose toxicity in rats showed that the incidence and severity of the clinical effects were similar in the Doxophos and standard doxorubicin exposed rats (6 mg/kg) and less frequent or less severe in rats receiving the lower dose of Doxophos (4 mg/kg). Expected changes were observed in most hematology parameters and were similar for Doxophos and standard doxorubicin treated rats.

•	Rats treated with standard doxorubicin had a higher incidence of fluid-filled abdomens (ascites), which could be a sign of (right sided) heart failure. However, histopathological examination failed to show any differences between the two treatments and a lower cardiotoxicity potential of Doxophos compared to standard doxorubicin was thus not seen in this study.

•	A dose-finding study in healthy dogs was conducted where the maximum tolerated dose was determined to 35 mg/m2.

•	A pivotal target animal safety study in dogs with intravenous dosing of Doxophos Vet at 25, 30 and 35 mg/m2 (4 dogs per sex and dose group), showed dose-dependent toxicities known to be associated with doxorubicin namely; cardiotoxicity, gastrointestinal toxicity, bone marrow suppression, whisker loss etc.

Doxophos

Doxophos Overview

Doxophos is a proprietary formulation of doxorubicin. Despite the efficacy of doxorubicin, significant cardiovascular toxicity, including irreversible cardiomyopathy, has been observed and the cumulative dose should not exceed 550 mg/m2. We obtained market approval for Doxophos in Russia in August 2017. Doxophos was approved for use in the treatment of acute lymphoblastic leukemia, acute myeloblastic leukemia, chronic leukemia, Hodgkin’s disease and non-Hodgkin’s lymphoma, multiple myeloma, osteogenic sarcoma, Ewing’s sarcoma, soft tissue sarcoma, neuroblastoma, rhabdomyosarcoma, Wilms’ tumor, breast carcinoma, endometrial cancer, ovarian carcinoma, germ cell tumors, prostatic carcinoma, lung cancer, gastric carcinoma, head and neck cancer and thyroid carcinoma. As is its current practice with Paclical, Oasmia’s leading and previously commercialized cancer treatment product, Hetero Group will be responsible for the marketing and distribution of Doxophos in Russia.

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

Human Oncology Market Opportunity

Cancer is a serious, widespread and expanding disease. According to the World Health Organization (“WHO”), approximately 8.8 million people died of cancer in 2015, and it is expected to rise by 70% over the next two decades.

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

Animal Health Market Opportunity

The U.S. is the single largest pet market, with 87 million pet dogs and 94 million pet cats, according to the American Pet Products Association (“APPA”) 2017–2018 National Pet Owners Survey. According to the same survey, 60 million households own a dog in the U.S. According to The European Pet Food Industry Federation’s 2016 Facts & Figures, there are approximately 63 million pet dogs in the EU and 82 million in total Europe. The number of cats is 74 million in the EU and 102 million in all of Europe.

Pet owners also spend an increasing amount of money on their pets. Total expenditures have risen to $66.8 billion in 2016 and are expected to grow by 4.1% in 2017. The APPA estimates that $16.6 billion of that amount will be spent on veterinary care.

Dogs in particular are receiving increased amounts of veterinary care. According to APPA, approximately 78% of dog owners in the U.S. treated their dogs with medications in 2010, as compared to 50% in 1998. The increased spending is largely due to a changing attitude of owners toward their pets, as they increasingly view pets as family members. Accordingly, owners are willing to seek quality medical care for their pets. While the actual number of dogs in need of chemotherapy that actually received such treatment is unknown, one study estimated the number of dogs receiving cancer treatment in 2008 in the United States to be over one million, and that the average age of the dog when cancer is detected is eight years. Also, in Sweden pet insurance is becoming more widespread. It is estimated that eighty to ninety percent of dogs are covered by medical insurance, and approximately eighty percent of such insurance policies includes coverage for chemotherapy. The approximate life expectancy of dogs that do not receive treatment could be one to two months after the diagnosis, whereas for a dog that is treated with chemotherapy it could be one year from the diagnosis. It should be noted that this is a hypothetical statement given that it is impossible to generalize the life expectancy of the dog, since it depends on the type of tumor and treatment, among other factors.

Due to the limited number of registered available oncology treatments for companion animals, we believe that there is a significant commercial opportunity to apply our formulation technology within veterinary oncology. According to the Center for Cancer Research and CanineCancer.com, approximately six million dogs in the U.S. are diagnosed with cancer each year, of which approximately one third have cutaneous, or skin, cancers. Current treatments consist largely of surgery, chemotherapy, and radiation therapy. For dogs in need of chemotherapy, the standard of care has largely been the off-label use of injectable human chemotherapeutic agents such as cisplatin, doxorubicin, carboplatin and vincristine. Due to the fact that existing injectable chemotherapeutic agents have been formulated for humans and have not been optimized for animals, combined with broad acceptance of their anti-cancer effect, we believe that our intravenous chemotherapy labeled specifically for use in dogs will be viewed favorably by the veterinary community.

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

Human Health

We believe that Apealea will compete, directly or indirectly, with Bristol-Myers Squibb’s Taxol and its generic equivalents, Celgene’s Abraxane and other cancer therapies, including alternative formulations of paclitaxel, or other chemotherapeutic agents, that have been or are being developed by other pharmaceutical and biotechnology companies.

Animal Health

We expect that Doxophos Vet will face competition from Tanovea™-CA1 (Rabacfosadine) by VetDC, a novel acyclic nucleotide analog conditionally approved for naïve and relapsed/refractory lymphoma could be a potential competitor to Doxophos Vet.

We believe Paccal Vet will face competition from Palladia, made by Zoetis, Inc., and Masivet, made by AB Science S.A. Masivet was conditionally approved by the FDA but lost its approval in December 2015; nonetheless, Masivet might return to the market.

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

Medison Pharma, Israel

We entered into a supply and exclusive license agreement with Medison Pharma, Ltd. (“Medison”) in May 2011 (the “Medison Agreement”). The Medison Agreement grants Medison exclusive license and distribution rights for Apealea in Israel and Turkey. The initial term of the Medison Agreement is (i) ten years from the first commercial sale of Apealea in Israel or Turkey, or (ii) the expiration of our patent rights granted under the Medison Agreement, whichever occurs later. The Medison Agreement provides that Medison will use its commercially reasonable best efforts to launch Apealea in Israel and Turkey within six months of Apealea obtaining marketing authorization, and will assume sole responsibility for sales and marketing costs. We are responsible under the Medison Agreement for obtaining marketing approval for Apealea in Israel and Turkey, while Medison is responsible for obtaining reimbursement approval.

Medison has agreed to purchase specified, minimum quantities of Apealea once all approvals have been obtained. Should the minimum purchase requirements not be met, we have the right to terminate exclusivity. We receive royalties of (i) 25% of Medison’s net sales for net sales up to €7.5 million and (ii) 30% of Medison’s net sales for net sales above €7.5 million. The Medison Agreement also includes milestone payments, the first of which, €0.2 million, we received upon entering into the Medison Agreement, and the second of which, €0.1 million, we are entitled to receive upon the grant of marketing authorization by the European Commission.

We are responsible under the Medison Agreement to maintain the quality of the product, but Medison is solely responsible for pharmacovigilance. The Medison Agreement may be terminated by us if Medison fails to launch Apealea in Israel and Turkey within six months of Apealea obtaining marketing authorization. The Medison Agreement may also be terminated by either party if the other party fails to remedy a material breach or becomes insolvent.

Hetero Group, Russia and CIS

We entered into a supply and exclusive marketing, sales and distribution agreement with the Indian generic pharmaceutical company Hetero Labs LTD in June 2017 (the “Hetero Agreement”), which is substantially similar to the previous Pharmasyntez Agreement which was replaced by the Hetero Agreement. The Hetero Agreement grants Hetero exclusive license and distribution rights for Paclical (Apealea) in Russia and the CIS, as well as Ukraine, Georgia and Turkmenistan. The initial term of the Hetero Agreement expires after five (5) years from its inception, with an opportunity to agree on a two (2) year prolongation twelve (12) months before expiration. Hetero has sole responsibility under the Hetero Agreement for sales and marketing costs in Russia and the CIS. We are responsible for obtaining registration approval in Russia, including performing any clinical research required to market Paclical. The agreement also contains an option for Hetero Group that the products Doxophos and Docecal shall be encompassed by the agreement. Hetero Group is responsible for the costs of marketing approval and sales.

Hetero has agreed to purchase specified minimum quantities of Paclical, and should the minimum purchase requirements not be met, we have the right to terminate exclusivity. The Hetero Agreement contains rights to milestone payments for Oasmia in the amount of maximum $300,000 and Oasmia also has the right to a certain share of the net profit from sales made under the Agreement. The Company is also responsible for ensuring that the product meets the agreed quality level and pharmacovigilance.

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

The Hetero Agreement may be terminated by either party if the other party commits a material breach, becomes insolvent or files for bankruptcy. In the event the Hetero Agreement is terminated, regardless the reason therefor and regardless of which party terminates the agreement and the grounds for termination, the marketing approvals obtained in any of the marketing areas shall be transferred to us.

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

Acquisition of KB9520 from Karo Pharma

In November 2016, the Company acquired the substance KB9520 from Karo Pharma for SEK 25 million. The purchase price was paid with 3,080,000 newly issued shares at a price of approximately SEK 8.12 per share. According to the acquisition agreement, in addition to the purchase price, the Company will pay a future royalty payment of 20 per cent of all of its future revenue generated from the product.

Intellectual Property

Our success depends in significant part on our ability to protect the proprietary nature of XR17, our product and product candidates, technology and know-how, to operate without infringing on the proprietary rights of others, and to prevent others from infringing on our proprietary rights. We have sought, and plan to continue to seek, patent protection in the U.S., the EU and other countries for our proprietary technologies. Our intellectual property portfolio consists of our trademark-protected product Paccal Vet and our product candidates Paclical, Paccal Vet, Docecal, Doxophos Vet, Doxophos and KB9520. All of these drugs (except for KB9520) are based on our excipient model developed with nanotechnology and are protected by patents in all countries which we consider to be of commercial interest. In the U.S., we already have 13 issued patents with one further pending patent application under active prosecution. All of our patents are part of one or more of twelve different patent families. A patent family is a collection of patents and patent applications, regional and national, which cover an invention or a group of related inventions.

See below for information regarding the patent families currently used in our product and product candidates.

Patent family	Products patent family applies to	Status (US)	Status (EU1)	Status (Japan)	Status (Israel)	Status (Eurasia)	Expiration date
Taxol containing compositions	Paccal Vet, Paclical	Granted	Granted	Granted	—	—	2022
Anticancer compositions	Paccal Vet, Paclical, Docecal, Doxophos	Granted	Granted	—	—	—	2022
Water insoluble	Paccal Vet, Paclical, Docecal	Granted	Pending	Granted	—	Granted	2028
Water soluble	Doxophos Vet, Doxophos	Granted	Granted	Granted	—	Granted	2028
Tax-Dox-Mix	OAS-19	Granted	Pending	Granted	—	Granted	2028
XMeNa Process[2]	Paccal Vet, Paclical, Docecal, Doxophos	Pending	Pending	Pending	—	Pending	2036
KB9520 substance	KB9520	Granted	Granted	Granted	—	Granted[3]	2029
KB9520 in mesothelioma	KB9520	Granted	—	—	—	—	2034

1: European patent nationalized at least in Germany, France and the UK

2: PCT application granted; nationalizations pending or in preparation

3: Russia only

Our strategy for intellectual property rights is intended to protect our core technologies and their application. Our protection for intellectual property rights is continually monitored and is currently considered to be satisfactory. We are to a large extent dependent on our patents.

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

The term of a patent that covers an FDA-approved drug may also be eligible for extension, which permits term restoration as compensation for the time period lost during the FDA regulatory review process. The Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Act, permit an extension of up to five years beyond the expiration of the patent. See “— Regulatory.” The length of the patent term extension is related to the length of time the drug is under regulatory review. Extensions cannot extend the remaining term of a patent beyond 14 years from the date of product approval and only one patent applicable to an approved drug may be extended. Similar provisions to extend the term of a patent that covers an approved drug are available in Europe and other non-U.S. jurisdictions. In the future, if and when our pharmaceutical product candidates receive FDA approval, we may apply for extensions on patents covering those products.

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

In May 2018 the facilities were inspected with no major remarks by the Ministry of Industry and Trade of the Russian Federation.

Baxter Oncology GmbH

We entered into a non-exclusive commercial manufacturing and supply agreement with Baxter Oncology GmbH (“Baxter Oncology”) in February 2011 (the “Baxter Agreement”) which we expect to utilize as manufacturing requirements increase. The Baxter Agreement provides that Baxter Oncology will be responsible for the production of Paccal Vet and Apealea once the commercial demand reaches a specific level. Baxter will perform complete analytical testing and release of semi-finished product. Final labeling, packaging and product release for the market will be performed by Oasmia. The Baxter Agreement was expanded in June 2014 to enable inclusion of other product candidates from our product portfolio. The Baxter Agreement’s initial term is for five years, with automatic one-year renewals.

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

Commercialization

Human Oncology

We entered into a supply and exclusive marketing, sales and distribution agreement with the Indian generic pharmaceutical company Hetero in June 2017 (the “Hetero Agreement”). The Hetero Agreement granted Hetero exclusive license and distribution rights for Paclical (Apealea) in Russia and the CIS, as well as Ukraine, Georgia and Turkmenistan We may retain some rights to commercialize our product candidates in the U.S. or the EU, if we receive marketing approval for our product candidates in markets which we believe it is possible to access through a focused, specialized field force. Outside of the U.S. and Europe, we expect to enter into distribution and other marketing arrangements with third parties for any of our product candidates that receive marketing approval.

Subject to receiving marketing approvals, we expect to commence commercialization activities by either entering into regional or global license and commercialization agreements, or by directly commercializing Apealea ourselves using a targeted sales force to identify key cancer centers to support the launch of the product. These activities could form the basis of a sales and marketing organization that we will use to market our other products as they may receive marketing approval.

We have entered into a collaboration agreement with Medison Pharma for the distribution of Apealea in Israel and Turkey.

Veterinary Oncology

We have entered into commercialization agreements with Nippon Zenyaku Kogyu, granting commercial rights to Paccal Vet in Japan. We believe that the value of our veterinary oncology candidates will be enhanced by having at least one large commercial partner, given the nature of the animal health market and the broad distribution of veterinarians, as well as the fact that there are only a limited number of experienced sales professionals available, and we have limited experience in developing a sales force.

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

Human Health Product Regulation in the U.S.

In the U.S., the FDA regulates pharmaceuticals under the Federal Food, Drug, and Cosmetic Act (“FDCA”) and related regulations. Pharmaceuticals are also subject to other federal, state, and local statutes, regulations and ordinances. Failure to comply with applicable U.S. regulatory requirements at any time during the product development process, approval process or after approval may subject an applicant to administrative or judicial sanctions. These sanctions could include the imposition by the FDA of an Institutional Review Board (“IRB”), a clinical hold on trials, a refusal to approve pending applications or supplements, withdrawal of an approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties or criminal prosecution. Any agency or judicial enforcement action could have a material adverse effect on us.

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

Our objective is to conduct additional clinical trials for Paclical and, if those trials are successful, seek marketing approval from the FDA and other worldwide regulatory bodies. To achieve this objective, we have completed a Phase III clinical trial of Paclical for the treatment of ovarian cancer, and are compiling the data from it. If it is successful, we expect to file for marketing approval first in the EU and then in the U.S. We plan to follow this process also with respect to the other indications that we discuss in this annual report, such as metastatic breast cancer.

For purposes of NDA approval for human health products, human clinical trials are typically conducted in phases that may overlap.

•	Phase I. The drug is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

•	Phase II. This phase involves trials in a limited subject population to identify possible adverse effects and safety risks conducted in order to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage. Phase II studies may be sub-categorized to Phase IIa studies which are smaller, pilot studies to evaluate limited drug exposure and efficacy signals, and Phase IIb studies which are larger studies testing more rigorously both safety and efficacy.

•	Phase III. This phase involves trials undertaken to further evaluate dosage, clinical efficacy and safety in an expanded subject population, often at geographically dispersed clinical trial sites. These trials are intended to establish the overall risk/benefit ratio of the product and provide an adequate basis for product labeling.

All of these trials must be conducted in accordance with Good Clinical Practice (“GCP”) requirements in order for the data to be considered reliable for regulatory purposes.

New Drug Applications

In order to obtain approval to market a pharmaceutical in the U.S., a marketing application must be submitted to the FDA that provides data establishing the safety and effectiveness of the investigational drug for the proposed indication to the FDA’s satisfaction. Each NDA submission requires a substantial user fee payment unless a waiver or exemption applies (such as with the Orphan Drug Designation discussed below). The NDA submission fee for 2017 was $2,038,100, and the manufacturer and/or sponsor under an approved NDA are also subject to annual product and establishment user fees, currently $97,750 per product and $512,200 per establishment. For 2017 these fees were lowered compared to the previous two years. The NDA includes all relevant data available from pertinent non-clinical studies and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls and proposed labeling, among other things. Data can come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, or from a number of alternative sources, including studies initiated by investigators.

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

After the FDA completes its initial review of an NDA, it will communicate to the sponsor either that the drug will be approved, or that it will issue a complete response letter to communicate that the NDA will not be approved in its current form and inform the sponsor of changes that must be made or additional clinical, nonclinical or manufacturing data that must be received before the application can be approved, with no implication regarding the ultimate approvability of the application.

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

Any approvals that we may ultimately receive could be withdrawn if required post-marketing trials or analyses do not meet the FDA requirements, which could materially harm the commercial prospects for Apealea or Paccal Vet.

The FDA also has authority to require a Risk Evaluation and Mitigation Strategy (“REMS”) from manufacturers to ensure that the benefits of a drug or biological product outweigh its risks. A sponsor may also voluntarily propose a REMS as part of the NDA submission. The need for a REMS is determined as part of the review of the NDA. Based on statutory standards, elements of a REMS may include “dear doctor letters,” a medication guide, more elaborate targeted educational programs, and in some cases restrictions on distribution. These elements are negotiated as part of the NDA approval, and in some cases if consensus is not obtained until after the Prescription Drug User Fee Act review cycle, the approval date may be delayed. Once adopted, REMSs are subject to periodic assessment and modification.

Even if a product candidate receives regulatory approval, the approval may be limited to specific disease states, patient populations and dosages, or might contain significant limitations on use in the form of warnings, precautions or contraindications, or in the form of onerous risk management plans, restrictions on distribution, or post-marketing study requirements. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Delay in obtaining, or failure to obtain, regulatory approval for Apealea, or obtaining approval but for significantly limited use, would harm our business. In addition, we cannot predict what adverse governmental regulations may arise from future U.S. or foreign governmental action.

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

To the extent that the Section 505(b)(2) applicant relies on studies conducted for an already approved product, the applicant must certify to the FDA concerning any patents listed for the approved product in the Orange Book to the same extent that an ANDA applicant would. As a result, approval of a Section 505(b)(2) NDA can be delayed until all the listed patents claiming the referenced product have expired, until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the referenced product has expired, and, in the case of a Paragraph IV certification and subsequent patent infringement suit, until the earlier of 30 months, settlement of the lawsuit or a decision in the infringement case that is favorable to the Section 505(b)(2) applicant.

Disclosure of Clinical Trial Information

Sponsors of clinical trials of certain FDA-regulated products, including prescription drugs, are required to register and disclose certain clinical trial information on a public website maintained by the U.S. National Institutes of Health. Although we are not required to register, since our studies are outside of the U.S., we do so voluntarily. Information related to the product, patient population, phase of investigation, study sites and investigator, and other aspects of the clinical trial is made public as part of the registration. Sponsors are also obligated to disclose the results of these trials after completion. Disclosure of the results of these trials can be delayed until the product or new indication being studied has been approved. Competitors may use this publicly-available information to gain knowledge regarding the design and progress of our development programs.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the U.S., or more than 200,000 individuals in the U.S. and for which there is no reasonable expectation that the cost of developing and making a drug or biological product available in the U.S. for this type of disease or condition will be recovered from sales of the product. Orphan Drug Designation is intended to assist and encourage companies to develop safe and effective therapies for the treatment of rare diseases and disorders. In addition to providing a seven-year term of market exclusivity upon final FDA approval, Orphan Drug Designation also positions a company to be able to leverage a wide range of financial and regulatory benefits, including government grants for conducting clinical trials, waiver of expensive FDA user fees for the potential submission of an NDA, and certain tax credits. Orphan product designation must be requested before submitting an NDA. After the FDA grants orphan product designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug or biological product for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity. Competitors, however, may receive approval of different products for the indication for which the orphan product has exclusivity or obtain approval for the same product but for a different indication for which the orphan product has exclusivity. Orphan product exclusivity also could block the approval of a product for seven years if a competitor obtains approval of the same drug or biological product as defined by the FDA or if the drug or biological candidate is determined to be contained within the competitor’s product for the same indication or disease. If a drug or biological product designated as an orphan product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan product exclusivity. Orphan drug status in the EU has similar but not identical benefits in the EU.

We have been granted Orphan Drug Designation for Apealea for the treatment of epithelial ovarian cancer in the U.S.

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

Environmental Regulations.   The U.S. generally requires an environmental assessment, which discusses a company’s proposed action, possible alternatives to the action, and whether the further analysis of an environmental impact statement is necessary. Certain exemptions are available from the requirement to perform an environmental assessment and an environmental impact statement. Once an exemption is claimed, a company must state to the FDA that no extraordinary circumstances exist that may significantly affect the environment. We will claim an exemption, under the category for biologic products, from the requirement to provide an environmental assessment and an environmental impact statement for Apealea, and will furthermore state to the FDA that to our knowledge, no extraordinary circumstances exist that may significantly affect the environment.

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

Patient Protection and Affordable Health Care Act

In March 2010, the Patient Protection and Affordable Health Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, “PPACA”), was enacted, which includes measures that have or will significantly change the way health care is financed by both governmental and private insurers. The fees, discounts and other provisions of this law have a significant negative effect on the profitability of pharmaceuticals.

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

Under the centralized procedure in the EU, the maximum timeframe for the evaluation of a MAA by the EMA is 210 days, though the date count stops whenever the Committee for Medicinal Products for Human Use (“CHMP”) asks the applicant for additional written or oral information, with adoption of the actual marketing authorization by the European Commission thereafter. Accelerated evaluation might be granted by the CHMP in exceptional cases, as when a medicinal product is expected to be of a major public health interest from the point of view of therapeutic innovation, defined by three cumulative criteria: (i) the seriousness of the disease to be treated; (ii) the absence of an appropriate alternative therapeutic approach; and (iii) anticipation of exceptional high therapeutic benefit. In this circumstance, EMA ensures that the evaluation for the opinion of the CHMP is completed within 150 days and the opinion issued thereafter. We submitted an application for marketing authorization for Apealea in the first half of 2016.

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

Should any Member State refuse to recognize the marketing authorization by the reference Member State, on the grounds of potential serious risk to public health, the issue will be referred to a coordination group. Within a timeframe of 60 days, Member States shall, within the coordination group, make all efforts to reach a consensus. If this fails, the procedure is submitted to an EMA scientific committee for arbitration. The opinion of this EMA Committee is then forwarded to the Commission for the start of the decision making process. As in the centralized procedure, this process entails consulting various European Commission Directorates General and the Standing Committee on Human Medicinal Products or Veterinary Medicinal Products, as appropriate.

Human Health Product Regulation in the Rest of World

For other countries outside of the EU, such as countries in Eastern Europe or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical trials are conducted in accordance with GCP and the other applicable regulatory requirements. We submitted an application for marketing approval for Paclical in Russia, and received approval on April 20, 2015.

After up-coming discussions with FDA and EMA, we might initiate a new Phase III clinical trial of Docecal for the treatment of metastatic breast cancer. Based on existing pivotal trials, we expect to file for marketing approval in Russia in 2018.

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

The Center for Veterinary Medicine at the FDA (“CVM”) regulates animal pharmaceuticals under the Food, Drug and Cosmetics Act. The USDA Center for Veterinary Biologics regulates veterinary vaccines and some biologics pursuant to the Virus, Serum, Toxin Act. The EPA regulates veterinary pesticides under the Federal Insecticide, Fungicide and Rodenticide Act. Many topical products used for treatment of flea and tick infestations are regulated by the EPA.

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

To begin the development process for our products in the U.S., we will establish an INAD file with the CVM. We will then hold a pre-development meeting with the CVM to reach a general agreement on the plans for providing the data necessary to fulfill requirements for a New Animal Drug Application (“NADA”). During development, we will submit pivotal protocols to the CVM for review and concurrence prior to conducting the required studies. We will gather and submit data on manufacturing, safety and effectiveness to the CVM for review, and this review will be conducted according to timelines specified in the Animal Drug User Fee Act. Once all data have been submitted and reviewed for each technical section — safety, effectiveness and Chemistry, Manufacturing and Controls (“CMC”) — the CVM will issue to us a technical section complete letter as each section review is completed, and when all three letters have been issued, we will compile the Freedom of Information Summary, the proposed labeling, and all other relevant information, and submit these as an administrative NADA for CVM review. Generally, if there are no deficiencies in the submission, the NADA will be issued within four to six months after the submission of the administrative NADA. After approval, we will be required to collect reports of any adverse events and submit them to the CVM on a regular basis.

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

Animal Health Product Regulation in the Rest of World

Each other country has its own regulatory requirements for approving and marketing veterinary pharmaceuticals. Many country-specific regulatory laws contain provisions that include requirements for labeling, safety, efficacy and manufacturers’ quality control procedures to assure the consistency of the products, as well as company records and reports. With the exception of the EU, the regulatory agencies of most other countries generally refer to the FDA, USDA, EMA, and other international animal health entities, including the World Organization for Animal Health and the Codex Alimentarius Commission, in establishing standards and regulations for veterinary pharmaceuticals and vaccines.

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

Safe for the intended use.   To determine whether a new veterinary drug is safe for use, regulatory bodies will require us to provide data from a safety study generated in laboratory dogs and cats tested at doses higher than the intended label dose, over a period of time determined by the intended length of dosing of the product. In the case of the CVM, the design and review of the safety study and the study protocol are completed prior to initiation of the study to help assure that the data generated will meet FDA requirements. These studies are conducted under rigorous quality control, including Good Laboratory Practice, to assure integrity of the data. They are designed to clearly define a safety margin, identify any potential safety concerns, and establish a safe dose for the product. This dose and effectiveness is then evaluated in the pivotal field effectiveness study where the product is studied in the animal patient population in which the product is intended to be used. Field safety data, obtained in a variety of breeds and animals kept under various conditions, are evaluated to assure that the product will be safe in the target population. Safety studies are governed by regulations and regulatory pronouncements that provide the parameters of required safety studies and are utilized by regulatory bodies in the U.S., the EU and Japan.

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

Defined Manufacturing Process.   To assure that the product can be manufactured consistently, regulatory agencies will require us to provide documentation of the process by which the API is made and the controls applicable to that process that assure the API and the formulation of the final commercial product meet certain criteria, including purity and stability. The drug development process is known as Chemistry, Manufacturing and Controls, or CMC. After a product is approved, we will be required to communicate with the regulatory bodies any changes in the procedures or manufacturing site. Both API and commercial formulations are required to be manufactured at facilities that practice cGMP.

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

C. Organizational Structure

As per April 30, 2018, the Group consists of the parent company Oasmia Pharmaceutical AB and the subsidiaries Oasmia Incentive AB, Qdoxx Pharma AB, AdvaVet, Inc., Oasmia Pharmaceutical Asia Pacific Limited and Oasmia Rus, Ltd.

Subsidiaries

	Country of incorporation	Ownership	Votes
Qdoxx Pharma AB	Sweden	100%	100%
Oasmia Incentive AB *	Sweden	100%	100%
AdvaVet, Inc. **	USA	100%	100%
Oasmia Pharmaceutical Asia Pacific Limited	Hong Kong	100%	100%
Oasmia Rus, Ltd.	Russia	80%	80%

* name changed from Oasmia Animal Health AB

** name changed from Oasmia Pharmaceutical Inc.

D.  Property, Plant and Equipment

See "—B. Business Overview—Facilities" for a description of our leased premises. Our equipment includes computers, office equipment, furniture and manufacturing equipment with a net book value at April 30, 2018 and 2017 of TSEK 15,528 and TSEK 18,368, respectively. Our manufacturing equipment is owned by the Company and placed in Uppsala and in Germany for the use by a Company vendor who provides contract manufacturing services to the Company. The net book value of our manufacturing equipment at April 30, 2018 was TSEK 13,331 compared to TSEK 15,776 at April 30, 2017. None of our research and manufacturing equipment is leased and there are no liens or encumbrances on our equipment.

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

A . Operating Results Overview

Overview

We are a pharmaceutical company focused on innovative treatments within human and animal oncology. Our product and product candidates utilize a proprietary, nanoparticle formulation technology that is designed to facilitate the administration of intravenously-delivered active pharmaceutical ingredients, without the addition of toxic solvents. We believe our formulation may result in improved safety, efficacy and ease of administration over existing drugs. Our initial development and commercialization efforts are focused on creating novel formulations of well-established chemotherapeutic drugs that can be used for the treatment of cancer in both humans and companion animals. We have five human oncology product candidates in pre-clinical and/or clinical development, and two veterinary oncology product candidates. In October 2016, Oasmia acquired a cancer project from Karo Pharma with promising results in pre-clinical models for a number of different types of cancer. We disclosed positive Overall Survival results from Phase III study of or lead human product for treatment of ovarian cancer in the April, 2016. In February 2014, we received conditional approval by the FDA for our initial veterinary oncology product. However, this conditional approval was withdrawn in in January 2017 in order to investigate another dosage regimen.

Our lead products utilize paclitaxel, the active ingredient of Taxol and Abraxane, two widely used cancer drugs marketed by Bristol-Myers Squibb and Celgene, respectively. Based on the potential benefits of our proprietary formulation technology, we are pursuing a strategy to replace the use of existing paclitaxel-based products in multiple cancers with our novel formulations. Our formulation is currently called Paclical for human indications, and Paccal Vet for veterinary indications. In the submission of a marketing authorization application (“MAA”) to the EMA, the name Apealea is used instead of Paclical. We own the global commercial rights to Paclical, excluding Israel, Turkey, Russia, the Commonwealth of Independent States (“CIS”), Ukraine, Georgia and Turkmenistan. We have licensed the commercial rights to Paccal Vet for sale in Japan. Paclical received marketing approval in Russia in April 2015, in Kazakhstan in January 2018 and in EU in July 2018. Doxophos received marketing approval in Russia in August 2017.

Since we do not have sales and marketing operations, we have entered into various licensing and distribution agreements with established pharmaceutical companies to sell Apealea, Paccal Vet, and our other product candidates. We have entered into an agreement with Hetero Group for the commercialization of Paclical in Russia and the CIS, as well as Ukraine, Georgia and Turkmenistan, and a separate agreement with Medison Pharma for the commercialization of Paclical in Israel and Turkey. Furthermore, we have moved all rights for Paccal Vet and Doxophos Vet to our subsidiary in the USA, AdvaVet Inc. Oasmia has entered into an agreement with Nippon Zenyaku Kogyo for the commercialization of Paccal Vet in Japan.

Paccal Vet is the first injectable chemotherapeutic agent authorized for marketing for the treatment of squamous cell carcinoma (a cancer occurring in certain cells in the skin and the lining of other organs) and mammary carcinoma (a cancer occurring in the lining of the milk ducts of the mammary glands) in dogs. We received conditional approval by the FDA for Paccal Vet for the treatment of mammary carcinoma and squamous cell carcinoma under the Minor Use and Minor Species (“MUMS”) designation in the U.S. MUMS designation is a status similar to orphan designation for human drugs, making the sponsor eligible for incentives to support the approval or conditional approval of the designated drug, including seven years of market exclusivity in the U.S. For a description of the qualifications for Paccal Vet to receive the MUMS designation, conditional approval and full approval for dogs, see “Business — Overview.” We withdrew the conditional approval in January 2017 and plan to investigate another dosage regimen.

From our inception through April 30, 2018, marketing and distribution agreements have yielded net cash of SEK 86.96 million in upfront fees and milestone payments and SEK107.14 million in royalties and sales revenue.

In addition to these partnerships, we will eventually directly commercialize Paclical ourselves using a targeted sales strategy or find a collaboration partner depending on our possibility to negotiate satisfactory terms for Oasmia. Currently we retain the rights to commercialize Paclical outside of Russia, CIS, Turkey and Israel. On November 5, 2015, we announced the final results of a study of a head-to-head pharmacokinetic comparison between Paclical and Abraxane, which found that the concentration of both total and unbound paclitaxel in plasma was similar.

We are a newly-commercial stage company with one product for human use approved for marketing and sale, and given our recent change from development stage to commercial stage, we have not generated any significant revenue other than milestone payments from our commercial partners. We have incurred significant net losses since our inception on April 15, 1988. We incurred net losses of SEK 118.01 million, SEK 160.24 million and SEK 141.54 million for the fiscal years ended April 30, 2018, April 30, 2017 and April 30, 2016. These losses have resulted principally from costs incurred in connection with research and development activities and general and administrative costs associated with our operations. As of April 30, 2018, we had a deficit accumulated during development stage of SEK 1,009.35 million and cash and cash equivalents of SEK 15.58 million. We expect to continue to incur operating losses in the near future as we continue our clinical and preclinical development programs, apply for marketing approval for our product candidates and, subject to obtaining regulatory approval of our product candidates, establish sales and marketing partnerships in preparation for the potential commercialization of our product candidates.

Oasmia has two products approved in Russia, Paclical and Doxophos. These approvals do not yet create a sufficient cash flow for its business. Accordingly, Oasmia continuously works with various financing alternatives. This work includes entering into discussions with potential partners for licensing of distribution and sales rights, negotiations with new and existing investors, financiers and lenders and that the Company obtains enough resources to assure it that forecasted future revenue streams from regions where the Company's products registered are realized.

Available consolidated liquid assets and unutilized credit facilities as of April 30, 2018 are not sufficient to provide the required capital to pursue the planned activities during the next 12 months. In light of available financing alternatives and the recent developments in the Company, the Board of Directors assesses that the prospects for financing of the Company´s operations in the coming year are good. Should funding not be obtained in sufficient quantities there is a risk that the conditions for continued operation do not exist.

Other than what is disclosed in this annual report, there are at present no significant trends known to us that are reasonably likely to have a material effect on our financial situation.

Events after balance sheet date of April 30, 2018

Sale of veterinary business to AdvaVet completed

All veterinary assets have now been sold to the US-based AdvaVet, Inc. AdvaVet has recruited management and its board of directors is working with several American advisors to ensure financing, development and commercialization.

Adjustment of terms of loan

The Company, Arwidsro Investment and MGC Capital have agreed on an extension until September 30, 2018 for payment of the loan made on January 2, 2018. This is so that the Company will be given time to complete ongoing activities. In all other respects the same terms apply to the loan.

Results from Oasmia Pharmaceutical’s Phase III study was presented at ASCO annual meeting

Oasmia presented the follow-up results from the study including 789 patients with platinum-sensitive recurrent ovarian cancer. Patients with disease relapse constitute a group that could benefit from further treatment options. The study results show that Apealea in combination with carboplatin has a similar effect as standard treatment with regard to overall survival. The patients in the Apealea group survived for an average of 25.7 months and the patients with standard treatment survived 24.8 months from study start. Also, the time to progression was similar between the Apealea group and standard treatment group (hazard ratio 0.86 (95% confidence interval: 0.72-1.03) in favor of Apealea). The results are further strengthened by sub-group analyses in the study showing similar effects.

Orphan Status within the EU

Oasmia withdrew its orphan designation for Apealea in the EU considering among other facts that the prevalence of the indication ovarian cancer, several times exceed the limitation which EMA has as a threshold for approving orphan status of pharmaceuticals.

EMA

The Committee for Medicinal Products for Human Use (CHMP) asked Oasmia to respond to remaining outstanding issues in written form within the standard procedure timeline. Oasmia responded to these remaining issues on August 21, 2018.

Financial development after balance sheet day

Short-term loans of SEK 26,000 thousand matured on May 31, 2018. Of this sum, SEK 17,000 thousand has been repaid up until the day of the signing of this Annual Report. The remaining SEK 9,000 thousand has been extended after closing day to September 30, 2018.

Short-term loans of SEK 6,000 thousand matured on June 30, 2018. These have been extended after closing day to September 30, 2018.

On July 31, 2018 the loan from Nexttobe including interest and totaling SEK 109,699 thousand matured. This loan has in August 2018 been replaced by loans from a consortium according to previous communication. These new loans mature on September 30, 2019. Beginning of September 2018, one of the lenders, and warrant holder, has utilized 8,064,516 warrants for the issue of 8,064,516 new shares, each with a subscription of SEK 3.10 per share, totaling SEK 25,000 thousand, which will be set off against the loan.

During July 2018 SEK 9,000 thousand of the convertible loan issued in November 2017 was converted into 2,903,224 new shares. In September 2018 2,857,142 new shares will be issued following the conversion of convertible instruments from the convertible loan issued in April 2018.

On September 7, 2018 a convertible loan of 32 convertible instruments at a nominal value of SEK 1,100,000 per instrument, totaling SEK 35,200 thousand, was issued. The conversion rate is SEK 7.70 and if the loan is fully converted 4,571,424 new shares will be issued. The convertible loan bears an interest of 8 per cent and matures on September 6, 2019, if not converted earlier.

Trend information

We are currently in an early stage to commercialize products on the market. Accordingly, any trends within the markets in which we operate are expected to have more direct impact on our business in the event that we are successful in commercializing Paclical/Apealea and Doxophos.

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

Financial Operations Overview

Net sales.   We generate net sales pursuant to agreements with our commercial partners. These agreements generally include some of the following sources of revenue: an initial payment, additional milestone payments dependent upon the achievement of certain clinical, regulatory or commercial milestones, invoiced supply price for products delivered to commercial partners and royalties on product sales of licensed products when such product sales occur. Net sales also include amounts earned from the sale of miscellaneous supplies, such as sterile water. We recognize net sales when the amount earned can be measured in a reliable way and when we have determined it is likely that future economic benefits will accrue to us and certain criteria have been met, which will vary based on specific contractual arrangements. Revenue from licensing arrangements and product sales during the fiscal year ended April 30, 2018 amounted to SEK 3,007 thousand for the fiscal year ended April 30, 2017 amounted to SEK 0 (zero) and for the fiscal year ended April 30, 2016 amounted to SEK 6,077 thousand.

Change in inventory of products in process and finished goods

Change in inventory of products in process and finished goods consists of the change in book value of products in process and finished goods and refers to manufacturing of ordered products which are planned to be sold on the Russian market during the coming months.

Capitalized development cost.   Capitalized development cost consists of expenditures for materials and services used in development of the intangible asset and employee benefit expenses for staff engaged in developing the intangible asset. Expenditures for research and development operations are generally expensed as they occur. Development costs which are attributable to clinical trials and registration are capitalized to the extent that they are expected to generate future economic benefits. We have determined that the beginning of Phase III trials is the earliest point for capitalization of development expense. This has been applied for Paccal Vet and Paclical, for which all conditions for capitalization are fulfilled. These conditions are generally met when it is probable that expected future economic benefits attributable to an asset will flow to us and the asset’s cost can be measured reliably. The disclosure of the development costs in Phase III is accounted for gross, i.e., the costs are included in various operating expenses whereas the capitalized part is disclosed on a specific line in the income statement.

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

Results of operations

Comparison of Fiscal Years Ended April 30, 2018 and April 30, 2017

	Year Ended April 30,
	2018	2017
	(in TSEK)
Net sales	3,169	172
Change in inventory of products in progress and finished goods	(1,450)	(1,405)
Capitalized development cost	9,157	7,023
Other operating income	1,753	420
Operating expenses	(116,353)	(146,691)
Financial income	101	85
Financial expense	14,390)	(19,847)
Income taxes	-	-
Income for the period	(118,013)	(160,243)

Net sales

	Year Ended April 30,
	2018	2017
	(in TSEK)
Net sales	3,169	172

Revenues from royalties and sales of products were TSEK 3,007 in the year ended April 30, 2018 and TSEK nil in the year ended April 30, 2017. These consisted of invoiced distribution rights of TSEK 1,595 in the year ended April 30, 2018 and TSEK nil in the year ended April 30, 2017 in connection with the signing of an agreement with the Russian distributor, invoiced deliveries of goods to the tune of TSEK 630 in the year ended April 30, 2018 and TSEK nil in the year ended April 30, 2017 and a share of the profits to the tune of TSEK 783 stemming from sales of these goods. There were revenues from sales of water for injection amounting to SEK 162 thousand in the year ended April 30, 2018 and SEK 172 thousand in 2017.

Change in inventory of products in progress and finished goods

	Year Ended April 30,
	2018	2017
	(in TSEK)
Change in inventory of products in progress and finished goods	(1,450)	(1,405)

Change in inventories of products in progress and finished goods amounted to TSEK (1,450) in the year ended April 30, 2018. This derives from the production of semi-finished products to be included in the production of goods intended for sale. Change in inventory of products in progress, amounting to SEK (1,405) thousand in the previous financial year, derives from the production of semi-finished products that will be included in the production of goods for sale as well as from a write-down of inventories of finished goods that were intended for sale on the Russian market of SEK 5,324 thousand. Change in inventories of products in progress and finished goods amounted to TSEK 9,509 in the previous financial year.

Capitalized development cost

	Year Ended April 30,
	2018	2017
	(in TSEK)
Capitalized development cost	9,157	7,023

Capitalized development cost increased by TSEK 2,134, or 30,4%, from SEK 7.023 million in the year ended April 30, 2017 to SEK 9.157 million in the year ended April 30, 2018. In both years there were two product candidates, Paccal Vet and Paclical, subject to capitalization. For Paclical, capitalization increased by SEK 1,465 thousand, from SEK 7,559 thousand to SEK 9,024 thousand. For Paccal Vet, capitalization decreased by SEK 205 thousand from SEK 338 thousand to SEK 133 thousand in the year ending April 30, 2018. The increase in capitalized development costs during the financial year is primarily because the increase in capitalized cost for Paclical mainly comprise of activities related to the approval process in EMA. The Paccal Vet study for the treatment of mammary cancer in dogs had lower activity compared to the previous year.

Other operating income

	Year Ended April 30,
	2018	2017
	(in TSEK)
Other operating income	1,753	420

For the year ended April 30, 2018, other operating income increased to SEK 1,753 thousand, compared to SEK 420 thousand in the prior year. Oasmia has been involved in an ongoing legal dispute for a number of years with a supplier concerning delivery of defective production equipment. This dispute was settled in November 2017 by means of conciliation whereby Oasmia was awarded compensation of SEK 1,300 thousand, which has been recorded as other operating income. Favorable exchange gains of SEK 157 thousand in the year ended April 30, 2018 compared to SEK 202 thousand for the year ended April 30, 2017.

Operating expenses

	Year Ended April 30,
	2018	2017
	(in TSEK)
Raw materials, consumables and goods for resale	2,953	2,984
Other external expenses	60,235	79,904
Employee benefit expenses	48,371	59,295
Depreciation, amortization and impairment	4,794	4,508

Total operating expenses	116,353	146,691

Operating expenses including depreciation and amortization decreased by SEK 30.34 million, or 20.7%, from SEK 146.7 million to SEK 116.4 million, for the year ended April 30, 2018 compared to the financial year before.

The decrease is mainly attributable to lower costs for clinical studies during the period. The decrease is mainly attributable to lower costs for bad debt losses, clinical studies and employees. The decrease in employee benefit expenses is largely due to the fact that the rationalization program which was started the previous financial year has had an impact this year. The average number of employees decreased by 16 persons or 21% from 75 in April 30, 2017 to 59 in April 30, 2018 and resulted in lower employee benefit costs.

Financial income

	Year Ended April 30,
	2018	2017
	(in TSEK)
Financial income	101	85

Financial income in the year ended April 30, 2018 amounted to SEK 101 thousand, compared to SEK 85 thousand in previous year. The increase is mainly due to increased foreign exchange gains related to bank balances in foreign currencies.

Financial expense

	Year Ended April 30,
	2018	2017
	(in TSEK)
Financial expense	14,390	19,847

Oasmia has a loan of SEK 102,419 thousand from Nexttobe AB, which up until October 31, 2016 was Oasmia’s second largest shareholder. This loan carries interest of 8.5 percent. It matured on July 31, 2018 and has in August 2018 been replaced by loans from a consortium according to previous communication. These new loans mature on September 30, 2019.

These new loans base on a promise of credit granted in December 2017. When this promise of credit was received, 34,838,709 warrants were issued to the parties who had granted the promises of credit. Their market value has been calculated to be SEK 12,542 thousand, and this figure has been included in equity. The warrants mature on August 15, 2019 and can be redeemed in exchange for 34,838,709 shares at a price of SEK 3.10 per share.

In April 2017, a convertible loan comprising 26 convertible instruments was issued at a price of SEK 1,000 thousand each, in total SEK 26,000 thousand. These convertible debt instruments carried interest of 8.5% and matured on April 18, 2018. Upon maturity accrued interest was paid while the principal was replaced by short-term promissory notes which carry interest of 8.5% until maturity on May 31, 2018. Until signing of this report SEK 17,000 thousand of these promissory notes have been paid and the remaining SEK 9,000 thousand have been renegotiated and mature on September 30, 2018.

In June 2017 a convertible loan of SEK 42,000 thousand matured, and upon maturity was replaced by non-negotiable promissory notes. Of these promissory notes, SEK 39,000 thousand was repaid during the year and new promissory notes of SEK 3,000 thousand were issued. At April 30, there were thus non-negotiable promissory notes of SEK 6,000 thousand in total carrying 8.5 percent interest and maturing on September 30, 2018.

In order to replace repaid promissory notes, a new convertible loan of SEK 28,000 thousand was issued in November 2017. This loan consists of 28 convertible instruments of SEK 1,000 thousand each. The loan carries 8.0 percent interest and matures on November 30, 2018 unless there is prior conversion. These convertible instruments can be converted at a price of SEK 3.10 per share. In the event of full conversion, 9,032,258 new shares would be issued. SEK 21,000 thousand had been received for these instruments at April 30, 2018. The remaining SEK thousand 7,000 was received at the beginning of May 2018.

In April 2018, a convertible loan comprising 26 convertible instruments was issued at a price of SEK 1,000 thousand each, in total SEK 26,000 thousand. The loan carries 8 percent interest and matures on April 22, 2019, unless there is prior conversion. These convertibles can be converted at a price of SEK 4.90 per share. Full conversion would entail the issue of 5,306,122 new shares. At April 30, 2018 the company had not yet received funds for this loan.

Convertible loans financial liabilities valued at amortized cost

In contrast to a bond loan, convertible debt instruments provide both the right to carry interest and the opportunity to receive a certain number of shares instead of repayment of the loan. This additional benefit means that the interest rate of the convertible debt instruments is lower than the market interest rate for an equivalent bond loan. The fair value of the benefit Oasmia received due to the lower interest rate is recorded, after a deduction for issuance expenses, directly against equity. The debt component of the convertibles, i.e., excluding the equity component indicated above, is recorded after a deduction for issue expenses at its fair value as a liability in the balance sheet the first time it is recorded. The interest expense is calculated thereafter according to the effective interest method and is charged to the income statement.

Interest expense on above described convertible loan programs and other borrowings amounts to SEK 12.31 million in the year ended April 30, 2018 compared to SEK 13.49 million in the year ended April 30, 2017.

Financial expenses also consist of other financial expenses related to convertible loans and exchange losses related to bank balances in foreign currencies. Exchange losses from bank balances in foreign currencies decreased by SEK 4.28 million from SEK 6.36 million in the year ended April 30, 2017 to SEK 2.08 million in the year ended April 30, 2018.

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

Operating expenses including depreciation and amortization decreased by SEK 18.61 million, or 11.3%, from SEK 165.3 million to SEK 146.7 million, for the year ended April 30, 2017 compared to the prior financial year.

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

In December 30, 2016, Oasmia had a loan of SEK 94.4 million from Nexttobe AB. This loan, including accrued interest of SEK 8,0 million was replaced with a new loan of SEK 102.4 million in the fiscal year ended April 30, 2017, which carries an interest rate of 3.5 percent and is due for payment on September 30, 2017. Interest expense on the loan from Nexttobe, amounts to SEK 6.5 million in the year ended April 30, 2017 compared to SEK 7.6 million in the year ended April 30, 2016.

At the end of the previous financial year, in April 2016, a convertible loan comprising 28 convertible instruments was issued at a price of SEK 1,000,000 per convertible instrument, totaling SEK 28,000 thousand. This convertible loan, which carried interest of 8.5%, fell due on April 14, 2017. Upon maturity accrued interest of SEK 2.4 million was paid and 2 convertible instruments of SEK 1,000,000 were repaid. The remaining convertible instruments were replaced by a new convertible loan comprising 26 convertible instruments at a price of SEK 1,000,000 per convertible instrument, in total SEK 26,000 thousand. This convertible loan falls due for payment on April 18, 2018, unless there is prior conversion, and carries interest of 8.5 percent. These convertible instruments can be converted at a price of SEK 8.00 per share. Full conversion would entail the issue of 3,250,000 new shares.

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

Convertible loans financial liabilities valued at amortized cost

In contrast to a bond loan, convertible debt instruments provide both the right to carry interest and the opportunity to receive a certain number of shares instead of repayment of the loan. This additional benefit means that the interest rate of the convertible debt instruments is lower than the market interest rate for an equivalent bond loan. The fair value of the benefit Oasmia received due to the lower interest rate is recorded, after a deduction for issue expenses, directly against equity. The debt component of the convertibles, i.e., excluding the equity component indicated above, is recorded after a deduction for issue expenses at its fair value as a liability in the balance sheet the first time it is recorded. The interest expense is calculated thereafter according to the effective interest method and is charged to the income statement.

Interest expense on above described convertible loan programs amounts to SEK 6.3 million in the year ended April 30, 2017 compared to SEK 0.1 million in the year ended April 30, 2016.

Furthermore, Oasmia had a bank loan from Nordea amounting to SEK 20 million that was repaid on December 30, 2016. Interest expense for this loan was SEK 0.1 million in the fiscal year ending April 30, 2017 and SEK 0.4 million 2016.

Financial expenses also consist of exchange losses related to bank balances in foreign currencies. Exchange losses from bank balances in foreign currencies decreased by SEK 1.2 million in the year ended April 30, 2017 compared to the year ended April 30, 2016.

Jumpstart Our Business Startups Act (“JOBS Act”)

On April 5, 2012, the JOBS Act was signed into law in the United States. The JOBS Act permits an emerging growth company such as us to take advantage of relief from certain regulatory burdens that are otherwise generally applicable to public companies. Among the otherwise applicable requirements is an exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act in the assessment of an emerging growth company’s internal control over financial reporting. We have elected to rely on this exemption and will not provide such an attestation from our auditors. In addition, we are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements afforded by the JOBS Act, including the exemption from complying with any requirement that may be adopted by PCAOB regarding mandatory audit firm rotation or requiring any supplement to the auditor’s report provide additional information about the audit and the financial statements (auditor discussion and analysis).

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

B. Liquidity and Capital Resources.

Sources of funds

Our primary uses of cash are to fund research and development expenses and capital expenditures. However, since we launched Paclical in Russia during 2015/2016 and entered into a commercialization phase we have an increasing use of cash for production of commercial products.

In recent years, we have largely funded our operations and growth from loans, share issuances and milestone payments from our partners and licensees. Our cash flows may fluctuate, are difficult to forecast and will depend on many factors including:

•	the realization of revenue from our product and product candidates, which will rely upon the timing of regulatory approvals, the marketing efforts of our commercial partners, and the price levels achieved by our partners;

•	The need of additional funds in a period with increasing commercial activities depending on increasing production and growing working capital;

•	the extent of success in our pre-clinical and clinical stage research programs which will determine the amount of funding required to further the development of our product candidates;

•	the outcome, timing and cost of regulatory approvals of Paccal Vet, Paclical/Apealea, Doxophos Vet and our other product candidates;

•	the timing of achievement of the milestones receivable if Paccal Vet, Paclical/Apealea, Doxophos Vet and our other product candidates are approved and launched in the U.S. and elsewhere;

•	the extent to which we seek to retain development rights to our pipeline of new product candidates or whether we seek to license such candidates to a partner who will fund future research and development expenditure in return for a right to share in future commercial revenue;

•	the terms and timing of new strategic collaborations;

•	the number and characteristics of the product candidates that we seek to develop;

•	the costs involved in filing and prosecuting patent applications and enforcing and defending potential patent claims; and

•	the costs of hiring additional skilled employees to support our continued growth.

Borrowing and unutilized credit facilities

On April 30, 2018 we had the following loans and credit lines: (i) one loan from Nexttobe, amounting to SEK 102.4 million with a fixed annual interest rate of 8.5%. This loan matured on July 31, 2018 and has in August 2018 been replaced by loans from a consortium according to previous communication. These new loans mature on September 30, 2019., (ii) 28 convertible debt instruments (2017:3) of SEK 1 million each, due November 30, 2018*) with an interest rate of 8%, (iii) 26 convertible debt instruments (2018:1) of SEK 1 million each, due in April 22, 2019 *) with an interest rate of 8.0%, (iv) Non-negotiable promissory notes of SEK 6.0 million issued in June 2017 with an interest rate of 8.5% due in June 30, 2018. This loan has been prolonged and matures on September 30, (v) Non-negotiable promissory notes of SEK 26.0 million issued in April 2018 with an interest rate of 8.5% due in May 31, 2018. Of this loan SEK 17.0 million have been repaid until the day of signing this report and the remaining SEK 7.0 million have been prolonged and matures on September 30, (vi) one unutilized SEK 5 million credit facility with Nordea with a variable interest rate upon utilization, and (v) one unutilized credit facility of SEK 40 million with Alceco, with a fixed interest rate of 5% upon utilization.

*) Of the SEK 28.0 million convertible debt instrument (2017:3), SEK 7.0 million had not been paid in as per April 30, 2018, but were paid in during May 2018. Of the SEK 26.0 million convertible debt instrument (2018:1), none have not been paid in as per April 30, 2018, but were fully paid in at the time of signing this report.

Available consolidated liquid assets and unutilized credit facilities as of April 30, 2018 are not sufficient to provide the required capital to pursue the planned activities during the next 12 months. In light of available financing alternatives and the recent developments, the emergence of a new largest shareholder and new market approval for Doxophos and also the new relationship with Hetero Group, its new marketing and distribution partner, the Board of Directors assesses that the prospects for financing of the Company´s operations in the coming year are good. However, should funding not be obtained in sufficient quantities there is a risk that we be required to curtail or cease operations.

Comparison of Fiscal Years Ended April 30, 2018 and April 30, 2017

Summary of cash flows

	Year Ended April 30,
	2018	2017
	(in TSEK)
Cash flow from operating activities	(123,634)	(133,011)
Cash flow from investing activities	(21,452)	12,039
Cash flow from financing activities	132,656	122,755

Cash flow from operating activities

The negative cash flow from operating activities for the fiscal year ended April 30, 2018, SEK 123.63 million, consists of the operating income loss, SEK 103.72 million, adjusted for depreciation and amortization, SEK 6.42 million, unfavorable changes in working capital, SEK 16.31 million, plus interest received, SEK 0.10 million, less interest paid, SEK 10.13 million. The significant items in the changes in working capital included a decrease in accounts payable of SEK 11.76 million, a decrease in inventories of SEK 2.87 million, an increase in accounts receivable of SEK 1.54 million, a decrease in other current liabilities of SEK 6.21 million and a decrease of other short term receivables of SEK 0.34 million.

Cash flow from investing activities

For the fiscal year ended April 30, 2018, cash flow used in investing activities amounted to SEK 21.45 million. Capital expenditure included intangible assets of SEK 21.04 million, which consisted of capitalized development costs of SEK 9.16 million and patents of SEK 11.88 million. The majority, SEK 10.55 million, of this year’s investments in patents comprise acquisitions of new patent rights which extend protection of XR17 by a further 8 years up until 2036. Investments in tangible assets amounted to SEK 0.42 million, which primarily related to the purchase of production equipment.

In the financial year ended 30 April 2017, divestment of short term investments generated SEK 20 million in cash and therefore there was a cash inflow from investments then. These short-term investments were frozen as security for a bank loan that was repaid when the investments were divested.

Cash flow from financing activities

For the fiscal year ended April 30, 2018, cash flow provided by financing activities amounted to SEK 132.66 million compared to SEK 122.76 million in the previous financial year. A new share issue generated a gross amount of SEK 159.28 million for the company while the outflow for issue expenses amounted to SEK 11.36 million. A convertible loan of SEK 42.0 million matured during the year and was replaced at maturity by non-negotiable promissory notes. Of this debt, SEK 39.0 million has been repaid while new loans of total SEK 3.0 million have been taken.

In November 2017 a convertible loan of SEK 28.0 million was issued, of which SEK 21.0 million had been paid to the company up until April 30, 2018. Issue expenses of SEK 0.47 million had been paid by the company at this date

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

In April 2017, a private placement of 26 convertible debt instruments (no. 2017:2) at a price of SEK 1,000,000 and a total amount of SEK 26.0 million were directed issued, by means of partly set-off, to current holders of convertibles (2016:1) which matured on April 14, 2017. Accrued interest and repayment of SEK 2.0 million were settled by the company. The convertible debt instruments are due on April 18, 2018 if conversion is not made before then. The loan carries an interest of 8.5 % and can be converted to a price of SEK 8.00 per share. Full conversion would entail that 3,250,000 new share were issued.

In March 2017, a private placement of 42 convertible debt instruments (no 2017:1) at a price of SEK 1,000,004.60 each were issued, which provided the Company with SEK 42,000,193 in gross proceeds. After deductions for issue expenses amounting to SEK 266 thousand the share issue and issue of convertible debt instruments provided the company in April 2017 with SEK 41,734 thousand in liquidity. The loan was interest free the conversion price was SEK 5.95 per share. The convertible debt instruments were converted into 7,058,856 of our ordinary shares on the maturity date of April 25, 2017.

In November 2016, the former second largest shareholder, Nexttobe AB, extended its loan to the company. The new loan includes accrued interest for 2016 and amounts to SEK 102.4 million and replaced the loan of SEK 94.4 million. The interest for the new loan is set to 3.5 % and the loan is due September 30, 2017.

In October 2016 a private placement was consummated wherein 8,750,000 Ordinary Shares were issued. The issue price was SEK 8.00 per share and gross proceeds provided the Company with SEK 70.0 million in proceeds.

In October 2016, an offset issue of 3,080,000 Ordinary Shares were issued in order to purchase, for SEK 25 million, a cancer project of Karo Pharma. The issue price was approximately SEK 8.12 per share.

In June 2016, a private placement of 42 convertible debt instruments (no 2016:2) at a price of SEK 1,000,000 each were issued, which provided the Company with SEK 42,000 thousand in gross proceeds. After deductions for issue expenses amounting to SEK 4,605 thousand the issue of convertible debt instruments provided the company in June and July 2016 with SEK 37,395 thousand in liquidity. The convertible debt instruments are due on June 9, 2017 if conversion is not made before then. The loan carries an interest of 8.5 % and can be converted at a price of SEK 12.00 per share. Full conversion would entail that 3,500,000 new shares be issued.

C. Research and Development, Patents and licenses, etc.

For a description of Oasmia’s Research and Development projects and activities please see Item 4. B.

Research and Development Expenses

Research and development expenses are incurred for the development of new products and processes and include conducting clinical trials, development materials, payroll, including scientists and professionals for product registration and approval, external advisors and the allotted cost of manufacturing facility for research and development purposes. Expenditures for research and development are expensed as they occur. Development costs attributable to clinical trials and registration are capitalized to the extent that they are expected to generate future economic benefits. We have determined the beginning of Phase III as the earliest point for capitalization of development expense. This has been applied to two pharmaceutical candidates, for which all conditions for capitalization are fulfilled. Funds spent on research and development as included in the income statement line items, is disclosed below.

Comparison of Fiscal Years Ended April 30, 2018 and April 30, 2017

	Year Ended April 30,
	2018	2017
	(in TSEK)
Raw materials, consumables	1,822	1,228
Other external expenses	31,568	50,048
Employee benefit expenses	29,220	43,408
Depreciation	2,937	3,178
Total spent on research and development activities	65,546	97,862

Comparison of Fiscal Years Ended April 30, 2017 and April 30, 2016

	Year Ended April 30,
	2017	2016
	(in TSEK)
Raw materials, consumables	1,228	1,208
Other external expenses	50,048	68,934
Employee benefit expenses	43,408	39,951
Depreciation	3,178	3,518
Total spent on research and development activities	97,862	113,611

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

At the end of each fiscal year, we perform an assessment of whether there is a need for impairment of the capitalized development cost. The impairment test on intangible assets is based on a discounted cash flow model per cash generating unit (“CGU”). The CGUs are the regional markets for the two product candidates in Phase III. We have made the judgment that there is no need for impairment since of the two pharmaceutical candidates that are capitalized one has already received conditional approval, and approval for the other lies, according to management estimates, within the foreseeable future. We estimate that future profits motivate the value of the assets.

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

D. Trend information

See “Item 5.A Operating results”

E. Off-balance Sheet Arrangements.

As of April 30, 2018, we have no off-balance sheet arrangements that have or are reasonably likely to have current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital resources.

F. Tabular disclosure of contractual obligations.

The following table summarizes our contractual commitments and obligations as of April 30, 2018.

	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in TSEK)
Operating lease obligations (1)	14,692	6,298	5,641	2,135	619
Purchase obligations (2)	147,465	7,115	49,923	67,820	22,607
Interest Payments	12,818	12,818	-	-	-
Short-term debt obligations (3)	188,419	188,419	-	-	-
Total contractual cash obligations	363,394	214,649	55,564	69,955	23,225

(1)	Consists of the leasing of premises and lease of office equipment. Leasing of premises amounts to SEK 6.3 million and lease of office equipment SEK 0.1 million in the year ending April 30, 2018. The expiration dates for the leasing contracts regarding premises are December 31, 2019, March 31, 2020, January 31, 2021, December 31, 2021 and December 31, 2023. These leases automatically extend for an additional 3 years if not terminated within 9 months’ notice.

(2)	Mainly consists of a purchase contract with obligations for Oasmia to purchase a minimum number of product vials for each contract year.

(3)	Short-term obligations include repayment of loan to Nexttobe AB of SEK 102.4 million, repayment of convertible debt instruments of SEK 54.0 million and repayment of non-negotiable promissory notes of SEK 32.0 million.

Contracts with our venders that allow us to cancel the contract on short notice without financial penalty are excluded from the above table.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management.

The following table sets forth the names, ages and positions of our executive officers and directors as of the date of this Annual Report:

Name	Age	Position
Executive Director:
Julian Aleksov	53	Executive Chairman of the Board
Executive Officers:
Mikael Asp	55	Chief Executive Officer and Head of Quality Assurance
Anders Blom	49	Executive Vice President and Chief Financial Officer
Non-Executive Directors:
Bo Cederstrand	79	Director
Alexander Kotsinas	50	Director
Lars Bergkvist	54	Director
Per G Langö	49	Director

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

Anders Blom has served as Executive Vice President since September 1, 2014 and is Chief Financial Officer since October 4, 2017. He has 20 years of experience from international strategic business development and finance at Galderma (former Q-Med AB) and Pharmacia. Anders was previously CEO of Nexttobe, a life science focused venture capital firm based in Uppsala. He has a Master of Business Administration degree from Uppsala University.

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

Alexander Kotsinas has served on our board of directors since September 2013. He is currently working as Director Finance at Lindorff AB. Alexander worked as an independent consultant for Nexttobe AB from 2016 to 2017, and as a Partner at Nexttobe AB from 2011 to 2016. He has been Vice President at Investor AB and has worked at Ericsson. He was the Vice President and CFO at Q-Med AB from 2008 to 2011, and was the CFO at Life Europe AB in 2007 and at Tre-Hi3G Access AB from 2003 to 2006. He has a Master of Science degree in Applied Physics from the Royal Institute of Technology, Stockholm and a Bachelor of Science Economics from the Stockholm School of Economics.

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

Per Langö, has served on our board of directors since September 2017. Per Langö has extensive international and commercial experience in launching and establishing global products in various therapeutic areas. During his career, he has been responsible for a large number of international business development efforts, including major licensing and public transactions. At present Per Langö is employed by Nestlé Skin Health. He holds a Masters Degree in Economics from Uppsala University.

B. Compensation

Compensation of Directors and Executive Management Board

The following discussion provides the amount of compensation paid, and benefits in kind granted, by us to our directors and executive officers for services in all capacities to us for the year ended April 30, 2018.

Directors Compensation

For the year ended April 30, 2018, the table below sets forth the compensation paid to our directors.

Year Ended April 30, 2018 Directors Compensation

Name	Base salary/ Board fees	Remuneration upon termination of employment	Variable remuneration	Social security incl. special employer´s contribution	Pension/ sickness benefit	Total
	(In TSEK)
Julian Aleksov (1) Executive Chairman of the Board	1,702	-	30	650	456	2,838
Bo Cederstrand Director	150	-	-	25	-	175
Alexander Kotsinas Director	150	-	-	47	-	197
Per Langö (2) Director	88	-	-	27	-	115
Lars Bergkvist Director	150	-	-	47	-	197
Mikael Asp CEO	1,378	-	4	510	334	2,226
Other senior executives (1 people at end of year, 2 people on average during financial year) (3)	2,787	202	15	1,107	675	4,786
Other senior executives in subsidiaries	326	-	-	7	78	411

Total	6,732	202	48	2,421	1,543	10,946

(1)	Julian Aleksov is an employee of the company and receives a monthly salary.

(2)	Mr. Langö was appointed in September, 2017.

(3)	One senior executive resigned during the fiscal year.

Remuneration of the Chairman of the Board and members of the board of directors is decided at each annual general meeting. There is no remuneration for participation in the nomination committee or any of the other committees. Upon special agreement, up until September 2017, we paid members of the board of directors their compensation through a company wholly owned by the board member. In such cases, the invoice amount was increased by social security and VAT. Accordingly, board member fees for Mr. Bergkvist were paid through Axli AB until September 2017 and board member fees for Mr. Kotsinas was paid through Windride AB between April 2017 and September 2017. As from October 2017 all Board members have their Board fees paid as earned income, which is subject to an employer´s contribution from Oasmia.

Executive Officers Compensation

Compensation for each executive officer is comprised of base salary, pension allocation of base salary, directors’ and officers’ liability insurance, and the medical benefits described below. Executive directors also receive private health insurance and health care insurance. The total amount of compensation paid to executive officers, whether or not a director, for the year ended April 30, 2018 was SEK 10,946 thousand.

Bonus Plans

We do not currently pay bonuses to any director or employee.

Options and Incentive Programs

Oasmia has introduced a share-based incentive plan comprising options. The purpose of the incentive plans is to encourage Oasmia’s employees and Board members to invest time and effort in the Company in order to be able to benefit from and help promote positive value growth in the Company’s share in the period covered by the plans, and to enable Oasmia to retain and recruit competent and committed employees. The incentive programs 2017:1 and 2017:2 were introduced following a resolution taken by an Extraordinary General Meeting on June 2, 2017. The incentive plan 2017:2 applies to independent members of the Board, while 2017:1 is aimed at the Company’s independent senior management team members. The same EGM also decided that options issued under the incentive plans 2016:1 and 2016:2, decided previously by the Board, will be recalled and cancelled. Plan 2017:1 comprises 3,750,000 options, while plan 2017:2 comprises 3,000,000 options. The options will be transferred to the participants of the plans at the market value of the options, calculated by using the Black & Scholes valuation model. Each option in the plans 2017:1 and 2017:2 will entitle the holder to subscribe for one share in the Company during the period June 16, 2019 to August 16, 2019. The subscription price per share should correspond to 175 per cent of the volume-weighted average price of the Company’s shares according to the Nasdaq Stockholm official list in the period June 9, 2017 to June 16, 2017. In the event that all outstanding options are exercised for shares, the number of shares will increase by a total of 6,750,000, corresponding to dilution of around 5.4 per cent of the number of issued shares on April 30, 2017.

In accordance with the resolution adopted at the Extraordinary General Meeting on June 2, 2017 concerning the issue of warrants, 5,543,182 warrants were issued and paid as a shareholders’ contribution to Oasmia Incentive. These warrants were resold by Oasmia Incentive AB to Oasmia Pharmaceutical AB’s Board and senior management for between SEK 0.17 and SEK 0.22 per warrant, depending on the market value at the time of each individual issue. These warrants generated equity of SEK 1,171 thousand for Oasmia.

Health care and medical care

We offer our employees free medical care and free medicine up to the Swedish high-cost protection ceilings of SEK 1,100 and SEK 2,250, respectively. We also have an agreement with a provider of occupational health services.

Employment Agreements

Julian Aleksov

Mr. Aleksov signed an employment agreement with us on January 1, 2000 to serve as our Chief Executive Officer but is presently our Executive Chairman of the Board; this change in title had no impact on his compensation. The employment agreement is for an unspecified term. As of April 30, 2018, he receives a base salary of SEK 1,701,600 per annum, reviewed annually, plus private health insurance and pension allocations. He does not receive a bonus or any additional perquisites or other annual compensation. The health insurance and healthcare insurance he receives is worth SEK 41,256 and SEK 3,768 annually respectively. His defined contribution pension plan is currently handled through Linder & Partners AB, with an annual pension contribution of SEK 411,873 since the beginning of the last full fiscal year, compared to SEK 405,000 as of the end of the previous fiscal year. He does not receive any additional compensation for serving as a director.

In the event Mr. Aleksov’s employment is terminated by us, Mr. Aleksov shall be entitled to notice of 24 months. If he voluntarily decides to terminate his employment, the notice shall be six months. There is no agreement or arrangement for Mr. Aleksov to receive any severance payments or any additional payments should we undergo a change of control.

Anders Blom

Mr. Blom joined our company on September 1, 2014. As of April 30, 2018, he receives a base salary of SEK 1,602,900 per annum, reviewed annually. His pension plan follows a staircase model whereas his pension allocation is based on his salary and the pension contribution was SEK 509,517 for the fiscal year ended April 30, 2018. The health insurance and healthcare insurance he receives is worth SEK 25,590 and SEK 7,509 annually respectively. He does not receive any other bonus, perquisites or any other annual compensation.

If we terminate Mr. Blom’s employment, he shall be entitled to a notice period of six (6) months. If he voluntarily decides to terminate his employment, the notice period shall be three (3) months. There is no agreement or arrangement for Mr. Blom to receive any severance payments or any additional payments should we undergo a change of control.

Mikael Asp

Mr. Asp signed an employment agreement with us on January 7, 2013. The employment agreement is for an unspecified term. As of April 30, 2018, he receives a base salary of SEK 1,377,600 per annum, reviewed annually. His pension plan follows a staircase model whereas his pension allocation is based on his salary and worth SEK 302,152 annually. The health insurance and healthcare insurance he receives is worth SEK 25,148 and SEK 6,791 annually respectively. He does not receive any other bonus, perquisites or any other annual compensation.

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

Limitations on Liability and Indemnification Matters

Under the Swedish Income Tax Act, if a company directly indemnifies a member of the board of directors or an executive officer or otherwise holds him or her harmless, the amount expended will be regarded as salary upon which we must pay social security contributions, and the director or officer will also be liable for income tax on any such expended amount. Therefore, we maintain directors and officer’s insurance through XL Insurance Company SE and Navigators to insure our directors and executive officers against certain liabilities incurred based on their capacity as a director or an executive officer.

C. Board practice

Board Composition

Our affairs are managed under the direction of our board of directors, which is currently composed of five members. Three of our directors, i.e., Messrs. Kotsinas, Bergkvist and Langö, qualify as independent directors under Rule 5605(a)(2) of the Nasdaq Marketplace Rules. Messrs. Aleksov and Cederstrand are not considered independent under Nasdaq or SEC rules. Directors are elected at each annual general meeting for one-year terms. None of our directors, or our executive officers, has any family relationship with any other director or executive officer, except that Mr. Cederstrand is the grandfather of two of Mr. Aleksov’s children.

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

Audit Committee

The members of our audit committee are Mr. Kotsinas, Mr. Lars Bergkvist and Mr. Per Langö (since September 25, 2017), all of whom qualify as an “independent director” as such term is defined in Rule 10A-3 under the Exchange Act. Mr. Lars Bergkvist serves as chair of the audit committee. Our board of directors has determined that Mr. Bergkvist is a financial expert as contemplated by the rules of the SEC implementing Section 407 of the Sarbanes Oxley Act of 2002. Our audit committee meets at least twice per year with the external auditors and our independent registered public accounting firm without executive board members present and oversees the monitoring of our internal controls, accounting policies and financial reporting and provides a forum through which our external auditors and independent registered public accounting firm reports. The audit committee also oversees the activities of the external auditors and our independent registered public accounting firm, including their appointment, reappointment, or removal as well as monitoring of their objectivity and independence. In addition, the audit committee considers the fees paid to the external auditors and independent registered public accounting firm and determines whether the fee levels for non-audit services, individually and in aggregate, relative to the audit fee are appropriate so as not to undermine independence. During the year ended April 30, 2018, there were six meetings of the audit committee.

Compensation Committee

The members of the compensation committee are Mr. Alexander Kotsinas, Mr. Lars Bergkvist and Mr. Per Langö (since September 25, 2017). Each of the members, qualifies as an independent director under Rule 5605(a)(2) of the Nasdaq Marketplace Rules. Mr. Lars Bergkvist serves as chair of the compensation committee. Our compensation committee reviews, among other things, the performance of our executive directors and sets the scale and structure of their remuneration and the basis of their employment agreements with due regard to the interests of the shareholders. No director has a service agreement with a notice period exceeding one year. During the year ended April 30, 2018, there was one meeting of the compensation committee

Nomination Committee

The nomination committee consists of three members. The first member, currently Mr. Bo Cederstrand, represents the second largest shareholder Alceco International S.A. The second member, currently Mr. Per Arwidsson, represents the largest shareholder Arwidsro Investment AB. The third member is Mr. Aleksov. Mr. Cederstrand serves as chair of the nomination committee and oversees the evaluation of the board of directors’ performance. The primary task of the nomination committee is to present candidates for the board of directors and the Chairman of the Board and to decide their compensation. The nomination committee also presents proposals to the annual general meeting of possible remuneration for committee work and remuneration of external auditor. Proposals of the nomination committee are made public no later than when notice of the annual general meeting is sent. The nomination committee’s mandate extends to when the next nomination has been made public. The nomination committee meets at least once a year.

D. Employees

As of April 30, 2018, we had 58 employees, whereof 56 of them are located in Sweden and 2 in Russia. We have never had a work stoppage and none of our employees is represented by labor unions or covered by collective bargaining agreements. The competence and experience of our employees are among Oasmia’s most important assets. Drug development is a complex process which requires many specialist competencies. A total of 76% of Oasmia’s employees have a university degree and 26% these also have a Ph.D. Many nationalities are represented among the employees, creating a positive, challenging and dynamic work environment. Oasmia strives to continually improve and ensure a healthy and safe work environment. Oasmia will continue to be a safe, healthy and pleasant workplace.

The table below sets forth a breakdown of our employees as at end of each of the past fiscal years by main category of activity.

	As of April 30, 2018	As of April 30, 2017	As of April 30, 2016
Quality control, quality assurance and production	26	31	38
Finance, accounting, and administration	4	5	10
Human resource	1	2	2
Research and development	6	6	8
Clinical development	3	4	3
Regulatory affairs	6	6	5
Logistics, clinical supply and facility management	5	6	4
Public relations and communications, IT	1	2	2
Legal, Business Development	2	1	1
CEO, Executive Vice President, Executive chairman	4	3	2
Total	58	66	75

E. Share ownership

See "Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS —A. Major Shareholders."

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table and related footnotes set forth information with respect to the beneficial ownership of the Ordinary Shares, as of July 31, 2018, by: (i) each of our directors and executive officers, and (ii) each person known to us to own beneficially more than 5% of the Ordinary Shares as of July 31, 2018. As of July 31, 2018, we had 179,309,596 Ordinary Shares issued and outstanding.

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

	Ordinary Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
Greater than 5% Shareholders

Per Arwidsson private and Arwidsro Investment AB (1)	30,314,448	16.91
Alceco International S.A.	19,417,801	10.83
Försäkringsbolaget Avanza Pension	15,175,252	8.46

Directors and Executive Officers
Julian Aleksov (2)	19,567,597	10.91
Bo Cederstrand (3)	19,543,801	10.90
Mikael Asp	8,040	*
Anders Blom	116,850	*
Alexander Kotsinas	-	-
Lars Bergkvist	-	-
Per Langö	30,000	*
All Named Executive Officers and Directors as a Group (6 persons)	19,722,487	11.00

*	Less than one percent.

(1)	The business address for Arwidsro Investment AB is Box 55938, SE-102 16, Stockholm, Sweden. Mr Arwidsson is the control person of Arwidsro Investment AB

(2)	Consists of 19,417,801 shares held through Alceco and 149,796 held by Mr. Aleksov separately. Messrs. Aleksov and Cederstrand are the control persons of Alceco.

(3)	Consists of 19,417,801 shares held through Alceco and 126,000 held by Mr. Cederstrand separately. Messrs. Aleksov and Cederstrand are the control persons of Alceco.

Our shareholders do not have different voting rights. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares by our major shareholders, which means shareholders that beneficially own 5% or more of our ordinary shares, as of July 31, 2018, July 31, 2017 and July 31, 2016, each being the most recent practicable date before reporting for the last three fiscal years.

	2016		2017		2018
Name	# of Shares	% of issued Shares*	# of Shares	% of issued Shares*	# of Shares	% of issued Shares*
Alceco International S.A. (1)	25,536,445	23.82%	21,648,765	12.52%	19,417,801	10.83%
Arwidsro Investment AB (2)	-	-	22,667,856	13.11%	30,314,448	16.91%

(1)	Messrs. Aleksov and Cederstrand are the control persons of Alceco.

(2)	Includes the shares owned privately by Per Arwidsson. The business address for Arwidsro Investment AB is Box 55938, 102 16 Stockholm, Sweden. Mr. Arwidsson is the control person of Arwidsro Investment AB.

B. Related Party Transactions

Transactions with major shareholders and companies controlled by major shareholders

Alceco, Oasmia’s second largest shareholder, see item 7 A Major Shareholders, has made a credit facility of SEK 40 million available to us. The credit facility is valid until December 2018, and is renewed automatically for one-year terms, unless terminated by either party at least three months prior to an expiration date. This credit facility was completely unused at April 30, 2018, as was the case at April 30, 2017. No other transactions took place between Alceco and Oasmia.

After the rights issue carried out in July 2017, Arwidsro Investment AB is Oasmia’s largest shareholder. In connection with the share issue Arwidsro guaranteed a certain amount and thus received a guarantee commission of SEK 4.49 million. During the year Arwidsro also received 24,193,548 warrants with a carrying amount of SEK 8.71 million as compensation for a promise of credit.

Nexttobe, AB was Oasmia’s second largest shareholder up until October 31, 2016, with a shareholding of 18.3 percent. However, this shareholding was divested as of November 1, 2016, which means that the relationship with Nexttobe is no longer a related party relationship. Nexttobe had the following transactions with Oasmia during the last three fiscal years in million SEK:

in SEK million except Interest rate	April 30, 2018	April 30, 2017	April 30, 2016
Financial loan from Nexttobe, as per April 30	102.4	102.4	94.4
Accrued interest as per April 30	5.1	1.2	2.7
Interest rate, percent	8.5	3.5	8.5

Ardenia Investment Ltd, a company controlled to equal parts by Oasmia’s founders Bo Cederstrand and Julian Aleksov, is registered as the applicant and holder of the patents which forms the basis for Oasmia’s business. Through an agreement between Ardenia and Oasmia, the rights to these patents have been transferred to Oasmia. Ardenia cross charges its administration costs for these patents. During the financial year 2017/2018, Oasmia acquired new patent rights that extend the protection of XR17 for a further 8 years to 2036 for SEK 10.55 million.

Cross charged costs and Oasmia’s outstanding liability as per April 30 for the last three fiscal years, million SEK:

	May 1, 2016 – April 30, 2018	May 1, 2015 – April 30, 2017	May 1, 2014- April 30, 2016
Cross charged administration costs	1.57	1.37	2.23
Acquisition of patent	10.55	-
Liability as per April 30	0.00	0.72	0.00

Transactions with Group companies

The Oasmia group consists of the parent company Oasmia Pharmaceutical AB and the Swedish subsidiaries Oasmia Incentive AB (name changed from Oasmia Animal Health AB) and Qdoxx Pharma AB, the Nevada-registered subsidiary AdvaVet, Inc. (name changed from Oasmia Pharmaceutical, Inc.), the Hong Kong-registered subsidiary Oasmia Pharmaceutical Asia Pacific Limited and Moscow-registered subsidiary Oasmia RUS LLC. As per 30 April, 2018, all subsidiaries are owned by Oasmia Pharmaceutical AB to 100%, except the Oasmia RUS, LLC which is owned by 80%. The subsidiaries are thus under the control of Oasmia Pharmaceutical AB.

No sales of goods or services have taken place between the parent company and the Swedish subsidiaries either during this year or the previous year.

The following table shows the loan transactions during the year between the Parent Company and the Swedish subsidiaries and the opening and closing liabilities:

	Qdoxx Pharma		Oasmia Incentive
in SEK thousand	2017/18	2016/17	2017/18	2016/17
Parent Company’s opening liabilities	62	99	1,601	204
Transactions during the year	(20)	(37)	1,140	1,397
Parent Company’s closing liabilities	42	62	2,741	1,601

The Parent Company made a shareholders’ cash contribution of SEK 50 thousand to Qdoxx during the year.

AdvaVet, Inc. (name changed from Oasmia Pharmaceutical, Inc.), was founded in June 2015 by the parent company. The Parent Company paid a shareholders’ contribution of USD 17 thousand during the year, which was reported in the Parent Company as Holdings in Group companies of SEK 145 thousand, and also issued a loan of USD 70 thousand, of which USD 7 thousand has been repaid. The net amount of USD 63 thousand, the Parent Company’s outstanding receivable at April 30, 2018, is reported as Receivables from Group companies of SEK 545 thousand. The Parent Company recharged expenses of USD 40 thousand in total to AdvaVet during the year, corresponding to SEK 325 thousand, which had been paid at April 30, 2018.

Oasmia Pharmaceutical Asia Pacific Limited was founded in May 2016 by the parent company The Parent Company made a shareholders’ contribution of HKD 87 thousand to Oasmia Pharmaceutical Asia Pacific during the year. This was initially reported in the Parent Company as Holdings in Group companies of SEK 97 thousand but was written down by SEK 47 thousand to SEK 50 thousand at April 30, 2018. There were no dealings between the companies at April 30, 2018.

The Russian subsidiary, which is 80 percent owned, was founded during the year. The Parent Company purchased services from this subsidiary for EUR 60 thousand during the year, which has been recorded as SEK 591 thousand. There were no dealings between the two companies at April 30, 2018.

Transactions with related individuals

For transactions with related individuals, see item 6 B. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES Compensation

In accordance with a resolution adopted at the Extraordinary General Meeting on June 2, 2017 concerning the issue of warrants, 5,543,182 warrants were issued and paid as a shareholders’ contribution to Oasmia Incentive. These warrants were resold by Oasmia Incentive AB to Oasmia Pharmaceutical AB’s Board and senior management for between SEK 0.17 and SEK 0.22 per warrant, depending on the market value at the time of each individual issue. These warrants generated equity of SEK 1,171 thousand for Oasmia.

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

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of the Ordinary Shares on NASDAQ Stockholm and, the Frankfurt Stock Exchange and ADSs on NASDAQ Capital Markets, in kronor and U.S. dollars, in Euros and U.S. dollars and U.S dollars, respectively. U.S. dollar per ordinary share amounts have been translated into U.S. dollars at $1.00 = SEK 9.0813 and $1.00 = €0.8642 based on the certified foreign exchange rates published by the Federal Reserve Bank of New York on September 7, 2018.

NASDAQ Stockholm

	Swedish Krona		U.S. Dollar
	Price Per Ordinary Share		Price Per Ordinary Share
	High	Low	High	Low
Annual (Year Ended April 30):
2014	29.80	10.00	3.28	1.10
2015	23.00	18.30	2.53	2.02
2016	19.20	8.30	2.11	0.91
2017	13.75	5.00	1.51	0.55
2018	6.95	2.34	0.77	0.26

Quarterly (Fourth Quarter Ended April 30):
Second Quarter 2016	18.30	11.25	2.02	1.24
Third Quarter 2016	12.65	10.15	1.39	1.12
Fourth Quarter 2016	13.20	8.30	1.45	0.91
First Quarter 2017	13.75	8.90	1.51	0.98
Second Quarter 2017	10.60	7.70	1.17	0.85
Third Quarter 2017	10.45	7.90	1.15	0.87
Fourth Quarter 2017	8.15	5.00	0.90	0.55
First Quarter 2018	6.95	2.92	0.77	0.32
Second Quarter 2018	3.13	2.34	0.34	0.26
Third Quarter 2018	4.21	2.42	0.46	0.27
Fourth Quarter 2018	5.63	3.71	0.62	0.41
First Quarter 2019	7.92	3.96	0.87	0.44
Second Quarter 2019 (through Aug 24, 2018)	5.99	4.25	0.66	0.47

Most Recent Six Months:
March 2018	4.05	3.81	0.45	0.42
April 2018	5.63	3.78	0.62	0.42
May 2018	5.04	3.97	0.55	0.44
June 2018	4.46	4.02	0.49	0.44
July 2018	7.92	4.00	0.87	0.44
August 2018 (through Aug 24, 2018)	5.99	4.25	0.66	0.47

Frankfurt Stock Exchange

	Euro		U.S. Dollar
	Price Per Ordinary Share		Price Per Ordinary Share
	High	Low	High	Low
Annual (Year Ended April 30):
2014	3.31	1.13	3.83	1.31
2015	2.48	1.87	2.87	2.16
2016	2.10	0.89	2.43	1.03
2017 (through Aug 11, 2017 *)	1.44	0.52	1.67	0.60

Quarterly (Fourth Quarter Ended April 30):
Second Quarter 2016	1.93	1.18	2.23	1.36
Third Quarter 2016	1.35	1.06	1.56	1.23
Fourth Quarter 2016	1.40	0.89	1.62	1.03
First Quarter 2017	1.44	0.94	1.67	1.09
Second Quarter 2017	1.09	0.77	1.26	0.89
Third Quarter 2017	1.04	0.79	1.20	0.91
Fourth Quarter 2017	0.86	0.52	1.00	0.60
First Quarter 2018	0.70	0.29	0.81	0.34
Second Quarter 2018 (through Aug 11, 2017 *)	0.30	0.29	0.35	0.34

Most Recent Six Months:
March 2017	0.63	0.52	0.73	0.60
April 2017	0.70	0.62	0.81	0.72
May 2017	0.70	0.51	0.81	0.59
June 2017	0.54	0.30	0.62	0.35
July 2017	0.32	0.29	0.37	0.34
August 2017 (through Aug 11, 2017 *)	0.30	0.29	0.35	0.34

*) Oasmia has inadvertently failed to fulfil one of the listing rules of the Frankfurt Stock Exchange. This was noted by the Frankfurt Stock Exchange during the period and they thus temporarily suspended trading of the share as of August 11, 2017.

NASDAQ Capital Markets

	U.S. Dollar
	Price Per ADS (1)
	High	Low
Annual (Year Ended April 30):
2016 (from listing October 23, 2015)	4.70	2.94
2017	4.87	4.17
2018	2.26	0.80
Quarterly (Fourth Quarter Ended April 30):
Second Quarter 2016 (from listing October 23, 2015)	4.29	3.70
Third Quarter 2016	4.29	3.26
Fourth Quarter 2016	4.70	2.94
First Quarter 2017	4.87	3.05
Second Quarter 2017	3.65	2.51
Third Quarter 2017	3.70	2.67
Fourth Quarter 2017	2.85	1.66
First Quarter 2018	2.26	0.96
Second Quarter 2018	1.13	0.80
Third Quarter 2018	1.75	0.86
Fourth Quarter 2018	1.91	1.24
First Quarter 2019	2.84	1.20
Second Quarter 2019 (through Aug 24, 2018)	1.97	1.38

Most Recent Six Months:
March 2018	1.47	1.24
April 2018	1.91	1.29
May 2018	1.66	1.23
June 2018	1.49	1.30
July 2018	2.84	1.20
August 2018 (through Aug 24, 2018)	1.97	1.38

(1)	Each ADS represents three (3) Ordinary Shares.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share capital.

Not applicable

B. Memorandum and articles of association

Our Articles of Association were amended on September 25, 2017 to raise the range for share capital and number of authorized shares. The share capital shall be no less than SEK 8,500,000 and not more than SEK 34,000,000 and the number of shares shall be no less than 85,000,000 and not more than 340,000,000.

Except as set forth above, we incorporate by reference the description of our Articles of Association as in effect upon the closing of our IPO contained in the F-1 registration statement (File No. 333-205515) originally filed with the SEC July 6, 2015, as amended.

C. Material contracts.

Except as otherwise disclosed in this annual report (including the Exhibits) and in the F-1 registration statement (File No. 333-205515) originally filed with the SEC July 6, 2015, as amended., we are currently not, and have not been in the three years preceding publication of this annual report, party to any material contract, other than contracts entered into in the ordinary course of business, fully described in the section entitled “Item 4.B Business overview”.

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

Interest Rate Risk

Oasmia has on April 30, 2018 SEK 188.4 million as interest-bearing loans, consisting of a loan from Nexttobe, AB of SEK 102.4 million, non-negotiable promissory notes issued in June 2017 of SEK 6.0 million, non-negotiable promissory notes issued in April 2018 of SEK 26.0 million, one convertible loan (2017:3) of SEK 28.0 million and one convertible loan (2018:1) of SEK 26.0 million.

The loan from Nexttobe AB plus accrued interest amount to SEK 107.5 million and the fair value to SEK 107.3 million. This has been calculated as the net present value of the future cash flow of the loan. A discount rate of 10 percent has been used, which is the assumed market rate for equivalent loans. The loan had a fixed interest rate of 3,5 % until it was about to mature on September 30, 2017. The loan was then extended and at April 30, 2018 it had a maturity date of May 31, 2018. However, after balance sheet day the loan has been renegotiated and, during August 2018, replaced by other loans, please see “Events after balance sheet date of April 30, 2018” on page 57. The loan carried interest of 8.5% and during the financial year ending April 30, 2018, interest expenses for this loan amount to SEK 6.56 million compared to SEK 6.55 million in the previous year and were recognized in the income statement as financial expenses. As the interest rate up until maturity is pursuant to a written agreement, there is a liquidity risk but no interest-rate risk.

The convertible loans fall due on November 30, 2018 and April 22, 2019 respectively, and the interest rate until then is fixed to 8.0%. The interest rate up until maturity is pursuant to a written agreement, and consequently there is a liquidity risk and a risk that these loans at maturity will be prolonged or replaced by other loans to less favorable terms but no interest-rate risk.

The non-negotiable promissory notes issued in June 2017.

When convertible loan 2016:2 of SEK 42.0 million matured in June 2017, it was replaced by non-negotiable promissory notes in the same amount. Of these promissory notes, a net amount of SEK 36.0 million was repaid during the year so that a liability of SEK 6.0 million remained on April 30, 2018. This liability carries interest of 8.5% and matures on September 30, 2018. Its fair value amounted to SEK 6.4 million at April 30, 2018. Fair value has been calculated as described regarding the loan from Nexttobe above. The interest rate up until maturity is pursuant to a written agreement, and consequently there is a liquidity risk and a risk that these loans at maturity will be prolonged or replaced by other loans to less favorable terms but no interest-rate risk..

Non-negotiable promissory notes issued in April 2018.

When convertible loan 2017:2 of SEK 26.0 million matured in April 2018, it was replaced by non-negotiable promissory notes in the same amount. These carry interest of 8.5% and mature on September 30, 2018. Their fair value was TSEK 26,033 at April 30, 2018. Fair value has been calculated as described regarding the loan from Nexttobe above. The interest rate up until maturity is pursuant to a written agreement, and consequently there is a liquidity risk and a risk that these loans at maturity will be prolonged or replaced by other loans to less favorable terms but no interest-rate risk.

Both the convertible loan and the non-negotiable promissory notes are thus independent from the short term development of the market interest rates, but there is a risk that these loans at maturity will be prolonged or replaced by other loans to less favorable terms.

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the SEK, our functional and reporting currency, mainly against the Euro but also against USD and other currencies. Although the SEK is our functional currency, a certain portion of our expenses are denominated in Euros. Our Euro expenses consist principally of payments made to sub-contractors and consultants for clinical trials and other research and development activities as well as payments made to purchase raw material and to subcontractors for producing our products. Our sales revenue is to the largest part denominated in EUR.

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

Market Price Risk

Oasmia have historically invested liquidity surplus in fixed income funds. These funds are traded in an active financial market and can be realized in one to two banking days. An official market price is made public each trading day, and this constitutes the funds’ fair value. Fluctuations in the market price of the funds might negatively affect our income statement. However, as these funds invest in short-term securities from safe issuers, it is assessed that the market price risk is low. As at April 30, 2018, the Company has not invested in fixed income funds and there is no such risk.

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

Cash.

The depositary will convert any cash dividend or other cash distribution we pay on the Ordinary Shares into U.S. Dollars if it can do so on a reasonable basis and can transfer the U.S. Dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. The depositary will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See the heading “Taxation” appearing on page 80. The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

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

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.

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

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Except as described elsewhere in this annual report, there have been no changes to the instruments defining the rights of the holders of any class of registered securities, and the rights of holders of the registered securities have not been altered by the issuance or modification of any other class of securities in the fiscal year ended April 30, 2018. There are no restrictions on working capital and no removal or substitution of assets securing any class of our registered securities.

ITEM 15.    CONTROLS AND PROCEDURES

A.  Disclosure Controls and Procedures

We maintain a set of disclosure controls and other procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act are recorded, processed, summarized and reported, within the time periods specified and in accordance with the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act are accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Our management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our disclosure controls and procedures as of April 30, 2018.

It should be noted that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment and makes assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. Based on the evaluation of our disclosure controls and procedures as of April 30, 2018, our principal executive officer and principal financial officer concluded that our internal control over financial reporting was ineffective due to the existence of the material weaknesses discussed below, our disclosure controls and procedures were ineffective at the reasonable assurance level in timely alerting our principal executive officer and principal financial officer to material information required to be included in our periodic SEC reports.

B.  Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. A material weakness, as defined by SEC rules, is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the audit and the preparation of the consolidated financial statements as of and for the year ended April 30, 2018, our independent registered public accounting firm reported to our audit committee that it had identified the following material weakness in our internal control over financial reporting, specifically in relation to insufficient processes in place, including controls in the sales/finance and accounting department, to adequately perform a timely financial statement close process resulting in errors in revenue recognition regarding profit-sharing.

As reported in our annual report on Form 20-F for the year ended April 30, 2017, our independent registered public accounting firm identified a material weakness in our internal control over financial reporting with respect to insufficient resources and processes in place, including controls in the finance and accounting department, to adequately perform a timely financial statement close process resulting in errors in period-end accruals related to capitalized research and development expenses as well as inadequate internal review processes in place over critical accounting areas including timely operation whereby management identifies and resolves significant or complex accounting matters.

Due to lack of resources, during 2018, we were unable to implement in any material respect our remediation plans for the material weaknesses identified in prior years. We intend to take appropriate and reasonable steps to make the necessary improvements to remediate these deficiencies.

As a result of the material weaknesses identified, we concluded that our internal control over financial reporting was ineffective.

Profit-sharing revenue recognition

Our independent registered public accounting firm identified a material weakness regarding the operating effectiveness of internal controls over revenue recognition. Specifically, internal controls designed to ensure that profit-sharing revenue is properly recognized were not carried out effectively. As a result, revenue was not appropriately recorded in 2018, resulting in a material misstatement which was corrected in the financial statements as of April 30, 2018. Although management corrected the misstatement for the year ended April 30, 2018, we concur with our independent registered public accounting firm that a material weakness exists in our internal control over financial reporting as of April 30, 2018.

C.  Remediation Efforts to Address Material Weakness

To remediate the material weaknesses in our internal control over financial reporting described above, we are implementing new control procedures to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS. The changes to the control environment include, but are not limited to, the following:

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

D. Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm due to the exemption from this requirement for emerging growth companies established by the JOBS Act.

E. Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended April 30, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. “

ITEM 16 A.    AUDIT COMMITTEE FINANCIAL EXPERT

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

ITEM 16 C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our auditors, Ernst & Young AB, have performed the following services for the Company during the past two years:

	May 1, 2017 – Apr 30, 2018	May 1, 2016 – Apr 30, 2017
	(TSEK)	(TSEK)
Auditing	1,733	1,729
Auditing related fees	1,200	800
Tax consulting	-	10
All Other fees	19	59
TOTAL	2,952	2,598

All services provided to the Company by Ernst & Young AB are reviewed and approved by our audit committee in advance of commencement of services.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In the financial year ending April 30, 2018, no purchases of our equity securities were made by or on behalf of the Company or any affiliated purchaser.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Under the Swedish Companies Act, Chapter 9, Section 21 a, the appointment as audit firm of a company at a regulated market may apply for a maximum of ten consecutive years before a new tender process is performed. As ten years have elapsed since Ernst & Young AB (“EY”) was appointed, the nomination committee will recommend to the Annual General Meeting, which will be held in Uppsala on September 25, 2018 to elect the registered audit company PricewaterhouseCoopers AB (“PwC”) for the period until the close of the next Annual General Meeting.

EY’s report on the Company’s consolidated financial statements for each of the past two years did not contain any adverse opinion or disclaimer of opinion, nor were any of EY’s reports qualified with respect to audit scope or accounting principle. EY’s audit reports on the Company’s consolidated financial statements for each of the past two years included an explanatory paragraph raising substantial doubt about its ability to continue as a going concern as a result of recurring losses from operations and has a net capital deficiency.

In connection with the audit of the Company’s financial statements for the fiscal years ended April 30, 2018 and 2017, there were no disagreements with Ernst & Young AB on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of EY, would have caused EY to make reference to such disagreements in their reports.

During the two fiscal years ended April 30, 2018, and the subsequent period through September 14, 2018, there were: (1) no disagreements with Ernst & Young AB on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinions to the subject matter of the disagreement, or (2) no reportable events as defined under Item 16F(a)(1)(v), other than as of April 30, 2018, there was a material weakness identified in Management’s report on internal controls over financial reporting, related to the lack of sufficient controls in place to ensure that revenue from profit sharing agreements have been properly recorded. Also, as of April 30, 2017, there was a material weakness identified in Management’s report on internal controls over financial reporting, primarily related to insufficient resources and processes in place, including controls in the finance and accounting department, to adequately perform a timely financial statement close process resulting in errors in period-end accruals related to capitalized research and development expenses. These material weaknesses were subject to discussion between the Audit Committee and Ernst & Young AB and the Company has authorized Ernst & Young AB to respond fully to the inquiries of PricewaterhouseCoopers AB concerning this matter.

The Company has provided a copy of this disclosure to Ernst & Young AB and requested Ernst & Young AB to furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of Ernst & Young AB’s letter is filed as Exhibit 15.1 to this annual report on Form 20-F.

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

Special Meeting

Under the Swedish Code, a board of directors may call an extraordinary general meeting if a shareholder minority representing at least ten per cent of the company’s shares so requests, and under both the Swedish Code and the Swedish Companies Act, the board of directors may convene an extraordinary general meeting whenever it believes reason exists to hold a general meeting prior to the next ordinary general meeting. The board of directors shall also convene an extraordinary general meeting when an auditor of the company or owners of not less than one-tenth of all shares in the company demand in writing that such a meeting be convened to address a specified matter.

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

ITEM 16 H.    MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.    FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.    FINANCIAL STATEMENTS

The Financial Statements filed as part of this Annual Report begin on page F-1.

ITEM 19	EXHIBITS

Exhibit index

Exhibit Number	Description of Exhibit
1.1	Articles of Association of Oasmia Pharmaceutical AB; incorporated by reference to exhibit 3.1 to the Registration Statement on Form F-1 filed with the SEC on July 6, 2015.
2.2	Form of Deposit Agreement between Oasmia Pharmaceutical AB, The Bank of New York Mellon, as Depositary Bank, and Owners and Holders from time to time of American Depositary Shares issued thereunder; incorporated by reference to exhibit 1 to the Registration Statement on Form F-6 filed with the SEC on July 24, 2015 with respect to ADSs representing ordinary shares prior to the effectiveness of this registration statement.
2.3	Form of American Depository Receipt (included in Exhibit 2.2).
2.4	Form of ADS Warrant Agent Agreement between Oasmia Pharmaceutical AB and The Bank of New York Mellon; incorporated by reference to exhibit 4.2 to the Registration Statement on Form F-1/A filed with the SEC on October 9, 2015.
2.5	Form of Warrant Certificate (included in Exhibit 2.4).
4.1	Underwriting Agreement between Oasmia Pharmaceutical AB and Ladenburg Thalmann & Co. Inc.; incorporated by reference to exhibit 1.1 to the Registration Statement on Form F-1/A filed with the SEC on October 9, 2015.
4.2	Lease Agreement dated January 1, 2009 (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.1 to the Registration Statement on Form F-1 filed with the SEC on July 6, 2015.
4.3	Lease Agreement dated January 1, 2011 (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.2 to the Registration Statement on Form F-1 filed with the SEC on July 6, 2015.
4.4	Lease Agreement dated January 1, 2009 (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.3 to the Registration Statement on Form F-1 filed with the SEC on July 6, 2015.
4.5	Lease Agreement dated January 1, 2009 (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.4 to the Registration Statement on Form F-1 filed with the SEC on July 6, 2015.
4.6	Lease Agreement dated January 1, 2009 (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.5 to the Registration Statement on Form F-1 filed with the SEC on July 6, 2015.
4.7	Lease Agreement dated January 1, 2009 (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.6 to the Registration Statement on Form F-1 filed with the SEC on July 6, 2015.

4.8	Distribution Agreement dated July 8, 2009, between Oasmia Pharmaceutical AB and Abbott Laboratories; incorporated by reference to exhibit 10.7 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.9	First Amendment to Distribution Agreement dated December 31, 2012, between Oasmia Pharmaceutical AB and Abbott Laboratories; incorporated by reference to exhibit 10.8 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.10	Development, Supply and Exclusive License Agreement dated April 21, 2010, between Oasmia Pharmaceutical AB and Nippon Zenyaku Kogyo Co. Ltd.; incorporated by reference to exhibit 10.9 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.11	Supply and Exclusive License Agreement dated May 9, 2011, between Oasmia Pharmaceutical AB and Medison Pharma, LTD; incorporated by reference to exhibit 10.10 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.12	Non-Exclusive Toll Manufacturing Agreement dated August 6, 2013, between Oasmia Pharmaceutical AB and Syntagon AB; incorporated by reference to exhibit 10.11 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.13	Credit Contract dated October 1, 2012, between Oasmia Pharmaceutical AB and Alceco International S.A. (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.12 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.14	Simple Debt Letter dated December 19, 2014, between Oasmia Pharmaceutical AB and Nexttobe, AB (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.13 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.15	Loan Agreement dated December 17, 2014, between Oasmia Pharmaceutical AB and Nordea Bank AB (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.14 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.16	Employment Contract dated September 30, 2014, between Oasmia Pharmaceutical AB and Anders Blom (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.15 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.17	Employment Contract dated May 8, 2014, between Oasmia Pharmaceutical AB and Anders Lundin (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.16 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.18	Employment Contract dated April 1, 2008, together with the addendums thereto dated May 27, 2013 and September 30, 2013, between Oasmia Pharmaceutical AB and Annette Ljungmark (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.17 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.19	Employment Contract dated October 1, 2014, between Oasmia Pharmaceutical AB and Hans Sundin (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.18 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.

4.20	Employment Contract dated April 1, 2008, together with the addendums thereto dated June 5, 2013 and September 30, 2013, between Oasmia Pharmaceutical AB and John Cosby (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.19 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.21	Employment Contract dated January 1, 2001, together with an addendum thereto dated January 1, 2001, between Oasmia Pharmaceutical AB and Julian Aleksov (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.20 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.22	Employment Contract dated November 30, 2008, together with the addendums thereto dated May 27, 2013 and September 30, 2013, between Oasmia Pharmaceutical AB and Margareta Eriksson (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.21 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.23	Employment Contract dated October 4, 2012, together with an addendum thereto dated September 30, 2013, between Oasmia Pharmaceutical AB and Mikael Asp (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.22 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.24	Supply and Exclusive Marketing, Sales and Distribution Agreement dated February 1, 2013, between Oasmia Pharmaceutical AB and Joint Stock Company “Pharmasyntez;” incorporated by reference to exhibit 10.23 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015.
4.25	Commercial Manufacturing and Supply Agreement dated February 16, 2011, between Baxter Oncology GmbH and Oasmia Pharmaceutical AB; incorporated by reference to exhibit 10.24 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015. Confidential treatment granted for this agreement by the SEC on October 27, 2015. The confidential portions of the Exhibit have been omitted and are marked by an asterisk.
4.26	Master Manufacturing Agreement dated April 25, 2014, between Baxter Oncology GmbH and Oasmia Pharmaceutical AB; incorporated by reference to exhibit 10.25 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015. Confidential treatment granted for this agreement by the SEC on October 27, 2015. The confidential portions of the Exhibit have been omitted and are marked by an asterisk.
4.27	First Addendum to the Master Manufacturing Agreement dated May 20, 2014, between Baxter Oncology GmbH and Oasmia Pharmaceutical AB; incorporated by reference to exhibit 10.26 to the Registration Statement on Form F-1/A confidentially filed with the SEC on June 12, 2015. Confidential treatment granted for this agreement by the SEC on October 27, 2015. The confidential portions of the Exhibit have been omitted and are marked by an asterisk.

4.28	Lease Agreement dated May 1, 2014 (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.27 to the Registration Statement on Form F-1 filed with the SEC on July 6, 2015.
4.29	Lease Agreement dated May 1, 2015 (unofficial English translation from Swedish original); incorporated by reference to exhibit 10.28 to the Registration Statement on Form F-1 filed with the SEC on July 6, 2015.
4.30	Letter of Termination of Zoetis, Inc. to Oasmia Pharmaceutical AB’s CEO dated May 18, 2015; incorporated by reference to exhibit 10.29 to the Registration Statement on Form F-1 filed with the SEC on July 6, 2015.
4.31	Form of Stock Lending Agreement, between Alceco International S.A. and Oasmia Pharmaceutical AB; incorporated by reference to exhibit 10.30 to the Registration Statement on Form F-1/A filed with the SEC on September 16, 2015.
4.32	Sale and Purchase Agreement between Oasmia Pharmaceutical AB and Karo Pharma AB dated October 2016; incorporated by reference to exhibit 4.32 to the Annual Report on Form 20-F filed with the SEC on August 24, 2017. Confidential treatment granted for this agreement by the SEC on October 27, 2015. The confidential portions of the Exhibit have been omitted and are marked by an asterisk.
4.33

Supply and Distribution Agreement between Oasmia Pharmaceutical AB and Hetero Labs Ltd., dated as of June 9, 2017; incorporated by reference to exhibit 4.33 to the Annual Report on Form 20-F filed with the SEC on August 24, 2017. Confidential treatment granted for this agreement by the SEC on October 27, 2015.  The confidential portions of the Exhibit have been omitted and are marked by an asterisk.

8.1	Subsidiaries of the Registrant. Filed herewith.
9.1	Registrant’s Application for Waiver of Requirements of Form 20-F, Item 8.A.4 dated May 29, 2014; incorporated by reference to exhibit 99.1 to the Registration Statement on Form F-1 confidentially filed with the SEC on May 30, 2014.
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended. Filed herewith.
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended. Filed herewith.
13.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. Filed herewith.
13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. Filed herewith.
15.1	Letter from Ernst & Young AB to Securities and Exchange Commission dated September 14, 2018.
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OASMIA PHARMACEUTICAL AB

By:	/s/ MIKAEL ASP
	Name:	Mikael Asp
	Title:	Chief Executive Officer

Date: September 14, 2018

Oasmia Pharmaceutical AB

The accompanying notes are an integral part of these consolidated financial statements.

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Oasmia Pharmaceuticals AB

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Oasmia Pharmaceuticals AB (the Company) as of April 30, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in equity and cash flows, for each of the three years in the period ended April 30, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended April 30, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Company’s ability to continue as a going concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 3, 18 and 29 to the financial statements, the Company has suffered recurring losses from operations and has a working capital deficiency, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management's evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young AB

We have served as the Company’s auditor since 2008.

Sweden

September 14, 2018

CONSOLIDATED INCOME STATEMENT

		MAY 1, 2017	MAY 1, 2016	MAY 1, 2015
TSEK	NOTE	- APR 30, 2018	- APR 30, 2017	- APR 30, 2016

Net sales	4	3,169	172	6,373
Change in inventories of products in progress and finished goods	7	(1,450)	(1,405)	9,509
Capitalized development costs	5	9,157	7,023	16,727
Other operating income	6,13	1,753	420	2
Raw materials, consumables and goods for resale	7,13	(2,953)	(2,984)	(4,733)
Other external expenses	8,9,13	(60,235)	(79,904)	(98,104)
Employee benefit expenses	10	(48,371)	(59,295)	(57,661)
Depreciation, amortization and impairment	11,12	(4,794)	(4,508)	(4,804)
Operating income	14	(103,724)	(140,481)	(132,691)

Financial income		101	85	786
Financial expenses		(14,390)	(19,847)	(9,634)
Financial income and expenses – net	13,15	(14,289)	(19,762)	(8,848)

Income before taxes		(118,013)	(160,243)	(141,539)

Income taxes	16	-	-	-
Income for the year		(118,013)	(160,243)	(141,539)

Income for the year attributable to:
Parent Company shareholders		(118,007)	(160,243)	(141,539)
Non-controlling interests		(6)	-	-
Earnings per share before and after dilution, SEK *)	17	(0.71)	(1.39)	(1.36)

*) Recalculation of historical figures has been performed with regards to capitalization issue components in the preferential rights share issue carried out in the fiscal quarter July 31, 2017.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		MAY 1, 2017	MAY 1, 2016	MAY 1, 2015
TSEK	NOTE	- APR 30, 2018	- APR 30, 2017	- APR 30, 2016

Income for the year		(118,013)	(160,243)	(141,539)
Other comprehensive income
Items that may subsequently be transferred to the income statement:
Translation differences		(23)	13	(19)
Total other comprehensive income		(23)	13	(19)
Comprehensive income for the year		(118,036)	(160,230)	(141,557)

Comprehensive income for the year attributable to:
Parent Company shareholders		(118,030)	(160,230)	(141,557)
Non-controlling Interests		(6)	-	-
Comprehensive earnings per share, before and after dilution, SEK *)		(0.71)	(1.39)	(1.36)

*) Recalculation of historical figures has been performed with regards to capitalization issue components in the preferential rights share issue carried out in the fiscal quarters July 31, 2017.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

TSEK	NOTE	APR 30, 2018	APR 30, 2017
ASSETS
Non-current assets
Property, plant and equipment	11	15,527	18,368
Capitalized development costs	5	426,079	416,922
Other intangible assets	12	45,957	36,171
Financial non-current assets		2	2
Total non-current assets		487,565	471,464

Current assets
Inventories	7	9,746	13,685
Accounts receivable – trade	18	1,578	35
Other current receivables	18,20	34,371	1,390
Prepaid expenses and accrued income	18,19	19,234	7,008
Cash and cash equivalents	18	15,580	28,001
Total current assets		80,509	50,119

TOTAL ASSETS		568,075	521,583

EQUITY
Equity and reserves attributable to Parent Company shareholders
Share capital	21	17,641	11,904
Non-registered share capital		-	706
Other capital provided		1,232,290	1,074,619
Reserves		(29)	(6)
Retained earnings, including income for the year		(904,860)	(786,853)
Equity attributable to Parent Company shareholders		345,042	300,371
Equity attributable to non-controlling interests		(6)	-
Total equity		345,036	300,371

LIABILITIES
Current liabilities
Convertible loans	17,18	52,841	66,307
Other borrowings	18,25	134,419	102,419
Accounts payable	18	9,256	20,837
Other current liabilities	22	3,504	5,356
Accrued expenses and deferred income	18,23	23,019	26,294
Total current liabilities		223,039	221,212

Total liabilities		223,039	221,212

TOTAL EQUITY AND LIABILITIES		568,075	521,583

Any contingent liabilities and pledged assets are reported in Note 24.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		ATTRIBUTABLE TO PARENT COMPANY SHAREHOLDERS
TSEK	NOTE	SHARE CAPITAL	NON- REGISTERED SHARE CAPITAL	OTHER CAPITAL PROVIDED	RESERVES*)	RETAINED EARNINGS	NON-CONTROLLING INTERESTS	TOTAL EQUITY
Opening balance as of May 1, 2016		10,721	0	941,961	(19)	(626,610)	-	326,053
Comprehensive income for the year		-	-	-	13	(160,243)	-	(160,230)
Comprehensive income for the year		0	0	0	13	(160,243)	0	(163,230)
Equity component in issue of convertible loans	18	-	-	1,152	-	-	-	1,152
New share issues	21	1,183	706	135,111	-	-	-	137,000
Issue expenses		-	-	(3,605)	-	-	-	(3,605)
Closing balance as of April 30, 2017		11,904	706	1,074,619	(6)	(786,853)	0	300,371

Opening balance as of May 1, 2017		11,904	706	1,074,619	(6)	(786,853)	0	300,371
Income for the year		-	-	-	-	(118,007)	(6)	(118,013)
Other comprehensive income		-	-	-	(23)	-	-	(23)
Comprehensive income for the year		0	0	0	(23)	(118,007)	(6)	(118,036)
Warrants				13,713				13,713
Equity component in issue of convertible loans	18	-	-	985	-	-	-	985
New share issues	21	5,737	(706)	158,472	-	-	-	163,503
Issue expenses		-	-	(15,500)	-	-	-	(15,500)
Closing balance as of April 30, 2018		17,641	0	1,232,290	(29)	(904,860)	(6)	345,036

* Translation differences

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENT

		MAY 1, 2017	MAY 1, 2016	MAY 1, 2015
TSEK	NOTE	- APR 30, 2018	- APR 30, 2017	- APR 30, 2016
Operating activities
Operating income before financial items		(103,724)	(140,481)	(132,691)
Adjustments for non-cash items	25	6,420	15,310	4,804
Interest received	15	101	92	786
Interest paid	15	(10,126)	(2,515)	(1,664)
Cash flow from operating activities before changes in working capital		(107,329)	(127,595)	(128,766)

Changes in working capital
Change in inventories	7	2,869	(2,783)	(11,297)
Change in accounts receivable – trade	18	(1,543)	(198)	(4,798)
Change in other current receivables	18,19,20	335	(3,584)	(561)
Change in accounts payable	18	(11,755)	(6,616)	13,218
Change in other current liabilities	18,22,23,26	(6,211)	7,764	4,077
Cash flow from operating activities		(123,634)	(133,011)	(128,126)

Investing activities
Investments in intangible assets	5,12	(21,037)	(7,445)	(17,960)
Investments in property, plant and equipment	11	(415)	(515)	(1,974)
Divestment of short-term investments	18	-	20,000	30,000
Cash flow from investing activities		(21,452)	12,039	10,066)

Financing activities
Repayment of liabilities to credit institutions	18	-	(20,000)	-
Loans raised	26	3,000	-	35
Loans repaid	26	(39,000)	-	(35)
Convertible loans	17,18,25	21,000	84,000	28,000
Convertible loans repaid	18	-	(2,000)	-
Warrants	17	199	-	27
New share issues	18,21,25	159,282	70,000	106,196
Issue expenses	21	(11,826)	(9,245)	(16,774)
Cash flow from financing activities		132,656	122,755	117,449

Cash flow for the year		(12,430)	1,783	(610)
Translation differences		10	10	(19)
Cash and cash equivalents at beginning of year		28,001	26,208	26,837
Cash and cash equivalents at end of year	18	15,580	28,001	26,208

The accompanying notes are an integral part of these consolidated financial statements.

OASMIA PHARMACEUTICAL AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2018

NOTE 1 GENERAL INFORMATION

Oasmia Pharmaceutical AB (Reg. No. 556332-6676 and the Parent Company of the Oasmia Group), referred to herein as the “Company,” is a limited company domiciled in Stockholm, Sweden. The address of the company is Vallongatan 1, Uppsala, where the Company has its office, manufacturing facility and conducts research. The company’s shares are listed on NASDAQ Stockholm, NASDAQ Capital Market and on the Frankfurt Stock Exchange.

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

The Group’s accounting policies

Changes in accounting policies

New policies 2017/18

None of the standards and interpretations required for the first time for the financial year that began on May 1, 2017 had a material impact on the consolidated financial statements.

New IFRS standards and interpretations effective financial year 2018/19 or later that may impact Oasmia’s financial reporting:

IFRS 15 Revenue from Contracts with Customers

This standard comes into force on January 1, 2018 and will thus be applied by Oasmia as from the financial year 2018/2019.

The standard first and foremost replaces IAS 18 Revenue, which is the standard that has regulated the reporting of revenues so far. Under IFRS 15 the basic principle for when a revenue may be recognized is when the acquiring party can use a good or can draw benefit from a service, while IAS 18 concentrates more on when risk is transferred from the vendor to the purchaser. IFRS 15 also requires considerably more disclosures than IAS 18.

When it is introduced, IFRS 15 shall also be applied retroactively to previous periods in accordance with one of the following methods:

•	Complete retroactive application to previous periods.
•	The combined effect of a first application is reported as an adjustment of the opening balance of equity.

Oasmia has applied the second method, that is to only adjust the opening balance of equity. The impact of this adjustment on equity involves a decrease in equity of approximately MSEK 1.5.

IFRS 9 Financial instruments

This standard came into force on January 1, 2018, which means it will be applied by Oasmia as from the financial year 2018/2019.

IFRS 9 Financial Instruments replaces IAS 39 and concerns the reporting of financial assets and liabilities. As regards the classification and measurement of financial instruments IFRS 9 involves simplifications compared to IAS 39. To assess how financial instruments are to be reported under IFRS 9, the company shall take into account the contractual cash flows and the business model within which the instrument is held.

One effect of IFRS 9, compared to IAS 39, is that credit losses will be reported earlier. The criteria for hedge accounting have also been changed.

The introduction of this standard has not had any significant impact on Oasmia’s financial reports.

The accompanying notes are an integral part of these consolidated financial statements.

OASMIA PHARMACEUTICAL AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2018

IFRS 16 Leases

This standard will come into force on January 1, 2019, which means that it will be applied by Oasmia as from the financial year 2019/2020.

IFRS 16 states that at the beginning of a leasing agreement the lessee shall recognize the right to use the leased assets in the balance sheet and at the same time a leasing liability shall be recognized. As far as Oasmia is concerned, this will primarily mean that the lease agreements that are now reported as operational lease agreements will be reported in the balance sheet. Depreciation will be applied to the assets during the time they are used and leasing rates will be recognized as part-payment of the leasing liability and as an interest expense in the income statement.

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

It is estimated that the balance sheet total will consequently increase by approximately MSEK 20-25. It will also mean that expenses of approximately MSEK 6-7 per year, which are now reported in the income statement under Other external expenses, will be recognized as depreciation and as interest expenses.

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

The acquisition method is applied to the recognition of acquisitions of subsidiaries. This means that acquired assets and liabilities are initially measured at fair value. If a deviation then arises against the acquisition cost, this is recognized as goodwill in the consolidated balance sheet when the deviation is positive and in the income statement if it is negative.

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

The accompanying notes are an integral part of these consolidated financial statements.

OASMIA PHARMACEUTICAL AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2018

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

Other development costs are recognized as an expense as and when they arise. Development costs previously recognized as an expense are not capitalized as an asset in subsequent periods. Straight-line amortization is applied to capitalized development costs over the period in which the expected benefits are expected to accrue to the company, and is begun when a normal level of commercial sales to end customers has been achieved..

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

The accompanying notes are an integral part of these consolidated financial statements.

OASMIA PHARMACEUTICAL AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2018

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

Impairment of non-financial assets

The capitalized development costs and the capitalized research projects which are not yet current are not amortized, but are instead evaluated annually for any impairment needs. Group management performs an estimation of the expected utilization period of the assets at every financial statement. If there are indications that an asset’s value has diminished, the recoverable amount of the asset is determined. This amount is the highest net realizable value of the asset, with deductions for selling expenses and its value in use. The asset is amortized down to the recoverable amount via the income statement. In order to establish the impairment need, the assets are grouped into cash generating units, which is the smallest group of assets that enables positive cash flows that are essentially independent of the cash flow from other assets or groups of assets. The Group presently has no assets with indeterminable utilization periods.

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

Financial instruments are divided into different categories depending on their nature and the method used in their valuation. Oasmia reports its financial instruments in two such categories:

•	Loans receivable and accounts receivable

This category includes:

–  Cash and cash equivalents valued at nominal value. Where they are denominated in a currency other than SEK, they are translated at the closing day rate of exchange.

–  Accounts receivable, other current receivables and accrued revenues are valued at amortized cost.

The accompanying notes are an integral part of these consolidated financial statements.

OASMIA PHARMACEUTICAL AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2018

•	Financial liabilities valued at amortized cost

This category includes:

–  Borrowings which are valued at nominal value as they have a short duration.

– Convertible loans.

–  Accounts payable and accrued expenses valued at the value they are expected to be paid at.

For further disclosures on Oasmia’s financial instruments, please see Note 18 Financial instruments and financial risks.

Share capital

Common shares are classified as equity. Transaction costs which can be attributed directly to new share issues or warrants are recognized, net after tax, in equity as a deduction from the funds generated by the issue.

Relative to a bond loan, a convertible loan provides both the right to receive interest and the opportunity to receive a certain number of shares instead of repayment of the loan. This additional benefit means that the interest rate of the convertible loan is lower than the market interest rate for an equivalent bond loan. The fair value of the benefit Oasmia receives due to the lower interest rate is recorded, after a deduction for issue expenses, directly against equity.

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

Sales of goods during the year have consisted of deliveries to Oasmia’s Russian partner, Hetero. These have been recognized as revenue upon delivery, that is when ownership rights to and control over the goods have been transferred to Hetero, at a price corresponding to Oasmia’s production costs.

The accompanying notes are an integral part of these consolidated financial statements.

OASMIA PHARMACEUTICAL AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2018

(b) Distribution rights and profit sharing

Hetero has acquired from Oasmia the rights to sell some of Oasmia’s products in certain countries. Oasmia received a one-time payment for these rights during the year. The one-time payment is recognized as royalty revenue in its entirety when it is assessed that the conditions for receiving payment have been met.

When Hetero has sold the goods, profits are shared, which means that the profit is first calculated according to a procedure specified in the agreement with Hetero, whereby production and distribution costs are deducted from the net sales price. The profit thus calculated is then equally divided between Hetero and Oasmia. This profit sharing is recognized in the income statement as royalty when ownership rights have been transferred to a third party.

(c)  Contract assignments

Contract assignments carried out are recognized as revenue to the extent that they have been completed at the end of the reporting period, that is by gradual revenue recognition.

(d)  Sale of necessities

Oasmia sells necessities, in the form of sterile water that has been produced in the company’s facility, to other companies. The resulting revenues are recognized upon delivery.

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

Assumptions and uncertainties related to continued operations

Oasmia has incurred losses through and including its fiscal year ending April 30, 2018. As of April 30, 2018, Oasmia had an accumulated deficit of SEK 1,009.35 million. The cash flow from operating activities has also been negative.

Oasmia has two products approved, but this does not allow the company’s business operations to generate sufficient cash flow. Work is therefore continuously conducted on finding other financing alternatives. This work includes the company engaging in discussions with potential collaboration partners about the licensing of distribution and sales rights, negotiations with new and existing investors, financiers and lenders, and the company securing resources so that future forecast revenue flows materialize in regions where the company’s products are registered.

The Group’s available cash and cash equivalents and unutilized credit facilities at April 30, 2018 do not provide the liquidity necessary to run the planned business operations in the coming 12 months. In the light of the ongoing work on possible financing alternatives and the recent development of the company, it is the Board’s assessment that the outlook is good for financing the company’s business operations during the coming year. If sufficient financing is not obtained, there is a risk that it may not be possible to continue operations.

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

The accompanying notes are an integral part of these consolidated financial statements.

OASMIA PHARMACEUTICAL AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2018

(a) Impairment tests for intangible assets

The Group capitalizes development costs for two drug candidates Paclical and Paccal Vet. The capitalized development costs for the financial year ending April 30, 2018 amounted to TSEK 9,157 compared to TSEK 7,898 as per April 30, 2017 and TSEK 16,727 as per April 30, 2016. The Group's accumulated capitalized development costs, as of April 30, 2018, amounted to SEK 426,079 thousand compared to SEK 416,922 thousand as of April 30, 2017. In addition there is an acquired research project which has been capitalized at acquisition cost. An assessment is performed annually of whether there is a need for impairment of these assets. Oasmia’s impairment tests show that there is no need for impairment. Market approval has been received for Paclical in Russia for the indication of ovarian cancer in humans and market approval is expected within one to two years for Paccal Vet in the US for the indications of mastocytoma in dogs. In Oasmia’s assessment, more market approvals can be expected in the foreseeable future and expected future profits justify the value of the assets. If the other market approvals were not to be received, if a considerably lower price than expected was received per treatment, if the market share was lower, or if the likelihood of receiving approval were to decrease, all or parts of the capitalized expenditure would be carried as expenses. As of April 30, 2018 capitalized expenditure amounted to 123 % compared to 139 % as of April 30, 2017 of the equity at the same time.

(b) Income taxes

The Group is required to pay tax in Sweden. The Group's companies have so far showed negative taxable income, and as a result significant taxable deficit exist in the Group. There are at present no sufficiently convincing indications as to when loss carry-forward will be able to be utilized against future profits, and thus no deferred tax asset has been taken into consideration in the balance sheet.

Accumulated taxable deficits in the Group are described in Note 16.

(c) Contingent liabilities

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

Bearing in mind that Capitalized development costs in the consolidated statement of financial position as of April 30, 2018 constitute 75 percent of total assets compared to 80 percent as of April 30, 2017, impairment of this asset may have considerable consequences for the Group’s financial position.

The Group capitalizes expenditures for patents because they are expected to generate future economic benefits. If the Group should make the judgment that they will no longer generate future economic benefits, these assets would be written off against the Group's income.

NOTE 4 SEGMENT INFORMATION

The Group currently has only one segment and therefore reports no information by segment.

The accompanying notes are an integral part of these consolidated financial statements.

OASMIA PHARMACEUTICAL AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2018

The Group has its registered office in Sweden. All net sales derive from sales to external customers and are shown below divided up into product categories and geographic area.

Net sales per product category

	MAY 1, 2017	MAY 1, 2016	MAY 1, 2015
TSEK	- APR 30, 2018	- APR 30, 2017	- APR 30, 2016
Sales of necessities	162	172	96
Royalty revenues	2,377	-	4,870
Sales of goods	630	-	1,207
Invoiced services	-	-	200
Total	3,169	172	6,373

Under the agreement with Oasmia’s Russian partner, Oasmia is entitled to certain one-time payments as payment for the Russian partner’s distribution rights. Such distribution rights were invoiced during the year in the amount of USD 200 thousand, which has been reported as royalty revenues of SEK 1,595 thousand.

Sales to the Russian partner are divided up into two parts. Upon delivery a sum is invoiced for the goods corresponding to Oasmia’s production costs. This part has been reported as sales of goods of SEK 630 thousand. When the goods are then sold by the Russian partner, profits are shared, whereby Oasmia and the Russian partner share profits equally. This part is also reported as royalty revenues and amounts to SEK 782 thousand.

Net sales per geographic area

Below allocation of Net Sales per geographic area is based on the customer’s domicile.

	MAY 1, 2017	MAY 1, 2016	MAY 1, 2015
TSEK	- APR 30, 2018	- APR 30, 2017	- APR 30, 2016
Russia	3,007	-	6,019
Sweden	162	172	125
Other countries	-	-	229
Total	3,169	172	6,373

Non-current assets located in Sweden as per April 30, 2018 amount to SEK 483,297 thousand compared to SEK 466,474 thousand as of April 30, 2017 and SEK 437,297 thousand as of April 30, 2016 and non-current assets located in another country as per April 30, 2018 amount to SEK 4,268 thousand compared to SEK 4,990 thousand as of April 30, 2017 and SEK 5,713 thousand as of April 30, 2016.

NOTE 5 CAPITALIZED DEVELOPMENT COSTS

	MAY 1, 2017			MAY 1, 2016			MAY 1, 2015
	- APR 30, 2018			- APR 30, 2017			- APR 30, 2016
TSEK	Paclical	Paccal Vet	Total	Paclical	Paccal Vet	Total	Paclical	Paccal Vet	Total
Opening acquisition cost	307,647	109,275	416,922	300,088	109,812	409,900	290,108	103,065	393,173
Adjustment *)	-	-	0	-	(875)	(875)	-	-	0
Capitalized expenditure for the year	9,024	133	9,157	7,559	338	7,897	9,980	6,747	16,727
Closing accumulated acquisition cost	316,671	109,408	426,079	307,647	109,275	416,922	300,088	109,812	409,900

Opening accumulated amortization	-	-	0	-	-	0	-	-	0
Amortization for the year	-	-	0	-	-	0	-	-	0
Closing accumulated amortization	0	0	0	0	0	0	0	0	0

Closing carrying amount	316,671	109,408	426,079	307,647	109,275	416,922	300,088	109,812	409,900

  *) In some cases the capitalization of development costs is based on assessments, which may deviate from the actual outcome and then has to be adjusted.

The accompanying notes are an integral part of these consolidated financial statements.

OASMIA PHARMACEUTICAL AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2018

Capitalized development costs amounted to TSEK 9,157 for the financial year ended April 30, 2018 compared to TSEK 7,898 as of April 30, 2017 and TSEK 16,727 as of April 30, 2016. Research and development costs which were not capitalized amounted to TSEK 56,389 for the financial year ended April 30, 2018 compared to TSEK 89,964 in the financial year ending April 30, 2017 and TSEK 96,884 in the financial year ending April 30, 2016. Total cost for research and development, capitalized and expensed, amounted TSEK 65,546 for the financial year ended 30 April, 2018 compared to TSEK 97,862 as of April 30, 2017 and TSEK 113,611 as of April 30, 2016.

NOTE 6 OTHER OPERATING INCOME

	MAY 1, 2017	MAY 1, 2016	MAY 1, 2015
TSEK	- APR 30, 2018	- APR 30, 2017	- APR 30, 2016
Conciliation payment	1,300	-	-
Exchange-rate differences	157	202	2
Other	296	218	-
Total	1,753	420	2

In a legal dispute with a supplier concerning defective production equipment, Oasmia has received a conciliation payment of SEK 1,300 thousand.

NOTE 7 INVENTORIES

TSEK	APR 30, 2018	APR 30, 2017
Raw materials and necessities	3,093	5,581
Work in progress	6,653	8,104
Total	9,746	13,685

During the financial year ended April 30, 2018 goods of TSEK 0 compared to TSEK 0 as of April, 2017 and TSEK 2,383 as of April 30, 2016 were carried as an expense and goods valued at TSEK 1,070 as of April 30, 2018 compared to TSEK 5,736 as of April 30, 2017 and TSEK 229 as of April 30, 2016 have been written down, which mainly drives from finished goods intended for the Russian market.

The change in the line item “Work in progress” during the year are recognized in the income statement in “Change in inventories of products in progress and finished goods”.

NOTE 8 REMUNERATIONS TO AUDITORS

	MAY 1, 2017	MAY 1, 2016	MAY 1, 2015
TSEK	- APR 30, 2018	- APR 30, 2017	- APR 30, 2016
Ernst & Young AB
Auditing	1,733	1,729	1,390
Auditing activities in addition to auditing	1,200	800	2,459
Tax consulting	0	10	32
Other services	19	59	131
Total	2,952	2,598	4,012

Auditing involves reviews of the Annual Report, of the accounting records, and of the management of the Board of Directors and CEO, and other tasks that the company’s auditors are required to undertake. Auditing activities in addition to auditing include review of interim reports and quality assurance services.

The accompanying notes are an integral part of these consolidated financial statements.

OASMIA PHARMACEUTICAL AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2018

NOTE 9 LEASING

The Group has no financial leasing agreements but has operational leasing agreements that primarily consist of leases for facilities. Leasing costs were TSEK 6,370 for the financial year ended April 30, 2018 compared to TSEK 6,379 as of April 30, 2017 and TSEK 5,930 as of April 30, 2016. These consisted of minimum lease payments of TSEK 5,654 for the financial year ended April 30, 2018 compared to TSEK 5,678 as of April 30, 2017 and variable payments for the financial year ended April 30, 2018 of TSEK 716 compared to 701 as of April 30, 2017. The future minimum lease payments for operational leases are as follows in (TSEK):

	Operational leasing
Financial year	MAY 1, 2017	MAY 1, 2016
TSEK	-APR 30, 2018	-APR 30, 2017
Leasing expensed during the financial year	6,370	6,379
Nominal value of future minimum leasing payments is divided up as follows:
Due for payment within a year	5,654	5,654
Due for payment later than a year but within five years	7,184	11,889
Due for payment later than five years	587	1,535
Total	13,424	19,078

NOTE 10 EMPLOYEES AND REMUNERATION

Average number of employees

	MAY 1, 2017	MAY 1, 2016	MAY 1, 2015
	-APR 30, 2018	- APR 30, 2017	- APR 30, 2016
Sweden
Women	27	37	35
Men	31	38	40
Total Sweden	58	75	75

Russia
Women	1	-	-
Total Average number of employees	59	75	75

Salaries and benefits

	MAY 1, 2017	MAY 1, 2016	MAY 1, 2015
TSEK	-APR 30, 2018	- APR 30, 2017	- APR 30, 2016
Board	2,269	2,821	3,169
CEO and other senior executives	4,712	4,505	6,171
Other employees	27,001	35,150	32,160
Defined contribution pension plans	2,978	3,057	2,668
Defined medical benefits	343	356	276
Total salary and remuneration	37,302	45,890	44,445

Social security contributions by law and agreement	9,551	12,076	11,677
Special employer’s contribution, pension expenses	801	819	717
Total salaries, remuneration and social security	47,655	58,785	56,840

Health care and medical care

Oasmia offers its employees free medical care up to the cost ceiling and free medicines up to the cost cap. Oasmia has also signed an agreement with a provider of occupational health services.

Benefits for senior executives

Board of Directors and Board committees

Remuneration of the Chairman of the Board of Directors and Board members is decided by the Annual General Meeting. There is no remuneration for participation in the Nomination Committee.

The Executive Chairman of the Board, Julian Aleksov, is an employee of the company and receives a monthly salary. Remuneration is reviewed on April 1 each year. Under the terms of his employment contract he is entitled to pension insurance whereby the company annually pays an amount corresponding to 25 percent of his pensionable salary to a company of his choice. The Executive Chairman of the Board is also entitled to individual health insurance and medical insurance.

The accompanying notes are an integral part of these consolidated financial statements.

OASMIA PHARMACEUTICAL AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2018

Board fees for Lars Bergkvist were invoiced up until September 2017 through the company Axli AB, and Board fees for Alexander Kotsinas were invoiced between April 2017 and September 2017 through the company Windride AB, in accordance with a resolution adopted at a general meeting of shareholders and pursuant to a special agreement with Oasmia Pharmaceutical AB. As from October 2017 all Board members have their Board fees paid as earned income, which is subject to an employer’s contribution from Oasmia.

Except for what is described in Transactions with key people in senior positions in Note 26, no other remuneration such as salary, pension premiums or other benefits has been paid.

CEO

Remuneration of the CEO consists of a fixed salary. The remuneration is reviewed annually on April 1. According to the CEO's employment contract he is entitled to pension insurance, whereby the company shall pay an annual amount corresponding to the ITP scale to a company of his choice. The CEO is also entitled to individual health insurance and medical insurance. If notice of termination is given by the employer, a 12-month term of notice applies. If notice of termination is given by the CEO, the term of notice is 3 months.

Terms of employment for other senior executives

Remuneration to other senior executives consists of a fixed salary. Salaries are reviewed annually on April 1. According to their employment contracts other senior executives are entitled to pension insurance, whereby the company shall pay an annual amount corresponding to the ITP scale. Other senior executives are also entitled to individual health insurance.

Remuneration to Board and senior executives

		MAY 1, 2017 – APR 30, 2018
TSEK	Base salary/ board Fees	Remuneration upon termination of employment	Social security incl. special employer´s contribution	Pension/Sickness benefits	Variable remuneration

Chairman of the Board, Julian Aleksov	1,702	-	650	456	30
Board member, Bo Cederstrand	150	-	25	-	-
Board member, Alexander Kotsinas	150	-	47	-	-
Board member, Per Langö (1)	88	-	27	-	-
Board member, Lars Bergkvist	150	-	47	-	-
CEO, Mikael Asp	1,378	-	510	334	4
Other senior executives (1 people at end of year, 2 people on average during financial year) 2)	2,787	202	1,107	675	15
Other senior executives in subsidiaries	326	-	7	78	-

Total	6,732	202	2,421	1,543	48

(1)	Mr. Langö was appointed in September, 2017.

(2)	One senior executive resigned during the year.

The accompanying notes are an integral part of these consolidated financial statements.

OASMIA PHARMACEUTICAL AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2018

	MAY 1, 2016 – APR 30, 2017
TSEK	Base salary/ board fees	Social security incl. special employer’s contribution	Pension/ sickness benefits	Variable remuneration
Chairman of the Board Anders Lönner 1)	-	-	-	-
Chairman of the Board /Vice Chairman of the Board Julian Aleksov 2)	1,698	644	449	23
Board member, Bo Cederstrand	150	25	-	-
Board member, Horst Domdey 3)	96	30	-	-
Board member, Alexander Kotsinas	89	28	-	-
Board member, Hans Sundin 3)	537	88	-	16
Board member, Hans Liljeblad 4)	63	19	-	-
Board member, Lars Bergkvist	150	47	-	-
CEO Mikael Asp	1,366	479	230	-
Other senior executives (2 people at end of year, 2 people on average during financial year) 5)	3,127	1,134	621	13
Total	7,275	2,495	1,300	51

1) Elected Chairman of the Board in November 2016 and resigned in February 2017.

2) Elected Chairman of the Board in May 2015 and switched to Vice Chairman in November 21, 2016 to February 27, 2017. Julian Aleksov is the Executive Chairman and receives a salary.

3) Resigned in November 2016.

4) Resigned in September 2016.

5) In November 2016 management team was increased by one person. One senior executive resigned in March 2017.

 Gender distribution on the Board and in management

	APR 30, 2018		APR 30, 2017		APR 30, 2016
	Number on closing day	Number of men	Number on closing day	Number of men	Number on closing day	Number of men
Group (incl subsidiaries)
Board members *)	14	14	12	12	13	13
CEO and other senior executives	3	2	3	3	4	4

*) The comparative figure has been adjusted compared to 2016 Annual Report. The statement of gender distribution among Board members in the Group as per April 30, 2016 has been adjusted from 7 (of which 7 men) to 13 (of which 13 men). This adjustment has been made to show all Board seats as per April 30, 2016. In the event that the same person is present in the Boards of several companies included in the Group, the person is now counted as a member of the Board of each company, which was not the case in the previous year’s annual report.

 NOTE 11 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of vehicles, inventory and production equipment, leasehold improvements, and construction in progress and advance payments for machinery and equipment.

	Group MAY 1, 2017 – APR 30, 2018
TSEK	Vehicles	Inventories and production equipment	Leasehold improvements	Construction in progress and advance payments for machinery and equipment	Total
Opening acquisition cost	225	43,684	8,437	146	52,492
Investments for the year	-	415	-	-	415
Sales/disposals	-	(252)	-	-	(252)
Closing accumulated acquisition cost	225	43,847	8,437	146	52,655

Opening depreciation	(75)	(30,712)	(3,337)	-	(34,124)
Depreciation for the year	(75)	(2,715)	(440)	-	(3,230)
Sales/disposals	-	226	-	-	226
Closing accumulated depreciation	(150)	(33,201)	(3,777)	0	(37,128)

Closing carrying amount	75	10,646	4,660	146	15,527

The accompanying notes are an integral part of these consolidated financial statements.

OASMIA PHARMACEUTICAL AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2018

	Group MAY 1, 2016 – APR 30, 2017
TSEK	Vehicles	Inventories and production equipment	Leasehold improvements	Construction in progress and advance payments for machinery and equipment	Total
Opening acquisition cost	0	43,500	8,377	100	51,977
Investments for the year	225	184	60	46	515
Reclassifications	-	-	-	-	0
Sales/disposals	-	-	-	-	0
Closing accumulated acquisition cost	225	43,684	8,437	146	52,492

Opening depreciation	0	(27,898)	(2,907)	0	(30,805)
Depreciation for the year	(75)	(2,814)	(430)	-	(3,319)
Sales/disposals	-	-	-	-	0
Closing accumulated depreciation	(75)	(30,712)	(3,337)	0	(34,124)

Closing carrying amount	150	12,972	5,100	146	18,368

NOTE 12 OTHER INTANGIBLE ASSETS

Other intangible assets consist of the costs of patents and of acquired research projects.

	Group MAY 1, 2017 – APR 30, 2018			Group MAY 1, 2016 – APR 30, 2017
TSEK	Patents	Research projects	Total	Patents	Research projects	Total
Opening acquisition cost	24,038	25,000	49,038	23,615	0	23,615
Purchases for the year	11,881	-	11,881	423	25,000	25,423
Disposals	(894)	-	(894)	-	-	0
Closing accumulated acquisition cost	35,025	25,000	60,025	24,038	25,000	49,038

Opening accumulated amortization	(12,867)	-	(12,867)	(11,679)	0	(11,679)
Amortization for the year	(1,538)	-	(1,538)	(1,188)	-	(1,188)
Disposals	338	-	338	-	-	0
Closing accumulated amortization	(14,067)	0	(14,067)	(12,867)	0	(12,867)

Closing carrying amount	20,958	25,000	45,957	11,171	25,000	36,171

The accompanying notes are an integral part of these consolidated financial statements.

OASMIA PHARMACEUTICAL AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2018

 NOTE 13 CURRENCY DIFFERENCES – NET

Currency differences are recognized in the income statement as follows:

	MAY 1, 2017	MAY 1, 2016	MAY 1, 2015
TSEK	- APR 30, 2018	- APR 30, 2017	- APR 30, 2016
Other operating income	157	202	2
Other external expenses	(640)	(1,591)	478
Financial items – net	(55)	(44)	(480)
Total	(538)	(1,433)	0

NOTE 14 OPERATING INCOME

Operating income for the financial year ending April 30, 2018 was TSEK (103,724) compared to TSEK (140,481) for the financial year ending April 30, 2017 and TSEK (132,691) for the financial year ending April 30, 2016. Of the Group's recognized operating expenses of TSEK 116,352 in the financial year ending April 30, 2018, TSEK 146,691 in the financial year ending April 30, 2017 and TSEK 165,273 in the financial year ending April 30, 2016, TSEK 9,157 was recognized as capitalized development costs in the financial year ending April 30, 2018 compared to TSEK 7,898 in the financial year ending April 30, 2017 and TSEK 16,727 in the financial year ending April 30, 2016.

NOTE 15 FINANCIAL INCOME AND EXPENSES

		Group
		MAY 1, 2017	MAY 1, 2016	MAY 1, 2015
TSEK	Category	- APR 30, 2018	- APR 30, 2017	- APR 30, 2016
Financial income
Bank accounts	Loans receivable and accounts receivable	53	4	726
Short-term investments	Financial assets valued at fair value	-	30	-
Other	-	48	51	60
Total financial income		101	85	786

Interest expenses
Liabilities to credit institutions	Financial liabilities valued at amortized cost	(66)	(194)	(365)
Convertible loans	Financial liabilities valued at amortized cost	(4,093)	(6,728)	(115)
Other borrowings	Financial liabilities valued at amortized cost	(8,014)	(6,549)	(7,616)
Accounts payable	Financial liabilities valued at amortized cost	(129)	(6)	(134)
Other	-	(9)	(13)	(4)
		(12,311)	(13,490)	(8,234)
Other financial expenses and exchange rate differences
Short-term investments	Financial assets valued at fair value	-	-	(49)
Bank accounts	Loans receivable and accounts receivable	(47)	(10)	(1,216)
Convertible loans	Financial liabilities valued at amortized cost	(1,923)	(6,259)	(86)
Other	-	(109)	(88)	(49)
		(2,079)	(6,357)	(1,400)
Total financial expenses		(14,390)	(19,847)	(9,634)

NOTE 16 INCOME TAXES

The Parent Company and two subsidiaries have their fiscal domicile in Sweden, where the tax rate for the financial year ending April 30, 2018 is 22 % compared to 22 % for the financial years ending April 30, 2017 and 2016 respectively. In addition, a subsidiary has its fiscal domicile in the USA, one in Hong Kong and one in Russia.

The accompanying notes are an integral part of these consolidated financial statements.

OASMIA PHARMACEUTICAL AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2018

The income tax on Group earnings before tax is shown in the table below:

	MAY 1, 2017	MAY 1, 2016	MAY 1, 2015
TSEK	- APR 30, 2018	- APR 30, 2017	- APR 30, 2016
Income before taxes	(118,013)	(160,243)	(141,539)
Issue expenses not included in earnings	(15,500)	(3,605)	(14,706)
Non-taxable revenues	-	(1)	0
Non-deductible expenses	1,351	6,087	607
Taxable income	(132,162)	(157,762)	(155,638)
Income tax according to current tax rates in Sweden	29,076	34,708	34,240
Taxable deficits for which no deferred tax asset is recognized	(29,076)	(34,708)	(34,240)
Tax expense	0	0	0

At April 30, 2018 the Group had accumulated loss carry-forward from previous years and from the financial year amounting to TSEK 1,009,345 compared to TSEK 877,183 as of April 30, 2017 and TSEK 720,576 as of April 30, 2016. There are at present no sufficiently convincing reasons to assume that loss carry-forward will be able to be utilized against future profits, and thus no deferred tax asset has been recognized in the balance sheet.

NOTE 17 EARNINGS PER SHARE

Earnings per share are calculated by dividing earnings attributable to Parent Company shareholders by a weighted number of common shares outstanding during the period.

	MAY 1, 2017	MAY 1, 2016	MAY 1, 2015
	- APR 30, 2018	- APR 30, 2017	- APR 30, 2016
Earnings attributable to Parent Company shareholders (TSEK)	(118,007)	(160,243)	(141,539)
Weighted average number of common shares outstanding (thousands)	166,196	112,994	101,753
Earnings per share (SEK per share) *)	(0.71)	(1.39)	(1.36)

*) Recalculation of historical values has been made taking into account capitalization issue elements in the rights issue carried out in July 2017.

The following instruments outstanding have not given rise to any dilution effect at April 30, 2018, but may do so in the future:

	Number of warrants and convertibles	Total possible number of shares
Warrants that can be converted to 3 (three) shares	1,280,750	3,842,250
Warrants that can be converted to 1 (one) share, board and senior executives	5,543,182	5,543,182
Warrants that can be converted to 1 (one) share, other	34,979,061	34,979,061
Convertible instruments	54	14,338,380
Total possible number of shares		58,702,873

NOTE 18 FINANCIAL INSTRUMENTS AND FINANCIAL RISKS

Financial risks

Oasmia’s business, like all business activities, is subjected to a large number of risks. In general, these may be divided into such risks that directly affect the Group’s financial situation (financial risks) and such risks that only affect the financial situation indirectly (operational risks). What operational risks Oasmia is subjected to and how these are managed is described in the sections Management Discussion and Analysis and in Risk Factors.

Financial risks can be divided up into such risks that affect the Group’s financial instruments and other financial risks. The latter affect other assets and liabilities and equity.

The accompanying notes are an integral part of these consolidated financial statements.

OASMIA PHARMACEUTICAL AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2018

The financial risks that Oasmia’s financial instruments are to varying extents subjected to are primarily:

·	Credit risk, meaning the risk that a debtor does not pay its liability to Oasmia.
·

Liquidity risk, meaning the risk that Oasmia does not have sufficient funds to pay a liability when it falls due for payment or that a lack of liquidity significantly limits Oasmia in its business operations.

In addition to the liquidity risk associated with individual financial instruments, and which is described together with these in this note, there is also a general liquidity risk. Oasmia does not yet find itself in a commercialization stage, which means that revenues and cash flows generated from sales are not yet sufficient to cover the Group’s capital and liquidity requirements. This means that there is a risk that Oasmia cannot manage to find existing and new owners who are willing to contribute equity and creditors who are prepared to give loans to a sufficient extent until the company’s own sales have reached a sufficient size. See also under the Management Discussion and Analysis and in Risk Factors.

·	Market risk, meaning the risk that values that are dependent on the development of the financial markets affect the value of Oasmia’s financial instruments negatively.

The market risks that affect Oasmia’s financial instruments are primarily:

– Currency risk: exchange rates for the currencies that Oasmia’s financial instruments are denominated in.

– Interest-rate risk: the interest rates that Oasmia’s financial instruments carry. However, as the interest rates of all financial instruments outstanding at April 30, 2018 are fixed until maturity, there is no interest-rate risk in these.

The following sensitivity analysis shows the effect in TSEK if each parameter were to change by 10 percent:

		Currency risk
Financial instrument	Currency	Apr 30, 2018	Apr 30, 2017
Accounts receivable – trade, accrued income and cash and cash equivalents	USD	226	-
	HKD	5	-
	RUB	82	-
Total currency risk		313	-

		Currency risk
Financial instrument	Currency	Apr 30, 2018	Apr 30, 2017
Accounts payable and other current liabilities	EUR	375	1,507
	USD	318	167
	RUB	20	-
	GBP	26	28
Total currency risk		739	1,702

These risks, how they are managed and what financial instruments are affected by them are discussed further below in the sections “Financial risk management” and “Financial instruments”.

Financial risk management

The Group financial policy determined by the Board regulates how management should identify financial risks and, when possible and necessary, take measures to limit risk.

Risk consists of two components:

·	The probability of the adverse event occurring
·	The materiality of the adverse event

A correct assessment of risk, and thus a decision on appropriate risk management measures, is based on a true assessment of both these components. Obviously, there can be situations where it is not profitable to actively take measures to prevent a negative event even if there is a risk that it may occur, if at the same time the consequences of such a negative event are small. In such a case it is probably best to accept the risk.

The accompanying notes are an integral part of these consolidated financial statements.

OASMIA PHARMACEUTICAL AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2018

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

Capital management

The company is still in a development phase and does not generate any profits or positive cash flow yet, which means that the company’s capital management focuses exclusively on the external raising of capital. For the same reason, no dividend policy has been formulated yet.

The overarching objective of the company’s capital management is to provide the business with capital and liquidity until such a time as profitability and a positive cash flow have been achieved. This is done by issuing new shares and convertible loans, supplemented by external loans. This management and this objective have not changed compared to the previous year and there are no external capital requirements that have to be taken into consideration.

Financial instruments

Oasmia’s financial instruments can be divided into the following categories:

·	Loans receivable and accounts receivable
·	Financial liabilities valued at amortized cost

Oasmia has no financial instruments measured at fair value.

Financial instruments by category

April 30, 2018

TSEK	Loans receivable and accounts receivable	Financial liabilities valued at amortized cost	Total
Financial assets
Accounts receivable	1,578	-	1,578
Other current receivables	33,000	-	33,000
Accrued income	782	-	782
Cash and cash equivalents	15,580	-	15,580
Total financial assets	50,940	-	50,940

Financial liabilities
Convertible loan	-	52,841	52,841
Other borrowings	-	134,419	134,419
Accounts payable	-	9,256	9,256
Other current liabilities	-	169	169
Accrued expenses	-	16,020	16,020
Total financial liabilities	0	212,705	212,705

 April 30, 2017

TSEK	Loans receivable and accounts receivable	Financial liabilities valued at amortized cost	Total
Financial assets
Accounts receivable	35	-	35
Other current receivables	14	-	14
Cash and cash equivalents	28,001	-	28,001
Total financial assets	28,050	0	28,050

Financial liabilities
Convertible loan	-	66,307	66,307
Other borrowings	-	102,419	102,419
Accounts payable	-	20,837	20,837
Other current liabilities		197	197
Accrued expenses	-	15,823	15,823
Total financial liabilities	0	205,583	205,583

The accompanying notes are an integral part of these consolidated financial statements.

OASMIA PHARMACEUTICAL AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2018

Financial assets valued at fair value

As of April 30, 2018, Oasmia has no financial instruments measured at fair value.

Financial instruments’ fair value can be calculated according to different measurement techniques, which in turn are based on different inputs. These inputs may be observable to varying degrees. The calculated fair values are divided into three different levels, primarily depending on how observable these inputs are.

Level 1: Listed prices in an active market for identical assets or liabilities constitute the fair value of financial instruments at level 1.

Level 2: Inputs for fair value calculations at level 2 are constituted by other directly or indirectly observable inputs than listed prices.

Level 3: When calculating fair value at level 3, inputs are not observable but are based, for example, on reasonable estimates.

Loans receivable and accounts receivable

·

Cash and cash equivalents to the amount of TSEK 15,580 as of April 30, 2018 compared to TSEK 28,001 as of April 30, 2017 consist of bank balances of TSEK 15,279 as of April 30, 2018 compared to TSEK 27,975 as of April 30, 2017 in Swedish commercial banks. and of a bank balance of TSEK 301 as of April 30, 2018 compared to TSEK 26 as of April 30, 2017 in foreign commercial banks. Of cash and cash equivalents, TSEK 794 as of April 30, 2018 compared to TSEK 47 as of April 30, 2017 is balances in foreign currency. These have been translated using the Swedish Riksbank’s end-of-month quotation at closing day. That part of the liquid assets which are in other currencies than SEK has an underlying currency risk, which means that there is a risk that the exchange rates for these currencies develop negatively. As the absolute values are small, it is assessed that this risk is negligible.

Accounts receivable of TSEK 1,578 as of April 30, 2018 compared to TSEK 35 as of April 30, 2017.

Accounts receivable divided up by currency:

	APR 30, 2018		APR 30, 2017
Currency	Value in currency	Recognized in SEK	Value in currency	Recognized in SEK
EUR
USD	179	1,555	-	-
SEK	23	23	35	35
Total		1,578		35

Age of accounts receivable relative to due date:

	APR 30, 2018	APR 30, 2017
Not yet due	23	35
Past due date:
1- 30 days	502	-
31-60 days	186	-
Older than 60 days	867
Total	1,578	35

The accompanying notes are an integral part of these consolidated financial statements.

OASMIA PHARMACEUTICAL AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2018

Accounts receivable are recognized at the value at which they are estimated they will be received. Accounts receivable in foreign currency have been translated at the closing day exchange rate. Accounts receivable include a credit risk and a currency risk. No provisions have been made for bad debt losses as the amounts due are expected to be received shortly.

No bad debt loss was recognized as of April 30, 2018, however bad loss of TSEK 5,066 was recognized as of April 30, 2017.

·	Other current receivables and accrued income of TSEK 33,000 as of April 30, 2018 compared to TSEK 14 as of April 30, 2017.

TSEK	APR 30, 2018	APR 30, 2017
Portion of convertible loan 2017:3 not yet paid	7,000	-
Portion of convertible loan 2018:1 not yet paid	26,000	-
Other current receivables	-	14
Total	33,000	14

Accounts receivable

 Of Other current receivables, TSEK 33,000 as of April 30, 2018, compared to TSEK 14 as of April 30, 2017, was overdue at closing day. The amount of TSEK 0 as of April 30, 2018 compared to TSEK 0 as of April 30, 2017, is denominated in foreign currency.

Convertible loan 2017:3 was issued in November 2017 to the tune of TSEK 28,000. Of this sum, TSEK 7,000 had not been paid as of April 30, 2018. Convertible loan 2018:1 was issued on April 19, 2018 to the tune of TSEK 26,000 and as of April 30, 2018 had not been paid.

These financial instruments are reported at amortized cost, which in this case means the value which it is estimated will be received. This value equals the fair value of these financial instruments. They include both credit risk and currency risk, as of April 30, 2018.

Accrued income TSEK 782 as of April 30, 2018 compared to TSEK 0 as of April 30, 2017. Profit sharing stemming from sales in Russia (see Note 4, Segment information) had not yet been invoiced at April 30, 2018. It has been recognized as accrued income. This accrued income involves both a credit risk and a currency risk.

Financial liabilities valued at amortized cost

Borrowings to the tune of TSEK 134,419 as of April 30, 2018 compared to TSEK 102,419 as of April 30, 2017 comprise a loan from Nexttobe AB, who previously were Oasmia’s second largest shareholder and non-negotiable promissory notes to the tune of TSEK 32,000, as follows:

	Group
TSEK	Apr 30, 2018	Apr 30, 2017
Loan from Nexttobe	102,419	102,419
Non-negotiable promissory notes issued in June 2017	6,000	-
Non-negotiable promissory notes issued in April 2018	26,000	-
Total	134,419	102,419

Nexttobe AB: The loan plus accrued interest amount to TSEK 107,475 and the fair value to TSEK 107,279 as of April 30, 2018 compared to TSEK 100,616 as of April 30,2017. This has been calculated as the net present value of the future cash flow of the loan. A discount rate of 10 percent has been used, which is the assumed market rate for equivalent loans. This involves measurement in accordance with level 3, as described above.

The accompanying notes are an integral part of these consolidated financial statements.

OASMIA PHARMACEUTICAL AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2018

This loan originally matured on September 30, 2017 and carried interest of 3.5%. The loan was then extended and at April 30, 2018 it had a maturity date of May 31, 2018. However, after closing day the maturity date has been extended until July 31, 2018. The loan carries interest of 8.5%.

During the year interest expenses for this loan amounting to TSEK 6,559 as of April 30, 2018 compared to TSEK 6,549 were recognized in the income statement as financial expenses. As the interest rate up until maturity is pursuant to a written agreement, there is a liquidity risk but no interest-rate risk.

Oasmia has obtained promises of credit from another party to cover repayment of the loan from Nexttobe including accrued interest.

Non-negotiable promissory notes issued in June 2017: When convertible loan 2016:2 of TSEK 42,000 matured in June 2017 (see below), it was replaced by non-negotiable promissory notes in the same amount. Of these promissory notes, a net amount of TSEK 36,000 was repaid during the year so that a liability of TSEK 6,000 remained on April 30, 2018. This liability carries interest of 8.5% and matures on June 30, 2018. Its fair value amounted to TSEK 6,432 at April 30, 2018. Fair value has been calculated as described regarding the loan from Nexttobe above. This therefore also involves measurement in accordance with level 3, as described above.

The interest rates up until maturity is pursuant to a written agreement, and consequently there is a liquidity risk but no interest-rate risk.

Non-negotiable promissory notes issued in April 2018: When convertible loan 2017:2 of TSEK 26,000 matured in April 2018 (see below), it was replaced by non-negotiable promissory notes in the same amount. These carry interest of 8.5% and mature on May 31, 2018. Their fair value was TSEK 26,033 at April 30, 2018. Fair value has been calculated as described regarding the loan from Nexttobe above. This therefore also involves measurement in accordance with level 3, as described above.

The interest rate up until maturity is pursuant to a written agreement, and consequently there is a liquidity risk but no interest-rate risk.

In addition to this loan, Oasmia also has a promise of credit of TSEK 40,000 as of April 30, 2018 compared to TSEK 40,000 as of April 30, 2017 from the second largest shareholder, Alceco International S.A. and a granted but unutilized overdraft facility of TSEK 5,000 as of April 30, 2018 compared to TSEK 5,000 as of April 30, 2017. None of the promise of credit from Alceco has been utilized. A chattel mortgage has been taken out with the bank as collateral for the overdraft facility. See Note 24 “Contingent liabilities and pledged assets”.

Convertible loans, TSEK 52,841 as of April 30, 2018 compared to TSEK 66,307 as of April 30, 2017, comprise 2 convertible loans, as follows:

	Group
TSEK	April 30, 2018	April 30, 2017
Convertible loans	52,841	66,307
Total	52,841	66,307

Divided up into the following convertible loans

Designation	Number	Amount per convertible, TSEK	Total loan amount, TSEK	Recognized, TSEK	Interest	Falls due	Conversion price, SEK/share	Number of new shares upon full conversion
2017:3	28	1,000	28,000	27,434	8.0%	Nov 30, 2018	3.10	9,032,258
2018:1	26	1,000	26,000	25,407	8.0%	April 22, 2019	4.90	5,306,122
Total	54		54,000	52,841				14,338,380

At April 30, 2018, the fair value of the loan amounts to TSEK 54,159 compared to TSEK 65,253 as per April 30, 2017. This has been calculated as the discounted present value of the loan’s future cash flow. In addition, a discount rate of 10 percent has been used, which is an assumed market interest rate for corresponding loans. This means a value according to level 3, as described in section “Financial assets valued at fair value”.

The accompanying notes are an integral part of these consolidated financial statements.

OASMIA PHARMACEUTICAL AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2018

In addition to these open convertible loans at April 30, 2017, there have been two further convertible loans during the year:

Designation	Due date	Total loan amount, TSEK
2016:2	June 9, 2017	42,000	This loan was replaced by non-negotiable promissory notes upon maturity, see above.
2017:2	June 18, 2018	26,000	This loan was replaced by non-negotiable promissory notes upon maturity, see above.
Total		68,000

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

Accounts payable to the amount of TSEK 9,256 as of April 30, 2018 compared to TSEK 20,837 as of April 30, 2017, Accrued expenses of TSEK 16,020 as of April 30, 2018 compared to TSEK 15,823 as of April 30, 2017, and Other current liabilities of TSEK 169 as of April 30, 2018 compared to TSEK 197 as of April 30, 2017, in total TSEK 25,445 as per April 30, 2018 compared to TSEK 36,857 as of April 30, 2017, comprise small liabilities to a large number of suppliers and accrued interest for the above-mentioned loan. Amortized cost equals fair value. Of this figure, TSEK 7,397 as of April 30, 2018 compared to TSEK 17,016 as of April 30, 2017 is liabilities in a currency other than SEK. These involve a currency risk. In addition to this currency risk, there is also a liquidity risk attached to these liabilities.

Remaining time until maturity of financial liabilities

The Group as per April 30, 2018

TSEK	< 3 months	3 -6 months	6- 12 months	More than 1 year
Convertible loans including interest	-	-	58,337	-
Other borrowings including interest	108,191	-	-	-
Accounts payable	9,256	-	-	-
Other current liabilities	42	42	85	-
Accrued expenses	9,508	-	-	-
Total	126,997	42	58,422	0

The Group as per April 30, 2017

TSEK	< 3 months	3 -6 months	6- 12 months	More than 1 year
Convertible loans including interest	45,580	-	28,210	-
Other borrowings including interest	-	105,107	-	-
Accounts payable	20,837	-	-	-
Other current liabilities	49	49	99	-
Accrued expenses	11,392	-	-	-
Total	77,858	105,157	28,309	0

The accompanying notes are an integral part of these consolidated financial statements.

OASMIA PHARMACEUTICAL AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2018

NOTE 19 PREPAID EXPENSES AND ACCRUED INCOME

TSEK	APR 30, 2018	APR 30, 2017
Prepaid interest expenses	12,542	-
Prepaid technical development expenses	2,562	-
Accrued income	782	-
Prepaid clinical studies	-	3,643
Prepaid rent	1,045	1,030
Prepaid insurance premiums	473	553
Other prepaid expenses	1,830	1,782
Total	19,234	7,008

NOTE 20 OTHER CURRENT RECEIVABLES

TSEK	APR 30, 2018	APR 30, 2017
Short term financial receivable	33,000	-
VAT receivable	1,079	1,295
Other current receivables	292	95
Total	34,371	1,390

Current financial receivables consist of convertible loans issued but for which payment had not yet been received as of April 30, 2018.

NOTE 21 SHARE CAPITAL

Specifications of changes in equity are presented in this report immediately after the statement of financial position. The total number of shares as of April 30, 2018 was 176,406,372 type A compared to 126,098,166 as of April 30, 2017 and 107,209,310 as of April 30, 2016 with a quota value of SEK 0.10 per share. All issued shares have been fully paid for. The development of the number of shares since May 1, 2016 is shown below.

	Number of shares	Share capital, SEK
Opening balance, May 1, 2016	107,209,310	10,720,931
2016 Private placement 1)	8,750,000	875,000
2016 Offset issue 2)	3,080,000	308,000
2017 Conversion of convertible loan	7,058,856	705,886
Closing balance, Apr 30, 2017	126,098,166	12,609,817
2017 Rights issue	50,308,206	5,030,821
Closing balance, Apr 30, 2018	176,406,372	17,640,638

1) Private placement to a limited number of investors.

2) Offset of liability deriving from acquisition of intangible assets.

NOTE 22 OTHER CURRENT LIABILITIES

TSEK	APR 30, 2018	APR 30, 2017
Cash payments for warrants that proved to be invalid	1,480	3,053
Employee withholding tax/social security contributions	1,848	2,106
Other	176	197
Total	3,504	5,356

NOTE 23 ACCRUED EXPENSES AND DEFERRED INCOME

TSEK	APR 30, 2018	APR 30, 2017
Accrued personnel costs	6,999	10,471
Accrued costs for clinical trials	5,057	7,747
Accrued interest expenses	6,579	4,431
Other accrued expenses	4,384	2,683
Deferred income	-	962
Total	23,019	26,294

The accompanying notes are an integral part of these consolidated financial statements.

OASMIA PHARMACEUTICAL AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2018

NOTE 24 CONTINGENT LIABILITIES AND PLEDGED ASSETS

Contingent liabilities

During the financial year ending April 30, 2017, warrants were issued in programs for the Board and management. As these were invalid, however, an Extraordinary General Meeting on June 2, 2017 adopted a resolution whereby these programs were cancelled. A possible consequence of the programs being invalid and cancelled could be that the company’s income statement is negatively impacted. However, it is difficult to estimate or determine the total sum of this eventuality. This disclosure is therefore made without specifying any impact on the income statement.

The Parent Company has given a guarantee to a former employee regarding any costs deriving from employment at Oasmia that might possibly affect this former employee at a later date.

A claim has been filed against Oasmia by one of its suppliers which the company has contested in its entirety. It is difficult to evaluate a likely outcome or cost as a result of the claim. The best assessment of the Board and management is that the company might be impacted by a cost amounting to approximately SEK 10 million in the event of a negative outcome of a potential legal dispute.

Pledged assets

The Parent Company has taken out a chattel mortgage of TSEK 8,000 as of April 30, 2018 compared to TSEK 8,000 as of April 30, 2017, with a bank as collateral for an overdraft facility of TSEK 5,000 as of April 30, 2018 compared to TSEK 5,000 as of April 30, 2017, and as the limit for a foreign currency derivative of TSEK 3,000 as of April 30, 2018 compared to TSEK 3,000 as of April 30, 2017.

NOTE 25 CASH FLOW ANALYSIS

Adjustments for non-cash items

TSEK	Note	APR 30, 2018	APR 30, 2017
Depreciation, amortization and impairment: non-current assets	11,12	5,350	4,508
Impairment of inventories	7	1,070	5,736
Bad debt loss	18	-	5,066
Total		6,420	15,310

Inflow from convertible loans

TSEK	Note	APR 30, 2018	APR 30, 2017
Convertible loan 2016:2	18	-	42,000
Convertible loan 2017:1	18	-	42,000
Convertible loan 2017:3	18	21,000	-
Total		21,000	84,000

Inflow from new share issues

TSEK	Number of shares	Note	APR 30, 2018	APR 30, 2017
Private placement in October 2016	8,750,000	21	-	70,000
Rights issue in July 2017	50,308,206	21	159,282	-
Total			159,282	70,000

NOTE 26 TRANSACTIONS WITH RELATED PARTIES

Group companies

As per April 30, 2017, the Group consists of the Parent Company Oasmia Pharmaceutical AB, the Swedish subsidiaries Qdoxx Pharma AB and Oasmia Incentive AB (formerly Oasmia Animal Health AB), AdvaVet, Inc. (formerly Oasmia Pharmaceutical, Inc.) in the US Oasmia Pharmaceutical Asian Pacific, Ltd based in Hong Kong and Oasmia RUS, LLC based in Moscow, Russia. The subsidiaries are 100% except for Oasmia RUS, LLC which 80% owned, and thus under the control of the Parent Company. For further information on the Group, please refer to Note 27 Holdings in Group companies.

The accompanying notes are an integral part of these consolidated financial statements.

OASMIA PHARMACEUTICAL AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2018

Intra-Group transactions

The following table shows the transactions during the year between the Parent Company and the Swedish subsidiaries and the opening and closing liabilities:

	Qdoxx Pharma		Oasmia Incentive
TSEK	MAY 1, 2017– APR 30, 2018	MAY 1, 2016– APR 30, 2017	MAY 1, 2017– APR 30, 2018	MAY 1, 2016– APR 30, 2017
Parent Company’s opening liabilities	62	99	1,601	204
Transactions during the year	(20)	(37)	1,140	1,397
Parent Company’s closing liabilities	42	62	2,741	1,601

The Parent Company made a shareholders’ cash contribution of TSEK 50 to Qdoxx during the year.

A shareholders’ contribution was also made to Oasmia Incentive AB during the year. This consisted of 5,543,182 warrants with a value of TSEK 1,485. These warrants have been resold by Oasmia Incentive AB to the Board and management of Oasmia Pharmaceutical AB (see also under “Transactions with key people in senior positions”.

Transactions between the Parent Company and AdvaVet, Inc, USA

The Parent Company paid a shareholders’ contribution of TUSD 17 during the year, which was reported in the Parent Company as Holdings in Group companies of TSEK 145, and also issued a loan of TUSD 70, of which TUSD 7 has been repaid. The net amount of TUSD 63, the Parent Company’s outstanding receivable at April 30, 2018, is reported as Receivables from Group companies of TSEK 545.

The Parent Company recharged expenses of TUSD 40 in total to AdvaVet during the year, corresponding to TSEK 325, which had been paid at April 30, 2018.

Transactions between the Parent Company and Oasmia Pharmaceutical Asia Pacific, Ltd, Hong Kong

The Parent Company made a shareholders’ contribution of THKD 87 to Oasmia Pharmaceutical Asia Pacific during the year. This was initially reported in the Parent Company as Holdings in Group companies of TSEK 97 but was written down by TSEK 47 to TSEK 50 at April 30, 2018. There were no dealings between the companies at April 30, 2018.

Transactions between the Parent Company and Oasmia RUS, Russia

The Russian subsidiary, which is 80 percent owned, was founded during the year. The Parent Company purchased services from this subsidiary for TEUR 60 during the year, which has been recorded as TSEK 591. There were no dealings between the two companies at April 30, 2018.

Transactions with key people in senior positions

In accordance with a resolution adopted at the Extraordinary General Meeting on June 2, 2017 concerning the issue of warrants, 5,543,182 warrants were issued and paid as a shareholders’ contribution to Oasmia Incentive (see above). These warrants were resold by Oasmia Incentive AB to Oasmia Pharmaceutical AB’s Board and senior management for between SEK 0.17 and SEK 0.22 per warrant, depending on the market value at the time of each individual issue. These warrants generated equity of TSEK 1,171 for Oasmia.

There were no other transactions with key persons.

Financial loan transactions with related parties

On April 30, 2018 there was a credit facility of TSEK 40,000 compared to TSEK 40,000 as if April 30, 2017, available to Oasmia from Alceco International S.A., the company’s second largest shareholder. If the facility is utilized the interest rate is 5%. This credit facility was completely unused at April 30, 2018, as was the case at April 30, 2017.

After the rights issue carried out in July 2017, Arwidsro Investment AB is Oasmia’s largest shareholder. In connection with the share issue Arwidsro guaranteed a certain amount and thus received a guarantee commission of TSEK 4,490. During the year Arwidsro also received 24,193,548 warrants with a carrying amount of TSEK 8,710 as compensation for a promise of credit.

Nexttobe, AB was Oasmia’s second largest shareholder up until October 31, 2016, with a shareholding of 18.3 percent. However, this shareholding was divested as of November 1, 2016, which means that the relationship with Nexttobe, AB is no longer a related party relationship.

Other transactions with related parties

Ardenia Investment Ltd, which is equally controlled by Oasmia’s founders Bo Cederstrand and Julian Aleksov, is registered as the applicant for and the holder of the underlying patents for Oasmia’s business. Pursuant to an agreement between Ardenia and Oasmia, the rights to these patents have been transferred to Oasmia. Ardenia re-charged for administrative expenses for these patents during the year. These invoices amounted to TSEK 1,524 in the financial year ending April 30, 2018 compared to TSEK 1,373 in the financial year ending April 30, 2017. New patent rights extending protection of XR17 by a further 8 years until 2036 were acquired during the year for TSEK 10,550. As per closing day April 30, 2018 Oasmia had unpaid invoices from Ardenia amounting to TSEK 0 compared to TSEK 721 as per April 30, 2017.

The accompanying notes are an integral part of these consolidated financial statements.

OASMIA PHARMACEUTICAL AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2018

NOTE 27 HOLDINGS IN GROUP COMPANIES

					Book value	Book value
Parent Company	Reg. No.	Domicile	Owner- ship %	Votes %	APR 30, 2018	APR 30, 2017
Qdoxx Pharma AB	556609-0154	Uppsala	100	100	150	100
Oasmia Incentive AB	556519-8818	Uppsala	100	100	10	10
AdvaVet, Inc. (name changed from Oasmia Pharmaceutical, Inc.)	E0300362015-6	Nevada, USA	100	100	145	0
Oasmia Pharmaceutical Asian Pacific, Ltd	2383363	Hong Kong	100	100	50	0
Oasmia RUS, LLC	1177746442620	Moscow, Russia	80	80	0	0
Total					355	110

NOTE 28 ALLOCATION OF NON-RESTRICTED EQUITY

The following non-restricted equity is available for distribution by the Annual General Meeting:

SEK	APR 30, 2018	APR 30, 2017
Share premium reserve	1,232,603,020	1,074,619,456
Retained earnings	(808,607,126)	(639,377,516)
Income for the year	(118,863,649)	(160,072,959)
Total	305,032,245	275,168,981

The Board proposes that the 2018 Annual General Meeting adopts a resolution that the above amount available of SEK 305,032,245 as per April 30, 2018 compared to SEK 275,168,981 as per April 30, 2017 to be carried forward.

The accompanying notes are an integral part of these consolidated financial statements.

OASMIA PHARMACEUTICAL AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2018

NOTE 29 EVENTS AFTER BALANCE SHEET DATE OF APRIL 30, 2018

Spin-off of veterinary business to AdvaVet completed

All veterinary assets have now been spun off to the US-based AdvaVet Inc.

Adjustment of terms of loan

The company, Arwidsro Investment and MGC Capital have agreed on an extension until September 30 for payment of the loan communicated on January 2, 2018. This is so that the company will be given time to complete ongoing activities. In all other respects the same terms apply to the loan.

Nexttobe extended loan to Oasmia

Nexttobe AB’s loan to Oasmia which matured on May 30, 2018 was extended until July 31, 2018. The aim is that this loan will then be replaced by a new loan from Arwidsro Investment and MGC Capital in accordance with what was communicated on January 2, 2018.

Results from Oasmia Pharmaceutical’s phase III study have been presented at ASCO annual meeting

Oasmia presented the follow-up results from the study including 789 patients with platinum-sensitive recurrent ovarian cancer.

Adjustment of loan terms

The Company, Arwidsro Investment and MGC Capital agreed to extend the payment of the loan, which was communicated January 2nd, until September

30th.

Application of orphan designation of Apealea in the European Union was withdrawn

The company withdrew its application for orphan medicine concerning Apealea based mainly on the fact that the prevalence for the indication several times exceeded the threshold sat by the authorities.

The market authorization application of Apealea in the European Union is in final phase

European Medicines Agency (EMA) who processes the market authorization application for Apealea came back after the July meeting by the Committee for Medicinal Products for Human Use (CHMP), that the remaining list of outstanding issues should be responded to in written form. The company responded to the questions in August.

Financial development after closing day

Short-term loans of TSEK 26,000 matured on May 31, 2018. Of this sum, TSEK 17,000 has been repaid up until the day of the signing of this Annual Report. The remaining TSEK 9,000 has been extended after closing day to September 30, 2018.

Short-term loans of TSEK 6,000 matured on June 30, 2018. These have been extended after closing day to September 30, 2018.

On July 31, 2018 the loan from Nexttobe including interest and totalling TSEK 109,699 matured. This sum has not yet been paid. Negotiations are being held with Nexttobe and the loan will be repaid no later than September 30, 2018. As has been communicated previously as well as in this Annual Report (see note 18), Oasmia has promises of credit to cover repayment to Nexttobe. The prerequisites for these promises of credit are that the normal conditions are met, including that at the time Oasmia has sufficient financial means to conduct its business during the subsequent 12-month period (without taking the loans from Arwidsro and the other lender MGC Capital into consideration) and that there is no reason to believe that Oasmia will not be able to meet its obligations under the terms of the loan agreements.

NOTE 30 KEY DEFINITIONS

In addition to the key definitions presented in the financial statements, following key definitions are used in this annual report.

Equity per share:	Equity as a ratio of the number of shares at the end of the period.
Equity/assets ratio:	Equity as a ratio of total assets.
Net liability:	Total borrowings (comprising the balance sheet items Liabilities to credit institutions, Convertible loans and Other borrowings) with deduction of cash and cash equivalents and short-term investments.
Debt/equity ratio:	Net liability as a ratio of equity.
Return on total assets:	Operating income plus financial income as a percentage of the average balance sheet total.
Return on equity:	Income before taxes as a ratio of average equity.

The accompanying notes are an integral part of these consolidated financial statements.

OASMIA PHARMACEUTICAL AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2018

The key definitions found above are generic definitions often used in analyses and comparisons between different companies. They are therefore given to enable the reader to rapidly and summarily evaluate Oasmia’s financial situation and possibly compare with other companies.

These have been calculated as follows:

	MAY 1, 2017	MAY 1, 2016	MAY 1, 2015
	- APR 30, 2018	- APR 30, 2017	- APR 30, 2016
Equity per share
Equity at the end of the period, TSEK	345,036	300,371	326,053
Number of shares at the end of the period, thousand *	176,406	128,620	109,353
Equity per share, SEK	1,96	2.33	2.98

Equity/Assets ratio
Equity at the end of the period, TSEK	345,036	300,371	326,053
Total assets at the end of the period, TSEK	568,075	521,583	515,579
Equity/Assets ratio	61%	58%	63%

Net liability, TSEK
Liabilities to credit institutions	0	0	20,000
Convertible loans	52,841	66,307	25,549
Other borrowings	134,419	102,419	94,395
Total borrowings	187,260	168,726	139,944

Short-term investments	0	0	20,006
Cash and cash equivalents	15,580	28,001	26,208
Total cash and cash equivalents and short-term investments	15,580	28,001	46,214
Net liability	171,680	140,724	93,730

Debt/equity ratio
Net liability, TSEK	171,680	140,724	93,730
Equity, TSEK	344,943	300,371	326,053
Debt/equity ratio	50%	47%	29%

Return on total assets
Operating income plus financial income, TSEK	(103,623)	(140,396)	(131,905)

Total assets at the beginning of the period, TSEK	521,583	515,579	514,569
Total assets at the end of the period, TSEK	568,074	521,583	515,579
Average balance sheet total, TSEK	544,828	518,581	515,074
Return on total assets	(19)%	(27)%	(26)%
Return on equity
Income before taxes, TSEK	(118,013)	(160,243)	(141,539)
Equity at beginning of period, TSEK	300,371	326,053	375,710
Equity at end of period, TSEK	345,036	300,371	326,053
Average equity, TSEK	322,706	313,212	350,882
Return on equity	(37)%	(51)%	(40)%

* Recalculation of historical values has been made taking into account capitalization issue elements in the rights issue carried out in July 2017.

The accompanying notes are an integral part of these consolidated financial statements.

